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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on July 30, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Copano Energy, L.L.C.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4922 (Primary Standard Industrial Classification Code Number)	51-0411678 (I.R.S. Employer Identification Number)
2727 Allen Parkway, Suite 1200 Houston, Texas 77019 (713) 621-9547 (Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)
John R. Eckel, Jr. 2727 Allen Parkway, Suite 1200 Houston, Texas 77019 (713) 621-9547 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
David P. Oelman Vinson & Elkins L.L.P. 1001 Fannin, Suite 2300 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Baker Botts L.L.P. 910 Louisiana Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common units representing limited liability company interests	$120,750,000	$15,300

(1)
Includes common units issuable upon exercise of the underwriters' over-allotment option.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 30, 2004

PROSPECTUS

5,000,000 Common Units

Copano Energy, L.L.C.

Representing Limited Liability Company Interests
$                  per common unit

This is the initial public offering of our common units. We expect the initial public offering price to be between $                  and $                  per unit. We intend to make a minimum quarterly distribution of available cash of $0.4125 per unit, or $1.65 per unit on an annualized basis, before any distributions are paid on our subordinated units, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. We intend to list our common units on the Nasdaq National Market under the symbol "CPNO."

Investing in our common units involves risk. Please read "Risk Factors" beginning on page 17.

These risks include the following:

  •
  We may not have sufficient cash from operations to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses.

  •
  Our success depends upon our ability to continually obtain new sources of natural gas supply.

  •
  We depend on certain key producers for a significant portion of our supply of natural gas, and the loss of any of these key producers could adversely affect our financial results.

  •
  We depend on certain key customers for sales of natural gas and natural gas liquids, and the loss of any of these key customers could adversely affect our financial results.

  •
  Our profitability is dependent upon prices and market demand for natural gas and natural gas liquids, which are beyond our control and have been volatile.

  •
  Affiliates of our management, CSFB Private Equity and EnCap Investments will control, in the aggregate, a 47.9% membership interest in us. Our management, CSFB Private Equity or EnCap Investments may have conflicts of interest with us.

  •
  You will experience immediate and substantial dilution of $12.33 per common unit.

  •
  You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Copano Energy, L.L.C.	$	$

The underwriters expect to deliver the common units on or about                        , 2004. We have granted the underwriters a 30-day option to purchase up to an additional 750,000 common units on the same terms and conditions as set forth in this prospectus to cover over-allotments of common units, if any.

RBC Capital Markets
KeyBanc Capital Markets
Sanders Morris Harris

                        , 2004

TABLE OF CONTENTS

SUMMARY
Copano Energy, L.L.C.
Copano Pipelines
Copano Processing
Summary of Risk Factors
Competitive Strengths
Business Strategy
Our LLC Structure
The Offering
Summary Historical and Pro Forma Consolidated Financial and Operating Data
Non-GAAP Financial Measures
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Structure
Tax Risks to Common Unitholders
USE OF PROCEEDS
CAPITALIZATION
DILUTION
CASH DISTRIBUTION POLICY
Quarterly Distributions of Available Cash
Operating Surplus and Capital Surplus
Subordination Period
Distributions of Available Cash from Operating Surplus During the Subordination Period
Distributions of Available Cash from Operating Surplus After the Subordination Period
Distributions from Capital Surplus
Adjustment of Minimum Quarterly Distribution
Distributions of Cash Upon Liquidation
CASH AVAILABLE FOR DISTRIBUTION
SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Our Contracts
Our Commercial Relationship with Kinder Morgan Texas Pipeline
Our Growth Strategy
Items Impacting Comparability of Our Financial Results
Our Results of Operations
General Trends and Outlook
Impact of Inflation
Liquidity and Capital Resources
Recent Accounting Pronouncements
Significant Accounting Policies and Estimates
Commodity Price Risks
Quantitative and Qualitative Disclosures about Market Risk
BUSINESS
Overview
Competitive Strengths
Business Strategy
Industry Overview
Natural Gas Supply
Our Midstream Assets
Copano Pipelines
South Texas Region
Coastal Waters Region
Central Gulf Coast Region
Upper Gulf Coast Region
Copano Processing
Kinder Morgan Texas Pipeline
Competition
Regulation
Environmental Matters
Title to Properties
Office Facilities
Employees
Legal Proceedings
MANAGEMENT
Our Board of Directors

i

Compensation Committee Interlocks and Insider Participation
Our Management
Our Board of Directors and Executive Officers
Reimbursement of Expenses
Executive Compensation
Compensation of Directors
Employment Agreements
Long-Term Incentive Plan
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Copano/Operations, Inc.
Natural Gas Transactions
Stakeholders' Agreement
Acquisition of Special Units by Certain Executive Officers and Related Loans
Option to Purchase Limited Partnership Interest in Copano Partners, L.P.
Other Transactions
DESCRIPTION OF THE COMMON UNITS
The Units
Transfer Agent and Registrar
Transfer of Common Units
DESCRIPTION OF THE SUBORDINATED UNITS
Cash Distribution Policy
Conversion of the Subordinated Units
Distributions Upon Liquidation
Limited Voting Rights
THE LIMITED LIABILITY COMPANY AGREEMENT
Organization
Purpose
Fiduciary Duties
Power of Attorney
Capital Contributions
Limited Liability
Voting Rights
Issuance of Additional Securities
Election of Members of Our Board of Directors
Removal of Members of Our Board of Directors
General and Administrative Expense Reimbursements
Amendment of Our Limited Liability Company Agreement
Merger, Sale or Other Disposition of Assets
Termination and Dissolution
Liquidation and Distribution of Proceeds
Anti-Takeover Provisions
Limited Call Right
Meetings; Voting
Non-Citizen Assignees; Redemption
Indemnification
Books and Reports
Right To Inspect Our Books and Records
UNITS ELIGIBLE FOR FUTURE SALE
MATERIAL TAX CONSEQUENCES
Partnership Status
Unitholder Status
Tax Consequences of Unit Ownership
Tax Treatment of Operations
Disposition of Common Units
Uniformity of Units
Tax-Exempt Organizations and Other Investors
Administrative Matters
State, Local and Other Tax Considerations
INVESTMENT IN OUR COMPANY BY EMPLOYEE BENEFIT PLANS
UNDERWRITING
VALIDITY OF THE COMMON UNITS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS

ii

APPENDIX A — Form of Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C.	A-1
APPENDIX B — Glossary of Terms	B-1
APPENDIX C — Estimated Available Cash from Operating Surplus	C-1
APPENDIX D — Forecast Financial Information	D-1

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until                        , 2004 (25 days after the date of this prospectus), all dealers effecting transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

iii

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the financial statements and the notes to those financial statements. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit and that the underwriters' over-allotment option is not exercised. You should read "Risk Factors" beginning on page 17 for more information about important risks that you should consider carefully before buying our common units. References in this prospectus to "Copano Energy, L.L.C.," "we," "our," "us," or like terms refer to Copano Energy, L.L.C. and its subsidiaries.

Copano Energy, L.L.C.

        We are a growth-oriented midstream energy company with one of the largest independent networks of natural gas gathering and intrastate transmission pipelines in the Texas Gulf Coast region. We also own the second largest natural gas processing plant in the Texas Gulf Coast region in terms of throughput capacity. Our natural gas pipeline assets consist of approximately 1,300 miles of gas gathering and transmission pipelines, including 144 miles of pipeline owned by a partnership in which we own a 62.5% interest and which we operate. These pipelines collect natural gas from designated points near producing wells and transport these volumes to third-party pipelines, our Houston Central Processing Plant, utilities and industrial consumers.

        Our Houston Central Processing Plant is located approximately 100 miles southwest of Houston and has the capacity to process approximately 700 million cubic feet of gas per day, or MMcf/d. Volumes shipped to our processing plant, either on our pipelines or a third-party pipeline, are treated to remove contaminants and conditioned or processed to extract mixed natural gas liquids, or NGLs. Processed or conditioned natural gas is then delivered to third-party pipelines through plant interconnects, while NGLs are fractionated or separated and then sold as component NGL products, including ethane, propane, isobutane, normal butane, natural gasoline and stabilized condensate. We also own a 104-mile NGL products pipeline extending from the Houston Central Processing Plant to the Houston area.

        Our objective is to increase cash flow and distributions to our unitholders through accretive acquisitions and expansion projects, and through increased utilization of our assets. We believe that we have established a reputation for providing reliable service to our customers and for our ability to offer a combination of services, including natural gas gathering, transportation, compression, dehydration, treating, conditioning and processing. Since our inception in 1992, we have grown through a combination of 23 acquisitions, including the acquisition of our Houston Central Processing Plant. Over the same period, we have made significant capital investments to expand our pipelines and improve the efficiency and flexibility of our processing plant. We believe our acquisition and capital improvement experience, industry relationships and motivated management team will enable us to continue to increase the geographic scope of our operations and our profitability.

        Our net income (loss) before interest expense, provision for income taxes and depreciation and amortization expense, or EBITDA, was $13.5 million, $10.3 million and $9.6 million in 2003, 2002 and 2001, respectively. Our net income (loss) was $(4.7) million, $(1.6) million and $4.1 million in 2003, 2002 and 2001, respectively. Our cash flows from operating activities were $15.3 million, $8.9 million and $13.1 million in 2003, 2002 and 2001, respectively. For the three months ended March 31, 2004, our EBITDA was $5.1 million, our net loss was $0.6 million and our cash flows from operating activities were $2.1 million. Please read "Non-GAAP Financial

Measures" on page 15 of this prospectus for an explanation of EBITDA and a reconciliation of EBITDA to net income and cash flows from operating activities, which are financial measures calculated and presented in accordance with generally accepted accounting principles, or GAAP, that are most directly comparable to EBITDA.

        We have two operating segments, Copano Pipelines, which performs our natural gas gathering and transmission and related operations, and Copano Processing, which performs our natural gas processing, treating and conditioning and related NGL transportation operations. We have set forth below summary information describing our pipeline systems and processing assets.

Copano Pipelines

        Copano Pipelines includes four pipeline operating regions: South Texas, Coastal Waters, Central Gulf Coast and Upper Gulf Coast. For the three months ended March 31, 2004, we gathered and transported an average of 226,670 thousand cubic feet per day, or Mcf/d, of natural gas on these pipelines, which excludes volumes associated with Webb/Duval Gatherers, an unconsolidated partnership in which we own a 62.5% interest and which we operate as part of our South Texas Region.

  •
  South Texas Region.  This region is composed of six wholly owned gathering and intrastate transmission pipeline systems totaling approximately 572 miles: the Live Oak System, the Clayton Pipeline, the Agua Dulce System, the Nueces County System, the Mesteña Grande System and the Hebbronville Pipeline. Average throughput volume related to our wholly owned systems was 87,034 Mcf/d for the three months ended March 31, 2004. Webb/Duval Gatherers is also located in our South Texas Region and consists of 144 miles of pipeline systems with average throughput volume, excluding throughput received from one our wholly owned systems, of 100,296 Mcf/d for the three months ended March 31, 2004. Natural gas is supplied to our South Texas Region systems from 129 receipt points, representing 75 producers and third-party shippers.

  •
  Coastal Waters Region.  This region is comprised of two pipeline systems, the Copano Bay System and the Encinal Channel Pipeline, which collectively represent approximately 142 miles of pipeline. Natural gas is supplied to our Coastal Waters Region systems from nine receipt points, representing 10 producers and third-party shippers. Average throughput volume was 18,220 Mcf/d for the three months ended March 31, 2004.

  •
  Central Gulf Coast Region.  This region is composed of two natural gas gathering systems, the Sheridan System and the Provident City System, which consist of approximately 210 miles of pipeline. Natural gas is supplied to our Central Gulf Coast systems from 83 receipt points and two third-party pipeline interconnects, representing 51 producers and third-party shippers. Average throughput volume was 71,747 Mcf/d for the three months ended March 31, 2004.

  •
  Upper Gulf Coast Region.  This region is composed of three pipeline systems, the Sam Houston System, the Lake Creek System and the Grimes County System, which comprise approximately 230 miles of pipeline used for gathering, intrastate transmission and sales of natural gas. Natural gas is supplied to our Upper Gulf Coast Region systems from 30 receipt points and six third-party pipeline interconnects, representing 20 producers and third-party shippers. Average throughput volume was 49,669 Mcf/d for the three months ended March 31, 2004.

        For a more detailed description of pipeline assets, please read "Business — Copano Pipelines" beginning on page 84 of this prospectus.

Copano Processing

        Copano Processing includes our Houston Central Processing Plant and the Sheridan NGL Pipeline.

  •
  Houston Central Processing Plant.  Our Houston Central Processing Plant removes NGLs from the natural gas received from Kinder Morgan Texas Pipeline's, or KMTP's, Laredo-to-Katy pipeline and our Central Gulf Coast Region gathering systems and fractionates NGLs into separate marketable products for sale to third parties. The plant also has multiple tailgate interconnects for natural gas and NGLs. The plant has the capacity to process 700,000 Mcf/d of natural gas and had an average throughput volume of 519,551 Mcf/d and produced an average of 13,145 barrels per day of NGLs for the three months ended March 31, 2004.

  •
  Sheridan NGL Pipeline.  Our 104-mile, 6-inch diameter Sheridan NGL pipeline originates at the tailgate of our Houston Central Processing Plant and currently delivers butane and natural gasoline mix at an interconnect with Enterprise Products Partners' Seminole Pipeline in west Houston. Average throughput volume on this system was 3,274 Bbls/d for the three months ended March 31, 2004.

        For a more detailed description of our processing assets, please read "Business — Copano Processing" beginning on page 90 of this prospectus.

Summary of Risk Factors

        An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited liability company structure and the tax characteristics of our common units. The following list of risk factors is not exhaustive. Please read carefully these and other risks under "Risk Factors" beginning on page 17 of this prospectus.

  Risks Related to Our Business

  •
  We may not have sufficient cash from operations to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses.

  •
  Our success depends upon our ability to continually obtain new sources of natural gas supply. Any decrease in supplies of natural gas could reduce our ability to make distributions to our unitholders.

  •
  If KMTP's Laredo-to-Katy pipeline becomes unavailable to transport natural gas to or from our Houston Central Processing Plant for any reason, then our cash flow and revenue could be adversely affected.

  •
  We depend on certain key producers for a significant portion of our supply of natural gas, and the loss of any of these key producers could adversely affect our financial results.

  •
  We depend on certain key customers for sales of natural gas and NGLs, and the loss of any of these key customers could adversely affect our business and financial results.

  •
  Our profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile.

  •
  Federal, state or local regulatory measures could adversely affect our business.

  •
  Compliance with environmental regulations may increase our costs, which could have an adverse effect on our financial condition and results of operations.

  •
  Restrictions in our credit facilities may limit our ability to borrow additional funds, make distributions to you, or capitalize on acquisitions or other business opportunities.

  Risks Related to Our Structure

  •
  Affiliates of our management, CSFB Private Equity and EnCap Investments will control, in the aggregate, a 47.9% membership interest in us. Our management, CSFB Private Equity or EnCap Investments may have conflicts of interest with us. Our limited liability company agreement limits the remedies available to you in the event you have a claim based on conflicts of interest.

  •
  You will experience immediate and substantial dilution of $12.33 per common unit.

  •
  Our cap on certain general and administrative expenses expires three years following the closing of this offering (if not extended by our existing investors). Once the cap expires, our existing investors will no longer be required to reimburse us for certain amounts in excess of the cap. This expiration could materially reduce the cash available for distribution to our unitholders.

  •
  Distributions to our existing investors may be insufficient to allow them to reimburse us for all of our general and administrative expenses in excess of the cap, which could materially reduce the cash available for distribution to our unitholders.

  •
  We may issue additional common units without your approval, which would dilute your existing ownership interests.

  Tax Risks to Common Unitholders

  •
  Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the IRS treats us as a corporation for tax purposes or we become subject to entity-level taxation, it would substantially reduce the amount of cash available for distribution to you.

  •
  A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the costs of any contest will reduce cash available for distribution to our unitholders.

  •
  You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

  •
  Tax gain or loss on disposition of our common units could be more or less than expected.

Competitive Strengths

        Based on the following competitive strengths, we believe that we are well positioned to compete in our operating regions:

  •
  Our assets are strategically located in major natural gas supply areas.  Our assets are strategically located in natural gas producing regions in Texas that have experienced significant drilling activity, which provides us with attractive opportunities to access newly-developed natural gas supplies.

  •
  Our pipelines have additional capacity.  By continuing to aggressively acquire natural gas supplies, we believe that we can take advantage of our existing asset platform to increase utilization of the available capacity of our pipelines and thereby increase cash flow.

  •
  We have proven acquisition, expansion and integration expertise.  Since 1992, we have completed 23 acquisitions and several significant expansion projects, increasing the reach of our natural gas pipeline and NGL pipeline assets from approximately 23 miles to over 1,400 miles.

  •
  The recent modification at our Houston Central Processing Plant has enabled us to better manage our commodity price risk.  We recently modified our Houston Central Processing Plant to provide natural gas conditioning capability. This capability allows us to enter into contractual arrangements with producers to increase our fee-based revenues and to avoid processing natural gas when it is economically more desirable to condition natural gas.

  •
  We provide an integrated and comprehensive package of midstream services.  We provide flexible services to natural gas producers, including natural gas gathering, transportation, compression, dehydration, treating, conditioning and processing. In addition, we provide natural gas supplies on a flexible basis to natural gas customers attached to our pipeline systems.

  •
  We have significant experience operating our assets, and a knowledgeable management team whose interests are aligned with those of our unitholders.  Many of our employees operated or were associated with our assets before we acquired the assets. In addition, our management team has an average of almost 24 years of energy industry experience. After giving effect to this offering, our management team will own or control approximately 20.2% of our outstanding units, which we believe aligns our management team's interests with those of our unitholders. In addition and concurrently with this offering, we are adopting a long-term incentive plan that will provide for the award of equity incentives to our employees.

  •
  Our LLC structure should provide us with a competitive advantage.  We believe that we will have a lower cost of capital than many of our competitors that are master limited partnerships, or MLPs, because, unlike in a traditional MLP structure, neither our management nor any of our owners hold incentive distribution rights, or IDRs, that entitle them to increasing percentages of cash distributions as higher per unit levels of cash distributions are received. Therefore, it should be easier for us to achieve distribution growth for our unitholders than it is for those MLPs that distribute a large portion of incremental cash distributions to the holders of IDRs.

  •
  Our flexible capital structure should enhance our ability to competitively pursue acquisition and expansion opportunities.  We have a $100 million revolving credit facility to fund acquisitions, expansions and working capital for our pipeline operating segment. We have the right to increase capacity under this facility by an additional $25 million if we are able to obtain additional commitments from one or more lenders. Upon completion of this offering, we expect that approximately $45 million will be outstanding under this facility, assuming the underwriters' over-allotment option is not exercised. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Business Strategy

        Our management team is committed to increasing the amount of cash available for distribution by improving the cash flows from our existing assets, pursuing complementary acquisition and expansion opportunities and maintaining an appropriate mix of index-related and fixed-fee margin business to stabilize our cash flow. Key elements of our strategy include the following:

  •
  Improve the cash flows from our existing assets.  Our pipelines have excess capacity, which provides us with opportunities to increase throughput volume with minimal incremental costs.

  •
  Pursue complementary acquisitions.  We intend to use our acquisition and integration experience to make complementary acquisitions of midstream assets in our operating areas that provide opportunities to expand either the acquired assets or our existing assets to increase utilization.

  •
  Exploit our ability to switch between processing and conditioning modes.  We intend to continually monitor natural gas and NGL prices to quickly switch between processing and conditioning modes at our Houston Central Processing Plant when it is economically appropriate to do so.

  •
  Enter into contracts that provide us with positive operating margins under a variety of market conditions.  Because of the significant volatility of natural gas and NGL prices, we attempt to structure our contracts in a manner that allows us to achieve positive gross margins from our contracts in a variety of market conditions.

  •
  Execute cost-effective expansion and asset enhancement opportunities.  We intend to expand our assets where appropriate to meet increased demand for our midstream services.

OUR LLC STRUCTURE

        We are a Delaware limited liability company that was formed in August 2001 as Copano Energy Holdings, L.L.C. We recently changed our name to Copano Energy, L.L.C. Our operations are conducted through, and our operating assets will be owned by, our subsidiaries. We will, directly or indirectly, own all of the ownership interests in our operating subsidiaries, except that we will continue to own a 62.5% partnership interest in Webb/Duval Gatherers, and Tejas Energy NS, LLC, or Tejas, will continue to hold a warrant to acquire up to 10% of the membership interests of Copano Houston Central, L.L.C., a Delaware limited liability company and wholly owned subsidiary of our company. For additional information relating to the Tejas warrant, please read Note 7 of the Notes to Consolidated Financial Statements beginning on page F-27 of this prospectus.

        Concurrently with this offering, we will redeem approximately $77.0 million in redeemable preferred units and associated accrued distributions from certain of our existing investors, and our members' existing or remaining equity interests will be exchanged for common and subordinated units of Copano Energy, L.L.C. In addition, all holders of warrants to purchase our equity securities will exchange such warrants for common and subordinated units.

        Following our initial public offering and the application of the related net proceeds:

  •
  affiliates of our management will own 589,285 common units and 1,347,744 subordinated units, totaling an aggregate 20.2% membership interest in us;

  •
  DLJ Merchant Banking Partners III, L.P. and affiliated funds, which are affiliates of Credit Suisse First Boston Private Equity (collectively referred to in this prospectus as CSFB Private Equity), will own 404,822 common units and 925,860 subordinated units, totaling an aggregate 13.85% membership interest in us;

  •
  EnCap Energy Capital Fund III, L.P. and affiliated funds, which are affiliated funds of EnCap Investments L.P. (collectively referred to in this prospectus as EnCap Investments) will own 404,822 common units and 925,860 subordinated units, totaling an aggregate 13.85% membership interest in us; and

  •
  the public unitholders will own 5,000,000 common units, an aggregate 52.1% membership interest in us.

        CSFB Private Equity is the private equity affiliate of Credit Suisse First Boston, with over $29 billion in funds under management. CSFB Private Equity is comprised of investment funds that focus on domestic and international leveraged buyouts, structured equity investments, mezzanine investments, real estate investments, venture capital and growth capital investments and investments in other private equity funds.

        EnCap Investments L.P. is a provider of private equity to independent oil and gas companies, having closed over $4 billion of principal investments and corporate finance transactions. EnCap Investments L.P. has established 10 oil and gas investment funds with aggregate capital commitments of approximately $1.5 billion and currently manages capital on behalf of 50 U.S. and European institutions.

        CSFB Private Equity and EnCap Investments are separate, unaffiliated investment entities that are under no contractual or other obligation to act together with respect to us or their independent investment decisions as they relate to us. As institutional investors in us, each of CSFB Private Equity and EnCap Investments has similar rights and obligations under our limited liability company agreement.

        Our board of directors has sole responsibility for conducting our business and for managing our operations. Our principal executive offices are located at 2727 Allen Parkway, Suite 1200, Houston, Texas 77019, and our phone number is (713) 621-9547. Our website address is www.copanoenergy.com.

THE OFFERING

Common units offered by us	5,000,000 common units.
5,750,000 common units if the underwriters exercise their over-allotment option in full.
Units outstanding after this offering	•	6,398,929 common units, representing an approximate 66.7% membership interest, and
	•	3,199,464 subordinated units, representing an approximate 33.3% membership interest.
Use of proceeds	We anticipate using the net proceeds from this offering to:
	•	redeem, for approximately $77.0 million, all of our outstanding redeemable preferred units from CSFB Private Equity and EnCap Investments, including accrued distributions;
	•	repay approximately $7.0 million of Copano Processing's term loan that is not being refinanced under its new revolving credit facility;
	•	repay approximately $6.0 million of the indebtedness outstanding under Copano Pipelines' revolving credit facility;
	•	repay approximately $1.0 million of other obligations; and
	•	pay remaining offering expenses, currently estimated to be approximately $2.0 million. Please read "Use of Proceeds."
We will use any net proceeds from the exercise of the underwriters' over-allotment option to repay indebtedness outstanding under Copano Pipelines' revolving credit facility.
Cash distributions
We intend to make minimum quarterly distributions of $0.4125 per unit to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses. In general, we will pay any cash distributions we make each quarter in the following manner:
	•	first, to the common units until each common unit has received a minimum quarterly distribution of $0.4125 plus any arrearages in the payment of the minimum quarterly distribution from prior quarters;
	•	second, to the subordinated units until each subordinated unit has received a minimum quarterly distribution of $0.4125; and
	•	thereafter, to all holders pro rata.

We must distribute all of our cash on hand at the end of each quarter, after payment of fees and expenses, less reserves established by our management. We refer to this cash as available cash, and we define its meaning in our limited liability company agreement and in the glossary in Appendix B. The amount of available cash, if any, at the end of any quarter may be greater than or less than the minimum quarterly distribution.

Based on the forecast included in Appendix D and the assumptions described therein, we believe that we will have sufficient cash from operations to enable us to make the minimum quarterly distribution of $0.4125 per unit on all outstanding common units and subordinated units for each quarter through June 30, 2005. The amount of estimated cash available for distribution generated during 2003 and the three months ended March 31, 2004 would have been sufficient to allow us to pay approximately 86.7% and 100.0% of the minimum quarterly distribution on all of the common units and 0.0% and 93.7%, respectively, of the minimum quarterly distribution on the subordinated units during these periods. Please read "Cash Available for Distribution" and Appendix C to this prospectus for the calculation of our ability to have paid the minimum quarterly distributions during these periods.
Subordination period
During the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. The subordination period will end once we meet certain financial tests but not before September 30, 2006. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis and the common units will no longer be entitled to arrearages.
Issuance of additional units
In general, during the subordination period we may issue up to 3,199,464 additional common units, or 50% of the common units outstanding immediately after this offering, without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions and expansion capital expenditures that increase cash flow from operations per unit on an estimated pro forma basis, and we can issue additional common units if the proceeds of the issuance are used to repay certain of our indebtedness.

Voting Rights	Pursuant to our limited liability company agreement, as a unitholder you will be entitled to vote on the following matters:
	•	annual election, by cumulative voting, of members of our board of directors;
	•	issuance of units of senior rank or, in certain circumstances, equal rank to the common units during the subordination period;
	•	specified amendments to our limited liability company agreement;
	•	merger of our company or the sale of all or substantially all of our assets; and
	•	dissolution of our company.
Please read "The Limited Liability Company Agreement — Voting Rights."
Administrative Services Agreement
In connection with our initial public offering, we will enter into an Administrative Services Agreement with Copano/Operations, Inc., or Copano Operations, pursuant to which Copano Operations initially will provide us general and administrative services as well as substantially all of our employees. Copano Operations is a corporation controlled by our Chairman and Chief Executive Officer, John R. Eckel, Jr. Please read "Certain Relationships and Related Party Transactions."
Fiduciary Duties
Our limited liability company agreement provides that except as expressly modified by its terms, the fiduciary duties of our directors and officers are identical to the fiduciary duties they would have as directors and officers of a Delaware corporation.

Our limited liability company agreement establishes a conflicts committee of our board of directors, consisting solely of independent directors, which will be responsible for reviewing transactions involving potential conflicts of interest. If the conflicts committee approves such a transaction, you will not be able to assert that such approval constituted a breach of fiduciary duties owed to you by our directors and officers. Please read "Management — Our Board of Directors."

Estimated ratio of taxable income to distributions
We estimate that if you hold the common units that you purchase in this offering through December 31, 2007, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be approximately % or less of the cash distributed to you with respect to that period. Please read "Material Tax Consequences — Tax Consequences of Unit Ownership" on page 135 of this prospectus for the basis of this estimate.
Exchange listing	We intend to list our common units on the Nasdaq National Market under the symbol "CPNO."

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table shows summary historical consolidated financial and operating data of Copano Energy Holdings, L.L.C. and pro forma consolidated financial data of Copano Energy, L.L.C. for the periods and as of the dates indicated. The summary historical consolidated financial data for the years ended December 31, 2001, 2002 and 2003 are derived from the audited consolidated financial statements of Copano Energy Holdings, L.L.C. The summary historical consolidated financial data for the years ended December 31, 1999 and 2000 and for the three months ended March 31, 2003 and 2004 are derived from the unaudited consolidated financial statements of Copano Energy Holdings, L.L.C. The summary pro forma consolidated financial data as of March 31, 2004 and for the year ended December 31, 2003 and three months ended March 31, 2004 are derived from the unaudited pro forma consolidated financial statements of Copano Energy, L.L.C. These pro forma consolidated financial statements show the pro forma effect of this offering, including our use of the anticipated net proceeds. The pro forma consolidated balance sheet assumes this offering and the application of the net proceeds occurred as of March 31, 2004, and the pro forma consolidated statements of operations assume this offering and the application of the net proceeds occurred on January 1, 2003.

        The following table includes the following non-GAAP financial measures: (1) EBITDA and (2) segment gross margin. We define EBITDA as net income (loss) plus interest expense, provision for income taxes and depreciation and amortization expense. We define segment gross margin as revenue less cost of sales. Cost of sales includes the following costs and expenses: cost of natural gas and NGLs purchased by us from third parties, cost of natural gas and NGLs purchased by us from affiliates, costs we pay third parties to transport our volumes and costs we pay our affiliates to transport our volumes. For a reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with GAAP, please read "Non-GAAP Financial Measures" on page 15 of this prospectus.

        Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Expansion capital expenditures represent capital expenditures made to expand or increase the efficiency of the existing operating capacity of our assets. Expansion capital expenditures include expenditures that facilitate an increase in volumes within our operations, whether through construction or acquisition. Expenditures that reduce our operating costs will be considered expansion capital expenditures only if the reduction in operating expenses exceeds cost reductions typically resulting from routine maintenance. We treat costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets as operations and maintenance expenses as we incur them.

	Copano Energy Holdings, L.L.C.
								Copano Energy, L.L.C. Pro Forma
						Three Months Ended March 31,
	Year Ended December 31,
								Year Ended December 31, 2003	Three Months Ended March 31, 2004
	1999	2000	2001	2002	2003	2003	2004
	(In thousands, except per unit data)
Summary of Operations Data:
Revenues	$57,896	$107,381	$160,369	$224,896	$384,571	$112,130	$96,146	$384,571	$96,146
Cost of sales	51,018	96,028	143,381	199,525	353,376	100,926	86,376	353,376	86,376
Operations and maintenance expenses	1,999	1,780	4,960	9,562	10,854	2,626	2,959	10,854	2,959
General and administrative expenses(1)	1,120	1,460	2,171	4,177	5,849	1,317	1,726	5,849	1,726
Depreciation and amortization	2,327	2,191	3,326	5,539	6,091	1,447	1,602	6,091	1,602
Taxes other than income	318	331	435	891	926	243	250	926	250
Equity in loss (earnings) from unconsolidated affiliate	—	—	—	584	127	162	(259)	127	(259)

Operating income	$1,114	$5,591	$6,096	$4,618	$7,348	$5,409	$3,492	$7,348	$3,492
Interest and other financing costs	303	299	2,227	6,360	12,108	1,678	4,119	2,857	915
Interest income and other	46	150	183	101	43	10	7	43	7

Net income (loss)	$857	$5,442	$4,052	$(1,641)	$(4,717)	$3,741	$(620)	$4,534	$2,584

Pro forma net income per unit(2)								$0.47	$0.27

Balance Sheet Data (at period end):
Total assets	$55,475	$71,530	$152,258	$159,521	$161,709	$188,336	$169,115		$166,765
Property, plant and equipment, net	44,360	45,427	109,158	116,888	117,032	117,574	116,393		116,393
Payables to affiliates	441	623	1,090	932	1,371	867	962		962
Long-term debt	4,336	3,350	65,354	68,740	57,898	66,725	68,513		51,942
Redeemable preferred units	—	—	48,327	53,559	60,982	55,566	63,177		—
Members' capital	42,199	49,131	16,157	6,577	(662)	8,416	(1,282)		78,140
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$3,650	$4,788	$13,107	$8,865	$15,296	$2,527	$2,129
Investing activities	(4,958)	(3,318)	(93,335)	(16,817)	(6,192)	(2,114)	(1,016)
Financing activities	1,369	(430)	93,938	(2,591)	(9,633)	(3,122)	979
Other Financial Data:
Pipeline segment gross margin(3)	$6,878	$11,353	$11,529	$18,772	$27,551	$8,557	$7,257	$27,551	$7,257
Processing segment gross margin(4)	—	—	5,459	6,599	3,644	2,647	2,513	3,644	2,513

Total gross margin(3)	$6,878	$11,353	$16,988	$25,371	$31,195	$11,204	$9,770	$31,195	$9,770

EBITDA(1)(3)	$3,487	$7,932	$9,605	$10,258	$13,482	$6,866	$5,101	$13,482	$5,101
Maintenance capital expenditures	$565	$668	$1,175	$3,361	$2,691	$514	$713	$2,691	$713
Expansion capital expenditures	3,603	2,863	56,746	9,743	3,501	1,593	303	3,501	303

Total capital expenditures	$4,168	$3,531	$57,921	$13,104	$6,192	$2,107	$1,016	$6,192	$1,016

Operating Data:
Pipeline throughput(5) (Mcf/d)	75,205	87,907	228,657	247,613	238,800	243,625	226,670
Processing plant(4)
Inlet volumes (Mcf/d)	—	—	614,521	571,217	479,127	576,530	519,551
NGLs produced (Bbls/d)	—	—	15,227	12,656	7,280	9,097	13,145

(1)
Excludes the pro forma impact of general and administrative expense reimbursements that would have been received by us in accordance with our limited liability company agreement. On a pro forma basis, such reimbursement amounts would have been approximately $0 and $0.2 million for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

(2)
Net income (loss) per unit is not applicable for periods prior to our initial public offering. Net income per unit for the year ended December 31, 2003 and the three months ended March 31, 2004 of $0.47 and $0.27, respectively, are presented pro forma for our initial public offering.

(3)
Under the equity method of accounting, these amounts include our equity in the earnings (loss) of Webb/Duval Gatherers in which we own a 62.5% partnership interest, in the amounts of $(584) and $(127) for the years ended December 31, 2002 and 2003, respectively, $(162) and $259 for the three months ended March 31, 2003 and 2004, respectively, and, on a pro forma basis, $(127) and $259, for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

(4)
We initiated processing upon acquisition of our Houston Central Processing Plant in August 2001.

(5)
Excludes volumes associated with our interest in Webb/Duval Gatherers, which we acquired in November 2001 and February 2002. With respect to assets acquired mid-year, our operating data represents daily volumes for the portion of the year we owned the asset.

NON-GAAP FINANCIAL MEASURES

        We include in this prospectus the non-GAAP financial measures of segment gross margin and EBITDA and provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with GAAP.

        We define segment gross margin as revenue less cost of sales. Cost of sales includes the following costs and expenses: cost of natural gas and NGLs purchased by us from third parties, cost of natural gas and NGLs purchased by us from affiliates, costs we pay third parties to transport our volumes and costs we pay our affiliates to transport our volumes. We view segment gross margin as an important performance measure of the core profitability of our operations. This measure is a key component of our internal financial reporting and is used by our senior management in deciding how to allocate capital resources among business segments. We believe that investors benefit from having access to the same financial measures that our management uses. The GAAP measure most directly comparable to segment gross margin is operating income.

        We define EBITDA as net income (loss) plus interest expense, provision for income taxes and depreciation and amortization expense.

        EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

  •
  the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

  •
  the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness;

  •
  our operating performance and return on capital as compared to those of other companies in the midstream energy sector, without regard to financing or capital structure; and

  •
  the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

        EBITDA is also a financial measurement that, with certain negotiated adjustments, is reported to our banks and is used to compute our financial covenants under our credit facilities. EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities, as other entities may not calculate EBITDA in the same manner as we do. We have reconciled EBITDA to net income and cash flows from operating activities.

        The following table presents a reconciliation of the non-GAAP financial measures of (1) total gross margin (which consists of the sum of individual segment gross margins) to operating income and (2) EBITDA to the GAAP financial measures of net income and cash flows from operating activities, in each case, on a historical basis and pro forma as adjusted for this offering and the application of the net proceeds, as applicable, for each of the periods indicated.

	Copano Energy Holdings, L.L.C.
								Copano Energy, L.L.C. Pro Forma
						Three Months Ended March 31,
	Year Ended December 31,
								Year Ended December 31, 2003	Three Months Ended March 31, 2004
	1999	2000	2001	2002	2003	2003	2004
	(In thousands)
Reconciliation of total gross margin to operating income:
Operating income	$1,114	$5,591	$6,096	$4,618	$7,348	$5,409	$3,492	$7,348	$3,492
Add:
Operations and maintenance expenses	1,999	1,780	4,960	9,562	10,854	2,626	2,959	10,854	2,959
Depreciation and amortization	2,327	2,191	3,326	5,539	6,091	1,447	1,602	6,091	1,602
General and administrative expenses	1,120	1,460	2,171	4,177	5,849	1,317	1,726	5,849	1,726
Taxes other than income	318	331	435	891	926	243	250	926	250
Equity in loss (earnings) from unconsolidated affiliate	—	—	—	584	127	162	(259)	127	(259)

Total gross margin	$6,878	$11,353	$16,988	$25,371	$31,195	$11,204	$9,770	$31,195	$9,770

Reconciliation of EBITDA to net income (loss):
Net income (loss)	$857	$5,442	$4,052	$(1,641)	$(4,717)	$3,741	$(620)	$4,534	$2,584
Add:
Depreciation and amortization	2,327	2,191	3,326	5,539	6,091	1,447	1,602	6,091	1,602
Interest expense	303	299	2,227	6,360	12,108	1,678	4,119	2,857	915

EBITDA	$3,487	$7,932	$9,605	$10,258	$13,482	$6,866	$5,101	$13,482	$5,101

Reconciliation of EBITDA to cash flows from operating activities:
Cash flow from operating activities	$3,650	$4,788	$13,107	$8,865	$15,296	$2,527	$2,129
Add:
Cash paid for interest	233	211	946	2,543	3,033	393	544
Equity in earnings (loss) of unconsolidated affiliate	—	—	—	(584)	(127)	(162)	259
Increase (decrease) in working capital	(396)	2,933	(4,448)	(566)	(4,720)	4,108	2,169

EBITDA	$3,487	$7,932	$9,605	$10,258	$13,482	$6,866	$5,101

RISK FACTORS

        Membership interests in a limited liability company are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

        The following risks could materially and adversely affect our business, financial condition or results of operations. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment in our company.

Risks Related to Our Business

  We may not have sufficient cash from operations to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses.

        We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. Under the terms of our limited liability company agreement, we must pay our operations and maintenance expenses (including reimbursements to Copano Operations for direct and general and administrative expenses) and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

  •
  the amount of natural gas gathered and transported on our pipelines;

  •
  the throughput volumes at our processing, conditioning and treating plant;

  •
  the price of natural gas;

  •
  the relationship between natural gas and NGL prices;

  •
  the level of our operating costs;

  •
  the weather in our operating areas;

  •
  the level of competition from other midstream energy companies; and

  •
  the fees we charge and the margins we realize for our services.

        In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

  •
  the level of capital expenditures we make;

  •
  the cost of acquisitions, if any;

  •
  our debt service requirements;

  •
  fluctuations in our working capital needs;

  •
  restrictions on distributions contained in our credit facility;

  •
  our ability to make working capital borrowings under our credit facility to pay distributions;

  •
  prevailing economic conditions; and

  •
  the amount of cash reserves established by our board of directors for the proper conduct of our business.

        The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

        The amount of available cash we need to pay the minimum quarterly distribution for four quarters on the common units and the subordinated units to be outstanding immediately after this offering is approximately $15.8 million. If we had completed the transactions contemplated in this prospectus on January 1, 2003, pro forma available cash from operating surplus generated during the year ended December 31, 2003 would have been approximately $9.2 million. The amount of pro forma cash available for distribution during 2003 would have been sufficient to allow us to pay approximately 86.7% of the minimum quarterly distributions on our common units and 0.0% of the minimum quarterly distributions on the subordinated units during this period. For a calculation of our ability to make distributions to you based on our pro forma results for the year ended December 31, 2003, please read "Cash Available for Distribution" and Appendix C included elsewhere in this prospectus.

  The assumptions underlying the financial forecast in Appendix D are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

        The financial forecast set forth in Appendix D includes our forecast of statements of operations for the 12 months ending June 30, 2005. Our management has prepared the financial forecast and we have not received an opinion or report on it from any independent accountants. In addition, Appendix D includes a calculation of available cash from operating surplus based on the financial forecast. The assumptions underlying the financial forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we may not be able to pay the full minimum quarterly distributions or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially.

  Our success depends upon our ability to continually obtain new sources of natural gas supply. Any decrease in supplies of natural gas could reduce our ability to make distributions to our unitholders.

        Our gathering and transportation pipeline systems are connected to natural gas reserves and wells, for which the production will naturally decline over time, which means that our cash flows associated with these wells will also decline over time. To maintain or increase throughput levels on our pipeline systems and the utilization rate at our processing plant, we must continually obtain new natural gas supplies. We may not be able to obtain additional contracts for natural gas supplies. The primary factors affecting our ability to connect new supplies of gas and attract new customers to our gathering and transmission lines include: (1) the level of successful drilling activity near our gathering systems and (2) our ability to compete for the commitment of such additional volumes to our systems.

        Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. We have no control over the level of drilling activity in the areas of our operations, the amount of reserves underlying the wells or the rate at which production from a well will decline. In addition, we have no control over producers or their production decisions, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, the level of reserves, geological considerations, governmental regulations and the availability and cost of capital.

        We face strong competition in acquiring new natural gas supplies. Competitors to our pipeline operations include major interstate and intrastate pipelines, and other natural gas gatherers. Competition for natural gas supplies is primarily based on the location of pipeline facilities, pricing arrangements, reputation, efficiency, flexibility and reliability. Our major competitors for natural gas supplies and markets in our four operating regions include GulfTerra Energy Partners, Lobo Pipeline Company (an affiliate of ConocoPhillips), Kinder Morgan Texas Pipeline, Duke Energy Field Services, Crosstex Energy, and Houston Pipe Line (an affiliate of American Electric Power Company). Many of our competitors have greater financial resources than we do.

        If we are unable to maintain or increase the throughput on our pipeline systems because of decreased drilling activity in the areas in which we operate or because of an inability to connect new supplies of gas and attract new customers to our gathering and transmission lines, then our business and financial results or our ability to achieve our growth strategy could be materially adversely affected. Please read "Business — Natural Gas Supply" on page 81 of this prospectus for more information on our access to natural gas suppliers.

  If KMTP's Laredo-to-Katy pipeline becomes unavailable to transport natural gas to or from our Houston Central Processing Plant for any reason, then our cash flow and revenue could be adversely affected.

        Our ability to contract for natural gas supplies often depends on our ability to deliver gas to our processing plant and downstream markets. If we are unable to deliver natural gas to our processing plant or to downstream markets, then our ability to contract for natural gas supplies could be hindered, and our cash flow and revenue would likely be adversely affected. For the three months ended March 31, 2004, approximately 32% of the total natural gas delivered by our pipeline operating segment was delivered to KMTP. We deliver this natural gas to KMTP in order to transport it to our Houston Central Processing Plant, which straddles KMTP's Laredo-to-Katy pipeline. For the three months ended March 31, 2004, approximately 86% of the natural gas volumes processed or conditioned at our Houston Central Processing Plant were delivered to the plant through the KMTP Laredo-to-Katy pipeline. Of the volumes delivered into the plant from the KMTP Laredo-to-Katy pipeline, approximately 23% were delivered from gathering systems controlled by us, while 77% were delivered into KMTP's pipeline from other sources. We refer to the natural gas delivered into KMTP's pipeline from sources other than our gathering systems as "KMTP Gas." Of the total volume of NGLs extracted at the plant during this period, 46% was attributable to KMTP Gas. Depending on the supply of residue gas at our processing plant and natural gas market conditions, we may sell natural gas to KMTP or to other shippers that transport natural gas through KMTP's Laredo-to-Katy pipeline. Additionally, we may use KMTP's Laredo-to-Katy pipeline to transport natural gas to our pipelines located in the Upper Gulf Coast Region and to downstream markets. If KMTP's pipeline were to become unavailable for any reason, the volumes transported to our Houston Central Processing plant would be reduced substantially, and our cash flows and revenues from our processing business could be adversely affected. In addition, many producers that use our gathering systems have natural gas containing NGLs that must be conditioned or processed in order to meet downstream market quality specifications. If we were unable to ship such natural gas to our plant for processing or conditioning, and, if required, treating, we would need to arrange for transportation through other pipelines that could provide these services. Alternatively, we might be required to lease smaller conditioning, and possibly treating, facilities in order to deliver to other pipelines having restrictive natural gas quality specifications.

  We depend on certain key producers for a significant portion of our supply of natural gas, and the loss of any of these key producers could adversely affect our financial results.

        For the year ended December 31, 2003, Mesteña Operating, Gryphon Exploration, Dominion OK TX Exploration and Production, Kerr-McGee and EOG Resources supplied us with approximately 11.7%, 7.7%, 7.4%, 6.8% and 5.5%, respectively, of our total natural gas volumes. We face strong competition in our areas of operation for natural gas supplies. To the extent that these producers reduce the volumes of natural gas that they supply us as a result of competition or otherwise, we would be adversely affected unless we were able to acquire comparable supplies of natural gas from other producers.

  We depend on certain key customers for sales of natural gas and NGLs, and the loss of any of these key customers could adversely affect our financial results.

        For the year ended December 31, 2003, KMTP and Entergy Gulf States accounted for approximately 32.9% and 14.4%, respectively, of our total revenue. In addition, a subsidiary of Dow Chemical purchases substantially all of the ethane and propane produced at our Houston Central Processing Plant, which accounted for approximately 9.2% of our total revenue for the year ended December 31, 2003. To the extent these and other customers reduce the volumes of natural gas and NGLs that they purchase from us, our financial results could be adversely affected.

  Our profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile.

        We are subject to significant risks due to fluctuations in commodity prices. These risks are based upon two components of our business: (1) processing or conditioning at our Houston Central Processing Plant, and (2) purchasing and selling volumes of natural gas at index-related prices.

        The profitability of our Houston Central Processing Plant is affected by the relationship between natural gas prices and NGL prices. When natural gas prices are low relative to NGL prices, it is more profitable for us to process the gas than to condition it. When natural gas prices are high relative to NGL prices, we have the flexibility to condition natural gas rather than fully process it. Accordingly, if natural gas prices remain high relative to NGL prices for extended periods of time, then our results of operations could be adversely impacted.

        The margins we realize from purchasing and selling a portion of the natural gas that we transport through our pipeline systems decrease in periods of low natural gas prices because such gross margins are based on a percentage of the index price. For the three months ended March 31, 2004, we purchased approximately 53.6% of our natural gas at a percentage of relevant index. Accordingly, a decline in the price of natural gas could have an adverse impact on our results of operations from our pipelines segment.

        In the past, the prices of natural gas and NGLs have been extremely volatile, and we expect this volatility to continue. For example, during the 12 months ended December 31, 2003 and the three months ended March 31, 2004, the Houston Ship Channel, or HSC, natural gas index price ranged from a high of $24.96 per MMBtu to a low of $3.86 per MMBtu and from a high of $6.89 per MMBtu to a low of $4.88 per MMBtu, respectively. A composite of the Oil Price Information

Service, or OPIS, Mt. Belvieu monthly average NGL price based upon our average NGL composition during the 12 months ended December 31, 2003 and the three months ended March 31, 2004 ranged from a high of approximately $0.68 per gallon to a low of approximately $0.46 per gallon and from a high of approximately $0.62 per gallon to a low of approximately $0.60 per gallon, respectively.

        We seek to maintain a position that is substantially balanced between purchases and sales for future delivery obligations. However, we may not be successful in balancing our natural gas purchases and sales. In addition, a producer could fail to deliver contracted volumes or deliver in excess of contracted volumes, or a consumer could take more or less than contracted volumes. Any of these actions could cause an imbalance in our natural gas purchases and sales. If our purchases and sales of natural gas are not balanced, we will face increased exposure to commodity price risks, which could increase volatility of our operating income.

        The markets and prices for natural gas and NGLs depend upon many factors beyond our control. These factors include demand for oil, natural gas and NGLs, which fluctuate with changes in market and economic conditions and other factors, including:

  •
  the impact of weather on the demand for oil and natural gas;

  •
  the level of domestic oil and natural gas production;

  •
  the availability of imported oil and natural gas;

  •
  actions taken by foreign oil and gas producing nations;

  •
  the availability of local, intrastate and interstate transportation systems;

  •
  the availability and marketing of competitive fuels;

  •
  the impact of energy conservation efforts; and

  •
  the extent of governmental regulation and taxation.

  Federal, state or local regulatory measures could adversely affect our business.

        Most of our pipelines are gathering systems that have been deemed non-utilities by the Railroad Commission of Texas, or TRRC. Under Texas law, non-utilities are not subject to rate regulation by the TRRC. Should the status of these non-utility assets change, they would become subject to rate regulation by the TRRC, which could adversely affect the rates that we are allowed to charge our customers. Some of our intrastate natural gas transmission pipelines are subject to regulation as a common purchaser and as a gas utility by the TRRC. The TRRC's jurisdiction extends to both rates and pipeline safety. The rates we charge for transportation services are deemed just and reasonable under Texas law unless challenged in a complaint. Should a complaint be filed or should regulation become more active, our business could be adversely affected.

        As a natural gas gatherer and intrastate pipeline company, we generally are exempt from Federal Energy Regulatory Commission, or FERC, regulation under the Natural Gas Act of 1938, or NGA, but FERC regulation still affects our business and the market for our products. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity. In addition, the rates, terms and conditions of some of the transportation services we provide on our pipelines are subject to FERC regulation under Section 311 of the Natural Gas Policy Act.

        Other state and local regulations also affect our business. Our gathering lines are subject to ratable take and common purchaser statutes in Texas. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes restrict our right as an owner of gathering facilities to decide with whom we contract to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states. Texas has adopted complaint-based regulation of natural gas gathering activities, which allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. Please read "Business — Regulation."

        Compliance with pipeline integrity regulations issued by the TRRC could result in substantial expenditures for testing, repairs and replacement. The TRRC regulations require periodic testing of all intrastate pipelines meeting certain size and location requirements. Our costs relating to compliance with the required testing under the TRRC regulations was approximately $0.4 million for the year ended December 31, 2003, and we expect our costs relating to such requirements to be less than $0.1 million in 2004 and approximately $0.4 million in 2005. If our pipelines fail to meet the safety standards mandated by the TRRC regulations, then we may be required to repair or replace sections of such pipelines, the cost of which cannot be estimated at this time.

  Compliance with environmental regulations may increase our costs, which could have an adverse effect on our financial condition and results of operations.

        The operations of our gathering systems, plants and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

        There is inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of natural gas and other petroleum products, air emissions related to our operations, and historical industry operations and waste disposal practices. For example, an accidental release from one of our pipelines or processing facilities could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover these costs from insurance. Please read "Business — Environmental Matters."

  If we do not make acquisitions on economically acceptable terms, any future growth will be limited.

        Our ability to grow and to increase distributions to unitholders is principally dependent on our ability to make acquisitions that result in an increase in adjusted operating surplus per unit. If we are unable to make these accretive acquisitions either because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms, or (3) outbid by competitors, then our future growth and ability to increase distributions will be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in adjusted operating surplus per unit.

        Any acquisition involves potential risks, including, among other things:

  •
  mistaken assumptions about revenues and costs, including synergies;

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  an inability to integrate successfully the businesses we acquire;

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  the assumption of unknown liabilities;

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  limitations on rights to indemnity from the seller;

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  the diversion of management's attention from other business concerns;

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  unforeseen difficulties operating in new product areas or new geographic areas; and

  •
  customer or key employee losses at the acquired businesses.

Management's assessments of these risks is necessarily inexact and may not reveal or resolve all existing or potential problems with an acquisition.

        If we consummate any future acquisitions, our capitalization and results of operation may change significantly, and you will not have the opportunity to evaluate the economics, financial and other relevant information that we will consider in determining the application of these funds and other resources.

        Our acquisition strategy is based, in part, on our expectation of ongoing divestitures of natural gas gathering, transportation and processing assets by large industry participants. A material decrease in such divestitures would limit our opportunities for future acquisitions and could adversely affect our operations and cash flows available for distribution to our unitholders.

  Expanding our business by constructing new assets subjects us to risks that costs may exceed our expectations and that additional natural gas supplies will not be available.

        One of the ways we may grow our business is through the construction of additions to our existing gathering and transportation systems (including additional compression) and additional modifications at our Houston Central Processing Plant. The construction of additions or modifications to our existing gathering and transportation systems and processing and treating facilities, and the construction of new gathering, processing and treating facilities, involves numerous regulatory, environmental, political, legal and operational uncertainties beyond our control and require the expenditure of significant amounts of capital. If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we expand a pipeline, the construction may occur over an extended period of time, and we will not receive any material increases in revenues until the project is completed. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. We may also rely on estimates of future production in our decision to construct additions to our gathering and transportation systems, which may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition.

   We may be unable to obtain new rights-of-way for expansion projects, and it may become more expensive for us to obtain new rights-of-way or renew existing rights-of-way.

        The construction of additions to our existing gathering and transportation assets may require us to obtain new rights-of-way prior to constructing new pipelines. We may be unable to obtain such rights-of-way to connect new natural gas supplies to our existing gathering lines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for us to obtain new rights-of-way or to renew existing rights-of-way. If the cost of obtaining new rights-of-way or renewing existing rights-of-way increases, then our results of operations could be adversely affected.

  Our business involves many hazards and operational risks, some of which may not be fully covered by insurance.

        Our operations are subject to the many hazards inherent in the gathering, compression, treating, processing and transportation of natural gas and NGLs, including:

  •
  damage to pipelines, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires, extreme weather conditions and other natural disasters and acts of terrorism;

  •
  inadvertent damage from construction and farm equipment;

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  leaks of natural gas, NGLs and other hydrocarbons; and

  •
  fires and explosions.

        These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. In addition, mechanical malfunctions, faulty measurement or other errors may result in significant costs or lost revenues. Our operations are primarily concentrated in South Texas and the Texas Gulf Coast regions, and a natural disaster or other hazard affecting this area could have a material adverse effect on our operations. We are not fully insured against all risks incident to our business. In accordance with typical industry practice, we do not have any property insurance on any of our underground pipeline systems that would cover damage to the pipelines. We are not insured against all environmental accidents that might occur, other than those considered to be sudden and accidental. Our business interruption insurance with respect to our assets covers only the availability of our Houston Central Processing Plant, our Copano Bay System and certain related facilities, and our KMTP Thompsonville Interconnect, which connects our Hebbronville pipeline and KMTP's Laredo-to-Katy pipeline. If a significant accident or event occurs that is not fully insured, it could adversely affect our operations and financial condition.

  Restrictions in our subsidiaries' credit facilities may limit their ability to borrow additional funds or make distributions to us, which will limit our ability to make distributions to our unitholders and capitalize on acquisitions and other business opportunities.

        As of March 31, 2004, our total outstanding indebtedness on a pro forma basis after giving effect to this offering was approximately $51.9 million. Our payments of principal and interest on our indebtedness will reduce the cash available for distribution on the units. Each of our subsidiaries' bank credit facilities will contain various covenants limiting its ability to incur indebtedness, grant liens and engage in transactions with affiliates, which will limit our ability to make distributions to our unitholders and capitalize on acquisition and other business opportunities. In addition, our subsidiaries will be prohibited by the terms of their credit facilities from making cash distributions to us during an event of default, or if the payment of such cash distributions would cause an event of default, under any of their debt agreements. Furthermore, each of our subsidiaries' bank credit facilities will contain covenants requiring them to maintain certain financial ratios and tests. Any subsequent replacement of these credit facilities or any new indebtedness could have similar or greater restrictions. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

  Due to our lack of asset diversification, adverse developments in our gathering, treating, processing and transportation businesses would reduce our ability to make distributions to our unitholders.

        Substantially all of our revenues are generated from our gathering, dehydration, treating, conditioning, processing and transportation businesses, and as a result, our financial condition depends upon prices of, and continued demand for, natural gas and NGLs. Furthermore, all of our assets are located in Texas. Due to our lack of diversification in asset type and location, an adverse development in one of these businesses or in this area would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

  Terrorist attacks aimed at our nation's pipeline infrastructure could adversely affect our business.

        Following the September 11, 2001 terrorist attacks, the United States government issued warnings that energy assets, including our nation's pipeline infrastructure, may be the future target of terrorist organizations. Any terrorist attacks on our facilities, those of our customers and, in some cases, those of other pipelines, could have a material adverse effect on our business. Further escalation of political tensions in the Middle East and elsewhere could result in increased volatility in the world's energy and financial markets and result in a material adverse effect on our business.

        Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

Risks Related to Our Structure

  Affiliates of our management, CSFB Private Equity and EnCap Investments will control, in the aggregate, a 47.9% membership interest in us. Our management, CSFB Private Equity or EnCap Investments may have conflicts of interest with us. Our limited liability company agreement limits the remedies available to you in the event you have a claim relating to conflicts of interest.

        Following the offering, affiliates of our management, CSFB Private Equity and EnCap Investments will control, in the aggregate, a 47.9% membership interest in us, and three members of our board of directors will be affiliates of these unitholders. Moreover, through cumulative voting, affiliates of our management, CSFB Private Equity and EnCap Investments will each have the continuing ability to elect at least one member to our board of directors at each annual meeting (based on their respective ownership interest immediately following this offering). Conflicts of interest may arise between our management, CSFB Private Equity and EnCap Investments, and us and our unitholders. These potential conflicts may relate to the divergent interests of affiliates of our management, CSFB Private Equity and EnCap Investments as owners of all of our subordinated units and approximately 21.9% of our common units, and our investors in this offering who will own approximately 78.1% of our common units following this offering.

Situations in which the interests of owners of subordinated units may differ from interests of owners of common units include, among others, the following situations:

  •
  in some instances, our board of directors may cause us to borrow funds to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to hasten the expiration of the subordination period;

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  our limited liability company agreement gives our management broad discretion in establishing financial reserves for the proper conduct of our business, which will affect the amount of cash available for distribution. For example, our management is required to deduct from operating surplus cash reserves that in its reasonable discretion are necessary to fund our future operating expenditures;

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  our management determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional membership interests and reserves, each of which can affect the amount of cash that is distributed to our unitholders and the expiration of the subordination period; and

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  CSFB Private Equity and EnCap Investments are not prohibited from investing or engaging in other businesses or activities that compete with us.

  Our limited liability company agreement prohibits a unitholder who acquires 15% or more of our common units without the approval of our board of directors from engaging in a business combination with us for three years. This provision could discourage a change of control that our unitholders may favor, which could negatively affect the price of our common units.

        Our limited liability company agreement effectively adopts Section 203 of the Delaware General Corporation Laws, or the DGCL. Section 203 of the DGCL as it applies to us prevents an interested unitholder, defined as a person who owns 15% or more of our outstanding units, from engaging in business combinations with us for three years following the time such person becomes an interested unitholder. Section 203 broadly defines "business combination" to encompass a wide variety of transactions with or caused by an interested unitholder, including mergers, asset sales and other transactions in which the interested unitholder receives a benefit on other than a pro rata basis with other unitholders. This provision of our limited liability company agreement could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for our common units.

  You will experience immediate and substantial dilution of $12.33 per common unit.

        The assumed initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $7.67 per unit. Based on the assumed initial public offering price, you will incur immediate and substantial dilution of $12.33 per common unit. The main factor causing dilution is that affiliates of our management, CSFB Private Equity and EnCap Investments acquired interests in us at equivalent per unit prices lower than the public offering price. Please read "Dilution."

   Our cap on certain general and administrative expenses expires three years following the closing of this offering (if not extended by our existing investors). Once the cap expires, our existing investors will no longer be required to reimburse us for certain amounts in excess of the cap, which could materially reduce the cash available for distribution to our unitholders.

        Pursuant to our limited liability company agreement, for three years following the closing of this offering, our existing investors have agreed to reimburse us for our general and administrative expenses in excess of the following levels (subject to certain limitations):

Year	General and Administrative Expense Limitation
1	$6.0 million annually or $1.5 million per quarter
2	$6.6 million annually or $1.65 million per quarter
3	$7.2 million annually or $1.8 million per quarter

During this three-year period, the quarterly limitation on general and administrative expenses will be increased by 10% of the amount by which EBITDA for any quarter exceeds $5.2 million. This limitation, or cap, on general and administrative expenses excludes expenses we may incur in connection with potential acquisitions and capital improvements.

        Once the cap expires, our existing investors will no longer be required to reimburse us for amounts in excess of the cap. As a result, all of our general and administrative expenses will be paid by us, which could materially reduce the cash available for distributions to our unitholders. For a detailed discussion of our cap on general and administrative expenses, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—General and Administrative Expenses."

  Distributions to our existing investors may be insufficient to allow them to reimburse us for all of our general and administrative expenses in excess of the cap, which could materially reduce the cash available for distributions to our unitholders.

        Our existing investors have agreed to reimburse us for our general and administrative expenses in excess of stated levels. These reimbursements will be made on a quarterly basis and will be made from distributions payable to our existing investors with respect to the common and subordinated units they will own following this offering. Following this offering, our existing investors will collectively own 1,398,929 common units and 3,199,464 subordinated units. It is currently anticipated that our existing investors will receive, in the aggregate, approximately $1.9 million quarterly and $7.6 million annually in distributions from us with respect to the common and subordinated units held by them. If distributions received by our existing investors in any quarter during this three-year period are insufficient to reimburse us for all of the excess general and administrative expense, then amounts not reimbursed will be paid by us, which could have a material adverse effect on the cash available for distributions to our unitholders.

  We may issue additional common units without your approval, which would dilute your existing ownership interests.

        During the subordination period, we may issue up to 3,199,464 additional common units without your approval. We may also issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without your approval, in a number of circumstances, such as:

  •
  the issuance of common units in connection with acquisitions or capital improvements that our management determines would increase cash flow from operations per unit on an estimated pro forma basis;

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  issuances of common units to repay certain indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the debt's retirement;

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  the conversion of subordinated units into common units;

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  the conversion of units of equal rank with the common units into common units under some circumstances;

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  the issuance of common units under our incentive plans; or

  •
  the redemption of common units with the proceeds of a concurrent offering of common units.

        After the end of the subordination period, we may issue an unlimited number of limited liability company interests of any type, including common units, without the approval of our unitholders. Our limited liability company agreement does not give the unitholders the right to approve our issuance at any time of equity securities ranking junior to the common units.

        The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

  •
  your proportionate ownership interest in us will decrease;

  •
  the amount of cash available for distribution on each unit may decrease;

  •
  because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase;

  •
  the relative voting strength of each previously outstanding unit will be diminished; and

  •
  the market price of the common units may decline.

  Our limited liability company agreement provides for a limited call right that may require you to sell your common units at an undesirable time or price.

        If, at any time, any person owns more than 90% of the common units then outstanding, such person has the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units then outstanding at a price not less than the then-current market price of the common units. As a result, you may be required to sell your common units at an undesirable time or price and may therefore not receive any return on your investment. You may also incur tax liability upon a sale of your units. For additional information about the call right, please read "The Limited Liability Company Agreement — Limited Call Right."

  Unitholders may have limited liquidity for their units, a trading market may not develop for the units and you may not be able to resell your units at the initial public offering price.

        Prior to the offering, there has been no public market for the common units. After the offering, there will be only 5,000,000 publicly traded units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might

be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

  Affiliates of our management, CSFB Private Equity or EnCap Investments may sell units or other limited liability company interests in the trading market, which could reduce the market price of our outstanding common units.

        Following the completion of this offering, affiliates of our management, CSFB Private Equity and EnCap Investments will control an aggregate of 1,398,929 common units and 3,199,464 subordinated units. Each subordinated unit will convert into one common unit at the end of the subordination period, which may be as early as the fourth quarter of 2006. In addition, we have agreed to register for sale units held by affiliates of our management, CSFB Private Equity and EnCap Investments. These registration rights allow affiliates of our management, CSFB Private Equity and EnCap Investments to request registration of their common units and to include any of those units in a registration of other securities by us. If affiliates of our management, CSFB Private Equity or EnCap Investments were to dispose of a substantial portion of their units in the trading markets, it could reduce the market price of our outstanding common units. For a more complete description of the circumstances under which the subordinated units will convert into common units, please read "Cash Distribution Policy — Subordination Period."

Tax Risks to Common Unitholders

        You should read "Material Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

  Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the IRS treats us as a corporation for tax purposes or we become subject to entity-level taxation, it would substantially reduce the amount of cash available for distribution to you.

        The after-tax benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter that affects us.

        If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rates, currently at a maximum rate of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gain, loss or deduction would flow through to you. Because a tax would be imposed on us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders and therefore would likely result in a substantial reduction in the value of our common units.

        Current law or our business may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships and limited liability companies to entity-level taxation through the imposition of state income, franchise or other form of taxation. If any state were to impose a tax upon us as an entity, the cash available to us for distribution to you would be reduced. Our limited liability company agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount will be adjusted to reflect the impact of that law on us.

  A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the costs of any contest will reduce cash available for distribution to our unitholders.

        We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may disagree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

  You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

        You will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from the taxation of your share of our taxable income.

  Tax gain or loss on disposition of our common units could be more or less than expected.

        If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and the adjusted tax basis in those common units. Prior distributions to you in excess of the total net taxable income allocated to you, which decreased the tax basis in your common units, will, in effect, become taxable income to you if the common units are sold at a price greater than your tax basis in those common units, even if the price is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Also, if you sell your units, you may incur a tax liability in an amount in excess of the cash that you receive from the sale.

  Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

        Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

   We will register as a tax shelter. This may increase the risk of an IRS audit of us or you.

        We intend to register as a "tax shelter" with the Secretary of the Treasury. We will advise you of our tax shelter registration number once that number has been assigned. The IRS requires that some types of entities, including some partnerships and limited liability companies, register as tax shelters in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profit interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments to, and may lead to audits of, the tax returns of individual unitholders, including adjustments unrelated to us. You will bear the cost of any expense incurred in connection with the examination of your personal tax return.

        Recently issued Treasury regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a "reportable transaction." Unitholders may be required to file this form with the IRS if we participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors. Unitholders are urged to consult with their own tax advisor concerning the application of any of these factors to their investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury Regulations also impose obligations on "material advisors" that organize, manage or sell interests in registered "tax shelters." As stated above, we intend to register as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including unitholder names and tax identification numbers, and to furnish this information to the IRS upon request. Unitholders are urged to consult with their own tax advisor concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

  We treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

        Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our unitholders' tax returns.

  Unitholders may be subject to state and local taxes and return filing requirements.

        In addition to federal income taxes, unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We will initially do business and own assets in Texas. Texas does not currently impose a personal income tax. As we make acquisitions or expand our business, we may do business or own assets in states that impose a personal income tax. It is the responsibility of each unitholder to file all United States federal, foreign, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

USE OF PROCEEDS

        We expect to receive net proceeds of approximately $93.0 million from the sale of 5,000,000 common units offered by this prospectus, after deducting underwriting discounts but before estimated offering expenses. Our estimates assume an initial offering price of $20.00 per common unit and no exercise of the underwriters' over-allotment option. We anticipate using the net proceeds of this offering, after deducting underwriting discounts, to:

  •
  redeem, for approximately $77.0 million, all of our outstanding redeemable preferred units from CSFB Private Equity and EnCap Investments, including accrued distributions;

  •
  repay approximately $7.0 million of Copano Processing's term loan that is not being refinanced under its new revolving credit facility;

  •
  repay approximately $6.0 million of the indebtedness outstanding under Copano Pipelines' revolving credit facility;

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  repay approximately $1.0 million of other obligations; and

  •
  pay remaining offering expenses, currently estimated to be approximately $2.0 million.

        As of March 31, 2004, Copano Processing had approximately $16.0 million outstanding under its term loan bearing interest at a rate of 14%. A portion of the debt outstanding under this term loan was incurred to fund a portion of the purchase price of our Houston Central Processing Plant and the Sheridan NGL pipeline. The remainder of the debt outstanding under Copano Processing's term loan was incurred as a result of a payment-in-kind interest provision in the credit agreement. Concurrently with this offering, Copano Processing will refinance the portion of its term loan that is not repaid from the proceeds of this offering with a new revolving credit facility. As of March 31, 2004, Copano Pipelines had approximately $52.5 million outstanding under its revolving credit facility with a weighted average interest rate of 3.625%. All of the debt outstanding under this revolving credit facility was incurred to retire existing debt, finance capital expenditures (including construction and expansion projects), finance acquisitions and investments in unconsolidated affiliates and meet working capital requirements.

        We will use any net proceeds from the exercise of the underwriters' over-allotment option to repay indebtedness outstanding under Copano Pipelines' revolving credit facility.

        An affiliate of RBC Capital Markets Corporation, an underwriter for this offering, is a lender under our revolving credit facilities and will be partially repaid with a portion of the net proceeds from this offering. Please read "Underwriting."

CAPITALIZATION

        The following table shows:

  •
  our historical capitalization as of March 31, 2004; and

  •
  our pro forma capitalization as of March 31, 2004 adjusted to reflect the offering of the common units and the application of the net proceeds we expect to receive in the offering as described under "Use of Proceeds."

        We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the unaudited historical and pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2004
	Historical	Pro Forma
	(in thousands)
Cash and cash equivalents	$6,699	$6,699

Long-term debt and other obligations:
Long-term debt	$68,513	$51,942
Other obligations	983	—

Total long-term debt and other obligations	69,496	51,942
Redeemable preferred units	63,177	—
Members' capital:
Unitholders' capital	16,350	—
Common unitholders	—	94,639
Subordinated unitholders	—	11,376
Accumulated deficit	(17,632)	(27,875)

Total members' capital	(1,282)	78,140

Total capitalization	$131,391	$130,082

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2004, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters' over-allotment option is not exercised, our net tangible book value was $73.6 million, or $7.67 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Net tangible book value per common unit before the offering(1)	$(1.26)
Increase in net tangible book value per common unit attributable to purchasers in the offering	8.93

Less: Pro forma net tangible book value per common unit after the offering(2)		7.67

Immediate dilution in tangible net book value per common unit to new investors		$12.33

(1)
Determined by dividing the number of units to be issued to affiliates of our management, CSFB Private Equity and EnCap Investments (1,398,929 common units and 3,199,464 subordinated units) into the net pro forma tangible book value of the contributed assets and liabilities.

(2)
Determined by dividing the total number of units to be outstanding after the offering and the application of the related net proceeds (6,398,929 common units and 3,199,464 subordinated units) into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering and the application of the related net proceeds.

        The following table sets forth the number of units that we will issue and the total consideration contributed to us by affiliates of our management, CSFB Private Equity and EnCap Investments with respect to their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired
			Total Consideration
	Number	Percent		Percent
			(In millions)
Affiliates of our management, CSFB Private Equity and EnCap Investments(1)(2)	4,598,393	47.9%	$(1.3)	(1.3)%
New investors	5,000,000	52.1%	100.0	101.3%

Total	9,598,393	100.0%	$98.7	100.0%

(1)
The units acquired by affiliates of our management, CSFB Private Equity and EnCap Investments consist of 1,398,929 common units and 3,199,464 subordinated units.

(2)
The total consideration is equal to the book value of the net assets as of March 31, 2004 contributed by affiliates of our management, CSFB Private Equity and EnCap Investments, which were recorded at historical cost in accordance with generally accepted accounting principles.

CASH DISTRIBUTION POLICY

Quarterly Distributions of Available Cash

        General.    Within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2004, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through December 31, 2004 based on the actual length of the period.

        Definition of Available Cash.    We define available cash in the glossary attached as Appendix B, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

  •
  less the amount of cash reserves that our board of directors determines is necessary or appropriate to:

  •
  provide for the proper conduct of our business;

  •
  comply with applicable law, any of our debt instruments or other agreements; or

  •
  provide funds for distributions to our unitholders for any one or more of the next four quarters;

  •
  plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to unitholders.

        Intent to Distribute the Minimum Quarterly Distribution.    We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.4125 per unit, or $1.65 per unit per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses. There is no guarantee, however, that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default is existing, under our credit facility.

Operating Surplus and Capital Surplus

        General.    All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We distribute available cash from operating surplus differently than available cash from capital surplus. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

        Definition of Operating Surplus.    We define operating surplus in the glossary, and it generally means:

  •
  our cash balance on the closing date of this offering; plus

  •
  $12.0 million (as described below); plus

  •
  cash receipts from operations, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

  •
  working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for that quarter; plus

  •
  general and administrative expense reimbursement by our existing investors of the amount in excess of our cap on general and administrative expenses for the three-year period following this offering; less

  •
  operating expenditures, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

  •
  the amount of cash reserves for future operating expenditures.

        As reflected above, operating surplus includes $12.0 million in addition to our cash balance on the closing date of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $12.0 million of cash we receive in the future from non-operating sources, such as asset sales outside the ordinary course of business, sales of our equity and debt securities, and long-term borrowings, that would otherwise be distributed as capital surplus.

        Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Expansion capital expenditures represent capital expenditures made to expand or increase the efficiency of the existing operating capacity of our assets. Expansion capital expenditures include expenditures that facilitate an increase in volumes within our operations, whether through construction or acquisition. Expenditures that reduce our operating costs will be considered expansion capital expenditures only if the reduction in operating expenses exceeds cost reductions typically resulting from routine maintenance. We treat costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets as operations and maintenance expenses as we incur them. Our management has the discretion to determine how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures reduce operating surplus, from which we pay the minimum quarterly distribution, but expansion capital expenditures do not.

        Definition of Capital Surplus.    We also define capital surplus in the glossary, and it will generally be generated only by:

  •
  borrowings other than working capital borrowings; or

  •
  sales of debt and equity securities; or

  •
  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Subordination Period

        General.    During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Upon expiration of the subordination period, all subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash, and the common units will no longer be entitled to arrearages.

        Expiration of Subordination Period.    The subordination period will extend until the first day of any quarter beginning after September 30, 2006 that each of the following tests is met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units for the two consecutive four-quarter periods immediately preceding that date equaled or exceeded the minimum quarterly distribution;

  •
  the "adjusted operating surplus" (as defined below) generated during the two consecutive four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

        Any quarterly distributions payable to our existing investors that are used to satisfy any reimbursement obligations associated with our cap on general and administrative expenses shall be considered distributed to such existing investors for purposes of determining whether the test above has been met.

        Definition of Adjusted Operating Surplus.    Adjusted operating surplus is a measure that we use to determine the operating surplus that is actually earned in a test period by excluding items from prior periods, such as changes in working capital borrowings and net reductions of cash reserves, that affect operating surplus in the test period. We define adjusted operating surplus in the glossary and for any period it generally means:

  •
  operating surplus generated with respect to that period; less

  •
  any net increase in working capital borrowings with respect to that period; less

  •
  any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

  •
  any net decrease in working capital borrowings with respect to that period; plus

  •
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

        We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

  •
  First, to the common unitholders until we have distributed for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

  •
  Second, to the common unitholders until we have distributed for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

  •
  Third, to the subordinated unitholders until we have distributed for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  Thereafter, to all unitholders pro rata.

Distributions of Available Cash from Operating Surplus After the Subordination Period

        When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash.

Distributions from Capital Surplus

        How Distributions from Capital Surplus Will be Made.    We will make distributions of available cash from capital surplus, if any, in the following manner:

  •
  First, to all unitholders, pro rata, until we have distributed for each common unit that was issued in this offering an amount of available cash from capital surplus equal to the initial public offering price;

  •
  Second, to the common unitholders, pro rata, until we have distributed for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

  •
  Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

        Effect of a Distribution from Capital Surplus.    Our limited liability company agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied, however, to the payment of the minimum quarterly distribution or any arrearages.

        Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price and have paid all arrearages, we will reduce the minimum quarterly distribution to zero, and then make all future distributions from operating surplus.

Adjustment of Minimum Quarterly Distribution

        In addition to adjusting the minimum quarterly distribution to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  the unrecovered initial unit price;

  •
  the number of common units issuable during the subordination period without a unitholder vote; and

  •
  the number of common units into which a subordinated unit is convertible.

        For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution and the unrecovered initial unit price would each be reduced to 50% of its initial level and the number of common units issuable during the subordination period without a unitholder vote would double. We will not make any adjustment by reason of the issuance of additional units for cash or property.

        In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution level for each quarter by multiplying the minimum quarterly distribution by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our board of directors' estimate of our aggregate liability for the income taxes payable by reason of that legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

        If we dissolve in accordance with the limited liability company agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders in accordance with their respective capital account balances, as adjusted to reflect any taxable gain or loss upon the sale or other disposition of our assets in liquidation.

        The allocations of taxable gain upon liquidation are intended, to the extent possible, to allow the holders of common units to receive proceeds equal to their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any arrearages in the payment of the minimum quarterly distribution on the common units from previous quarters prior to any allocation of gain to subordinated units. There may not be sufficient taxable gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units.

        If there are losses upon liquidation, they first will be allocated to the subordinated units until the capital accounts of the subordinated units have been reduced to zero and then to the common units until the capital accounts of the common units have been reduced to zero. Any remaining loss will be allocated pro rata to all unitholders.

CASH AVAILABLE FOR DISTRIBUTION

        We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus including working capital borrowings, the minimum quarterly distribution of $0.4125 per unit, or $1.65 per year, on all the common units and subordinated units. Available cash for any quarter will consist generally of all cash on hand at the end of that quarter, plus working capital borrowings after the end of the quarter, as adjusted for reserves. Operating surplus generally consists of cash on hand at closing, cash generated from operations after deducting related expenditures and other items, plus working capital borrowings after the end of the quarter, plus $12.0 million, as adjusted for reserves. The definitions of available cash and operating surplus are in the glossary.

        The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units and the subordinated units to be outstanding immediately after this offering are approximately:

	One Quarter	Four Quarters
	(in thousands)
Common units	$2,640	$10,558
Subordinated units	1,320	5,279

Total	$3,960	$15,837

        If we had completed this offering on January 1, 2003, our pro forma available cash from operating surplus generated during 2003 and the three months ended March 31, 2004 would have been $9.2 million and $3.9 million, respectively. Pro forma available cash from operating surplus is derived from our pro forma financial statements in the manner described in Appendix C and therefore does not give effect to any incremental expenses we would incur as the result of being a public company or the benefit of reimbursements from our existing investors for certain general and administrative expenses that we will be entitled to under our limited liability company agreement. We have therefore also calculated estimated available cash from operating surplus to reflect incremental general and administrative expenses and reimbursements from our existing investors.

        We expect to incur approximately $1.7 million annually in incremental general and administrative expenses, such as costs associated with annual and quarterly reports to unitholders, our annual meeting of unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, fees of independent directors, accounting fees and legal fees. Furthermore, pursuant to our limited liability company agreement, our existing investors have agreed to reimburse us for our general and administrative expenses in excess of stated levels (subject to certain limitations) for a period of three years following the closing of this offering. Specifically, our general and administrative expenses (subject to certain adjustments and exclusions) will be limited, or capped, as follows:

Year	General and Administrative Expense Limitation
1	$6.0 million annually or $1.5 million per quarter
2	$6.6 million annually or $1.65 million per quarter
3	$7.2 million annually or $1.8 million per quarter

During this three-year period, the quarterly limitation on general and administrative expenses will be increased by 10% of the amount by which EBITDA for any quarter exceeds $5.2 million. Additionally, the cap may be extended beyond its initial three-year term at the same or a higher level by the affirmative vote of at least 95% of the common and subordinated units held by the existing investors or their transferees, voting together as a single class. We can provide no assurance as to any such extension, as such determination will be made in the sole discretion of our existing investors. This cap on general and administrative expenses excludes expenses we may incur in connection with potential acquisitions and capital improvements.

        To the extent our general and administrative expenses exceed this cap during the three years following the closing of this offering, each of our existing investors has agreed to reimburse us for an allocable share of those amounts. These reimbursements will be made on a quarterly basis and will be made from distributions payable to our existing investors with respect to the common and subordinated units they will own following this offering. Following this offering, our existing investors will collectively own 1,398,929 common units and 3,199,464 subordinated units. It is currently anticipated that our existing investors will receive, in the aggregate, approximately $1.9 million quarterly and $7.6 million annually in distributions from us with respect to the common and subordinated units held by them. To the extent that distributions received by an existing investor in any quarter during this three-year period are insufficient to reimburse us for its allocable share of the excess general and administrative expense, amounts not reimbursed will be paid by us. Please read "Certain Relationships and Related Party Transactions—Copano/Operations, Inc."

        Our general and administrative expenses during 2003 and the first quarter of 2004 were $5.8 million and $1.7 million, respectively. In addition, had we been a public company during those periods, we expect we would have incurred on average approximately $1.7 million in incremental general and administrative expenses. Our estimated available cash reflects these incremental expenses as well as reimbursements for general and administrative expenses, including these incremental expenses, in excess of the applicable cap.

        If we had completed this offering on January 1, 2003, our estimated available cash from operating surplus generated during 2003 would have been approximately $9.2 million. This amount would have been sufficient to allow us to pay approximately 86.7% of the minimum quarterly distribution on the common units but none of the minimum quarterly distribution on the subordinated units. If we had completed this offering on January 1, 2004, our estimated available cash from operating surplus generated during the quarter ended March 31, 2004 would have been approximately $3.9 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units and 93.7% of the minimum quarterly distribution on our subordinated units.

        We derived the amounts of pro forma available cash from operating surplus shown above from our pro forma financial statements in the manner described in Appendix C. The pro forma adjustments are based upon currently available information and specific estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, available cash from operating surplus as defined in the limited liability company agreement is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should only view the amount of estimated available cash from operating surplus as a general indication of the amount of available cash from operating surplus that we might have generated had we been formed in earlier periods.

  We believe we will have sufficient available cash from operating surplus following the offering to pay the minimum quarterly distribution on all units through June 30, 2005.

        We believe that, following the completion of the offering, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all outstanding common and subordinated units for each quarter through June 30, 2005. Our belief is based on our financial forecast in Appendix D.

        You should read the notes and the other information in Appendix D carefully for a discussion of the material assumptions underlying the financial forecast. The financial forecast presents, to the best of our knowledge and belief, the expected results of our operations for the forecast period. While we believe that the assumptions underlying the financial forecast are reasonable in light of management's current beliefs concerning future events, these assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual available cash from operating surplus that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all units, in which event the market price of the common units may decline materially. Consequently, the statement that we believe that we will have sufficient available cash from operating surplus to pay the full minimum quarterly distribution on all units for each quarter through June 30, 2005 should not be regarded as a representation by us or the underwriters or any other person that we will make such a distribution.

        When considering the financial forecast, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors — Risks Related to Our Business" and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and results of operations to vary significantly from those set forth in Appendix D.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table shows selected historical consolidated financial and operating data of Copano Energy Holdings, L.L.C. and pro forma consolidated financial data of Copano Energy, L.L.C. for the periods and as of the dates indicated. The selected historical consolidated financial data for the years ended December 31, 2001, 2002 and 2003 are derived from the audited consolidated financial statements of Copano Energy Holdings, L.L.C. The selected historical consolidated financial data for the years ended December 31, 1999 and 2000 and for the three months ended March 31, 2003 and 2004 are derived from the unaudited consolidated financial statements of Copano Energy Holdings, L.L.C. The selected pro forma consolidated financial data as of March 31, 2004 and for the year ended December 31, 2003 and three months ended March 31, 2004 are derived from the unaudited pro forma consolidated financial statements of Copano Energy, L.L.C. These pro forma consolidated financial statements show the pro forma effect of this offering, including our use of the anticipated net proceeds. The pro forma consolidated balance sheet assumes this offering and the application of the net proceeds occurred as of March 31, 2004, and the pro forma consolidated statements of operations assume this offering and the application of the net proceeds occurred on January 1, 2003.

        The following table includes the following non-GAAP financial measures: (1) EBITDA and (2) segment gross margin. We define EBITDA as net income (loss) plus interest expense, provision for income taxes and depreciation and amortization expense. We define segment gross margin as revenue less cost of sales. Cost of sales includes the following costs and expenses: cost of natural gas and NGLs purchased by us from third parties, cost of natural gas and NGLs purchased by us from affiliates, costs we pay third parties to transport our volumes and costs we pay our affiliates to transport our volumes. For a reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with GAAP, please read page 46 of this prospectus.

        Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Expansion capital expenditures represent capital expenditures made to expand or increase the efficiency of the existing operating capacity of our assets. Expansion capital expenditures include expenditures that facilitate an increase in volumes within our operations, whether through construction or acquisition. Expenditures that reduce our operating costs will be considered expansion capital expenditures only if the reduction in operating expenses exceeds cost reductions typically resulting from routine maintenance. We treat costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets as operations and maintenance expenses as we incur them.

        We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical consolidated and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Copano Energy Holdings, L.L.C.							Copano Energy, L.L.C. Pro Forma
						Three Months Ended March 31,			Three Months Ended March 31, 2004
	Year Ended December 31,							Year Ended December 31, 2003
	1999	2000	2001	2002	2003	2003	2004
	(In thousands, except per unit data)
Summary of Operations Data:
Revenues	$57,896	$107,381	$160,369	$224,896	$384,571	$112,130	$96,146	$384,571	$96,146
Cost of sales	51,018	96,028	143,381	199,525	353,376	100,926	86,376	353,376	86,376
Operations and maintenance expenses	1,999	1,780	4,960	9,562	10,854	2,626	2,959	10,854	2,959
General and administrative expenses(1)	1,120	1,460	2,171	4,177	5,849	1,317	1,726	5,849	1,726
Depreciation and amortization	2,327	2,191	3,326	5,539	6,091	1,447	1,602	6,091	1,602
Taxes other than income	318	331	435	891	926	243	250	926	250
Equity in loss (earnings) from unconsolidated affiliate	—	—	—	584	127	162	(259)	127	(259)

Operating income	$1,114	$5,591	$6,096	$4,618	$7,348	$5,409	$3,492	$7,348	$3,492
Interest and other financing costs	303	299	2,227	6,360	12,108	1,678	4,119	2,857	915
Interest income and other	46	150	183	101	43	10	7	43	7

Net income (loss)	$857	$5,442	$4,052	$(1,641)	$(4,717)	$3,741	$(620)	$4,534	$2,584

Basic net income (loss) per unit:(2)
Common units			$2.84	$(8.40)	$(7.52)	$1.60	$(0.52)
Common special units			$—	$(8.40)	$(7.52)	$1.60	$(0.52)
Diluted net income (loss) per unit:(2)
Common units			$0.85	$(8.40)	$(7.52)	$0.75	$(0.52)
Common special units			$—	$(8.40)	$(7.52)	$0.75	$(0.52)
Cash distributions per common unitholder(2)			$0.39	$0.28	$—	$—	$—
Basic and diluted pro forma net income per unit(2)								$0.47	$0.27

Balance Sheet Data (at period end):
Total assets	$55,475	$71,530	$152,258	$159,521	$161,709	$188,336	$169,115		$166,765
Property, plant and equipment, net	44,360	45,427	109,158	116,888	117,032	117,574	116,393		116,393
Payables to affiliates	441	623	1,090	932	1,371	867	962		962
Long-term debt	4,336	3,350	65,354	68,740	57,898	66,725	68,513		51,942
Redeemable preferred units	—	—	48,327	53,559	60,982	55,566	63,177		—
Members' capital	42,199	49,131	16,157	6,577	(662)	8,416	(1,282)		78,140
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$3,650	$4,788	$13,107	$8,865	$15,296	$2,527	$2,129
Investing activities	(4,958)	(3,318)	(93,335)	(16,817)	(6,192)	(2,114)	(1,016)
Financing activities	1,369	(430)	93,938	(2,591)	(9,633)	(3,122)	979
Other Financial Data:
Pipeline segment gross margin(3)	$6,878	$11,353	$11,529	$18,772	$27,551	$8,557	$7,257	$27,551	$7,257
Processing segment gross margin(4)	—	—	5,459	6,599	3,644	2,647	2,513	3,644	2,513

Total gross margin(3)	$6,878	$11,353	$16,988	$25,371	$31,195	$11,204	$9,770	$31,195	$9,770

EBITDA(1)(3)	$3,487	$7,932	$9,605	$10,258	$13,482	$6,866	$5,101	$13,482	$5,101
Maintenance capital expenditures	$565	$668	$1,175	$3,361	$2,691	$514	$713	$2,691	$713
Expansion capital expenditures	3,603	2,863	56,746	9,743	3,501	1,593	303	3,501	303

Total capital expenditures	$4,168	$3,531	$57,921	$13,104	$6,192	$2,107	$1,016	$6,192	$1,016

Operating Data:
Pipeline throughput(5) (Mcf/d)	75,205	87,907	228,657	247,613	238,800	243,625	226,670
Processing plant(4)
Inlet volumes (Mcf/d)	—	—	614,521	571,217	479,127	576,530	519,551
NGLs produced (Bbls/d)	—	—	15,227	12,656	7,280	9,097	13,145

(1)
Excludes the pro forma impact of general and administrative expense reimbursements that would have been received by us in accordance with our limited liability company agreement. On a pro forma basis, such reimbursement amounts would have been approximately $0 and $0.2 million for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

(2)
Net income (loss) per unit and cash distributions per common unitholder are not provided for the years ended December 31, 1999 and 2000, as this financial information represents financial results of predecessor entities that have been combined for comparative purposes. Net income per unit for the year ended December 31, 2003 and the three months ended March 31, 2004 of $0.47 and $0.27, respectively, are presented pro forma for our initial public offering.

(3)
Under the equity method of accounting, these amounts include our equity in the earnings (loss) of Webb/Duval Gatherers in which we own a 62.5% partnership interest, in the amounts of $(584) and $(127) for the years ended December 31, 2002 and 2003, respectively, $(162) and $259 for the three months ended March 31, 2003 and 2004, respectively, and, on a pro forma basis, $(127) and $259, for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

(4)
We initiated processing upon acquisition of our Houston Central Processing Plant in August 2001.

(5)
Excludes volumes associated with our interest in Webb/Duval Gatherers, which we acquired in November 2001 and February 2002. With respect to assets acquired mid-year, our operating data represents daily volumes for the portion of the year we owned the asset.

        The following table presents a reconciliation of the non-GAAP financial measures of (1) total gross margin (which consists of the sum of individual segment gross margins) to operating income and (2) EBITDA to the GAAP financial measures of net income and cash flows from operating activities, in each case, on a historical basis and pro forma as adjusted for this offering and the application of the net proceeds, as applicable, for each of the periods indicated.

	Copano Energy Holdings, L.L.C.							Copano Energy, L.L.C. Pro Forma
						Three Months Ended March 31,			Three Months Ended March 31, 2004
	Year Ended December 31,							Year Ended December 31, 2003
	1999	2000	2001	2002	2003	2003	2004
	(In thousands)
Reconciliation of total gross margin to operating income:
Operating income	$1,114	$5,591	$6,096	$4,618	$7,348	$5,409	$3,492	$7,348	$3,492
Add:
Operations and maintenance expenses	1,999	1,780	4,960	9,562	10,854	2,626	2,959	10,854	2,959
Depreciation and amortization	2,327	2,191	3,326	5,539	6,091	1,447	1,602	6,091	1,602
General and administrative expenses	1,120	1,460	2,171	4,177	5,849	1,317	1,726	5,849	1,726
Taxes other than income	318	331	435	891	926	243	250	926	250
Equity in loss (earnings) from unconsolidated affiliate	—	—	—	584	127	162	(259)	127	(259)

Total gross margin	$6,878	$11,353	$16,988	$25,371	$31,195	$11,204	$9,770	$31,195	$9,770

Reconciliation of EBITDA to net income (loss):
Net income (loss)	$857	$5,442	$4,052	$(1,641)	$(4,717)	$3,741	$(620)	$4,534	$2,584
Add:
Depreciation and amortization	2,327	2,191	3,326	5,539	6,091	1,447	1,602	6,091	1,602
Interest expense	303	299	2,227	6,360	12,108	1,678	4,119	2,857	915

EBITDA	$3,487	$7,932	$9,605	$10,258	$13,482	$6,866	$5,101	$13,482	$5,101

Reconciliation of EBITDA to cash flows from operating activities:
Cash flow from operating activities	$3,650	$4,788	$13,107	$8,865	$15,296	$2,527	$2,129
Add:
Cash paid for interest	233	211	946	2,543	3,033	393	544
Equity in earnings (loss) of unconsolidated affiliate	—	—	—	(584)	(127)	(162)	259
Increase (decrease) in working capital	(396)	2,933	(4,448)	(566)	(4,720)	4,108	2,169

EBITDA	$3,487	$7,932	$9,605	$10,258	$13,482	$6,866	$5,101

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with the historical and pro forma consolidated financial statements and notes thereto included elsewhere in this prospectus. For more detailed information regarding the basis of presentation for the following information, you should read the notes to the historical and pro forma consolidated financial statements included elsewhere in this prospectus.

Overview

        We are a Delaware limited liability company formed in 2001 to serve as a holding company for our operating subsidiaries. We own one of the largest independent networks of natural gas gathering and intrastate pipelines in the Texas Gulf Coast region. In addition to our pipeline assets, we own the second largest natural gas processing plant in the Texas Gulf Coast region in terms of throughput capacity. The plant is located approximately 100 miles southwest of Houston, Texas.

        We manage our business and analyze and report our results of operations on a segment basis. Our operations are divided into two business segments:

  •
  Copano Pipelines, which is engaged in the gathering and intrastate transmission of natural gas in areas we refer to as the South Texas, Coastal Waters, Central Gulf Coast and Upper Gulf Coast regions. Within this segment, we also provide certain related services including compression, dehydration and marketing of natural gas. For the year ended December 31, 2003 and three months ended March 31, 2004, this segment generated approximately 88% and 74%, respectively, of our total gross margin.

  •
  Copano Processing, which is engaged in natural gas processing, conditioning and treating and NGL fractionation and transportation through our Houston Central Processing Plant and Sheridan NGL Pipeline. For the year ended December 31, 2003 and three months ended March 31, 2004, this segment generated approximately 12% and 26%, respectively, of our total gross margin.

        Our results of operations are determined primarily by four interrelated variables: (1) the volume of natural gas gathered or transported through our pipelines, (2) the volume of natural gas processed or conditioned and the volume of natural gas treated at our Houston Central Processing Plant, (3) the level and relationship of natural gas and NGL prices and (4) our current contract portfolio. Because our profitability is a function of the difference between the revenues we receive from our operations, including revenues from the products we sell, and the costs associated with conducting our operations, including the costs of products we purchase, increases or decreases in our revenues alone are not necessarily indicative of increases or decreases in our profitability. To a large extent, our contract portfolio and the pricing environment for natural gas and NGLs will dictate increases or decreases in our profitability. For a discussion of the types of contracts we utilize and management's analysis of our recent results of operations, please read "— Our Contracts" and "— Our Results of Operations." Additionally, please read "Risk Factors — Risks Related to Our Business — Our profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile" beginning on page 20 of this prospectus for more information on factors affecting our profitability.

        The margins we realize from a significant portion of the natural gas that we gather or transport through our pipeline systems decrease in periods of low natural gas prices because our gross margins on such natural gas volumes are based on a percentage of the index price. The profitability of our processing operations is dependent upon the relationship between natural gas and NGL prices. When natural gas prices are low relative to NGL prices it is more profitable for us to process natural gas than to condition it. Conversely, when natural gas prices are high relative to NGL prices, processing is less profitable or unprofitable. During such periods, we have the flexibility to condition natural gas rather than fully process it. Conditioning natural gas, however, is less profitable than processing during periods when the value of recovered NGLs exceeds the value of natural gas required for plant fuel and to replace the reduced British thermal units, or Btus, that result from processing the natural gas.

  How We Evaluate Our Operations

        We believe that investors benefit from having access to the same financial measures that our management uses in evaluating our performance. Our management uses a variety of financial and operational measurements to analyze our segment performance. These measurements include the following: (1) throughput volumes and fuel consumption; (2) segment gross margin; (3) operations and maintenance expenses; (4) general and administrative expenses; and (5) EBITDA.

        Throughput Volumes and Fuel Consumption.    Throughput volumes and fuel consumption associated with our business are an important part of our operational analysis. We continually evaluate volumes on our pipelines to ensure that we have adequate throughput to meet our financial objectives. It is important that we continually add new volumes to our gathering systems to offset or exceed the normal decline of existing volumes that are attached to those systems. Our performance at the Houston Central Processing Plant is significantly influenced by both the volume of natural gas coming into the plant and the NGL content of the natural gas. In addition, we monitor fuel consumption because it has a significant impact on the gross margin realized from our processing or conditioning operations. Although we monitor fuel costs associated with our pipeline operations, these costs are frequently passed on to our producers.

        Segment Gross Margin.    We define segment gross margin as our revenue minus cost of sales. Cost of sales includes the following costs and expenses: cost of natural gas and NGLs purchased by us from third parties, cost of natural gas and NGLs purchased by us from affiliates, costs we pay third parties to transport our volumes and costs we pay our affiliates to transport our volumes. We view segment gross margin as an important performance measure of the core profitability of our operations. The segment gross margin data reflect the financial impact on our company of our contract portfolio, which is described in more detail below. With respect to our Copano Pipelines segment, our management analyzes segment gross margin per unit of volumes gathered or transported. With respect to our Copano Processing segment, our management also analyzes segment gross margin per unit of natural gas processed or conditioned and the segment gross margin per unit of NGLs recovered. Our segment gross margin is reviewed monthly for consistency and trend analysis.

        Operations and Maintenance Expenses.    Operations and maintenance expenses are costs associated with the operations of a specific asset. Direct labor, insurance, ad valorem taxes, repair and maintenance, utilities and contract services comprise the most significant portion of operations and maintenance expenses. These expenses remain relatively stable across broad volume ranges and fluctuate slightly depending on the activities performed during a specific period. A portion of our operations and maintenance expenses are incurred through Copano Operations, an affiliate of our company. Under the terms of our arrangement with Copano Operations, we will reimburse it, at cost, for the operations and maintenance expenses it incurs on our behalf.

        General and Administrative Expenses.    Our general and administrative expenses include the cost of employee and officer compensation and related benefits, office lease and expenses, professional fees, information technology expenses, as well as other expenses not directly associated with our field operations. Substantially all of our general and administrative expenses are incurred through Copano Operations, an affiliate of our company.

        Pursuant to our limited liability company agreement, our existing investors have agreed to reimburse us for our general and administrative expenses in excess of stated levels (subject to certain limitations) for a period of three years following the closing of this offering. Specifically, our general and administrative expenses (subject to certain adjustments and exclusions) will be limited, or capped, as follows:

Year	General and Administrative Expense Limitation
1	$6.0 million annually or $1.5 million per quarter
2	$6.6 million annually or $1.65 million per quarter
3	$7.2 million annually or $1.8 million per quarter

During this three-year period, the quarterly limitation on general and administrative expenses will be increased by 10% of the amount by which EBITDA for any quarter exceeds $5.2 million. Additionally, the cap may be extended beyond its initial three-year term at the same or a higher level by the affirmative vote of at least 95% of the common and subordinated units held by the existing investors or their transferees, voting together as a single class. We can provide no assurance as to any such extension, as such determination will be made in the sole discretion of our existing investors. This cap on general and administrative expenses excludes expenses we may incur in connection with potential acquisitions and capital improvements.

        To the extent our general and administrative expenses exceed this cap during the three years following the closing of this offering, each of our existing investors has agreed to reimburse us for an allocable share of those amounts. These reimbursements will be made on a quarterly basis and will be made from distributions payable to our existing investors with respect to the common and subordinated units they will own following this offering. Following this offering, our existing investors will collectively own 1,398,929 common units and 3,199,464 subordinated units. It is currently anticipated that our existing investors will receive, in the aggregate, approximately $1.9 million quarterly and $7.6 million annually in distributions from us with respect to the common and subordinated units held by them. To the extent that distributions received by an existing investor in any quarter during this three-year period are insufficient to reimburse us for its allocable share of the excess general and administrative expense, amounts not reimbursed will be paid by us.

        In 2003, our general and administrative expenses were approximately $5.8 million, and for the first quarter of 2004 these expenses were approximately $1.7 million. If our general and administrative expenses for the remainder of 2004 are consistent with the first quarter of 2004, we will exceed our general and administrative expense cap for 2004 by $0.8 million, or $0.2 million quarterly. We believe that our general and administrative expenses will increase as a result of our becoming a public company. We currently anticipate that our total annual general and administrative expenses following completion of this offering will be approximately $7.8 million, or $1.95 million per quarter. Assuming the cap is not adjusted for increases in EBITDA, we would expect to receive approximately $0.45 million of the $1.9 million otherwise payable to our existing investors quarterly as distributions on common and subordinated units held by them to compensate us for such excess. We will treat the reimbursements of general and administrative expenses made by the existing investors as a capital contribution to us. At the end of each quarter, a corresponding special allocation of deductions will be made to our existing investors in the amount of the reimbursement for the general and administrative expenses in excess of the cap.

        EBITDA.    We define EBITDA as net income (loss) plus interest expense, provision for income taxes and depreciation and amortization expense. EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

  •
  the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

  •
  the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness;

  •
  our operating performance and return on capital as compared to those of other companies in the midstream energy sector, without regard to financing or capital structure; and

  •
  the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

        EBITDA is also a financial measurement that, with certain negotiated adjustments, is reported to our lenders and is used to compute our financial covenants under our credit facilities. EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP.

  How We Manage Our Operations

        Our management team uses a variety of tools to manage our business. These tools include: (1) our processing and conditioning economic model; (2) flow and transaction monitoring systems; (3) producer activity evaluation and reporting; and (4) imbalance monitoring and control.

        Our processing and conditioning economic model.    We utilize a processing and conditioning economic model each business day to determine whether we should process or condition natural gas at our Houston Central Processing Plant. This model allows management to analyze whether current natural gas and NGL pricing supports operating our Houston Central Processing Plant at full processing mode or whether it is economically more advantageous to operate the plant in a conditioning mode. For a detailed discussion of our processing and conditioning capabilities, please read "Business — Copano Processing" beginning on page 90 of this prospectus.

        Flow and transaction monitoring systems.    We recently began utilizing proprietary systems that track commercial activity on each of our pipelines and monitor the flow of natural gas on our pipelines. For example, we designed and implemented software that tracks each of our natural gas transactions, which allows us to continuously track volumes, pricing, imbalances and estimated revenues from our pipeline assets. Additionally, we designed and installed a Supervisory Control and Data Acquisition (SCADA) system, which assists management in monitoring and operating our pipeline systems. The SCADA system allows us to monitor our assets at remote locations and respond to changes in pipeline operating conditions from our corporate office.

        Producer activity evaluation and reporting.    We monitor the producer drilling and completion activity in our areas of operation to identify anticipated changes in production and potential new well attachment opportunities. The continued attachment of natural gas production to our pipeline systems is critical to our business and directly impacts our financial performance. Using a third-party electronic reporting system, we receive daily reports of new drilling permits and completion reports filed with the state regulatory agency that governs these activities. Additionally, our field personnel report the locations of new wells in their respective areas and anticipated changes in production volumes to supply representatives and operating personnel at our corporate office. These processes enhance our awareness of new well activity in our operating areas and allow us to be responsive to producers in connecting new volumes of natural gas to our pipelines.

        Imbalance monitoring and control.    We continually monitor volumes received and volumes delivered on behalf of third parties to ensure we remain within acceptable imbalance limits during the calendar month. We seek to reduce imbalances because of the inherent commodity price risk that results when receipts and deliveries of natural gas are not balanced concurrently. We have implemented "cash-out" provisions in many of our transportation agreements to reduce this commodity price risk. Cash-out provisions require that any imbalance that exists between a third party and us at the end of a calendar month is settled in cash based upon a pre-determined pricing formula. This provision ensures that imbalances under such contracts are not carried forward from month-to-month and revalued at higher or lower prices.

Our Contracts

        We seek to execute contracts with producers and shippers that provide us with positive gross margin in all natural gas and NGL pricing environments. Actual contract terms, however, are based upon a variety of factors including gas quality, pressures of natural gas production relative to downstream transporter pressure requirements, the competitive environment at the time the contract is executed and customer requirements. Our contract mix and, accordingly, our exposure to natural gas and NGL prices, may change as a result of changes in producer preferences, our expansion in regions where some types of contracts are more common and other market factors.

  Our Natural Gas Supply and Transportation Contracts

        Our pipeline segment purchases natural gas for transportation and resale and also transports and provides other services for natural gas that it does not purchase on a fee-for-service basis. For the three months ended March 31, 2004, we purchased 63.8% of the natural gas volumes delivered to our pipelines and transported 36.2% on a fee-for-service basis. These volumes exclude volumes associated with Webb/Duval Gatherers, substantially all of which are transported on a fee-for-service basis.

        Natural Gas Purchases.    Generally, we purchase natural gas attached to our pipeline systems under discount-to-index arrangements. Under these arrangements, we generally purchase natural gas at either (1) a percentage discount to an index price, (2) an index price less a fixed amount or (3) a percentage discount to an index price less a fixed amount. We then gather, deliver and resell the natural gas under arrangements described below. For the three months ended March 31, 2004, volumes related to discount-to-index purchase arrangements accounted for 92.2% of total purchased volumes. The gross margins we realize under the arrangements described in clauses (1) and (3) above decrease in periods of low natural gas prices and increase during months of high natural gas prices because these gross margins are based on a percentage of the index price. In many cases, our contracts for natural gas purchases allow us to charge producers fees for treating, compression, dehydration or services other than processing and conditioning.

        We also purchase natural gas under a limited number of intra-month, fixed-price arrangements used for balancing our portfolio for the month. Transactions under these arrangements are executed to support intra-month changes in operating conditions, including customer requirements, and not for purposes of speculation. For the three months ended March 31, 2004, volumes related to such fixed-price arrangements accounted for 7.8% of total purchased volumes.

        Fee-For-Service.    We generally transport natural gas on our pipeline systems under fixed fee arrangements pursuant to which our transportation fee income represents an agreed rate per unit of throughput. The revenue we earn from these arrangements is directly related to the volume of natural gas that flows through our systems and is not directly dependent on commodity prices. To the extent a sustained decline in commodity prices results in a decline in volumes, however, our revenues from these arrangements would be reduced. For the three months ended March 31, 2004, volumes related to fixed-fee arrangements accounted for 66.0% of total natural gas volumes that we transport on behalf of third-party shippers.

        We also derive some transportation fee income based upon percentage-of-index fee arrangements. Under this type of arrangement, the fee we receive for gathering or transporting the natural gas is based upon a percentage of an index price. The fee we realize under this type of arrangement decreases in periods of low natural gas prices and increases during periods of high natural gas prices. For the three months ended March 31, 2004, volumes related to percentage-of-index fee arrangements accounted for 2.3% of total transported volumes. For the three months ended March 31, 2004, volumes related to a combination of fixed-fee and percentage-of-index fee arrangements accounted for 31.7% of total transported volumes. In many cases, our contracts for natural gas transportation allow us to charge shippers fees for treating, compression, dehydration or services other than processing and conditioning.

  Our Natural Gas Sales Contracts

        We sell natural gas to other natural gas pipelines, marketing affiliates of integrated oil companies or other midstream companies, utilities, power producers and end-users. We sell natural gas under index-related pricing terms with the exception of a limited number of intra-month fixed-price sales arrangements used for balancing our portfolio for the month. Transactions under these fixed-price arrangements are executed to support intra-month changes in operating conditions, including customer requirements, and not for purposes of speculation.

  Our Natural Gas Processing and Conditioning Contracts

        With respect to our natural gas processing and conditioning services, we contract under the following types of arrangements:

  •
  Keep-whole with fee arrangements.  Under keep-whole with fee arrangements, we receive natural gas from producers and third-party transporters, process or condition the natural gas and sell the resulting NGLs to third parties at market prices. Under these types of arrangements, we also charge producers and third-party transporters a conditioning fee. These fees provide us additional revenue and compensate us for the services required to redeliver natural gas that meets downstream pipeline quality specifications. The extraction of NGLs from the natural gas during processing or conditioning reduces the Btus of the natural gas. To replace these Btus, we must purchase natural gas at market prices for return to producers and transporters. Accordingly, under these arrangements, our revenues and gross margins increase as the price of NGLs increase relative to the price of natural gas, and our revenues and gross margins decrease as the price of natural gas increases relative to the price of NGLs. In the latter case, we are generally able to reduce our commodity price exposure by conditioning rather than processing the natural gas, as described below. For the three months ended March 31, 2004, volumes at our Houston Central Processing Plant related to this type of fee arrangement accounted for 81.1% of total volumes.

  •
  Keep-whole without fee arrangements.  Under keep-whole without fee arrangements, we receive natural gas from the producer or third-party transporter, process the natural gas and sell the resulting NGLs to third parties at market prices. Like the arrangement described above, under these contracts we are required to replace the Btus reduced during processing or conditioning. These contracts are subject to all of the considerations described in "Keep-whole with fee arrangements" above, except that we do not charge the producer or transporter a conditioning fee. It is generally not our policy to enter into new keep-whole contracts without fee arrangements. For the three months ended March 31, 2004, volumes at our Houston Central Processing Plant related to this type of fee arrangement accounted for 13.8% of total volumes.

  •
  Percentage-of-proceeds arrangements.  Under percentage-of-proceeds arrangements, we generally receive and process natural gas on behalf of producers, sell or redeliver the resulting residue gas and sell the NGL volumes at index-related prices. We remit to producers an agreed upon index-related price for the natural gas, if not redelivered, and an agreed upon percentage of the NGL proceeds. Under these types of arrangements, our revenues and gross margins increase as NGL prices increase, and our revenues and gross margins decrease as NGL prices decrease. For the three months ended March 31, 2004, volumes at our Houston Central Processing Plant related to this type of fee arrangement accounted for 4.8% of total volumes.

  •
  Fixed fee, or tolling, arrangements.  Under fixed fee arrangements, producers pay us a fixed fee to process their natural gas. These types of arrangements require us to pay the producer for the value of NGLs recovered and to redeliver the residue gas in exchange for a fixed fee. For the three months ended March 31, 2004, volumes at our Houston Central Processing Plant related to this type of fee arrangement accounted for less than 1% of total volumes.

        We also provide processing and conditioning services under contracts that contain a combination of the arrangements described above. Additionally, we may share a fixed or variable portion of our processing margins with the producer or third-party transporter during periods where such margins are in excess of an agreed-upon amount.

        All of our processing agreements allow us to determine, in our sole discretion, whether we process or condition natural gas. We determine whether to process or condition the natural gas based upon the price of natural gas and various NGL products. When NGL extraction is uneconomic, NGLs are left in the natural gas stream to the maximum extent allowed by pipeline quality specifications, thus reducing the amount of fuel consumed by the processing plant and the loss in Btus resulting from the extraction of the NGLs. When we elect to condition natural gas, typically our natural gas fuel consumption volumes are reduced by approximately 79% and the Btu reduction associated with the extraction of NGLs is reduced by 94% while our average barrels of

NGLs extracted from natural gas is reduced by approximately 96%. For a detailed discussion of our processing and conditioning capabilities, please read "Business — Copano Processing" beginning on page 90 of this prospectus.

  Our NGL Product Sales Arrangements

        We use our Sheridan NGL Pipeline for transporting butane and natural gasoline mix to an interconnect with Enterprise Seminole Pipeline where we sell the butane and natural gasoline mix based on market prices for its components. At the tailgate of the plant, we deliver and sell ethane and propane to Dow at prices based on published indices, and we deliver and sell stabilized condensate to TEPPCO based on an index-related price.

Our Commercial Relationship with Kinder Morgan Texas Pipeline

        For the three months ended March 31, 2004, approximately 86% of the natural gas volumes processed or conditioned at our Houston Central Processing Plant were delivered to the plant through the KMTP Laredo-to-Katy pipeline while the remaining 14% were delivered directly into the plant from our gathering systems. Of the volumes delivered into the plant from the KMTP Laredo-to-Katy pipeline, approximately 23% were delivered from gathering systems controlled by us, while 77% were delivered into KMTP's pipeline from other sources. We refer to the natural gas delivered into KMTP's pipeline from sources other than our gathering systems as "KMTP Gas." Of the total volume of NGLs extracted at the plant during this period, 46% originated from KMTP Gas, while 54% was attributable to gathering systems controlled by us, including our gathering systems connected directly to the plant. Under our contractual arrangement related to KMTP Gas, we receive natural gas at our plant, process or condition the natural gas and sell the NGLs to third parties at market prices. Because the extraction of NGLs from the natural gas stream during processing or conditioning reduces the Btus of the natural gas, our arrangement with KMTP requires us to purchase natural gas at market prices to replace the loss in Btus. Pursuant to an amendment to this contract with KMTP, effective January 1, 2004, we pay a fee to KMTP based on the NGL content of the KMTP Gas only during periods of favorable processing margins. In addition, the amendment provides that during periods of unfavorable processing margins, KMTP pays us a fixed fee plus an additional payment based on the index price of natural gas. Please read "Risk Factors — If KMTP's Laredo-to-Katy pipeline becomes unavailable to transport natural gas to or from our Houston Central Processing Plant for any reason, then our cash flow and revenue could be adversely affected" beginning on page 19 of this prospectus.

Our Growth Strategy

        Our growth strategy contemplates complementary acquisitions of midstream assets in our operating areas as well as capital expenditures to enhance our ability to utilize our assets. We intend to pursue acquisitions and capital expenditure projects that we believe will allow us to capitalize on our existing infrastructure, personnel and relationships with producers and customers to provide midstream services. In the future, we may pursue selected acquisitions in new geographic areas to the extent they present growth opportunities similar to those we are pursuing in our existing areas of operations. To successfully execute our growth strategy, we will require access to capital on competitive terms. We believe that we will have a lower cost of capital than many of our competitors that are MLPs because, unlike in a traditional MLP structure, neither our management nor any of our owners hold incentive distribution rights that entitle them to increasing percentages of cash distributions as higher per unit levels of cash distributions are received. We intend to finance future acquisitions primarily by using the capacity available under our bank credit facilities and equity or debt offerings or a combination of both. For a more detailed discussion of our capital resources, please read "— Liquidity and Capital Resources."

        Acquisition Analysis.    In analyzing a particular acquisition we consider the operational, financial and strategic benefits of the transaction. Our analysis includes location of the assets, strategic fit of the asset in relation to our business strategy, expertise required to manage the asset, capital required to integrate and maintain the asset, and the competitive environment of the area where the assets are located. From a financial perspective, we analyze the rate of return the assets will generate under various case scenarios, comparative market parameters and the additive earnings and cash flow capabilities of the assets.

        Capital Expenditure Analysis.    We make capital expenditures either to maintain our assets or the supply to our assets or for expansion projects to increase our gross margin. Maintenance capital is employed to replace partially or fully depreciated assets to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Expansion capital expenditures represent capital expenditures made to expand or increase the efficiency of the existing operating capacity of our assets. Expansion capital expenditures include expenditures that facilitate an increase in volumes within our operations, whether through construction or acquisition. Expenditures that reduce our operating costs will be considered expansion capital expenditures only if the reduction in operating expenses exceeds cost reductions typically resulting from routine maintenance. Our decisions whether to spend capital on expansion projects are generally based on the target rate of return, as well as the additive earnings and cash flow capabilities of the assets.

Items Impacting Comparability of Our Financial Results

  Our Acquisitions

        Since our inception in 1992, we have grown through a combination of 23 acquisitions, including the acquisition of our Houston Central Processing Plant, and significant expansion and enhancement projects related to our assets. Our historical acquisitions were completed at different dates and with numerous sellers and were accounted for using the purchase method of accounting. Under the purchase method of accounting, results of operations from such acquisitions are recorded in the financial statements only from the date of acquisition. As a result, our historical results of operations for the periods presented may not be comparable, as they reflect the results of operations of a business that has grown significantly due to acquisitions. Most notably, you will see a significant change in our results of operations between 2001 and 2002 discussed below due to our acquisition of the Houston Central Processing Plant. For a more detailed discussion of our acquisition history, please read "Business — Overview" beginning on page 71 of this prospectus.

  Our Contract Restructuring

        We recently restructured a number of our contracts, including our contract with KMTP, to provide that at least during periods of relatively low processing margins, we will receive supplemental fees with respect to natural gas that does not meet the downstream transporter's gas quality specifications. These fees provide us additional revenue and compensate us for the services required to redeliver natural gas that meets downstream pipeline quality specifications. We expect that the restructured contracts, particularly our contract with KMTP, will help reduce the volatility of our processing segment gross margin. In the latter half of 2003, we began to restructure our contractual arrangements and expect to realize additional benefits from these efforts in 2004. The full impact of these efforts may affect the comparability of our historical results of operations.

Our Results of Operations

	Copano Energy Holdings, L.L.C.
	Year Ended December 31,				Three Months Ended March 31,
	2001		2002	2003	2003	2004
	($ in thousands)
Total gross margin	$16,988		$25,371	$31,195	$11,204	$9,770
Operations and maintenance expenses	4,960		9,562	10,854	2,626	2,959
General and administrative expenses	2,171		4,177	5,849	1,317	1,726
Depreciation and amortization	3,326		5,539	6,091	1,447	1,602
Taxes other than income	435		891	926	243	250
Equity in loss (earnings) from unconsolidated affiliates	—		584	127	162	(259)

Operating income	6,096		4,618	7,348	5,409	3,492
Interest and other financing costs, net	2,044		6,259	12,065	1,668	4,112

Net income (loss)	$4,052		$(1,641)	$(4,717)	$3,741	$(620)

Segment gross margin:
Pipelines(1)	$11,529		$18,772	$27,551	$8,557	$7,257
Processing	5,459		6,599	3,644	2,647	2,513

Total gross margin	$16,988		$25,371	$31,195	$11,204	$9,770

Segment gross margin per unit:
Pipelines ($/MMBtu)(1)	$0.18	(2)	$0.20	$0.29	$0.37	$0.33
Processing:
Inlet throughput ($/MMBtu)(3)	0.06	(2)	0.03	0.02	0.05	0.05
NGLs produced ($/Bbl)(3)	2.58		1.43	1.37	3.23	2.10
Volumes:
Pipelines — throughput (MMBtu/d)(1)	246,803	(2)	264,349	256,556	259,659	244,367
Processing:
Inlet throughput (MMBtu/d)(3)	641,084	(2)	596,520	502,057	599,613	546,411
NGLs produced (Bbls/d)	15,227	(2)	12,656	7,280	9,097	13,145
Operations and maintenance expenses:
Pipelines	$3,085	(2)	$4,049	$5,161	$1,100	$1,429
Processing	1,875	(2)	5,513	5,693	1,526	1,530

Total operations and maintenance expenses	$4,960		$9,562	$10,854	$2,626	$2,959

(1)
Excludes results and volumes associated with our interest in Webb/Duval Gatherers. Volumes transported by Webb/Duval Gatherers were 89,985 MMBtu/d, 108,640 MMBtu/d, 103,934 MMBtu/d and 113,113 MMBtu/d for the years 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively.

(2)
Reflects operations of our Central Gulf Coast System and Houston Central Processing Plant beginning on August 14, 2001, the date we acquired these assets.

(3)
Represents the total processing segment gross margin divided by the total inlet throughput or NGLs produced, as appropriate.

   Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2003

        Pipelines Segment Gross Margin.    Pipelines segment gross margin was $7.3 million for the three months ended March 31, 2004 compared to $8.6 million for the three months ended March 31, 2003, a decrease of $1.3 million, or 15%. The decrease was primarily attributable to lower natural gas prices, which caused a decrease in margins associated with our index price related gas purchase and transportation arrangements. During the first three months of 2003, the Houston Ship Channel, or HSC, natural gas index price averaged $6.33 per MMBtu compared to $5.31 per MMBtu during the first three months of 2004, a decrease of $1.02, or 16%. A portion of our decrease in pipeline segment gross margin for the quarter was caused by milder weather during the three months ended March 31, 2004, which resulted in lower volumes being sold to utilities under arrangements with comparatively favorable margins.

        Processing Segment Gross Margin.    Processing segment gross margin was $2.5 million for the three months ended March 31, 2004, compared to $2.6 million for the three months ended March 31, 2003, a decrease of $0.1 million, or 4%. For the three months ended March 31, 2004, we experienced improvements in our processing segment gross margin as the result of our recently restructured contractual arrangements. These improvements were substantially offset by a loss incurred at our Houston Central Processing Plant during the first quarter of 2004 at a third-party interconnect due to natural gas measurement problems, which we believe have been corrected. In addition, our processing segment gross margin during the first quarter of 2003 benefited significantly from our suspension of processing at the Houston Central Processing Plant in reaction to a rapidly changing natural gas pricing environment.

        Operations and Maintenance Expenses.    Operations and maintenance expenses totaled $3.0 million for the three months ended March 31, 2004 compared with $2.6 million for the three months ended March 31, 2003, an increase of $0.4 million, or 15%. The increase was primarily attributable to the installation of additional leased compression equipment in our South Texas Region after March 31, 2003.

        General and Administrative Expenses.    General and administrative expenses totaled $1.7 million for the three months ended March 31, 2004 compared with $1.3 million for the three months ended March 31, 2003, an increase of $0.4 million, or 31%. The increase was primarily due to costs of augmented infrastructure and the hiring of additional staff incurred in contemplation of becoming a public company.

        Depreciation and Amortization.    Depreciation and amortization totaled $1.6 million for the three months ended March 31, 2004 compared with $1.4 million for the three months ended March 31, 2003, an increase of $0.2 million, or 14%. This increase relates primarily to additional depreciation and amortization associated with capital expenditures made after March 31, 2003.

        Interest Expense.    Interest and other financing costs totaled $4.1 million for the three months ended March 31, 2004 compared with $1.7 million for the three months ended March 31, 2003, an increase of $2.4 million, or 141%. This increase was primarily the result of our adopting Statement of Financial Accounting Standards, or SFAS, No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" on July 1, 2003, which required us to treat the value of the paid-in-kind preferred unit distributions issued to the redeemable preferred unitholders as interest expense, whereas before the adoption of SFAS No. 150, this value was recorded as an increase to accumulated deficit. Similarly, the accretion of the allocated warrant value associated with the redeemable preferred units was also recorded as interest expense beginning July 1, 2003. While constituting a portion of our total interest expense for the quarter, both the cost of the paid-in-kind units and the accretion of the warrants are non-cash charges. This increase was partially offset by lower average bank debt balances outstanding during the period, coupled with lower interest rates on the outstanding borrowings.

  Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

        Pipelines Segment Gross Margin.    Pipelines segment gross margin was $27.6 million for the year ended December 31, 2003 compared to $18.8 million for the year ended December 31, 2002, an increase of $8.8 million, or 47%.

  •
  South Texas Region.  Our South Texas Region systems experienced a significant increase in on-system volumes as well as improved contractual terms resulting in a $4.2 million increase in gross margin. Increased volumes were the result of successful producer drilling activity in our South Texas Region, as well as the full-year effect of the acquisition of our Live Oak System in May 2002. We also realized fuel savings within this region as the result of operational modifications made to our Live Oak system.

  •
  Upper Gulf Coast Region.  Gross margins from our Upper Gulf Coast Region increased $1.6 million. This increase was due both to increased natural gas sales to utilities and power generators and increased margins for sales of natural gas to these customers.

  •
  Central Gulf Coast Region.  The Central Gulf Coast Region systems experienced an increase in gross margin of $1.9 million. This increase in gross margin resulted from the renegotiation of contracts under more favorable terms and successful drilling by producers under contracts providing favorable unit margins. This increase was partially offset by a decline in throughput volumes during 2003, which was largely attributable to our discontinuing purchases of low-margin natural gas from third-party pipelines.

  •
  Coastal Waters Region.  The gross margin from our Coastal Waters Region increased by $1.1 million. This increase was the result of increased volumes as a result of the full year effect of successful drilling activity by a producer in this region.

        Processing Segment Gross Margin.    Processing segment gross margin was $3.6 million for the year ended December 31, 2003 compared to $6.6 million for the year ended December 31, 2002, a decrease of $3.0 million, or 45%. The decrease was primarily attributable to lower overall processing margins caused by the significant increase in natural gas prices during 2003 relative to NGL prices. Our exposure to deteriorating processing gross margins was partially offset by conditioning fees collected during the fourth quarter of 2003 under interim processing arrangements with KMTP and many of our producers. In addition, our processing segment gross margin during the first quarter of 2003 benefited significantly from our suspension of processing at the Houston Central Processing Plant in reaction to a rapidly changing natural gas pricing environment. Although we experienced a decrease in plant inlet volumes during 2003, this decline was largely offset by the increased NGL content associated with such volumes. The reduction in NGLs recovered by the plant was attributable to the suspension of processing during portions of the year for economic reasons.

        Operations and Maintenance Expenses.    Operations and maintenance expenses totaled $10.9 million for the year ended December 31, 2003 compared with $9.6 million for the year ended December 31, 2002, an increase of $1.3 million, or 14%. The increase was primarily attributable to costs associated with operating our Live Oak System for the full year 2003 as opposed to only eight months during 2002. Additionally, we incurred costs associated with installing leased compression equipment on our Copano Bay System, Live Oak System, Mesteña Grande System and Agua Dulce System to support increased natural gas throughput or enhanced service on these systems.

        General and Administrative Expenses.    General and administrative expenses totaled $5.8 million for the year ended December 31, 2003 compared with $4.2 million for the year ended December 31, 2002, an increase of $1.6 million, or 38%. The increase was primarily due to costs of augmented infrastructure and the hiring of additional staff.

        Depreciation and Amortization.    Depreciation and amortization totaled $6.1 million for the year ended December 31, 2003 compared with $5.5 million for the year ended December 31, 2002, an increase of $0.6 million, or 11%. This increase primarily relates to a full year of depreciation being recognized during 2003 associated with our Live Oak System, which was acquired during May 2002. In addition, the full year impact of other capital expenditures made in 2002 and depreciation of asset enhancement expenditures made in 2003 also contributed to this increase.

        Interest Expense.    Interest and other financing costs totaled $12.1 million for the year ended December 31, 2003 compared with $6.4 million for the year ended December 31, 2002, an increase of $5.7 million, or 89%. This increase was primarily a result of our July 1, 2003 adoption of SFAS No. 150. Additional interest was also accrued with respect to the senior secured subordinated indebtedness of our processing segment. This increase was partially offset by lower bank debt outstanding during the year coupled with lower interest rates on our outstanding bank borrowings.

  Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

        Pipelines Segment Gross Margin.    Pipelines segment gross margin was $18.8 million for the year ended December 31, 2002 compared to $11.5 million for the year ended December 31, 2001, an increase of $7.3 million, or 63%. This increase was primarily attributable to the full year effect of our acquisition of our Central Gulf Coast Region assets as well as successful producer drilling activity in that region. The remainder of this increase in segment gross margin was attributable to improved margins and contractual terms related to our Upper Gulf Coast and Coastal Waters Regions.

        Processing Segment Gross Margin.    Processing segment gross margin was $6.6 million for the year ended December 31, 2002 compared to $5.5 million for the year ended December 31, 2001, an increase of $1.1 million, or 20%. This increase was primarily attributable to the full year effect of the acquisition of the Houston Central Processing Plant and Sheridan NGL Pipeline during 2002. This increase was partially offset by lower processing margins realized during 2002 as compared to the period in which we owned the assets during 2001. Additionally, processing gross margin was reduced in 2002 by a ten-day closure of our plant for equipment modifications and the unavailability of the Dow ethane and propane pipeline for approximately 70 days for pipeline integrity tests.

        Operations and Maintenance Expenses.    Operations and maintenance expenses totaled $9.6 million for the year ended December 31, 2002 compared with $5.0 million for the year ended December 31, 2001, an increase of $4.6 million, or 92%. The increase was primarily attributable to our operation of the Houston Central Processing Plant, the Sheridan NGL Pipeline and the Central Gulf Coast Region assets for a full year during 2002 as compared to 2001, in which we operated the assets for approximately four months. In addition, 2002 reflects a partial year of operations for our Live Oak System, which was acquired in May 2002.

        General and Administrative Expenses.    General and administrative expenses totaled $4.2 million for the year ended December 31, 2002 compared with $2.2 million for the year ended December 31, 2001, an increase of $2.0 million, or 91%. The increase was primarily due to a full year of ownership of our Houston Central Processing Plant, Sheridan NGL Pipeline and Central Gulf Coast Region assets, as well as the partial year impact of operations at our Live Oak System (acquired in May 2002). Additionally, a portion of the increase was due to the full year effect of increased staff and compensation levels.

        Depreciation and Amortization.    Depreciation and amortization totaled $5.5 million for the year ended December 31, 2002 compared with $3.3 million for the year ended December 31, 2001, an increase of $2.2 million, or 67%. This increase primarily reflects a full year of operations for our Houston Central Processing Plant, Sheridan NGL Pipeline and Central Gulf Coast Region assets, as well as the partial year impact of operations at our Live Oak System (acquired in May 2002).

        Interest Expense.    Interest and other financing expenses totaled $6.4 million for the year ended December 31, 2002 compared with $2.2 million for the year ended December 31, 2001, an increase of $4.2 million, or 191%. This increase was primarily related to greater average borrowings outstanding during 2002 under our bank credit facilities and the full year impact of amounts outstanding under our senior secured subordinated debt incurred in connection with the acquisitions of our Houston Central Processing Plant, Sheridan NGL Pipeline and Central Gulf Coast Region assets during August 2001.

General Trends and Outlook

        We expect our business to continue to be affected by the following key trends. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about or interpretations of available information prove to be incorrect, our expectations may vary materially from actual results.

        U.S. Gas Supply and Outlook.    We believe that current natural gas prices will continue to result in relatively high levels of natural gas-related drilling as producers seek to increase their level of natural gas production. Although the number of U.S. natural gas wells drilled has increased overall in recent years, a corresponding increase in production has not been realized, primarily as a result of smaller discoveries. We believe that an increase in U.S. drilling activity and additional sources of supply such as liquefied natural gas, or LNG, imports will be required for the natural gas industry to meet the expected increased demand for, and compensate for the slowing production of, natural gas in the United States.

        Drilling Activity in Our Operating Areas.    Permitted drilling activity within a 10-mile radius of our pipelines increased 12.7% between 2002 and 2003, and we expect drilling activity in 2004 to be consistent with 2003 levels under the current natural gas price environment based on data reported to regulatory agencies aggregated by DrillingInfo.com, a web-based provider of oil and natural gas drilling data and data analysis to energy companies operating in the State of Texas. Additionally, we believe that improved 3D seismic acquisition and processing techniques are encouraging natural gas drilling activity in the regions in which we operate, a trend we expect to continue in the near to intermediate term absent a significant downturn in natural gas prices.

        Natural Gas Quality Concerns — NGL Content.    With strong demand for natural gas and high natural gas prices, larger quantities of natural gas are being produced and sold without being adequately processed or conditioned, thus leaving high levels of NGLs in the natural gas stream. Rich natural gas, or natural gas with a higher NGL content, can create problems in pipeline transmission systems, distribution systems, power plants and home appliances that are not designed to handle such natural gas, which presents a number of safety, environmental and reliability concerns. For example, many industrial customers, such as power producers and utilities, have recently been faced with higher maintenance costs and, in some cases, have been forced to shut down service in order to clean equipment.

        In the past, suppliers had an economic incentive to process NGLs from the natural gas stream and sell the NGL products separate from the remaining residue gas. This was the case when producers were able to realize a higher value for their NGLs versus that of the natural gas from which they were extracted. Recently, however, as the result of higher overall natural gas prices, processing and conditioning natural gas to remove NGLs has not been as economically attractive as leaving the NGLs in the natural gas stream, which boosts the overall volume of natural gas sold by reducing the Btu shrink associated with stripping out the NGLs. This situation is causing many industry and end-user groups and regulatory bodies, such as the FERC, to seek stricter standards with regard to natural gas quality specifications.

        According to the FERC, these specifications are necessary to ensure that the nation's natural gas delivery system has sufficient operational flexibility to maintain system integrity and reliability for the diverse regions and product mix. The FERC, during a February 2004 conference, identified several groups currently advocating tighter pipeline specifications for the natural gas industry:

  •
  Pipeline Operators.  The effect of NGL drop-out is having an adverse impact on the operations of pipelines and related compression equipment.

  •
  Local Distribution Companies or LDCs.  NGL drop-out is occurring in local distribution systems that were not originally designed to handle such NGLs.

  •
  Industrial Users.  In many cases, industrial users are receiving rich natural gas that adversely affects their gas-fired equipment.

  •
  Power Generators.  Rich natural gas can potentially damage new-generation turbines used in generating power.

        As a result of these concerns, natural gas pipelines in our operating regions have instituted more stringent pipeline quality specifications with respect to natural gas NGL content. These requirements, which we expect to continue, are resulting in increased demand for natural gas conditioning services.

        Natural Gas Quality Concerns — Carbon Dioxide Content.    Deeper drilling along geological trends in the areas in which we operate is resulting in increasing levels of carbon dioxide in the natural gas stream. Because the corrosive nature of carbon dioxide can cause damage to pipelines and downstream end-user equipment, pipelines have established gas quality specifications that limit the content of carbon dioxide. This trend, which we expect to continue, is likely to result in increasing demand for natural gas treating to remove carbon dioxide from the natural gas stream.

        Processing Margins.    Over the past two years, we generally have seen processing margins decrease as natural gas prices have increased relative to NGL prices. This situation has periodically made it unprofitable to extract NGLs from the natural gas stream. Historically, it was more often profitable to extract NGLs from the natural gas stream and sell the NGL products separately rather than leave them in the natural gas stream. Although we believe that processing margins will remain volatile, we also expect that high natural gas prices will continue to cause processing margins to remain below historical averages in the near-term. This trend is also expected to increase the demand for conditioning services, but such services are generally less profitable than processing. For a discussion of our processing and conditioning capabilities, please read "Risk Factors — Risks Related to Our Business — Our profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile" beginning on page 20 of this prospectus.

        Rising Interest Rate Environment.    The credit markets recently have experienced 50-year record lows in interest rates. As the overall economy strengthens, it is likely that monetary policy will tighten further, resulting in higher interest rates to counter possible inflation. This could affect our ability to access the debt capital markets to pay for acquisitions. In addition, interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Although this could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would face similar circumstances. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity to make acquisitions, reduce debt or for other purposes. However, we believe that our LLC structure will facilitate growth, which would help offset the impact of rising interest rates. When compared to our competitors, particularly publicly traded partnerships, we believe that our LLC structure should provide us with a lower cost of capital as we grow because, unlike most publicly traded partnerships, neither our management nor any of our owners hold incentive distribution rights that entitle them to increasing percentages of cash distributions as higher per unit levels of cash distributions are received. Please read "Business — Competitive Strengths — Our LLC structure should provide us with a competitive advantage."

Impact of Inflation

        Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the periods presented.

Liquidity and Capital Resources

        Cash generated from operations, borrowings under our credit facility and funds from private and future public equity and debt offerings are our primary sources of liquidity. We believe that funds from these sources should be sufficient to meet both our short-term working capital requirements and our long-term capital expenditure requirements. Our ability to pay distributions to our unitholders, to fund planned capital expenditures and to make acquisitions will depend upon our future operating performance, and more broadly, on the availability of equity and debt financing, which will be affected by prevailing economic conditions in our industry and financial, business and other factors, some of which are beyond our control. For additional information relating to our current capital structure, please refer to "Capitalization" on page 33 of this prospectus.

        Off-Balance Sheet Arrangements.    We had no off-balance sheet arrangements as of March 31, 2004 and December 31, 2003.

        Capital Requirements.    The natural gas gathering, transmission, and processing businesses are capital-intensive, requiring significant investment to maintain and upgrade existing operations. Our capital requirements have consisted primarily of, and we anticipate will continue to be:

  •
  maintenance capital expenditures, which are capital expenditures made to replace partially or fully depreciated assets to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows; and

  •
  expansion capital expenditures such as those to acquire additional assets to grow our business, to expand and upgrade gathering systems, transmission capacity, processing plants, and to construct or acquire new pipelines, or processing plants.

        Given our objective of growth through acquisitions, we anticipate that we will continue to invest significant amounts of capital to grow and acquire assets. We actively consider a variety of assets for potential acquisitions. For a discussion of the primary factors we consider in deciding whether to pursue a particular acquisition, please read "— Our Growth Strategy — Acquisition Analysis."

        We have budgeted $4.3 million for capital expenditures for the year ending December 31, 2004, exclusive of any acquisitions, consisting of $1.2 million for expansion capital and $3.1 million for maintenance capital. During the first quarter of 2004, our capital expenditures totaled $1.0 million, consisting of $0.3 million of expansion capital and $0.7 million of maintenance capital. We expect to fund future capital expenditures with funds generated from our operations, borrowings under our new credit facility and the issuance of additional equity as appropriate given market conditions.

        Total Contractual Cash Obligations.    A summary of our total contractual cash obligations as of March 31, 2004, is as follows:

	Payment Due by Period
Type of Obligation(1)	Total Obligation	Remainder Due in 2004	Due in 2005-2006	Due in 2007-2008	Thereafter
	(In thousands)
Long-term debt	$68,513	$—	$2,650	$65,863	$—
Operating Leases	3,318	876	1,267	688	487

Total contractual cash obligations	$71,831	$876	$3,917	$66,551	$487

(1)
Excludes obligations to redeem the preferred units due in 2008.

        In addition to the contractual obligations noted in the table above, we have both fixed and variable contracts to purchase natural gas, which were executed in connection with our natural gas marketing activities. As of March 31, 2004, we had fixed contractual commitments to purchase 696,750 MMBtu of natural gas in April 2004. All of these contracts were based on index-related prices. Using these index-related prices at March 31, 2004, we had total commitments to purchase $3.7 million of natural gas under such agreements. Our contracts to purchase variable quantities of natural gas at index-related prices range from one month to the life of the dedicated production. During March 2004, we purchased 4,152,978 MMBtu of natural gas under such contracts.

        For a discussion of our real property leases, please read "Business — Office Facilities" beginning on page 98 of this prospectus.

        Cash Flows.    Net cash provided by operating activities was $2.1 million for the quarter ended March 31, 2004 compared to cash provided by operations of $2.5 million for the quarter ended March 31, 2003. In reconciling net income (loss) to cash provided by operations for each of the three months ended March 31, 2004 and 2003, amounts for depreciation and amortization expense of $1.6 million and $1.4 million, respectively, payment-in-kind interest on subordinated debt and redeemable preferred units of $2.6 million and $0.9 million, respectively, were added back to net income (loss). Changes in working capital of $2.2 million and $4.1 million reduced cash flows from operating activities for the three months ended March 31, 2004 and 2003, respectively. Net cash provided by operating activities was $15.3 million, $8.9 million and $13.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. In reconciling net income (loss) to cash provided by operating activities for the years ended December 31, 2003, 2002 and 2001, amounts for depreciation and amortization expense of $6.1 million, $5.5 million and $3.3 million, respectively, payment-in-kind interest on subordinated debt and redeemable preferred units of $7.4 million, $3.3 million and $1.2 million, respectively, and changes in working capital were added back to net income (loss). Changes in working capital provided $4.7 million, $0.6 million and $4.4 million in cash flows from operating activities for 2003, 2002 and 2001, respectively.

        Net cash used in investing activities was $1.0 million for the quarter ended March 31, 2004 and $2.1 million for the quarter ended March 31, 2003. Net cash used in investing activities was $6.2 million, $16.8 million and $93.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Capital expenditures for additions to property, plant and equipment and acquisitions were:

  •
  $6.2 million in 2003, which includes capital expenditures for the recent modification to our Houston Central Processing Plant to increase the plant's conditioning capabilities, and the development of our SCADA system;

  •
  $16.8 million in 2002, which includes $13.1 million of capital expenditures for our acquisition of the Live Oak system, the construction of a pipeline connecting our Agua Dulce System with the Webb/Duval Gathering System, the installation of new and expansion of existing compressor stations and the performance of upgrades to our Houston Central Processing Plant, as well as $3.7 million for the purchase of additional partnership interests in Webb/Duval Gatherers; and

  •
  $93.3 million in 2001, which includes $57.9 million of capital expenditures for the acquisition of our Houston Central Processing Plant, Sheridan NGL line and Central Gulf Coast Gathering System and the construction of our Hebbronville pipeline, as well as $33.1 million for the acquisition of certain minority interests in our company, $1.3 million for the initial acquisition of our partnership interest in Webb/Duval Gatherers and $1.0 million for other assets.

        Net cash provided by (used in) financing activities was $1.0 million for the quarter ended March 31, 2004 and $(3.1) million for the quarter ended March 31, 2003. Cash provided by financing activities for the three months ended March 31, 2004 was increased by net borrowings of long-term debt of approximately $2.0 million. For the three months ended March 31, 2003, cash used in financing activities was primarily attributable to our net repayment of $2.9 million in long-term debt. Net cash used in financing activities was $9.6 million for the year ended December 31, 2003, primarily attributable to a net pay-down of long-term debt. Net cash provided by (used in) financing activities was $(2.6) million and $93.9 million for the years ended December 31, 2002 and 2001, respectively. During 2001, we received $60.0 million from proceeds received by our issuance of redeemable preferred units and net borrowings of $39.7 million.

  Description of Our Indebtedness

  Copano Pipelines Credit Agreement

        Copano Pipelines has a $100.0 million revolving credit agreement, which matures on February 12, 2008. As of March 31, 2004, $52.5 million was outstanding under this revolving credit facility, bearing interest at a weighted average interest rate of 3.625%. Copano Pipelines has used the borrowings under this revolving credit facility to retire existing debt, finance capital expenditures (including construction and expansion projects), finance acquisitions and investments in unconsolidated affiliates and meet working capital requirements. Assuming no exercise of the underwriters' over-allotment option, we anticipate that $6.0 million of the proceeds from this offering will be used to reduce amounts outstanding under this facility. Future borrowings under this revolving credit facility are available for acquisitions, capital expenditures, working capital and general corporate purposes. Amounts outstanding under this revolving credit facility have been classified as long-term debt. The terms of this credit facility will be amended upon completion of this offering; therefore, the discussion below reflects the terms of the credit facility as amended.

        At Copano Pipelines' election, interest under this revolving credit facility is determined by reference to (1) the reserve-adjusted London interbank offered rate, or LIBOR, plus an applicable margin between 1.75% and 3% per annum or (2) the prime rate plus, in certain circumstances, an applicable margin between 0.25% and 1.5% per annum. Interest is payable at the applicable maturity date for LIBOR loans and quarterly for prime interest loans.

        The obligations under this revolving credit facility are secured by first priority liens on substantially all of the assets of Copano Pipelines and its subsidiaries (other than certain subsidiaries with insignificant assets) and our interest in Copano Pipelines. Additionally, the obligations under the revolving credit facility are guaranteed by us and Copano Pipelines and its subsidiaries (other than certain subsidiaries with insignificant assets).

        This revolving credit facility contains various covenants that limit Copano Pipelines' ability to:

  •
  incur indebtedness;

  •
  grant certain liens;

  •
  make certain loans, acquisitions, capital expenditures and investments;

  •
  make distributions other than from available cash;

  •
  merge or consolidate unless Copano Pipelines is the survivor; or

  •
  engage in certain asset dispositions, including a sale of all or substantially all of its assets.

        This revolving credit facility also contains covenants, which, among other things, require Copano Pipelines to maintain specified ratios or conditions as follows:

  •
  EBITDA (as defined in the credit agreement) to interest expense of not less than 3.5 to 1.0;

  •
  total debt to EBITDA of not more than 4.5 to 1.0;

  •
  total senior debt to EBITDA of not more than 3.75 to 1.0; and

  •
  positive net working capital (excluding current debt maturities).

        Our management believes that Copano Pipelines was in compliance with the terms of its credit facility prior to amending the covenants and would have been in compliance with the terms of the amended credit facility at March 31, 2004. If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. Each of the following will be an event of default:

  •
  failure to pay any principal when due or any interest, fees or other amount within certain grace periods;

  •
  failure to perform or otherwise comply with the covenants in the credit agreement or other loan documents, subject to certain grace periods;

  •
  default by us or any of our subsidiaries on the payment of any other indebtedness in excess of $0.5 million, or any default in the performance of any obligation or condition with respect to such indebtedness beyond the applicable grace period if the effect of the default is to permit or cause the acceleration of the indebtedness;

  •
  bankruptcy or insolvency events involving us or our subsidiaries;

  •
  the entry, and failure to pay, one or more adverse judgments in excess of $0.5 million against which enforcement proceedings are brought or that are not stayed pending appeal; and

  •
  a Change of Control (as defined in the credit agreement).

      Copano Processing Credit Agreement

        Historically, we have financed our processing operations through a $35 million revolving credit facility, which was repaid in February 2004, as well as through a $21.2 million term loan entered into in August 2001. As of March 31, 2004, approximately $16.0 million remained outstanding under this term loan, and it is currently anticipated that approximately $7.0 million of this balance will be repaid with proceeds from this offering. The remaining balance, approximately $9.0 million, will be retired with proceeds from a new revolving credit facility, as more fully described below. The term loan matures on August 14, 2008 and bears interest at a rate of 14%.

        Concurrently with the closing of this offering, we anticipate establishing a $10.0 million revolving credit facility, which we will use to finance capital expenditures (including construction and expansion projects) as well as to meet working capital requirements of our processing operations. Approximately $9.0 million is expected to be drawn under this facility concurrently with the closing of the offering to retire in full the term loan described above.

        At Copano Processing's election, interest under the new revolving credit facility will be determined by reference to (1) the reserve-adjusted London interbank offered rate, or LIBOR, plus an applicable margin between 2% and 3% per annum or (2) the prime rate plus, in certain circumstances, an applicable margin of up to 1% per annum. Interest will be payable at the applicable maturity date for LIBOR loans and quarterly for prime interest loans.

        The obligations under this revolving credit facility will be secured by first priority liens on substantially all of the assets of Copano Processing and its subsidiaries and our interest in Copano Processing. Additionally, the obligations under the revolving credit facility will be guaranteed by us and Copano Processing and its subsidiaries.

        This new revolving credit facility will contain various covenants that limit Copano Processing's ability to:

  •
  incur indebtedness;

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  grant certain liens;

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  make certain loans, acquisitions and investments;

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  make distributions other than from available cash;

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  merge or consolidate unless Copano Processing is the survivor; or

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  sell all or substantially all of its assets.

        This revolving credit facility also will contain covenants, which, among other things, require Copano Processing to maintain specified ratios or conditions as follows:

  •
  EBITDA (as defined in the credit agreement) to interest expense of not less than 3.0 to 1.0;

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  total senior debt to EBITDA of not more than 3.5 to 1.0;

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  positive net working capital (excluding current debt maturities);

  •
  minimum tangible net worth calculation of $20.0 million;

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  maintenance capital expenditures of not more than $2.0 million per calendar year; and

  •
  maintain an interest reserve account of at least $1.0 million.

        Our management believes that Copano Processing will be in compliance with the covenants under this anticipated facility following the offering. If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. Each of the following will be an event of default:

  •
  failure to pay any principal when due or any interest, fees or other amount within certain grace periods;

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  failure to perform or otherwise comply with the covenants in the credit agreement or other loan documents, subject to certain grace periods;

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  default by us or any of our subsidiaries on the payment of any other indebtedness in excess of $0.5 million, or any default in the performance of any obligation or condition with respect to such indebtedness beyond the applicable grace period if the effect of the default is to permit or cause the acceleration of the indebtedness;

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  bankruptcy or insolvency events involving us or our subsidiaries;

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  the entry, and failure to pay, one or more adverse judgments in excess of $0.5 million against which enforcement proceedings are brought or that are not stayed pending appeal; and

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  a Change of Control (as defined in the credit agreement).

Recent Accounting Pronouncements

        In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force, or EITF, Issue No. 94-3. We have adopted the provisions of SFAS No. 146 for restructuring activities effective January 1, 2003. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. EITF Issue No. 94-3 requires that a liability for an exit cost be recognized at the date of commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized. The impact that SFAS No. 146 will have on the consolidated financial statements will depend on the circumstances of any specific exit or disposal activity.

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which the obligation is incurred and can be reasonably estimated. When the liability is initially recorded, a corresponding increase in the carrying amount of the related long-lived asset would be recorded. Over time, accretion of the liability is recognized each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss on settlement. The standard was effective for us on January 1, 2003. Under the implementation guidelines of SFAS No. 143, we have reviewed our long-lived assets for asset retirement obligation, or ARO, liabilities and identified any such liabilities. These liabilities include ARO liabilities related to (i) right-of-way easements over property not owned by us, (ii) leases of certain currently operated facilities and (iii) regulatory requirements triggered by the abandonment or retirement of certain of these assets. As a result of our analysis of identified AROs, we are not required to recognize such potential liabilities. Our rights under our easements are renewable or perpetual and retirement action, if any, is only required upon nonrenewal or abandonment of the easements. We currently expect to continue to use or renew all such easement agreements and to use these properties for the foreseeable future. Similarly, under certain leases of currently operated facilities, retirement action is only required upon termination of these leases and we do not expect termination in the foreseeable future. Accordingly, management is unable to reasonably estimate and record liabilities for our obligations that fall under the provisions of SFAS No. 143 because it does not believe that any of the applicable assets will be retired or abandoned in the foreseeable future. We will record AROs in the period in which the obligation may be reasonably estimated.

        For a discussion of recent accounting pronouncements that had no impact on our results of operations, financial position or cash flows, please read Note 3 of the accompanying Notes to Consolidated Financial Statements.

Significant Accounting Policies and Estimates

        The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have developed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules, and the use of judgment applied to the specific set of circumstances existing in our business. We make every effort to properly comply with all applicable rules on or before their adoption, and we believe the proper implementation and consistent application of the accounting rules are critical. For further details on our accounting policies, you should read Notes 2 and 3 of the accompanying Notes to Consolidated Financial Statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments previously classified as equity be classified as liabilities or, in some cases, as assets. We adopted SFAS No. 150 effective July 1, 2003 and classified our redeemable preferred units as a liability and recorded the value of the paid-in-kind, or PIK, preferred unit distributions issued to the redeemable preferred unitholders as interest expense, whereas prior to the adoption of SFAS No. 150, these distributions were recorded as a direct reduction of the accumulated deficit. Additionally, the accretion of the allocated warrant value was recorded as interest expense upon adoption of SFAS No. 150 whereas previously this accretion was recorded as a direct reduction of paid-in-capital. Please read Notes 3 and 9 to our financial statements included in this prospectus.

        Impairment of Long-Lived Assets.    In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we evaluate the long-lived assets, including related intangibles, of identifiable business activities for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. Estimating the fair value for the assets to determine if impairment has occurred, and recording a provision for loss if the carrying value is greater than fair value, determine the amount of the impairment recognized. For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value less the cost to sell to determine if impairment is required. Until the assets are disposed of, an estimate of the fair value is recalculated when related events or circumstances change.

        When determining whether impairment of one of our long-lived assets has occurred, we must estimate the undiscounted cash flows attributable to the asset or asset group. Our estimate of cash flows is based on assumptions regarding the volume of reserves behind the asset and future NGL product and natural gas prices. The amount of reserves and drilling activity are dependent in part on natural gas prices. Projections of gas volumes and future commodity prices are inherently subjective and contingent upon a number of variable factors, including but not limited to:

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  changes in general economic conditions in regions in which our products are located;

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  the availability and prices of raw natural gas supply;

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  our ability to negotiate favorable sales agreements;

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  our dependence on certain significant customers, producers, gatherers, and transporters of natural gas; and

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  competition from other midstream service providers, including major energy companies.

        Any significant variance in any of the above assumptions or factors could materially affect our cash flows, which could require us to record an impairment of an asset.

        Equity Method of Accounting.    Although we own a 62.5% partnership interest in Webb/Duval Gatherers, we account for the investment using the equity method of accounting since the minority general partners of Webb/Duval Gatherers have substantive participating rights with respect to the management of Webb/Duval Gatherers.

        Revenue Recognition.    Our natural gas and NGL revenue is recognized in the period when the physical product is delivered to the customer at contractually agreed-upon pricing. Transportation, compression and processing-related revenues are recognized in the period when the service is provided.

Commodity Price Risks

        Our profitability is affected by volatility in prevailing NGL and natural gas prices. Historically, changes in the prices of most NGL products have generally correlated with changes in the price of crude oil. NGL and natural gas prices are volatile and are impacted by changes in the supply and demand for NGLs and natural gas, as well as market uncertainty. For a discussion of the volatility of natural gas and NGL prices, please read "Risk Factors — Our profitability is dependent upon prices and demand for natural gas and NGLs, which are beyond our control and have been volatile." The current mix of our contractual arrangements described above, together with our ability to condition natural gas during periods of unfavorable processing margins, significantly reduces our exposure to natural gas and NGL price volatility. Natural gas prices can also affect our profitability indirectly by influencing the level of drilling activity and related opportunities for our services. To illustrate the impact of changes in prices for natural gas and NGLs on our operating results, we have provided below a matrix that reflects, for the three months ended March 31, 2004, the impact on our gross margin of a $0.01 per gallon change (increase or decrease) in NGL prices coupled with a $0.10 per MMBtu change (increase or decrease) in the price of natural gas.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risk to which we are exposed is commodity price risk for natural gas and NGLs. We also incur, to a lesser extent, risks related to interest rate fluctuations. We do not engage in commodity energy trading activities.

        Interest Rate Risk.    We are exposed to changes in interest rates as a result of our revolving credit facility, which has a floating interest rate as of March 31, 2004. We had a total of $52.5 million of indebtedness outstanding under our credit facility at March 31, 2004. The impact of a 1% increase in interest rates on this amount of debt would result in an increase in interest expense, and a corresponding decrease in net income of approximately $0.5 million annually.

BUSINESS

Overview

        We are a growth-oriented midstream energy company with one of the largest independent networks of natural gas gathering and intrastate transmission pipelines in the Texas Gulf Coast region. We also own the second largest natural gas processing plant in the Texas Gulf Coast region in terms of throughput capacity. Our natural gas pipeline assets consist of approximately 1,300 miles of gas gathering and transmission pipelines, including 144 miles of pipeline owned by a partnership in which we own a 62.5% interest and which we operate. These pipelines collect natural gas from designated points near producing wells and transport these volumes to third-party pipelines, our Houston Central Processing Plant, utilities and industrial consumers.

        Our Houston Central Processing Plant is located approximately 100 miles southwest of Houston and has the capacity to process approximately 700 million cubic feet of gas per day, or MMcf/d. Volumes shipped to our processing plant, either on our pipelines or a third-party pipeline, are treated to remove contaminants and conditioned or processed to extract mixed natural gas liquids, or NGLs. Processed or conditioned natural gas is then delivered to third-party pipelines through plant interconnects, while NGLs are fractionated or separated and then sold as component NGL products, including ethane, propane, isobutane, normal butane, natural gasoline and stabilized condensate. We also own a 104-mile NGL products pipeline extending from the Houston Central Processing Plant to the Houston area.

        Our objective is to increase cash flow and distributions to our unitholders through accretive acquisitions and expansion projects, and through increased utilization of our assets. We believe that we have established a reputation for providing reliable service to our customers and for our ability to offer a combination of services, including natural gas gathering, transportation, compression, dehydration, treating, conditioning and processing. Since our inception in 1992, we have grown through a combination of 23 acquisitions, including the acquisition of our Houston Central Processing Plant. Over the same period, we have made significant capital investments to expand our pipelines and improve the efficiency and flexibility of our processing plant. We believe our acquisition and capital improvement experience, industry relationships and motivated management team will enable us to continue to increase the geographic scope of our operations and our profitability.

        Our operations consist of the following:

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  gathering natural gas from over 260 receipt points and third-party pipeline interconnects, which receive production from one or more wells, representing more than 130 different producers and shippers;

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  transporting natural gas from our gathering systems and third-party pipelines for further transportation to third-party pipelines, utilities and other consumers;

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  providing related services, including compressing natural gas to facilitate its transportation to our Houston Central Processing Plant, third-party pipelines, utilities and other consumers, and dehydrating natural gas to remove water from the natural gas stream to meet pipeline and end-user quality specifications;

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  treating natural gas to remove or reduce impurities such as carbon dioxide, hydrogen sulfide and other contaminants to ensure that the natural gas meets pipeline specifications;

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  processing natural gas to extract NGLs when it is economically attractive to do so, and fractionating NGLs into a mix of NGL products and selling these NGLs to third parties;

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  conditioning natural gas to extract only the minimum amount of NGLs required to meet downstream pipeline specifications when it is not economically attractive to process natural gas and selling these NGLs to third parties;

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  transporting NGL products on our NGL pipeline for further delivery to downstream interconnected third-party pipelines; and

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  purchasing and selling natural gas that either originates on or is delivered through our pipeline systems.

        We generate gross margins in three principal ways:

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  by purchasing natural gas at index-related prices from

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  sellers connected to our pipelines, and selling that natural gas at higher index-related prices; and

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  sources originating on third-party pipelines, and selling that natural gas to utilities and other customers connected directly to our pipelines at higher index-related prices;

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  by processing or conditioning natural gas and selling the resulting NGLs for prices greater than the cost to replace the reduction in Btus; and

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  by charging fees for

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  gathering and transporting natural gas and performing services incidental to those activities, such as compression and dehydration;

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  treating natural gas; and

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  processing or conditioning natural gas.

        When we purchase natural gas at index-related prices, we typically establish a margin by selling natural gas for future delivery at higher index-related prices, thereby reducing our exposure to market volatility in natural gas prices. We seek to maintain a position that is substantially balanced between purchases and sales for future delivery obligations.

        We have two operating segments: Copano Pipelines, which performs our natural gas gathering and transmission and related operations, and Copano Processing, which performs our natural gas processing, treating and conditioning and related NGL transportation operations. We have set forth in the table below summary information describing the regions in which we have pipeline systems and processing assets.

Asset	Initial Acquisition Date(1)	Asset Type	Average Throughput at Time of Acquisition (Mcf/d)(2)	Average Throughput for Three Months Ended March 31, 2004 (Mcf/d)(3)
Copano Pipelines
South Texas Region
Live Oak Area	May 2002	Gathering	9,179	23,696
Agua Dulce Area	June 1996	Gathering and Transmission	7,850	30,791
Hebbronville Area	September 1994	Gathering	15,337	32,547
Webb/Duval Area(4)	February 2002	Gathering	43,046	100,296
Coastal Waters Region	June 1992	Gathering	1,208	18,220
Central Gulf Coast Region	August 2001	Gathering	118,804	71,747
Upper Gulf Coast Region	April 1997	Gathering and Transmission	33,748	49,669
Copano Processing(5)
Houston Central Processing Plant	August 2001	Processing
Inlet volumes			626,764(5)	519,551
NGLs produced			10,406 Bbls/d(5)	13,145 Bbls/d
Sheridan NGL Pipeline	August 2001	NGL Transportation	2,648 Bbls/d(5)	3,274 Bbls/d

(1)
The initial acquisition date is the date that we first commenced operations with respect to any system or property.

(2)
Reflects average throughput for the first month in which we operated the assets.

(3)
Average throughput volumes have been adjusted, or netted, so that volumes moving through more than one of our systems are not double counted. Volumes presented by operating asset can be found in our more detailed asset descriptions appearing later in this section.

(4)
Our Webb/Duval Area consists of the Webb/Duval Gathering System and two smaller gathering systems, which are owned by an unconsolidated partnership in which we hold a 62.5% partnership interest. The throughput volumes for Webb/Duval exclude volumes received from one of our wholly owned systems and are otherwise presented on a gross basis, without netting volumes attributable to each of the partners.

(5)
Represents volumes for the month of June 2001. In July 2001, volumes began to be transported from our Copano South Texas Region to the KMTP Laredo-to-Katy pipeline thereby increasing the volume of NGLs produced by the Houston Central Processing Plant and transported on our Sheridan NGL line.

   Copano Pipelines

        Copano Pipelines includes four pipeline operating regions: South Texas, Coastal Waters, Central Gulf Coast and Upper Gulf Coast. For the three months ended March 31, 2004, we gathered and transported an average of 226,670 Mcf/d of natural gas on these pipelines, which excludes volumes associated with Webb/Duval Gatherers, an unconsolidated partnership in which we own a 62.5% interest and which we operate as part of our South Texas Region.

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  South Texas Region.  The South Texas Region consists of six wholly owned gathering and intrastate transmission systems totaling approximately 572 miles of pipelines operating in Atascosa, Duval, Jim Hogg, Jim Wells, Live Oak, Nueces and San Patricio Counties, Texas. This region is composed of several separate pipeline systems: the Live Oak System, the Clayton Pipeline, the Agua Dulce System, the Nueces County System, the Mesteña Grande System and the Hebbronville Pipeline. Average throughput volume related to our wholly owned systems was 87,034 Mcf/d for the three months ended March 31, 2004. Webb/Duval Gatherers is also located in our South Texas Region and consists of 144 miles of pipeline systems with average throughput volumes, excluding throughput received from one our wholly owned systems, of 100,296 Mcf/d for the three months ended March 31, 2004. Natural gas is supplied to our South Texas Region systems from 129 receipt points, representing 75 producers and third-party shippers.

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  Coastal Waters Region.  The Coastal Waters Region is comprised of two pipeline systems, the Copano Bay System and the Encinal Channel Pipeline, which collectively represent approximately 142 miles of pipelines extending both onshore and offshore in Aransas, Nueces, Refugio and San Patricio Counties, Texas. Natural gas is supplied to our Coastal Waters Region systems from nine receipt points, representing 10 producers and third-party shippers. Average throughput was 18,220 Mcf/d for the three months ended March 31, 2004.

  •
  Central Gulf Coast Region.  The Central Gulf Coast Region is composed of two natural gas gathering systems, the Sheridan System and the Provident City System, which consist of approximately 210 miles of pipelines operating in Colorado, Dewitt, Lavaca and Wharton Counties, Texas. Natural gas is supplied to our Central Gulf Coast systems from 83 receipt points and two third-party pipeline interconnects, representing 51 producers and third-party shippers. Average throughput was 71,747 Mcf/d for the three months ended March 31, 2004.

  •
  Upper Gulf Coast Region.  Our Upper Gulf Coast Region is composed of three pipeline systems, the Sam Houston System, the Lake Creek System and the Grimes County System, which comprise approximately 230 miles of pipelines used for gathering, intrastate transmission and sales of natural gas in Grimes, Harris, Houston, Montgomery and Walker Counties, Texas. Natural gas is supplied to our Upper Gulf Coast Region systems from 30 receipt points and six third-party pipeline interconnects, representing 20 producers and third-party shippers. Average throughput was 49,669 Mcf/d for the three months ended March 31, 2004.

        For a more detailed description of pipeline assets, please read "— Copano Pipelines" beginning on page 84 of this prospectus.

   Copano Processing

        Copano Processing includes our Houston Central Processing Plant and the Sheridan NGL Pipeline that extends from the tailgate of our plant to the Houston area.

  •
  Houston Central Processing Plant.  Our Houston Central Processing Plant removes NGLs from the natural gas received from KMTP's Laredo-to-Katy pipeline, which it straddles, and our Central Gulf Coast Region and fractionates NGLs into separate marketable products for sale to third parties. The plant has the capacity to process 700 MMcf/d of natural gas and includes: (1) 6,689 horsepower inlet compression, (2) a 700 gallon per minute amine treating system for removal of carbon dioxide and low-level hydrogen sulfide, (3) two 250 MMcf/d refrigerated lean oil trains, (4) one 200 MMcf/d cryogenic turbo-expander train, (5) a 25,000 Bbls/d NGL fractionation facility, and (6) 882,000 gallons of storage for propane, butane and natural gasoline mix, and condensate. This processing plant had an average throughput of 519,551 Mcf/d and produced an average of 13,145 barrels per day of NGLs for the three months ended March 31, 2004.

  •
  Sheridan NGL Pipeline.  Our 104-mile, 6-inch diameter Sheridan NGL pipeline originates at the tailgate of our Houston Central Processing Plant and currently delivers butane and natural gasoline mix at an interconnect with Enterprise Products Partners' Seminole Pipeline in west Houston. Average throughput volume on this system was 3,274 Bbls/d for the three months ended March 31, 2004.

        For a more detailed description of our processing assets, please read "— Copano Processing" beginning on page 90 of this prospectus.

Competitive Strengths

        Based on the following competitive strengths, we believe that we are well positioned to compete in our operating regions:

  •
  Our assets are strategically located in major natural gas supply areas.  Our assets are strategically located in natural gas producing regions in Texas that have experienced significant drilling activity, which provides us with attractive opportunities to access newly-developed natural gas supplies. Our gathering and transmission pipelines also have access to a variety of end-user markets, as well as other intrastate and interstate pipelines. We believe that our significant presence and asset platform in these regions provide us with a competitive advantage in capturing new supplies of natural gas and markets for natural gas. Our existing position is also advantageous because constructing significant pipelines in these regions is challenging due to population density, existing regulatory constraints and difficulties in obtaining rights-of-way.

  •
  Our pipelines have additional capacity.  By continuing to aggressively acquire natural gas supplies, we believe that we can take advantage of our existing asset platform to increase utilization of the available capacity of our pipelines and thereby increase cash flow.

  •
  We have proven acquisition, expansion and integration expertise.  Since 1992, we have completed 23 acquisitions and several significant expansion projects, increasing the reach of our natural gas pipeline and NGL pipeline assets from approximately 23 miles to over 1,400 miles. Our management team has demonstrated the ability to identify, evaluate, negotiate, consummate and integrate strategic acquisitions and expansion projects.

  •
  The recent modification at our Houston Central Processing Plant has enabled us to better manage our commodity price risk.  We recently modified our Houston Central Processing Plant to provide natural gas conditioning capability. Conditioning is a process which enables us to remove NGLs from the natural gas stream only to the extent required to meet downstream pipeline quality specifications. Prior to this modification, we were only able to fully process natural gas, removing a more complete slate of NGLs, a process that requires us to expend a greater amount of fuel and increased our exposure to commodity price risk. In addition, this modification provides us with a significant benefit in that we can elect not to process natural gas, but instead condition natural gas, during periods when processing margins (or the difference between NGL sales prices and the cost of natural gas) are unfavorable. This capability allows us to enter into contractual arrangements with producers to increase our fee-based revenues and to avoid processing natural gas when it is economically more desirable to condition natural gas.

  •
  We provide an integrated and comprehensive package of midstream services.  We provide flexible services to natural gas producers, including natural gas gathering, transportation, compression, dehydration, treating, conditioning and processing. We believe our ability to provide all of these services gives us an advantage in competing for new supplies of natural gas because we can provide all of the services producers, marketers and others require to connect their natural gas quickly and efficiently. In addition, using centralized treating and processing facilities, we can attach producers that require these services more quickly and at a lower initial capital cost due in part to the elimination of some field equipment and greater economies of scale at our Houston Central Processing Plant. For natural gas that exceeds the maximum carbon dioxide and NGL specifications for interconnecting pipelines and downstream markets, we believe that we offer treating, conditioning and other processing services on competitive terms. In addition, we provide natural gas supplies on a flexible basis to natural gas customers attached to our pipeline systems.

  •
  We have significant experience operating our assets, and a knowledgeable management team whose interests are aligned with those of our unitholders.  Many of our employees operated or were associated with our assets before we acquired the assets. In addition, our management team has an average of almost 24 years of energy industry experience. After giving effect to this offering, our management team will own or control approximately 20.2% of our outstanding units, which we believe aligns our management team's interests with those of our unitholders. In addition and concurrently with this offering, we are adopting a long-term incentive plan that will provide for the award of equity incentives to our employees.

  •
  Our LLC structure should provide us with a competitive advantage.  We believe that we will have a lower cost of capital than many of our competitors that are MLPs because, unlike in a traditional MLP structure, neither our management nor any of our owners hold incentive distribution rights that entitle them to increasing percentages of cash distributions as higher per unit levels of cash distributions are received. Therefore, it should be easier for us to achieve distribution growth for our unitholders than it is for those MLPs that distribute a large portion of incremental cash distributions to the holders of incentive distribution rights.

  •
  Our flexible capital structure should enhance our ability to competitively pursue acquisition and expansion opportunities.  We have a $100 million revolving credit facility to fund acquisitions, expansions and working capital for our pipeline operating segment. On a pro forma basis after giving effect to this offering and assuming no exercise of the underwriters' over-allotment option, we will have approximately $55 million of unused borrowing capacity under this credit facility, subject to certain financial tests and ratios. We have the right to increase capacity under this facility by an additional $25 million if we are able to obtain additional commitments from one or more lenders. Upon completion of this offering, we expect that approximately $45 million will be outstanding under this facility, assuming the underwriters' over-allotment option is not exercised. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Business Strategy

        Our management team is committed to increasing the amount of cash available for distribution by improving the cash flows from our existing assets, pursuing complementary acquisition and expansion opportunities and maintaining an appropriate mix of index-related and fixed-fee margin business to stabilize our cash flow. Key elements of our strategy include the following:

  •
  Improve the cash flows from our existing assets.  Our pipelines have excess capacity, which provides us with opportunities to increase throughput volume with minimal incremental costs. We intend to increase cash flows from our existing assets by aggressively marketing our services to producers to connect new supplies of natural gas, increase volumes and more fully utilize our capacity.

  •
  Pursue complementary acquisitions.  We intend to use our acquisition and integration experience to continue to make complementary acquisitions of midstream assets in our operating areas that provide opportunities to expand either the acquired assets or our existing assets to increase utilization. We pursue acquisitions that we believe will allow us to capitalize on our existing infrastructure, personnel, and producer and customer relationships to provide an integrated package of services. In the future, we may pursue selected acquisitions in new geographic areas to the extent they present growth opportunities similar to those we are pursuing in our existing areas of operations.

  •
  Exploit our ability to switch between processing and conditioning modes.  Exploiting our ability to condition gas, rather than fully process it, provides us with significant benefits during periods when fully processing natural gas is not economic. We intend to continually monitor natural gas and NGL prices to quickly switch between processing and conditioning modes at our Houston Central Processing Plant when it is economically appropriate to do so.

  •
  Enter into contracts that provide us with positive operating margins under a variety of market conditions.  Because of the significant volatility of natural gas and NGL prices, we attempt to structure our contracts in a manner that allows us to achieve positive gross margins from our contracts in a variety of market conditions. In our processing contracts, we focus on arrangements pursuant to which we are paid a fee to condition natural gas when processing is economically unattractive. In our contracts with producers, we focus on arrangements pursuant to which the fee received for the services we deliver is sufficient to provide us with positive operating margins irrespective of NGL prices. Collectively, this strategy should provide us with a more predictable revenue stream.

  •
  Execute cost-effective expansion and asset enhancement opportunities.  We intend to expand our assets where appropriate to meet increased demand for our midstream services. For example, we constructed the 17-mile, 16-inch diameter Hebbronville Pipeline in 2001 to connect our Mesteña Grande System to KMTP's Laredo-to-Katy pipeline. In addition, during 2002 we constructed a 6-mile, 12-inch diameter extension of our Agua Dulce System to connect with the Webb/Duval Gathering System. Both of these pipeline projects allowed us to deliver natural gas to our Houston Central Processing Plant. These projects, in addition to the enhancement of our Houston Central Processing Plant discussed above, have also increased the throughput capacity of our existing assets.

Industry Overview

        The midstream natural gas industry is the link between the exploration and production of natural gas and the delivery of its components to end-use markets and consists of natural gas gathering, compression, dehydration, treating, conditioning, processing, fractionation and transportation. The midstream industry is generally characterized by regional competition based on the proximity of gathering systems and processing plants to natural gas producing wells.

        The following diagram illustrates the natural gas gathering, dehydration, compression, treating, conditioning, processing, fractionation and transportation processes.

  •
  Demand for natural gas.  Natural gas continues to be a critical component of energy consumption in the United States. According to the Energy Information Administration, or the EIA, total domestic consumption of natural gas is expected to increase by over 2.4% per annum, on average, to 26.1 trillion cubic feet, or Tcf, by 2010, from an estimated 21.9 Tcf consumed in 2003, representing approximately 22.1% of all total end-user energy requirements by 2010. During the last five years, the United States has on average consumed approximately 22.6 Tcf per year, with average domestic production of approximately 24.1 Tcf per year during the same period.

    The industrial and electricity generation sectors are the largest users of natural gas in the United States. During the last three years, these sectors accounted for approximately 56% of the total natural gas consumption in the United States. According to the EIA, consumption in the industrial and electricity generation sectors is expected to increase by over 3.1% per annum, on average, to 15.4 Tcf in 2010 from an estimated 12.5 Tcf in 2003. Texas is also the leading consuming state for deliveries of natural gas for electric power generation, consuming 28.7% of all natural gas delivered.

  •
  Natural gas reserves and production.  As of December 31, 2002, operators in the United States had 186.9 Tcf of dry natural gas reserves and 7,994 MMBbls of NGL reserves. Texas has the largest amount of natural gas reserves of any state, accounting for approximately 23.7% of the United States' dry natural gas reserves and 34% of its NGL reserves. Driven by growth in natural gas demand, domestic natural gas production is projected to increase from 19.1 Tcf per year to 20.5 Tcf per year between 2003 and 2010. According to the EIA, in 2003, Texas was the largest state in terms of domestic natural gas production with 26.0% of total natural gas production.

    Petroleum refining and chemicals manufacturing are significant components of the Texas industrial economy. According to the EIA, between 1998 and 2002, Texas has consumed approximately 4.3 Tcf per year, with average marketed production of approximately 5.2 Tcf per year during the same period. The supply of natural gas in Texas is an inducement for companies to expand or move their manufacturing facilities to Texas. It is also a benefit to electricity companies seeking to build natural gas driven power plants. The Texas Business and Economic Development Center reports that since January 1990, Texas has been the only state in the United States to add over 100,000 manufacturing jobs and that Texas currently ranks as the second largest manufacturing state in the economy.

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  Natural gas gathering and compression.  The natural gas gathering process begins with the drilling of wells into gas bearing rock formations. Once a well has been completed, the well is connected to a gathering system. Gathering systems generally consist of a network of small diameter pipelines that collect natural gas from points near producing wells and transport it to larger pipelines for further transmission. Gathering systems are operated at design pressures that will maximize the total throughput from all connected wells.

    On gathering systems where it is economically desirable, we operate at a relatively lower pressure, which allows us to offer a benefit to natural gas producers. Specifically, lower pressure gathering systems allow wells, which produce at progressively lower field pressures as they age, to remain connected to the gathering system and continue to produce for longer periods of time. As the well pressure declines, it becomes increasingly difficult to deliver the remaining production in the ground against a higher pressure that exists in the connecting gathering system. Natural gas compression is a mechanical process in which a volume of gas at an existing pressure is compressed to a desired higher pressure. Compression allows gas that no longer naturally flows into a higher-pressure downstream pipeline to be brought to market. Field compression is typically used to allow a gathering system to operate at a lower pressure or provide sufficient discharge pressure to deliver gas into a higher downstream pipeline. If field compression is not installed, then the remaining natural gas in the ground will not be produced because it cannot overcome the higher gathering system pressure. In contrast, if field compression is installed, then a well can continue delivering natural gas that otherwise would not be produced.

  •
  Natural gas dehydration.  Produced natural gas is saturated with water, which must be removed because the combination of natural gas and water can form ice that can plug many different parts of the pipeline gathering and transportation system. Water in a natural gas stream can also cause corrosion when combined with carbon dioxide or hydrogen sulfide in natural gas and condensed water in the pipeline can raise pipeline pressure. To avoid these potential issues and to meet downstream pipeline and end-user gas quality standards, natural gas is dehydrated to remove the saturated water.

  •
  Natural gas treating and blending.  Natural gas has a varied composition depending on the field, the formation and the reservoir from which it is produced. Natural gas from certain formations can be high in carbon dioxide or hydrogen sulfide. Natural gas with high carbon dioxide or hydrogen sulfide levels may cause significant damage to pipelines and is generally not acceptable to end-users. To alleviate the potential adverse effects of these contaminants, many pipelines regularly inject corrosion inhibitors into the gas stream. Additionally, to render natural gas with high carbon dioxide or hydrogen sulfide levels marketable, pipelines may blend the gas with gas that contains low carbon dioxide or hydrogen sulfide levels, or arrange for treatment to remove carbon dioxide and hydrogen sulfide to levels that meet pipeline quality standards.

    The amine treating process involves a continuous circulation of a liquid chemical called amine that physically contacts with the natural gas. Amine has a chemical affinity for hydrogen sulfide and carbon dioxide that allows it to absorb the impurities from the gas. After mixing, gas and amine are separated and the impurities are removed from the amine by heating. The treating plants are sized by the amine circulation capacity in terms of gallons per minute. Our facility has a circulation capacity of 700 gallons per minute.

  •
  Natural gas processing.  The principal components of natural gas are methane and ethane, but most natural gas also contains varying amounts of other NGLs. Most natural gas produced by a well is not suitable for long-haul pipeline transportation or commercial use and must be processed to remove the heavier hydrocarbon components. Natural gas is processed not only to remove unwanted NGLs that would interfere with pipeline transportation or use of the natural gas, but also to separate from the gas those hydrocarbon liquids that have higher value as NGLs. The removal and separation of individual hydrocarbons by processing is possible because of differences in weight, boiling point, vapor pressure and other physical characteristics. Natural gas processing involves the separation of natural gas into pipeline quality natural gas and a mixed NGL stream.

  •
  Natural gas conditioning.  Conditioning of natural gas is the process by which NGLs are removed from the natural gas stream by lowering the hydrocarbon dew point sufficiently to meet downstream gas pipeline quality specifications. Although similar to natural gas processing, conditioning of natural gas removes only an absolute minimum amount of NGLs (typically the components of pentane and heavier products) from the gas stream. To lower the hydrocarbon dew point of a natural gas stream, the temperature of the gas is reduced. Cryogenic processing consumes more fuel because it involves significantly lower temperatures than are required for conditioning of natural gas. We utilize propane refrigeration to more accurately and efficiently control the temperature used to condition the natural gas stream. Conditioning of natural gas, rather than processing, is preferred during periods of unfavorable processing margins.

  •
  NGL fractionation.  Fractionation is the process by which NGLs are further separated into individual, more valuable components. NGL fractionation facilities separate mixed NGL streams into discrete NGL products: ethane, propane, isobutane, normal butane, natural gasoline and stabilized condensate. Ethane is primarily used in the petrochemical industry as feedstock for ethylene, one of the basic building blocks for a wide range of plastics and other chemical products. Propane is used both as a petrochemical feedstock in the production of ethylene and propylene and as a heating fuel, an engine fuel and an industrial fuel. Isobutane is used principally to enhance the octane content of motor gasoline. Normal butane is used as a petrochemical feedstock in the production of ethylene and butadiene (a key ingredient in synthetic rubber), as a blend stock for motor gasoline and to derive isobutane through isomerization. Natural gasoline, a mixture of pentanes and heavier hydrocarbons, is used primarily as motor gasoline blend stock or petrochemical feedstock. Stabilized condensate is primarily used as a refinery feedstock for the production of motor gasoline and other products.

    NGLs are fractionated by heating mixed NGL streams and passing them through a series of distillation towers. Fractionation takes advantage of the differing boiling points of the various NGL products. As the temperature of the NGL stream is increased, the lightest (lowest boiling point) NGL product boils off the top of the tower where it is condensed and routed to storage. The mixture from the bottom of the first tower is then moved into the next tower where the process is repeated, and a different NGL product is separated and stored. This process is repeated until the NGLs have been separated into their components. Because the fractionation process uses large quantities of heat, fuel costs are a major component of the total cost of fractionation.

  •
  Natural gas transportation.  Natural gas transportation pipelines receive natural gas from other mainline transportation pipelines and gathering systems and deliver the natural gas to industrial end-users and utilities and to other pipelines.

  •
  NGL transportation.  NGLs are transported to market by means of pipelines, pressurized barges, rail car and tank trucks. The method of transportation utilized depends on, among other things, the existing resources of the transporter, the locations of the production points and the delivery points, cost-efficiency and the quantity of NGLs being transported. Pipelines are generally the most cost-efficient mode of transportation when large, consistent volumes of NGLs are to be delivered.

Natural Gas Supply

        Our assets are located in four pipeline operating regions in Texas that have experienced significant levels of drilling activity, providing us with opportunities to access newly developed natural gas supplies. Data prepared by DI Consulting, using historical production reports filed with the TRRC, indicate that the number of permitted and completed wells within a 10-mile radius of our pipelines for the period from 1990 through 2003 was as follows:

Year	Drilling Permits	Well Completions
1999	689	524
2000	887	568
2001	845	620
2002	573	436
2003	656	481

        DI Consulting is a division of DrillingInfo.com, a web-based provider of oil and natural gas drilling data and data analysis to energy companies operating in the State of Texas.

        We generally do not obtain independent evaluations of reserves dedicated to our pipeline systems due to the cost of such evaluations and the lack of publicly available producer reserve information. Accordingly, we do not have estimates of total reserves dedicated to our systems or the anticipated life of such producing reserves. We have engaged DI Consulting to document production trends within a 10-mile radius of all of our pipelines based upon regulatory filings with the TRRC. We believe that a 10-mile radius provides a valuable perspective of the number of wells adjacent to our pipelines as well as potential drilling activity near our pipeline. While it may not be cost-effective for us to connect a single well located within 10 miles of our gathering systems, high drilling activity within this radius may signal a new natural gas field, which could yield multiple well attachment opportunities. Additionally, a 10-mile radius also provides a larger sampling of data for statistical analysis of drilling activity in our operating regions. Production from active wells during the period of 1990 through 2003 is reflected in the chart below:

        During the three months ended March 31, 2004, our top producers by volume of natural gas were Mesteña Operating, Dominion OK TX Exploration and Production, Kerr-McGee, Gryphon Exploration and Noble Energy, which collectively accounted for approximately 37% of the natural gas delivered to our natural gas gathering and intrastate pipeline systems during that period.

        We continually seek new supplies of natural gas, both to offset natural declines in production from connected wells and to increase throughput volume. We obtain new natural gas supplies in our operating areas by contracting for production from new wells, connecting new wells drilled on dedicated acreage or by obtaining natural gas that was previously transported on other gathering systems.

        For the three months ended March 31, 2004, approximately 86% of the natural gas volumes processed or conditioned at our Houston Central Processing Plant was delivered to the plant through the KMTP Laredo-to-Katy pipeline while the remaining 14% was delivered directly into the plant from our gathering systems. Of the natural gas delivered into the plant from the KMTP Laredo-to-Katy pipeline, approximately 23% was delivered from gathering systems controlled by us and 77% was delivered into KMTP's pipeline from other sources. We refer to the natural gas delivered into KMTP's pipeline from sources other than our gathering systems as "KMTP Gas." Of the total volume of NGLs extracted at the plant during this period, 46% was attributable to

KMTP Gas, while 54% was attributable to gathering systems controlled by us, including our gathering systems connected directly to the plant.

Our Midstream Assets

        Virtually all of our margins are derived from gathering and transporting natural gas on our pipeline assets, purchasing natural gas for resale, marketing natural gas and conditioning or processing natural gas. Our natural gas gathering and transmission and related operations are conducted by our Copano Pipelines segment, and our natural gas processing, treating and conditioning, and related NGL transportation operations are conducted by our Copano Processing segment.

TEXAS
Austin
San Antonio
Houston
Corpus Christi
GULF OF MEXICO
GRIMES COUNTY SYSTEM
SAM HOUSTON SYSTEM
LAKE CREEK PIPELINE
SHERIDAN NGL PIPELINE
SHERIDAN SYSTEM
PROVIDENT CITY SYSTEM
CLAYTON PIPELINE
LIVE OAK SYSTEM
WEBB/DUVAL GATHERING SYSTEM
COPANO BAY SYSTEM
ENCINAL CHANNEL PIPELINE
NUECES COUNTY SYSTEM
AGUA DULCE SYSTEM
HEBBRONVILLE PIPELINE
MESTEÑA GRANDE SYSTEM
HOUSTON CENTRAL PROCESSING PLANT
COMPRESSOR STATIONS

Copano Pipelines

        We own approximately 1,300 miles of pipelines used for natural gas gathering and transmission, including approximately 144 miles of pipeline owned by a partnership in which we own a 62.5% interest. For the year ended December 31, 2003, we averaged net throughput volumes of 334,142 Mcf/d of natural gas. Our facilities are operated in four separate operating regions as described below. We recently designed and installed a Supervisory Control and Data Acquisition (SCADA) system, which includes proprietary software that provides us with state-of-the-art systems to monitor, control and respond quickly to pipeline operating conditions. Certain information regarding our natural gas gathering and transmission pipelines is summarized in the table below:

						Three Months Ended March 31, 2004
				Year Ended December 31, 2003
						Net Average Throughput Volumes (Mcf/d)
Asset	Pipeline Type	Length (miles)	Existing Throughput Capacity (Mcf/d)(1)	Net Average Throughput Volumes (Mcf/d)	Utilization of Capacity		Utilization of Capacity
South Texas Region
Live Oak Area	Gathering	112	102,000	23,653	23%	23,696	23%
Agua Dulce Area(2)	Gathering and Transmission	381	78,000	22,897	29%	30,791	40%
Hebbronville Area	Gathering	79	90,000	40,345	45%	32,547	36%
Webb/Duval Area(3)(4)	Gathering	144	219,000	95,341	44%	100,296	46%
Coastal Waters Region
Copano Bay Area	Gathering	142	37,000	20,541	56%	18,220	49%
Central Gulf Coast Region
Central Gulf Coast Area	Gathering	210	155,000	80,352	52%	71,747	46%
Upper Gulf Coast Region
Sam Houston Area	Gathering and Transmission	230	139,000	51,013	37%	49,669	36%

Total		1,298		334,142		326,966

(1)
Many capacity values are based on current operating configurations and, as described below, could be increased through additional compression, increased delivery meter capacity and/or other facility upgrades including, for example, larger dehydration capacity.

(2)
Throughput volumes presented in the table are net of intercompany transactions. Gross volumes and utilization of capacity in this area totaled 23,353 Mcf/d and 30%, respectively, for the year ended December 31, 2003 and 31,221 Mcf/d and 40%, respectively, for the three months ended March 31, 2004.

(3)
Our Webb/Duval Area consists of the Webb/Duval Gathering System and two smaller gathering systems, which are owned by Webb/Duval Gatherers, an unconsolidated partnership in which we hold a 62.5% interest. Throughput volumes for Webb/Duval are presented on a gross basis, without netting volumes attributable to each of the partners.

(4)
Throughput volumes presented in the table are net of affiliate transactions. Gross volumes and utilization of capacity in this area totaled 102,725 Mcf/d and 47%, respectively, for the year ended December 31, 2003 and 117,070 Mcf/d and 53%, respectively, for the three months ended March 31, 2004.

   South Texas Region

        The South Texas Region consists of six wholly owned gathering and intrastate transmission systems totaling approximately 572 miles of pipelines operating in Atascosa, Duval, Jim Hogg, Jim Wells, Live Oak, Nueces and San Patricio Counties, Texas. This region is composed of several operating pipeline systems including the Live Oak System, the Clayton Pipeline, the Agua Dulce System, the Nueces County System, the Mesteña Grande System and the Hebbronville Pipeline. This region is managed from our field office in Alice, Texas. In addition, our employees in this region are responsible for the operations of Webb/Duval Gatherers, as more fully described below.

  Live Oak Area

        Our Live Oak Area is comprised of two gathering systems, the Live Oak System and the Clayton Pipeline.

        Live Oak System.    The Live Oak System is an approximately 54-mile pipeline system that gathers natural gas from fields located in Live Oak County, Texas. The Live Oak System is composed of a 12-inch diameter mainline and two 8-inch diameter main gathering lateral lines, the Bennett lateral and the Pattison lateral, which extend into southern and eastern Live Oak County. The system also includes several smaller lines that range in size from two inches to eight inches in diameter. We currently gather natural gas from approximately 22 active receipt points representing 12 producers and three shippers connected to our Live Oak System. All of the natural gas from the Live Oak System is compressed, dehydrated and delivered to the KMTP Laredo-to-Katy pipeline for treating, conditioning and/or processing at our Houston Central Processing Plant.

        In February 2002, we expanded our compression and dehydration facilities providing a throughput capacity of 50,000 Mcf/d. We currently operate 2,450 horsepower of compression and 40,000 Mcf/d of dehydration capacity. Average throughput volume on this system was 21,753 Mcf/d for the three months ended March 31, 2004 and was 18,917 Mcf/d for the year ended December 31, 2003, up from 6,909 Mcf/d for the year ended December 31, 2002. With minor modifications, including additional compression, we believe that capacity on this pipeline could be increased to 107,000 Mcf/d.

        Clayton Pipeline.    The Clayton Pipeline is an approximately 58-mile pipeline extending through Atascosa, Live Oak and Duval Counties, Texas. The northern 34 miles consists of 10-inch diameter pipeline and the southern 22 miles consists of 16-inch diameter pipeline. There are approximately two miles of 3-inch to 6-inch diameter feeder pipelines. We currently transport natural gas on the Clayton Pipeline from six active receipt points including the Pueblo Midstream Fashing plant in Atascosa County, representing four producers as well as the Fashing plant tailgate interconnect. All natural gas is delivered to Houston Pipe Line Company (an affiliate of American Electric Power Company), or HPL. There is an existing inactive interconnect with Natural Gas Pipeline Company of America, or NGPL, on the southern end of the Clayton Pipeline. The Clayton Pipeline has no compression or dehydration facilities.

        Average throughput volume on the Clayton Pipeline was 1,943 Mcf/d for the three months ended March 31, 2004 and was 4,736 Mcf/d for the year ended December 31, 2003, up from 1,475 Mcf/d for the year ended December 31, 2002. The Clayton Pipeline has a capacity of 52,000 Mcf/d, which could be increased through facility modifications if needed.

   Agua Dulce Area

        Our Agua Dulce Area consists of two primary pipeline assets, the Agua Dulce System and the Nueces County System.

        Agua Dulce System.    The Agua Dulce System is an approximately 240-mile gathering system located in Duval, Jim Wells and Nueces Counties, Texas. The Agua Dulce System is composed of (i) the East Duval lateral, a 17-mile, 10-inch diameter mainline that originates near Agua Dulce, Texas in Jim Wells County, and terminates at an interconnect with the Webb/Duval Gathering System and (ii) several distinct gathering systems that deliver natural gas to the East Duval lateral. There are approximately 240 miles of 2-inch to 12-inch diameter gathering pipelines that supply the East Duval lateral. We currently gather natural gas from 36 active receipt points, representing 25 producers and one shipper. Since purchasing the system, we have added approximately 9 miles of pipeline, including the 6-mile, 12-inch diameter line that connected the system to the Webb/Duval Gathering System in 2002. We currently have 3,740 horsepower of compression and 44,000 Mcf/d of dehydration capacity installed on this system. Natural gas is gathered and transported through the Agua Dulce System into the Webb/Duval Gathering System, which can deliver this natural gas into the KMTP Laredo-to-Katy pipeline. The Agua Dulce System has inactive interconnects with GulfTerra Energy Partners, Humble Gas Pipeline Company (an affiliate of ExxonMobil), and Duke Energy Field Services.

        Average net throughput volume on this system was 16,949 Mcf/d for the three months ended March 31, 2004. Average net throughput volume on this system was 7,429 Mcf/d for the year ended December 31, 2003, down from 8,367 Mcf/d for the year ended December 31, 2002. The Agua Dulce System has an estimated capacity of 37,000 Mcf/d. With minor modifications, including additional compression, we believe that capacity on this system could be increased to 90,000 Mcf/d.

        Nueces County System.    The Nueces County System is an approximately 141-mile pipeline system that gathers natural gas in Nueces and San Patricio Counties, Texas. The Nueces County System is composed of gathering and transmission lines ranging in size from two inches to 12 inches in diameter. The Nueces County System currently gathers natural gas from 15 active receipt points representing 9 producers. Natural gas from this system is gathered and delivered to HPL and to our Agua Dulce System. We currently have 100 horsepower of compression and 33,000 Mcf/d of dehydration capacity installed on this system.

        Average throughput volume on this system was 13,842 Mcf/d for the three months ended March 31, 2004. For the year ended December 31, 2003, the average throughput volume on this system was 15,468 Mcf/d, up from 3,205 Mcf/d for the year ended December 31, 2002. The Nueces County System has an estimated capacity of 41,000 Mcf/d under current operating pressures.

  Hebbronville Area

        There are two major pipelines that encompass the Hebbronville area, the Mesteña Grande System and the Hebbronville Pipeline.

        Mesteña Grande System.    The Mesteña Grande System is an approximately 56-mile pipeline system located in the southern portion of Jim Hogg County and the northern half of Duval County, Texas. The Mesteña Grande System currently gathers natural gas from 19 active receipt points, representing five producers and one shipper. This system consists of pipelines ranging in size from 4 inches to 8 inches in diameter. All natural gas gathered from the Mesteña Grande System is transported for delivery to KMTP via our Hebbronville Pipeline. We have 4,020 horsepower of compression installed on this system and 116,000 MMcf/d of dehydration capacity.

        Hebbronville Pipeline.    The Hebbronville Pipeline was constructed by us in 2001 and is an approximately 23-mile pipeline comprised of 12-inch diameter pipeline and 16-inch diameter pipeline, which transports all of the natural gas from the Mesteña Grande System for delivery to the KMTP Laredo-to-Katy pipeline. The Hebbronville Pipeline has two active receipt points representing one shipper. There is no installed compression or dehydration on this pipeline.

        Average throughput volume on these pipelines was 32,547 Mcf/d on a combined basis for the three months ended March 31, 2004. Average throughput volume on these pipelines was 40,345 Mcf/d for the year ended December 31, 2003, down from 56,040 Mcf/d for the year ended December 31, 2002. The Mesteña Grande System and the Hebbronville Pipeline have an estimated capacity of 250,000 Mcf/d on a combined basis.

  Webb/Duval Area

        Our Webb/Duval Area is comprised of the Webb/Duval Gathering System, the Olmitos Gathering System and the Cinco Compadres Gathering System, each of which is owned by Webb/Duval Gatherers, a general partnership which we operate and in which we hold a 62.5% interest. Our original investment in the Webb/Duval Area was made in November 2001 when we acquired our initial 15% partnership interest in Webb/Duval Gatherers, which owns the Webb/Duval Gathering System. In February 2002, we acquired an additional 47.5% partnership interest in Webb/Duval Gatherers, and Webb/Duval Gatherers purchased the Olmitos and Cinco Compadres Gathering Systems. As the holder of a 62.5% interest in the partnership that owns these pipeline systems, we operate these systems subject to certain rights of the other partners, including the right to approve capital expenditures in excess of $0.1 million, financing arrangements by the partnership or any expansion projects associated with these systems. In addition, each partner has the right to use its pro rata share of pipeline capacity on these systems subject to applicable ratable take and common purchaser statutes.

        Webb/Duval Systems.    The Webb/Duval Gathering System is a 121-mile pipeline located in Webb and Duval Counties, Texas, and is comprised of 3-inch and 16-inch diameter pipelines. Following our construction of a 6-mile, 12-inch diameter pipeline in 2002, the Webb/Duval Gathering System connects our Agua Dulce System to the KMTP Laredo-to-Katy pipeline. We currently have 29 active receipt points connected to the Webb/Duval Gathering System, representing 13 shippers. We currently have 7,166 horsepower of installed compression and no dehydration on this system. The Olmitos Gathering System and the Cinco Compadres Gathering System are smaller non-contiguous gathering systems that are part of Webb/Duval Gatherers' assets. The Olmitos Gathering System is a 14-mile pipeline located in Webb County, Texas, and is comprised of 4-inch to 8-inch diameter pipelines. The Cinco Compadres Gathering System is a 9-mile pipeline located in Webb County, Texas, and is comprised of 3-inch to 6-inch diameter pipelines.

        Average total throughput volume on these combined systems including volumes delivered by our Agua Dulce System was 117,070 Mcf/d for the three months ended March 31, 2004. Average total throughput volume on these combined systems was 102,726 Mcf/d for the year ended December 31, 2003, up from 82,480 Mcf/d for the year ended December 31, 2002. Excluding the volume received from our Agua Dulce System described previously, the average throughput volume on these systems was 100,296 Mcf/d for the three months ended March 31, 2004. Average throughput volumes on these systems were 95,341 Mcf/d and 78,737 Mcf/d for 2003 and 2002, respectively. Differences in volumes between the Webb/Duval Gathering Area and the Agua Dulce systems are attributable to gas consumed as fuel during dehydration and compression, ordinary pipeline system gains and losses and the fact that the Agua Dulce System used alternate interconnects before its connection during 2002 to the Webb/Duval Gathering System. The Webb/Duval Gathering System has an estimated current capacity of 219,000 Mcf/d. With minor modifications, including additional compression, we believe that capacity on this pipeline could be increased to approximately 280,000 Mcf/d. We generate gross margins from transportation of gas across these majority-owned pipelines.

  Coastal Waters Region

        The Coastal Waters Region is comprised of two pipeline systems, the Copano Bay System and the Encinal Channel Pipeline, consisting of approximately 142 miles of pipelines operating both onshore and offshore in Aransas, Nueces, Refugio and San Patricio Counties, Texas. This region is managed from our field office in Lamar, Texas.

        Copano Bay System.    The Copano Bay System currently comprises approximately 119 miles of natural gas pipelines, which range in size from three inches to 12 inches in diameter. Currently, the Copano Bay System gathers natural gas from the offshore Matagorda Island Block 721 area, Aransas and Copano Bays, and adjacent onshore lands through Aransas Bay and onshore at Rockport, Texas. Natural gas and condensate are separated at our Lamar separation and dehydration facility, and the natural gas is delivered to GulfTerra Energy Partners/Channel at Lamar, Texas. The condensate is stored and redelivered to producers and shippers who then truck the product to market. The Copano Bay System gathers or transports substantially all of the natural gas in the Copano Bay and Aransas Bay area. In 2003, we installed 15,000 Mcf/d of additional dehydration capacity (for a total of approximately 25,000 Mcf/d of dehydration capacity) on the northern end of the Copano Bay System. The throughput capacity of this system is 37,000 Mcf/d. The Copano Bay System has nine active receipt points, representing nine producers and one shipper.

        Average throughput volume on this system was 18,220 Mcf/d for the three months ended March 31, 2004. For the year ended December 31, 2003, the average throughput volume on the Copano Bay System was 20,541 Mcf/d, up from 3,592 Mcf/d for the year ended December 31, 2002. With modifications, including additional compression, we believe that capacity on this pipeline could be increased to approximately 93,000 Mcf/d.

        Encinal Channel Pipeline.    The Encinal Channel Pipeline is an approximately 23-mile pipeline that is currently inactive. The Encinal Channel Pipeline measures three inches to 12 inches in diameter and is located in Nueces and San Patricio Counties, Texas. The Encinal Channel Pipeline currently has an estimated throughput capacity of 145,000 Mcf/d. There is no installed compression or dehydration on this pipeline. We believe inland bay lease sales will ultimately provide purchase and transportation opportunities for this pipeline.

   Central Gulf Coast Region

        The Central Gulf Coast Region is composed of two intrastate natural gas gathering systems totaling approximately 210 miles and operating in Colorado, Dewitt, Lavaca and Wharton Counties, Texas. This region is operated from our Houston Central Processing Plant located approximately 100 miles southwest of Houston. Interconnects at the tailgate of the Copano Houston Central Processing Plant include KMTP, Tennessee Gas Pipeline, Texas Eastern Transmission and Houston Pipe Line Company (an affiliate of American Electric Power Company).

        Sheridan System.    The Sheridan System consists of approximately 60 miles of natural gas gathering lines ranging in size from four inches to 10 inches in diameter, and gathers natural gas from 20 active receipt points and one third-party pipeline interconnect located in Colorado and Lavaca Counties, Texas, representing 11 producers and two shippers. There is no installed compression or dehydration on this system. Average throughput volume on this system was 14,818 Mcf/d for the three months ended March 31, 2004. For the year ended December 31, 2003, the average throughput volume on this system was approximately 15,284 Mcf/d, down from 20,721 Mcf/d for the year ended December 31, 2002. The Sheridan System has an estimated capacity of 45,000 Mcf/d. With minor modifications, including additional compression, we believe that capacity on this system could be increased to 55,000 Mcf/d. Natural gas from the Sheridan System is gathered and transported to our Houston Central Processing Plant for treatment of carbon dioxide, processing and ultimate delivery into the interconnects at the tailgate of the processing plant. The Sheridan System also has a pipeline interconnect with the El Paso Chesterville System.

        Provident City System.    This system consists of approximately 150 miles of natural gas gathering lines ranging in size from three inches to 14 inches in diameter, and gathers natural gas from 63 receipt points and one third-party pipeline interconnect located in Colorado, DeWitt, Lavaca and Wharton Counties, Texas, representing 36 producers and two shippers. There is no compression or dehydration installed on this system. The Provident City System has a pipeline interconnect with Duke's San Jacinto Pipeline System. Average throughput volume on this system was 56,929 Mcf/d for the three months ended March 31, 2004. For the year ended December 31, 2003, the average throughput volume on this system was 65,068 Mcf/d, down from 92,735 Mcf/d for the year ended December 31, 2002. The Provident City System has an estimated capacity of 110,000 Mcf/d. With modifications, including additional compression, we believe that capacity on this system could be increased to approximately 150,000 Mcf/d.

  Upper Gulf Coast Region

        Our Upper Gulf Coast Region is composed of three pipeline systems consisting of approximately 230 miles of pipeline used for gathering, transportation and sales of natural gas in Houston, Walker, Grimes, Montgomery and Harris Counties, Texas. This region is managed from our field office in Conroe, Texas.

        Sam Houston System.    The Sam Houston System includes approximately 125 miles of natural gas pipeline that gathers natural gas and receives natural gas from other pipelines for ultimate delivery to markets on the system. This gathering and transportation pipeline ranges in size from four inches to 12 inches in diameter. We currently gather natural gas from 22 active receipt points and five third-party pipeline interconnects, representing eight producers and five shippers.

        The Sam Houston System has interconnects with Houston Pipe Line Company, Lone Star Pipeline Company, KMTP, Vantex Gas Pipeline Company and Texas Eastern Transmission. The Sam Houston System delivers natural gas to multiple CenterPoint Energy city gates in The Woodlands, Conroe and Huntsville, Texas, to Universal Natural Gas, a gas company providing services to residential markets in southern Montgomery County, Texas and to Entergy's Lewis Creek Generating Plant and several industrial consumers. There is no compression or dehydration installed on this pipeline system. Average net throughput volume on this system was 35,020 Mcf/d for the three months ended March 31, 2004. Average net throughput volume on this system was 38,449 Mcf/d for the year ended December 31, 2003, down from 43,408 Mcf/d for the year ended December 31, 2002. The Sam Houston System has an estimated capacity of approximately 120,000 Mcf/d.

        Grimes County System.    The Grimes County System is an approximately 77-mile natural gas gathering system located in Grimes County, Texas, which consists of natural gas pipelines ranging in size from two inches to 12 inches in diameter. We currently gather natural gas from six active receipt points representing five producers, and deliver all of the natural gas to our Sam Houston System. There is 285 horsepower of compression and no active dehydration on this pipeline system.

        Average throughput volume on this system was 3,201 Mcf/d for the three months ended March 31, 2004. For the year ended December 31, 2003, the average throughput volume on this system was 1,155 Mcf/d, down slightly from 1,359 Mcf/d for the year ended December 31, 2002. The Grimes County System has an estimated capacity of 23,000 Mcf/d.

        Lake Creek Pipeline.    The Lake Creek Pipeline is an approximately 28-mile natural gas pipeline system located in Harris and Montgomery Counties, Texas. The Lake Creek Pipeline is comprised of 6-inch and 8-inch diameter natural gas pipelines. This pipeline has two receipt points and a bi-directional receipt and delivery point with HPL near the Bammel Storage field in Harris County.

        The majority of the natural gas transported on this pipeline is delivered to CenterPoint Energy at delivery points serving the western portion of The Woodlands, Texas and the surrounding area. Natural gas is also delivered to Universal Gas. Average throughput volume on this system was 11,448 Mcf/d for the three months ended March 31, 2004. Average throughput volume on this pipeline was 11,409 Mcf/d for the year ended December 31, 2003, up from 9,803 Mcf/d for the year ended December 31, 2002. The Lake Creek Pipeline has an estimated capacity of 20,000 Mcf/d.

Copano Processing

        The Copano Processing segment includes our Houston Central Processing Plant located near Sheridan, Texas in Colorado County and the Sheridan NGL Pipeline that runs from the tailgate of the processing plant to the Houston area.

        Houston Central Processing Plant.    Our Houston Central Processing Plant is the second largest and most fuel efficient processing plant in the areas in which we operate in terms of throughput capacity. Our Houston Central Processing Plant removes NGLs from the natural gas supplied by the KMTP Laredo-to-Katy pipeline, which it straddles, and the pipelines in our Central Gulf Coast Region gathering systems and fractionates the NGLs into separate marketable products for sale to third parties. The Houston Central Processing Plant was originally constructed in 1965 by Shell and was comprised of a single refrigerated lean oil train and a fractionation facility. The plant was modified by Shell in 1985 with the addition of a second refrigerated lean oil train and in 1986 with the addition of a cryogenic turbo-expander train. This 700 MMcf/d gas processing plant includes 6,689 horsepower inlet compression, a 700 gallon per minute amine treating system for removal of carbon dioxide and low-level hydrogen sulfide, two 250 MMcf/d refrigerated lean oil trains, one 200 MMcf/d cryogenic turbo-expander train, a 25,000 Bbl/d NGL fractionation facility, and 882,000 gallons of storage capacity for propane, butane and natural gasoline mix and stabilized condensate. The plant also has multiple tailgate interconnects for redelivery of natural gas with KMTP, Houston Pipe Line, Tennessee Gas Pipeline Company and a recently completed interconnect with Texas Eastern Transmission. In addition, at the tailgate of the plant, we operate our Sheridan NGL Pipeline for transporting butane and natural gasoline mix, Dow operates a 6-inch diameter pipeline for transportation of ethane and propane to Dow's Freeport facility and TEPPCO operates an 8-inch diameter crude oil and stabilized condensate pipeline that runs to refineries in the greater Houston area. Our Houston Central Processing Plant and related facilities are located on a 163-acre tract of land, which we lease under three long-term lease agreements.

        In 2003, we modified the processing plant to provide natural gas conditioning capability by installing two new 700 horsepower, electric-driven compressors to provide propane refrigeration through the lean oil portion of the plant, which enables us to shut down one of our steam-driven turbines when we are conditioning natural gas. These modifications provide us with the capability to process gas only to the extent required to meet pipeline hydrocarbon dew point specifications. Our ability to condition gas, rather than fully process it, provides us with significant benefits during periods when processing is not economic (when the price of natural gas is high compared to the price of NGLs), including:

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  providing us with the ability to minimize the level of NGLs removed from the natural gas stream during periods when the price of natural gas is higher than NGLs; and

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  allowing us to operate our Houston Central Processing Plant more efficiently at a much reduced fuel consumption rate while still meeting downstream pipeline hydrocarbon dew point specifications.

As a result, during these periods the combination of reduced NGL removal and reduced fuel consumption at our plant allows us to preserve a greater portion of the value of the natural gas.

        Our Houston Central Processing Plant has an inlet capacity of approximately 700,000 Mcf/d and had an average throughput of 519,551 Mcf/d for the three months ended March 31, 2004. This compares with an average daily throughput of 479,127 Mcf/d for the 12 months ended December 31, 2003 and 571,217 Mcf/d for the 12 months ended December 31, 2002. The average daily volume of ethane and propane delivered from the plant to the Dow NGL pipeline was 7,941 Bbls/d and 4,981 Bbls/d for 2002 and 2003, respectively. The average daily volume of butane and natural gasoline mix delivered from the plant to the Sheridan NGL pipeline was 6,071 Bbls/d and 2,758 Bbls/d for 2002 and 2003, respectively. The average daily volume of stabilized condensate delivered from the plant to the TEPPCO crude oil pipeline was 670 Bbls/d and 241 Bbls/d for 2002 and 2003, respectively. We believe the expected remaining life of the Houston Central Processing Plant is approximately 30 years.

        Sheridan NGL Pipeline.    Our 104-mile, 6-inch diameter Sheridan NGL pipeline originates at the tailgate of our Houston Central Processing Plant and currently delivers butane and natural gasoline mix into the Enterprise Products Partners' Seminole Pipeline for ultimate redelivery for further transportation and fractionation. We also have the ability to deliver the ethane and propane through the Sheridan NGL line for redelivery to Enterprise's Seminole Pipeline if the Dow pipeline were unavailable. The line has a current capacity of 20,840 Bbls/d of NGLs. Average throughput volume on this system was 2,758 Bbls/d for the year ended December 31, 2003 as compared with 6,071 Bbls/d for the year ended December 31, 2002.

Kinder Morgan Texas Pipeline

        KMTP is an intrastate natural gas pipeline system that is principally located in the Texas Gulf Coast area. KMTP transports natural gas from producing fields in South Texas, the Texas Gulf Coast and the Gulf of Mexico to markets in southeastern Texas. KMTP acts as a seller of natural gas as well as a transporter. We utilize KMTP as a transporter because our Houston Central Processing Plant straddles its 30-inch diameter Laredo-to-Katy pipeline. By using KMTP as a transporter, we can transport natural gas from many of our pipeline systems to our processing plant and downstream markets. Under our contractual arrangement related to KMTP Gas, we receive natural gas at our plant, process or condition the natural gas and sell the NGLs to third parties at market prices. Because the extraction of NGLs from the natural gas stream during processing or conditioning reduces the Btus of the natural gas, our arrangement with KMTP requires us to purchase natural gas at market prices to replace the loss in Btus. Pursuant to an amendment to this contract with KMTP, effective January 1, 2004, we pay a fee to KMTP based on the NGL content of the KMTP Gas only during periods of favorable processing margins. In addition, the amendment provides that during periods of unfavorable processing margins, KMTP pays us a fixed fee plus an additional payment based on the index price of natural gas. Our contract arrangement relating to KMTP Gas expires on August 31, 2006, with automatic annual renewals thereafter unless canceled by either party upon 180 days' prior notice. Please read "Risk Factors — If KMTP's Laredo-to-Katy pipeline becomes unavailable to transport natural gas to or from our Houston Central Processing Plant for any reason, then our cash flow and revenue could be adversely affected" beginning on page 19 of this prospectus.

Competition

        The natural gas gathering, transmission, treating, processing and marketing industries are highly competitive. We face strong competition in acquiring new natural gas supplies. Our competitors include major interstate and intrastate pipelines, and other natural gas gatherers that gather, process and market natural gas. Competition for natural gas supplies is primarily based on the reputation, efficiency, flexibility and reliability of the gatherer, the pricing arrangements offered by the gatherer and the location of the gatherer's pipeline facilities; a competitive advantage for us because of our proximity to established and new production. The primary difference between us and our competitors is that we provide an integrated and responsive package of midstream services, while most of our competitors typically offer only a few select services. Many of our competitors have capital resources and control supplies of natural gas greater than ours. Our major competitors for natural gas supplies and markets in our four operating regions include GulfTerra Energy Partners, Lobo Pipeline Company (an affiliate of ConocoPhillips), KMTP, Duke Energy Field Services, Crosstex Energy, and Houston Pipe Line (an affiliate of American Electric Power Company). Our primary competitors for our processing business are GulfTerra Energy Partners, ExxonMobil and Duke Energy Field Services.

Regulation

        Regulation by the FERC of Interstate Natural Gas Pipelines.    We do not own any interstate natural gas pipelines, so the Federal Energy Regulatory Commission, or the FERC, does not directly regulate any of our operations. However, the FERC's regulation influences certain aspects of our business and the market for our products. In general, the FERC has authority over natural gas companies that provide natural gas pipeline transportation services in interstate commerce, and its authority to regulate those services includes:

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  the certification and construction of new facilities;

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  the extension or abandonment of services and facilities;

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  the maintenance of accounts and records;

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  the acquisition and disposition of facilities;

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  the initiation and discontinuation of services; and

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  various other matters.

        In recent years, the FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that the FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity.

        Intrastate Pipeline Regulation.    Our intrastate natural gas pipeline operations generally are not subject to rate regulation by the FERC, but they are subject to regulation by the State of Texas. However, to the extent that our intrastate pipelines transport natural gas in interstate commerce, the rates, terms and conditions of such transportation service are subject to the FERC jurisdiction under Section 311 of the Natural Gas Policy Act, which regulates, among other things, the provision of transportation services by an intrastate natural gas pipeline on behalf of a local distribution company or an interstate natural gas pipeline.

        Some of our operations are subject to the Texas Gas Utility Regulatory Act, as implemented by the Railroad Commission of Texas, or the TRRC. Generally the TRRC is vested with authority to ensure that rates charged for natural gas sales or transportation services are just and reasonable. The rates we charge for transportation services are deemed just and reasonable under Texas law unless challenged in a complaint. We cannot predict whether such a complaint will be filed against us or whether the TRRC will change its regulation of these rates.

        Gathering Pipeline Regulation.    Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of the FERC. We own a number of intrastate natural gas pipelines that we believe would meet the traditional tests the FERC has used to establish a pipeline's status as a gatherer not subject to the FERC jurisdiction. However, the distinction between the FERC-regulated transmission services and federally unregulated gathering services is the subject of regular litigation, so the classification and regulation of some of our gathering facilities may be subject to change based on future determinations by the FERC and the courts. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation.

        We are subject to state ratable take and common purchaser statutes. The ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. These statutes have the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to purchase or transport natural gas.

        Natural gas gathering may receive greater regulatory scrutiny at both the state and federal levels now that the FERC has taken a less stringent approach to regulation of the gathering activities of interstate pipeline transmission companies and a number of such companies have transferred gathering facilities to unregulated affiliates. For example, the TRRC has approved changes to its regulations governing transportation and gathering services performed by intrastate pipelines and gatherers, which prohibit such entities from unduly discriminating in favor of their affiliates. Our gathering operations could be adversely affected should they be subject in the future to the application of state or federal regulation of rates and services. Our gathering operations also may be or become subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on our operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

        Sales of Natural Gas.    The price at which we buy and sell natural gas currently is not subject to federal regulation and, for the most part, is not subject to state regulation. Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. As noted above, the price and terms of access to pipeline transportation are subject to extensive federal and state regulation. The FERC is continually proposing and implementing new rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies that remain subject to the FERC's jurisdiction. These initiatives also may affect the intrastate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry, and these initiatives generally reflect more light-handed regulation. We cannot predict the ultimate impact of these regulatory changes to our natural gas marketing operations, and we note that some of the FERC's more recent proposals may adversely affect the availability and reliability of interruptible transportation service on interstate pipelines. We do not believe that we will be affected by any such FERC action materially differently than other natural gas marketers with whom we compete.

Environmental Matters

        The operation of pipelines, plants and other facilities for gathering, compressing, treating, processing, or transporting natural gas, natural gas liquids and other products is subject to stringent and complex laws and regulations pertaining to health, safety and the environment. As an owner or operator of these facilities, we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

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  restricting the way we can handle or dispose of our wastes;

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  limiting or prohibiting construction activities in sensitive areas such as wetlands, coastal regions, or areas inhabited by endangered species;

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  requiring remedial action to mitigate pollution conditions caused by our operations or attributable to former operators; and

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  enjoining the operations of facilities deemed in non-compliance with permits issued pursuant to such environmental laws and regulations.

        Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of substances or other waste products into the environment.

        The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance. We also actively participate in industry groups that help formulate recommendations for addressing existing or future regulations.

        We do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations. In addition, we believe that the various environmental activities in which we are presently engaged are not expected to materially interrupt or diminish our operational ability to gather, compress, treat, process and transport natural gas. We cannot assure you, however, that future events, such as changes in existing laws, the promulgation of new laws, or the development or discovery of new facts or conditions will not cause us to incur significant costs. The following is a discussion of certain environmental and safety concerns that relate to the midstream natural gas industry.

        Air Emissions.    Our operations are subject to the federal Clean Air Act and comparable state laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources, including our processing plant and compressor stations, and also impose various monitoring and reporting requirements. Such laws and regulations may require that we obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain and strictly comply with air permits containing various emissions and operational limitations, or utilize specific emission control technologies to limit emissions. Our failure to comply with these requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations, and potentially criminal enforcement actions. We will be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. We believe, however, that our operations will not be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

        Hazardous Waste.    Our operations generate wastes, including some hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act, or RCRA, and comparable state laws, which impose detailed requirements for the handling, storage, treatment and disposal of hazardous and solid waste. RCRA currently exempts many natural gas gathering and field processing wastes from classification as hazardous waste. Specifically, RCRA excludes from the definition of hazardous waste produced waters and other wastes associated with the exploration, development, or production of crude oil and natural gas. However, these oil and gas exploration and production wastes may still be regulated under state law or the less stringent solid waste requirements of RCRA. Moreover, ordinary industrial wastes such as paint wastes, waste solvents, laboratory wastes, and waste compressor oils may be regulated as hazardous waste. The transportation of natural gas in pipelines may also generate some hazardous wastes that are subject to RCRA or comparable state law requirements.

        Site Remediation.    The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA, also known as "Superfund," and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons responsible for the release of hazardous substances into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances at offsite locations such as landfills. Although petroleum as well as natural gas is excluded from CERCLA's definition of "hazardous substance," in the course of our ordinary operations we will generate wastes that may fall within the definition of a "hazardous substance." CERCLA authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Under CERCLA, we could be subject to joint and several liability for the costs of cleaning up and restoring sites where hazardous substances have been released, for damages to natural resources, and for the costs of certain health studies.

        We currently own or lease, and have in the past owned or leased, numerous properties that for many years have been used for the measurement, gathering, field compression and processing of natural gas. Although we used operating and disposal practices that were standard in the industry at the time, hydrocarbons or wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment and disposal or release of hydrocarbons or wastes was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed wastes (including waste disposed of by prior owners or operators), remediate contaminated property (including groundwater contamination, whether from prior owners or operators or other historic activities or spills), or perform remedial plugging or pit closure operations to prevent future contamination.

        Water Discharges.    Our operations are subject to the Federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, and analogous state laws and regulations. These laws and regulations impose detailed requirements and strict controls regarding the discharge of pollutants into waters of the United States. The unpermitted discharge of pollutants, including discharges resulting from a spill or leak incident, is prohibited. The Clean Water Act and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. Any unpermitted release of pollutants from our pipelines or facilities could result in fines or penalties as well as significant remedial obligations.

        Pipeline Safety.    Our pipelines are subject to regulation by the U.S. Department of Transportation, or the DOT, under the Natural Gas Pipeline Safety Act of 1968, as amended, or the NGPSA, pursuant to which the DOT has established requirements relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. The NGPSA covers the pipeline transportation of natural gas and other gases, and the transportation and storage of liquefied natural gas (LNG) and requires any entity that owns or operates pipeline facilities to comply with the regulations under the NGPSA, to permit access to and allow copying of records and to make certain reports and provide information as required by the Secretary of Transportation. We believe that our pipeline operations are in substantial compliance with applicable NGPSA requirements; however, due to the possibility of new or amended laws and regulations or reinterpretation of existing laws and regulations, future compliance with the NGPSA could result in increased costs that, at this time, cannot reasonably be quantified.

        The DOT, through the Office of Pipeline Safety, recently finalized a series of rules intended to require pipeline operators to develop integrity management programs for gas transmission pipelines that, in the event of a failure, could affect "high consequence areas." "High consequence areas" are currently defined as areas with specified population densities, buildings containing populations of limited mobility, and areas where people gather that are located along the route of a pipeline. Similar rules are already in place for operators of hazardous liquid pipelines. The Texas Railroad Commission, or TRRC, has adopted similar regulations applicable to intrastate gathering and transmission lines. Compliance with these rules could result in increased operating costs that, at this time, cannot reasonably be quantified.

        Employee Health and Safety.    We are subject to the requirements of the Occupational Safety and Health Act, referred to as OSHA, and comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens.

Title to Properties

        Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property. Lands over which pipeline rights-of-way have been obtained may be subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained, where necessary, license or permit agreements from public authorities and railroad companies to cross over or under, or to lay facilities in or along, waterways, county roads, municipal streets, railroad properties and state highways, as applicable. In some cases, property on which our pipeline was built was purchased in fee.

        Some of our leases, easements, rights-of-way, permits, licenses and franchise ordinances require the consent of the current landowner to transfer these rights, which in some instances is a governmental entity. We believe that we have obtained or will obtain sufficient third-party consents, permits and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits or authorizations that have not been obtained, we believe that these consents, permits or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits or authorizations will have no material adverse effect on the operation of our business.

        We believe that we have satisfactory title to all of our assets. Title to property may be subject to encumbrances. We believe that none of these encumbrances will materially detract from the value of our properties or from our interest in these properties nor will they materially interfere with their use in the operation of our business.

Office Facilities

        In addition to our pipelines and processing facility discussed above, we occupy approximately 15,500 square feet of space at our executive offices in Houston, Texas under a lease expiring on March 31, 2010. At the expiration of the primary term, we have an option to renew this lease for an additional five years at the then prevailing market rates. We also lease office facilities in Alice and Hebbronville, Texas, which consist of approximately 1,863 square feet and 500 square feet of office space, respectively. We own office facilities in Conroe, Sheridan and Lamar, Texas, which consist of approximately 3,000 square feet, 10,000 square feet and 1,200 square feet, respectively. Certain of our owned office facilities are located on land leased by us or on land subject to a permanent easement from an affiliate. While we may require additional office space as our business expands, we believe that our existing facilities are adequate to meet our needs for the immediate future and that additional facilities will be available on commercially reasonable terms as needed.

Employees

        We have no employees other than certain Delaware-based officers. To carry out our operations, one of our affiliates, Copano Operations, employs approximately 80 people on our behalf. Neither our employees nor those of Copano Operations are covered by collective bargaining agreements. We consider our relations with our employees, with Copano Operations and with those Copano Operations' employees providing services to us to be good. In exchange for providing general and administrative services to us, including employing personnel on our behalf, we are required to reimburse Copano Operations for its costs and expenses. To the extent these employees will be dedicated to provide services on our behalf, we refer to them in this prospectus as our employees. For a brief description of our general and administrative services agreement, please read "Certain Relationships and Related Party Transactions" on page 110 of this prospectus.

Legal Proceedings

        Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any legal or governmental proceedings against us, or contemplated to be brought against us, under the various environmental protection statutes to which we are subject.

MANAGEMENT

Our Board of Directors

        Upon completion of this offering, our board of directors will consist of seven persons, a majority of whom will satisfy the independence requirements of the Nasdaq National Market and the SEC. The board intends to appoint four functioning committees: an audit committee, a compensation committee, a conflicts committee and a nominating committee.

        It is currently contemplated that the audit committee will consist of up to four directors. Each member of the audit committee will be independent under the independence standards established by the Nasdaq National Market and SEC rules, and the committee expects to have an "audit committee financial expert," as defined under SEC rules. The audit committee will recommend to the board the independent public accountants to audit our financial statements and establish the scope of, and oversee, the annual audit. The committee also will approve any other services provided by public accounting firms. The audit committee will provide assistance to the board in fulfilling its oversight responsibility to the unitholders, the investment community and others relating to the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditor's qualifications and independence and the performance of our internal audit function. The audit committee will oversee our system of disclosure controls and procedures and system of internal controls regarding financial, accounting, legal compliance and ethics that management and the board have established. In doing so, it will be the responsibility of the audit committee to maintain free and open communication between the committee and our independent auditors, the internal accounting function and management of our company.

        It is currently contemplated that the compensation committee will consist of up to four directors, each of whom will be independent under the independence standards established by the Nasdaq National Market and SEC rules. The compensation committee will review the compensation and benefits of our executive officers, establish and review general policies related to our compensation and benefits and administer our Long-Term Incentive Plan. The compensation committee will determine the compensation of our executive officers.

        It is currently contemplated that the conflicts committee will consist of up to four directors. The conflicts committee will review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to our company. Our limited liability company agreement will provide that members of the committee may not be officers or employees of our company or directors, officers or employees of any of our affiliates and must meet the independence standards for service on an audit committee of a board of directors as established by the Nasdaq National Market and SEC rules. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to our company and approved by all of our unitholders.

        It is currently contemplated that the nominating committee will consist of up to four directors, each of whom will be independent under the independence standards established by the Nasdaq National Market and SEC rules. This committee will nominate candidates to serve on our board of directors and approve director compensation. The nominating committee also will be responsible for monitoring a process to assess director, board and committee effectiveness, developing and implementing our corporate governance guidelines and otherwise taking a leadership role in shaping the corporate governance of our company.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

        During fiscal year 2003, we had no compensation committee. Our board of directors determined executive compensation.

        At our first annual meeting of unitholders following this offering, members of our board of directors will be elected by our unitholders and will be subject to re-election on an annual basis at each annual meeting of unitholders. Our limited liability company agreement provides for "cumulative voting" in the election of directors. This means that: (1) a unitholder will be entitled to a number of votes equal to (i) the number of units that such unitholder is entitled to vote at the meeting (ii) multiplied by the number of directors to be elected at the annual meeting; and (2) a unitholder may (i) cast all such votes for a single director, (ii) distribute them evenly among the number of directors to be voted for at the annual meeting or (iii) distribute them among any two or more directors to be voted for at the annual meeting. For example, if you own 100 units and seven directors are nominated for election at our annual unitholders' meeting, then you will be entitled to cast 700 votes in the manner set forth in the preceding sentence. Cumulative voting permits a unitholder to concentrate his or her votes on fewer nominees, thereby allowing the unitholder potentially to have a greater impact on the outcome of the election with respect to one or more nominees. A unitholder holding a sufficient number of units may have the ability to elect one or more nominees to our board of directors without the support of other unitholders. Please read "The Limited Liability Company Agreement — Meetings; Voting." Following this offering, our management, CSFB Private Equity and EnCap Investments will each own a number of units sufficient to allow each of them to elect at least one nominee to our board of directors.

        Our board will hold regular and special meetings at any time as may be necessary. Regular meetings may be held without notice on dates set by the board from time to time. Special meetings of the board may be called with reasonable notice to each member upon request of the chairman of the board or upon the written request of any three board members. A quorum for a regular or special meeting will exist when a majority of the members are participating in the meeting either in person or by conference telephone. Any action required or permitted to be taken at a board meeting may be taken without a meeting, without prior notice and without a vote if all of the members sign a written consent authorizing the action.

Our Management

        We expect that most of our operational personnel initially will be employees of Copano Operations, an affiliate of our company. Our officers will spend most of their time managing our business and affairs. These officers may face a conflict, however, regarding the allocation of their time between our business and the other business interests of certain of our affiliates. Our officers will devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Our Board of Directors and Executive Officers

        The following table shows information for members of our board of directors and our executive officers. Members of our board of directors and our executive officers are elected for one-year terms.

Name	Age	Position with Our Company
John R. Eckel, Jr.	52	Chairman of the Board and Chief Executive Officer
R. Bruce Northcutt	44	President and Chief Operating Officer
Matthew J. Assiff	37	Senior Vice President, Finance and Administration
Brian D. Eckhart	49	Senior Vice President, Transportation and Supply
J. Terrell White	41	Vice President, Operations
James J. Gibson, III	58	Vice President, Processing
Lari Paradee	41	Vice President and Controller
Wynne M. Snoots, Jr.	43	Director
Steven A. Webster	52	Director

        John R. Eckel, Jr., Chairman of the Board and Chief Executive Officer, founded our business in 1992 and served as our President and Chief Executive Officer until April 2003, when he was elected to his current position. Mr. Eckel serves on the board of directors of the Texas Pipeline Association. Mr. Eckel also serves as President and Chief Executive Officer of Live Oak Reserves, Inc., which he founded in 1986, and which, with its affiliates, is engaged in oil and gas exploration and production in South Texas. Mr. Eckel received a Bachelor of Arts degree from Columbia University and was employed in various corporate finance positions in New York prior to entering the energy industry in 1979.

        R. Bruce Northcutt, President and Chief Operating Officer, has served in his current capacity since April 2003. Mr. Northcutt served as President of El Paso Global Networks Company (a provider of wholesale bandwidth transport services) from November 2001 until April 2003, Managing Director of El Paso Global Networks Company from April 1999 until December 2001 and Vice President, Business Development, of El Paso Gas Services Company (a marketer of strategic interstate pipeline capacity) from January 1998 until April 1999. Mr. Northcutt began his career with Tenneco Oil Exploration and Production in 1982 working in the areas of drilling and production engineering. From 1988 until 1998, Mr. Northcutt held various levels of responsibility within several business units of El Paso Energy and its predecessor, Tenneco Energy, including supervision of pipeline supply and marketing as well as regulatory functions. Mr. Northcutt holds a Bachelor of Science degree in Petroleum Engineering from Texas Tech University. Mr. Northcutt is a Registered Texas Professional Engineer.

        Matthew J. Assiff, Senior Vice President, Finance and Administration, joined us in January 2002. Prior thereto, Mr. Assiff was a Vice President within the Global Energy Group of Credit Suisse First Boston and was with Donaldson, Lufkin and Jenrette in levels of increasing responsibility (prior to its purchase by Credit Suisse First Boston in 2000) from 1998. Mr. Assiff began his career in 1989 with Goldman, Sachs & Co. in the Merger & Acquisitions group focusing on energy transactions and has worked in the corporate finance and Merger & Acquisition groups of Bear Stearns and Chemical Securities (now J.P. Morgan Chase). Mr. Assiff has also worked with Landmark Graphics Company and Compaq Computer in the areas of finance, planning, mergers and acquisitions and corporate venture investing. Mr. Assiff graduated from Columbia

University with a Bachelor of Arts degree and holds a Masters of Business Administration degree from Harvard Business School.

        Brian D. Eckhart, Senior Vice President, Transportation and Supply, has served in his current capacity since March 2002. From January 1998 until March 2002, Mr. Eckhart served as our Vice President, Business Development. From February 1997 to January 1998, Mr. Eckhart additionally served as Vice President, Operations for us. From 1979 until 1997, Mr. Eckhart held various engineering and management positions at Natural Gas Pipeline Company of America and other subsidiaries of MidCon Corporation, a predecessor of Kinder Morgan, Inc. Mr. Eckhart graduated from Texas A&M University with a Bachelor of Science degree in Ocean Engineering.

        J. Terrell White, Vice President, Operations, has served in his current capacity since joining us in January 1998. Mr. White oversees pipeline operations, including new well connects, dehydration, compression, measurement, and construction activities. From 1990 until 1997, Mr. White served in increasingly responsible engineering, project management and business development roles with Enron Liquid Services Corp., and from February 1997 until January 1998 with TransCanada Energy USA, Inc., following its acquisition of certain Enron midstream assets. From 1985 until 1990, Mr. White was an engineer with Mobil E&P SE, Inc. and Mobil Chemical, involved primarily in gas processing, fractionation, gathering and NGL transportation. Mr. White is a registered professional engineer in the State of Oklahoma. Mr. White graduated from the University of Alabama with a Bachelor of Science degree in Mechanical Engineering.

        James J. Gibson, III, Vice President, Processing, has served in his current capacity since joining us in October 2001. Mr. Gibson oversees operations for our Processing segment. From 1998 until September 2001, Mr. Gibson served as Manager, Business Development — Texas Gas Plants of Coral Energy, LLC, an affiliate of Shell Oil Company. From 1997 until 1998, Mr. Gibson served as Director, Gas Processing and Treating Services of Corpus Christi Natural Gas, Inc. From 1992 until 1997, Mr. Gibson was self-employed as a consultant to several midstream energy companies operating in Texas. From 1980 until 1992, Mr. Gibson served as Vice President — Plant Operations of Seagull Energy Corporation. From 1977 until 1980, Mr. Gibson served as project engineer for Houston Oil & Minerals Corporation. Mr. Gibson began his career in 1969 as an engineer with Sun Oil Company. Mr. Gibson is a registered professional engineer in the State of Texas. Mr. Gibson graduated from Texas A&I University with a Bachelor of Science degree in Natural Gas Engineering.

        Lari Paradee, Vice President and Controller, has served in her current capacity since joining us in July 2003. As Vice President and Controller, Ms. Paradee is primarily responsible for our accounting and reporting functions. From September 2000 until March 2003, Ms. Paradee served as Accounting and Consolidations Manager for Intergen, a global power generation company jointly owned by Shell Generating (Holdings) B.V. and Bechtel Enterprises Energy B.V. Ms. Paradee served as Vice President and Controller of DeepTech International, Inc. (an offshore pipeline and exploration and production company) from May 1991 until August 1998, when DeepTech was merged into El Paso Energy Corporation. Ms. Paradee then served as Manager, Finance and Administration of El Paso Energy until March 2000. Ms. Paradee has served as Senior Auditor and Staff Auditor for Price Waterhouse. Ms. Paradee graduated magna cum laude from Texas Tech University with a B.B.A. in Accounting. Ms. Paradee is also a Certified Public Accountant.

        Wynne M. Snoots, Jr., Director, joined our board of directors in 2001. Mr. Snoots is a Managing Director of EnCap Investments L.P. For the six months prior to joining EnCap in January 2001, Mr. Snoots was one of three partners of Paradigm Development & Trade, Inc., a private company focused on generating and monetizing exploration prospects located along the Gulf Coast of Louisiana. From 1998 to 2000, Mr. Snoots served as President of Magellan Exploration, LLC, a private portfolio company of EnCap Investments. He previously spent seven years with Enron Capital & Trade Resources in the Producer Finance Group, most recently as a Vice President. Mr. Snoots began his career as a petroleum engineer with Texas Oil and Gas Corporation. Mr. Snoots serves on the board of managers of Ovation Energy LP and Tempest Energy Resources LP, each an EnCap Investments portfolio company. Mr. Snoots holds a Bachelor of Science degree in Petroleum Engineering from the University of Oklahoma and a Masters of Business Administration degree from the University of Texas.

        Steven A. Webster, Director, joined our board of directors in 2001. Mr. Webster is the Chairman of Global Energy Partners, a specialty group within CSFB Private Equity that makes investments in energy companies, and has served in that capacity since 2000. From 1998 to 1999, Mr. Webster served as Chief Executive Officer and President of R&B Falcon Corporation, and from 1988 to 1998, Mr. Webster served as Chairman and Chief Executive Officer of Falcon Drilling Corporation, both offshore drilling contractors. Mr. Webster serves as a director of Seabulk International, Inc., Brigham Exploration Company, Carrizo Oil & Gas, Inc., Grey Wolf Inc., Goodrich Petroleum Corporation, Camden Property Trust, Crown Resources Corporation, Geokinetics, Inc. and various privately-held companies. In addition, Mr. Webster serves as Chairman of Basic Energy Services, Inc., Carrizo Oil & Gas, Inc., Crown Resources Corporation and Pinnacle Gas Resources, Inc. Mr. Webster holds a B.S.I.M. from Purdue University and a Masters of Business Administration degree from Harvard Business School.

Reimbursement of Expenses

        Substantially all of our general and administrative expenses are incurred through Copano Operations, an affiliate of our company. Under the terms of this arrangement, we will reimburse Copano Operations, at cost, for the general and administrative expenses it incurs on our behalf, which include the costs of employees and employee benefits properly allocable to us and all other expenses necessary or appropriate to the conduct of our business. Pursuant to our administrative services agreement, we will reimburse Copano Operations for all of the general and administrative expenses incurred on our behalf for the three years following the closing of this offering.

        Pursuant to our limited liability company agreement, our existing investors have agreed to reimburse us for our general and administrative expenses in excess of stated levels (subject to certain limitations) for a period of three years following the closing of this offering. Specifically, our general and administrative expenses (subject to certain adjustments and exclusions) will be limited, or capped, as follows:

Year	General and Administrative Expense Limitation
1	$6.0 million annually or $1.5 million per quarter
2	$6.6 million annually or $1.65 million per quarter
3	$7.2 million annually or $1.8 million per quarter

During this three-year period, the quarterly limitation on general and administrative expenses will be increased by 10% of the amount by which EBITDA for any quarter exceeds $5.2 million. Additionally, the cap may be extended beyond its initial three-year term at the same or a higher level by the affirmative vote of at least 95% of the common and subordinated units held by the existing investors or their transferees, voting together as a single class. We can provide no assurance as to any such extension, as such determination will be made in the sole discretion of our existing investors. This cap on general and administrative expenses excludes expenses we may incur in connection with potential acquisitions and capital improvements. For a brief description of our general and administrative services agreement, please read "Certain Relationships and Related Party Transactions" beginning on page 110 of this prospectus.

Executive Compensation

        The following table shows the aggregate compensation paid to our chief executive officer and our four other most highly compensated executive officers during 2003.

Long-Term Compensation
	Annual Compensation			Awards	Payouts
	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options ($)	LTIP Payouts ($)	All Other Compensation ($)
John R. Eckel, Jr. Chairman of the Board and Chief Executive Officer
R. Bruce Northcutt President and Chief Operating Officer
Matthew J. Assiff Senior Vice President, Finance and Administration
Brian D. Eckhart Senior Vice President, Transportation and Supply
J. Terrell White Vice President, Operations

Compensation of Directors

        Each independent member of our board of directors will receive compensation for attending meetings of the board of directors as well as committee meetings. The amount of compensation to be paid to the independent members of our board has not yet been determined. In addition, each independent member of our board will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a member of our board to the extent permitted under Delaware law.

Employment Agreements

        R. Bruce Northcutt, our President and Chief Operating Officer, entered into an employment agreement with Copano Operations and certain of our subsidiaries effective April 28, 2003, pursuant to which he agreed to serve in those capacities. Mr. Northcutt's employment agreement has an initial term that expires on April 28, 2005, but will automatically continue from year to year thereafter until terminated by Mr. Northcutt or by us.

        The employment agreement provides for an annual base salary of $                  subject to annual review. Mr. Northcutt's employment agreement also provides for an annual incentive bonus

targeted at    % of his base salary, which is payable within the discretion of our board of directors, taking into account his individual performance and our financial performance during the preceding year. Mr. Northcutt is also eligible to participate in all other benefit programs for which employees and/or senior executives are generally eligible.

        Except in the event of termination for cause, termination upon Mr. Northcutt's death or disability or termination by Mr. Northcutt other than for good reason, the employment agreement provides for a severance payment equal to        year(s) of Mr. Northcutt's then base salary plus        year(s) of continued benefits following termination of employment. If a change in control or an initial public offering occurs prior to April 28, 2005, and, as a result, we terminate Mr. Northcutt's employment other than for cause or Mr. Northcutt terminates his employment for good reason, he will be entitled to receive a severance payment equal to        year(s) of his then base salary plus         year(s) of continued benefits. Under certain circumstances, including the completion of this offering, Mr. Northcutt is entitled to a one-time bonus in the amount of $              . Mr. Northcutt's employment agreement also provides for a noncompetition period that will continue for        year(s) after the termination of his employment by us for cause or by Mr. Northcutt other than for a good reason.

        Pursuant to Mr. Northcutt's employment agreement, Copano Operations also agreed to loan Mr. Northcutt the acquisition price for special units issued to Mr. Northcutt by us effective April 1, 2003. Please read "Certain Relationships and Related Party Transactions."

Long-Term Incentive Plan

        We expect to adopt a Copano Energy, L.L.C. Long-Term Incentive Plan for our employees and directors and employees of our affiliates who perform services for us. The long-term incentive plan will consist of three components: restricted units, unit options and unit appreciation rights. The long-term incentive plan will permit the grant of awards covering an aggregate of            units. The plan will be administered by the compensation committee of our board of directors.

        Our board of directors in its discretion may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Our board of directors also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

        Restricted Units.    A restricted unit is a "phantom" unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equivalent to the value of a common unit. Initially, we do not expect to grant restricted units under the long-term incentive plan. In the future, the compensation committee may determine to make grants of restricted units under the plan to employees and directors containing such terms as the compensation committee shall determine. The compensation committee will determine the period over which restricted units granted to employees and members of our board will vest. The committee may base its determination upon the achievement of specified financial objectives. In addition, the restricted units will vest upon a change of control of our company.

        If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered upon the vesting of restricted units may be common units acquired by us in the open market, common units already owned by us, common units acquired by us from any other person or any combination of the foregoing. If we issue new common units upon vesting of the restricted units, the total number of common units outstanding will increase. The compensation committee, in its discretion, may grant tandem distribution equivalent rights with respect to restricted units.

        We intend the issuance of the common units upon vesting of the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

        Unit Options.    The long-term incentive plan will permit the grant of options covering common units. In the future, the compensation committee may determine to make grants under the plan to employees and members of our board containing such terms as the committee shall determine. Unit options will have an exercise price that may not be less than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation committee. In addition, the unit options will become exercisable upon a change in control of our company or upon the achievement of specified financial objectives. If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's unvested unit options will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise.

        It is currently anticipated in connection with this offering that options to purchase            units will be awarded to officers and employees other than our Chief Executive Officer. We expect that Messrs. Northcutt, Assiff, Eckhart and White will receive options to purchase            ,             ,            and            units, respectively. In addition, we anticipate awarding options to purchase            units to our independent directors.

        Unit Appreciation Rights.    The long-term incentive plan will permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. Such excess may be paid in common units, cash, or a combination thereof, as determined by the compensation committee in its discretion. Initially, we do not expect to grant unit appreciation rights under our long-term incentive plan. In the future, the compensation committee may determine to make grants of unit appreciation rights under the plan to employees and members of our board of directors containing such terms as the committee shall determine. Unit appreciation rights will have an exercise price that may not be less than the fair market value of the common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the compensation committee. In addition, the unit appreciation rights will become exercisable upon a change in control of our company, unless provided otherwise by the committee. If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's unvested unit appreciation rights will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise.

        Upon exercise of a unit option (or a unit appreciation right settled in common units), we will acquire common units on the open market or directly from any person or any combination of the foregoing. If we issue new common units upon exercise of the unit options (or a unit appreciation right settled in common units), the total number of common units outstanding will increase. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to employees and members of our board of directors and to align their economic interests with those of common unitholders.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the beneficial ownership of units of our company that will be issued upon the consummation of this offering and the application of the related net proceeds and held by:

  •
  each person who then will beneficially own of 5% or more of the then outstanding units;

  •
  all of the members of our board of directors;

  •
  each named executive officer of our company; and

  •
  all board members and officers as a group.

Name of Beneficial Owner	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Units to be Beneficially Owned
Copano Partners, L.P.(1)	547,294	8.6%	1,251,706	39.1%	18.7%
DLJ Merchant Banking Partners III, L.P. and related owners(2)	404,822	6.3%	925,860	28.9%	13.85%
EnCap Energy Capital Fund III, L.P. and related owners(3)	404,822	6.3%	925,860	28.9%	13.85%
John R. Eckel, Jr.(1)(4)(5)	547,294	8.6%	1,251,706	39.1%	18.7%
R. Bruce Northcutt(5)	27,833	0.4%	63,657	2.0%	1.0%
Matthew J. Assiff(5)	*	*	*	*	*
Brian D. Eckhart(5)	*	*	*	*	*
J. Terrell White(5)	*	*	*	*	*
Steven A. Webster(6)	*	*	*	*	*
Wynne M. Snoots, Jr.(7)	*	*	*	*	*
All directors and executive officers as a group (9 persons)	589,285	9.2%	1,347,744	42.1%	20.2%

*
Less than 1% of total outstanding units.

(1)
Ten grantor trusts own indirectly all of the outstanding general partner interests in Copano Partners, L.P. and, together with 18 additional grantor trusts, own, directly or indirectly, all of its outstanding limited partner interests. The direct or indirect beneficiaries of the grantor trusts are members of our management team, current and former employees of Copano Operations and consultants. 27 of the 28 grantor trusts have three trustees, John R. Eckel, Jr., Charles R. Noll, Jr. and Charles R. Barker, Jr., and Mr. Eckel has the power to appoint additional trustees for 23 of the 28 grantor trusts, including each of the grantor trusts holding indirect interests in the general partner of Copano Partners, L.P. Mr. Eckel, Jeffrey A. Casey and Douglas L. Lawing serve as the trustees of the remaining grantor trust, for which Mr. Eckel has the right to appoint additional trustees. An additional grantor trust, of which an executive officer is the beneficiary, holds two options, each to acquire a 1% limited partnership interest in Copano Partners, L.P. Each option is currently exercisable and expires April 30, 2005. Please read "Certain Relationships and Related Party Transactions."

(2)
Includes common units and subordinated units issuable upon exchange of warrants owned by DLJ Merchant Banking Partners III, L.P.; DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III, C.V.; DLJ Merchant Banking III, Inc. as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-1, C.V.; DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-2, C.V.; DLJ MB Partners III Gmbh & Co. KG; Millennium Partners II, L.P.; and MBP III Plan Investors, L.P. Subject to applicable securities laws and agreements, prior to this offering, the holders of our warrants are permitted to assign the warrants.

  Credit Suisse First Boston, a Swiss bank, owns the majority of the voting stock of Credit Suisse First Boston, Inc., which owns all of the stock of Credit Suisse First Boston (USA), Inc. (formerly Donaldson, Lufkin & Jenrette, Inc.) ("CSFB-USA"). The entities discussed in the above paragraph are merchant banking funds managed by affiliates of CSFB Private Equity, which are indirect subsidiaries of CSFB-USA.

  The ultimate parent company of Credit Suisse First Boston is Credit Suisse Group ("CSG"). CSG disclaims beneficial ownership of the reported Common Stock that is beneficially owned by its direct and indirect subsidiaries. Steven A. Webster is the Chairman of Global Energy Partners, a specialty group within CSFB Private Equity.

  DLJ Merchant Banking Partners III, L.P. and related owners can be contacted at the following address: Eleven Madison Avenue, New York, New York 10010-3629.

(3)
Includes common units and subordinated units issuable upon exchange of warrants owned by EnCap Energy Capital Fund III, L.P. ("EnCap Fund III"), EnCap Acquisition III-B, Inc. ("EnCap Acquisition III-B") and BOCP Energy Partners, L.P. ("BOCP"). Such entities or persons may be deemed to share the voting and dispositive control with respect to the securities owned by EnCap Fund III, EnCap Acquisition III-B, and BOCP as a result of the relationships described as follows:

•
EnCap Energy Capital Fund III-B, L.P. ("EnCap Fund III-B") is the sole shareholder of EnCap Acquisition III-B;

•
EnCap Investments L.L.C. is the sole general partner of EnCap Fund III and EnCap Fund III-B and is the manager of BOCP; and

•
EnCap Investments L.P. is the sole manager of EnCap Investments L.L.C., EnCap Investments GP, L.L.C. is the sole general partner of EnCap Investments L.P., RNBD GP LLC is the sole member of EnCap Investments GP, L.L.C., and David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich are the members of RNBD GP LLC.

  Each of EnCap Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich disclaims beneficial ownership of the reported securities in excess of such entity's or person's respective pecuniary interest in the securities.

  EnCap Energy Capital Fund III, L.P. and related owners can be contacted at the following address: 1100 Louisiana, Suite 3150, Houston, Texas 77002.

(4)
John R. Eckel, Jr. is the direct or indirect beneficiary of grantor trusts that directly or indirectly own 68% of the outstanding partnership interests of Copano Partners, L.P. Mr. Eckel disclaims beneficial ownership of the reported securities in excess of his pecuniary interest in the securities.

(5)
Messrs. Eckel, Northcutt, Assiff, Eckhart and White can be contacted at the following address: 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.

(6)
Mr. Webster is the Chairman of Global Energy Partners, a specialty group within CSFB Private Equity, which will own a 13.85% equity interest in us. Mr. Webster can be contacted at the following address: 1100 Louisiana, Suite 4600, Houston, Texas 77002.

(7)
Mr. Snoots is a Managing Director of EnCap Investments L.P., which is engaged in the institutional funds management business. EnCap Investments L.P. manages EnCap Fund III, which will own a 13.85% equity interest in us. Mr. Snoots can be contacted at the following address: 1100 Louisiana, Suite 3150, Houston, Texas 77002.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Copano/Operations, Inc.

        Pursuant to arrangements commencing in 1996, a substantial majority of our general and administrative functions, all of our field operating personnel and certain other services shared by our operating subsidiaries have been obtained through Copano Operations, which we reimburse for its actual costs, as described below. Our obligation to reimburse Copano Operations for its costs is limited to costs of expenditures, including those resulting from employment decisions or approved by our officers or their delegates. Mr. Eckel serves as Chairman and Chief Executive Officer of Copano Operations and is the indirect owner of its capital stock.

        In addition to the costs of personnel, including personnel benefits, Copano Operations also arranges for the payment of office lease rentals, office supplies and equipment, insurance, professional services and similar costs. In addition to their duties on behalf of our Texas operating subsidiaries, certain of Copano Operations' employees also perform services on behalf of other companies that are controlled by Mr. Eckel, utilizing office space described below.

        Copano Operations charges us for the costs that it incurs on our behalf, without markup, based upon total monthly expenses incurred by Copano Operations less (i) a fixed allocation to reflect expenses incurred by Copano Operations for the benefit of other companies controlled by Mr. Eckel and (ii) any costs incurred directly for the benefit of these other companies. For the year ended December 31, 2003, we reimbursed Copano Operations for $12.2 million of direct operating costs and general and administrative expenses, including payroll and benefits expense for both our field and administrative personnel. While we are obligated to pay Copano Operations for all general, administrative and operating costs incurred pursuant to our arrangement with Copano Operations, our existing investors have agreed to fund a portion of our general and administrative costs, as defined, in excess of a defined level for the period October 1, 2004 through September 30, 2007.

        Pursuant to our limited liability company agreement, our existing investors have agreed to reimburse us for our general and administrative expenses in excess of stated levels (subject to certain limitations) for a period of three years following the closing of this offering. Specifically, our general and administrative expenses (subject to certain adjustments and exclusions) will be limited, or capped, as follows:

Year	General and Administrative Expense Limitation
1	$6.0 million annually or $1.5 million per quarter
2	$6.6 million annually or $1.65 million per quarter
3	$7.2 million annually or $1.8 million per quarter

During this three-year period, the quarterly limitation on general and administrative expenses will be increased by 10% of the amount by which EBITDA for any quarter exceeds $5.2 million. Additionally, the cap may be extended beyond its initial three-year term at the same or a higher level by the affirmative vote of at least 95% of the common and subordinated units held by the existing investors or their transferees, voting together as a single class. We can provide no assurance as to any such extension, as such determination will be made in the sole discretion of our existing investors. This cap on general and administrative expenses excludes expenses we may incur in connection with potential acquisitions and capital improvements.

        To the extent our general and administrative expenses exceed this cap during the three years following the closing of this offering, each of our existing investors has agreed to reimburse us for an allocable share of those amounts. These reimbursements will be made on a quarterly basis and will be made from distributions payable to our existing investors with respect to the common and subordinated units they will own following this offering. Following this offering, our existing investors will collectively own 1,398,929 common units and 3,199,464 subordinated units. It is currently anticipated that our existing investors will receive, in the aggregate, approximately $1.9 million quarterly and $7.6 million annually in distributions from us with respect to the common and subordinated units held by them. To the extent that distributions received by an existing investor in any quarter during this three-year period are insufficient to reimburse us for its allocable share of the excess general and administrative expense, amounts not reimbursed will be paid by us.

        During this three-year period, the annual budget for our general and administrative expenses will require approval of a majority of the members of our board of directors, which approval shall not be unreasonably withheld. If the annual budget for general and administrative expenses is not approved, the budget for the preceding year will apply. Any change to the annual budget for general and administrative expenses which exceeds 10% of the budget for the prior year, or any adjustments to an approved annual budget exceeding 5% of the approved amount for such item, or 10% in the aggregate, during the applicable year, will require the unanimous approval of our directors affiliated with CSFB Private Equity, EnCap Investments and Copano Partners, L.P., which approval shall not be unreasonably withheld.

        In 2003, our general and administrative expenses were approximately $5.8 million, and for the first quarter of 2004 these expenses were approximately $1.7 million. If our general and administrative expenses for the remainder of 2004 are consistent with the first quarter of 2004, we will exceed our general and administrative expense cap for 2004 by $0.8 million, or $0.2 million quarterly. We believe that our general and administrative expenses will increase as a result of our becoming a public company. We currently anticipate that our total annual general and administrative expenses following completion of this offering will be approximately $7.8 million, or $1.95 million per quarter. Assuming the cap is not adjusted for increases in EBITDA, we would expect to receive approximately $0.45 million of the $1.9 million otherwise payable to our existing investors quarterly as distributions on common and subordinated units held by them to compensate us for such excess. We will treat the reimbursements of general and administrative expenses made by the existing investors as a capital contribution to us. At the end of each quarter, we will make a corresponding special allocation of deductions to our existing investors in the amount of the reimbursements for the general and administrative expenses received by us.

        We have agreed with Copano Operations that a significant portion of the general, administrative and operating costs Copano Operations presently incurs solely for our benefit will be transferred to a new Texas subsidiary formed by us beginning January 1, 2005. These costs to be transferred are estimated to exceed 80% of the costs currently incurred through Copano Operations.

        In connection with the services that Copano Operations provides to us, we have also entered into the following transactions with Copano Operations:

  •
  Beginning in April 2003, certain of our subsidiaries became co-lessees with Copano Operations under the office lease agreement for our Houston offices. Lease expense under this agreement was $0.3 million for the year ended December 31, 2003 and was paid by Copano Operations and included in the calculation of its charges to us.

  •
  From July 8, 2002 through April 1, 2004, we guaranteed certain vehicle lease obligations of Copano Operations for vehicles operated for the benefit of certain of our subsidiaries. The use of these vehicles was included in the support services provided by Copano Operations to us. For further details on these guarantees, you should read Note 15 of the accompanying Notes to Consolidated Financial Statements. As of April 2, 2004, the vehicle leases were transferred by Copano Operations to one of our subsidiaries and Copano Operations is no longer a party to the leases.

        Management estimates that these expenses on a stand-alone basis (that is, the cost that would have been incurred by us to conduct current operations if we had obtained these services from an unaffiliated entity) would not be significantly different than the amounts charged to us by Copano Operations.

Natural Gas Transactions

        Our subsidiaries, Copano Field Services/Copano Bay, L.P. and Copano Field Services/Agua Dulce, L.P., purchase natural gas from and provide gathering and compression services to companies affiliated with Mr. Eckel. Mr. Eckel serves as President of each of these affiliated companies and is the indirect owner of more than 80% of each of these companies' capital stock. During the year ended December 31, 2003, our subsidiaries purchased natural gas totaling $1.9 million from affiliated companies of Mr. Eckel and provided gathering and compression services totaling $33,000 to these companies. We believe that these purchases and sales were on terms no less favorable than those that could have been achieved with an unaffiliated entity.

Stakeholders' Agreement

        Prior to filing our registration statement relating to this offering, all of the holders of membership interests in us and of warrants to acquire membership interests in us, including Copano Partners, L.P., certain affiliates of EnCap Investments and CSFB Private Equity which hold investments in us, as well as R. Bruce Northcutt and Matthew J. Assiff entered into an agreement relating to:

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  the redemption or exchange, as applicable, of their respective membership interests in or warrants to acquire membership interests in us;

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  the reimbursement of general and administrative expenses in excess of the quarterly general and administrative expenses cap;

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  the way in which we will elect the initial members of our board of directors; and

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  registration rights for the benefit of our existing investors.

We refer to this agreement as our "Stakeholders' Agreement" and have filed it as an exhibit to the registration statement of which this prospectus is a part.

        Redemption and Equity Exchange.    Pursuant to the terms of the Stakeholders' Agreement, our outstanding preferred units, together with accrued distributions, will be redeemed for cash with proceeds from this offering. The Stakeholders' Agreement further provides for the formula by which our units not being sold in the offering will be allocated among our existing investors.

        General and Administrative Expense Cap.    The Stakeholders' Agreement also provides that our existing investors will reimburse us for general and administrative expenses incurred by us in excess of the general and administrative expenses cap (subject to certain limitations) as discussed in more detail above under "—Copano/Operations, Inc."

        Corporate Governance.    The Stakeholders' Agreement provides that each of Copano Partners, L.P., CSFB Private Equity and EnCap Investments will have the ability to designate one of the members of our initial board of directors. The balance of our initial board of directors will consist of independent members, in accordance with Nasdaq National Market and SEC rules, and shall be subject to the unanimous approval of the initial designees. Following the offering, all members of our board of directors will be elected annually by the cumulative vote of our unitholders pursuant to the terms of our limited liability company agreement. Please read "Limited Liability Company Agreement—Election of Members of Our Board of Directors." Following consummation of the offering, the provisions regarding corporate governance contained in our Stakeholders' Agreement will be superseded by the provisions of our limited liability company agreement.

        Registration Rights.    Pursuant to the terms of our Stakeholders' Agreement, we have agreed to register for sale under the Securities Act and applicable state securities laws (subject to certain limitations) any common units proposed to be sold by Copano Partners, L.P., CSFB Private Equity or EnCap Investments or any of their respective affiliates. These registration rights require us to file one registration statement for each of these groups. We have also agreed to include any securities held by Copano Partners, L.P., CSFB Private Equity, EnCap Investments or any of their respective affiliates or by Mr. Northcutt or Mr. Assiff in any registration statement that we file to offer securities for cash, except an offering relating solely to an employee benefit plan and other similar exceptions. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

Acquisition of Special Units by Certain Executive Officers and Related Loans

        Effective January 31, 2002, we issued 54,000 common special units and 18,000 junior special units to Matthew J. Assiff, our Senior Vice President, Finance and Administration, in exchange for Mr. Assiff's agreement to pay us $63,000. On July 30, 2004, Copano Operations, as Mr. Assiff's employer, loaned Mr. Assiff $63,000 to fund Mr. Assiff's payment of the acquisition price for the special units. The promissory note evidencing this loan bore interest at 4.25% per annum and was payable by Mr. Assiff upon his assignment of the special units or upon certain liquidating events, including the completion of this offering. Immediately prior to the filing of this registration statement, Mr. Assiff received a distribution from his capital account of $63,000 and retired the outstanding obligations of this loan.

        Effective April 1, 2003, we issued 100,000 common special units and 40,000 junior special units to R. Bruce Northcutt, our President and Chief Operating Officer, in exchange for Mr. Northcutt's agreement to pay us $120,000. One-third of Mr. Northcutt's obligation was forgiven on April 1, 2004. On July 30, 2004, Copano Operations, as Mr. Northcutt's employer, loaned Mr. Northcutt $80,000 to fund Mr. Northcutt's payment to us on that date of the balance of the acquisition price for the special units. The promissory note evidencing this loan bore interest at 4.25% per annum and was payable upon the earlier of April 1, 2006, Mr. Northcutt's voluntary resignation or our termination of Mr. Northcutt's employment for cause. The promissory note additionally provided that so long as Mr. Northcutt continued to be employed by us, one half of the promissory note would have been forgiven on April 1, 2005 with the then outstanding balance forgiven on April 1, 2006. The promissory note would also have been forgiven upon a termination of Mr. Northcutt's employment other than for cause, upon his death or disability or upon certain liquidating events, including the completion of this offering. Immediately prior to the filing of this registration statement, Mr. Northcutt received a distribution from his capital account of $80,000 and retired the outstanding obligations of this loan.

Option to Purchase Limited Partnership Interest in Copano Partners, L.P.

        On April 26, 2002, Copano Partners, L.P. granted two options to a grantor trust of which Matthew J. Assiff, one of our executive officers, is the primary beneficiary. Each option is exercisable to acquire a 1% limited partnership interest in Copano Partners, L.P., which will own a 18.7% interest in us following the offering. Each option is currently exercisable and expires April 30, 2005. John R. Eckel, Jr., Charles R. Noll, Jr., Charles R. Barker, Jr. and Mr. Assiff are trustees under the trust and have shared voting and investment power.

Other Transactions

        Merrill Corporation, an affiliate of CSFB Private Equity, is providing us with printing and distribution services in connection with this offering. We expect the cost of such services to be approximately $0.4 million.

DESCRIPTION OF THE COMMON UNITS

The Units

        The common units and the subordinated units represent limited liability company interests in us. The holders of units are entitled to participate in distributions and exercise the rights or privileges available to unitholders under our limited liability company agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to distributions, please read this section, "Cash Distribution Policy" and "Description of the Subordinated Units." For a description of the rights and privileges of unitholders under our limited liability company agreement, including voting rights, please read "The Limited Liability Company Agreement."

Transfer Agent and Registrar

        Duties.                            will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following fees that will be paid by unitholders:

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  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

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  special charges for services requested by a holder of a common unit; and

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  other similar fees or charges.

        There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

        Resignation or Removal.    The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

        By transfer of common units in accordance with our limited liability company agreement, each transferee of common units shall be admitted as a unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of common units:

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  becomes the record holder of the common units and is an assignee until admitted into our company as a substituted unitholder;

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  automatically requests admission as a substituted unitholder in our company;

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  agrees to be bound by the terms and conditions of, and is deemed to have executed, our limited liability company agreement;

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  represents that the transferee has the capacity, power and authority to enter into the limited liability company agreement;

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  grants powers of attorney to our officers and any liquidator of our company as specified in the limited liability company agreement; and

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  makes the consents and waivers contained in the limited liability company agreement.

        An assignee will become a substituted unitholder of our company for the transferred common units upon admission by our board and the recording of the name of the assignee on our books and records.

        Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF THE SUBORDINATED UNITS

        The subordinated units are a separate class of limited liability company interests in our company, and the rights of holders of subordinated units to participate in distributions to unitholders differ from, and are subordinated to, the rights of the holders of common units. Unlike the common units, the subordinated units will not be publicly traded.

Cash Distribution Policy

        During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. For a more complete description of our cash distribution policy on the subordinated units, please read "Cash Distribution Policy — Distributions of Available Cash from Operating Surplus During the Subordination Period."

Conversion of the Subordinated Units

        Each subordinated unit will convert into one common unit at the end of the subordination period, which will end once we meet the financial tests set forth in the limited liability company agreement. For a more complete description of the circumstances under which the subordinated units will convert into common units, please read "Cash Distribution Policy — Subordination Period."

Distributions Upon Liquidation

        If we liquidate during the subordination period, we will allocate gain and loss to entitle the holders of common units a preference over the holders of subordinated units to the extent required to permit the common unitholders to receive their unrecovered initial unit price, plus the minimum quarterly distribution for the quarter during which liquidation occurs, plus any arrearages. For a more complete description of this liquidation preference, please read "Cash Distribution Policy — Distributions of Cash Upon Liquidation."

Limited Voting Rights

        For a description of the voting rights of holders of subordinated units, please read "The Limited Liability Company Agreement — Voting Rights."

THE LIMITED LIABILITY COMPANY AGREEMENT

        The following is a summary of the material provisions of our limited liability company agreement. The form of the limited liability company agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of the form of this agreement upon request at no charge.

        We summarize the following provisions of our limited liability company agreement elsewhere in this prospectus:

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  with regard to distributions of available cash, please read "Cash Distribution Policy."

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  with regard to the transfer of common units, please read "Description of the Common Units — Transfer of Common Units."

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  with regard to the election of members of our board of directors, please read "Management — Our Board of Directors."

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  with regard to allocations of taxable income and taxable loss, please read "Material Tax Consequences."

Organization

        Our company was formed in August 2001 and will remain in existence until dissolved in accordance with our limited liability company agreement.

Purpose

        Under our limited liability company agreement, we are permitted to engage, directly or indirectly, in any activity that our board of directors approves and that a limited liability company organized under Delaware law lawfully may conduct; provided, that our board of directors shall not cause us to engage, directly or indirectly, in any business activities that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

        Although our board of directors has the ability to cause us and our operating subsidiaries to engage in activities other than the midstream energy business, our board of directors has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or to our unitholders, including any duty to act in good faith or in the best interests of us or our unitholders. Our board of directors is authorized in general to perform all acts it deems to be necessary or appropriate to carry out our purposes and to conduct our business.

Fiduciary Duties

        Our limited liability company agreement provides that our business and affairs shall be managed under the direction of our board of directors, which shall have the power to appoint our officers. Our limited liability company agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or DGCL. Finally, our limited liability company agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to our limited liability company and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively.

Power of Attorney

        Each unitholder and each person who acquires a unit from a unitholder and executes and delivers a transfer application grants to our board of directors (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our limited liability company agreement.

Capital Contributions

        Unitholders are not obligated to make additional capital contributions, except as described below under "— Limited Liability."

Limited Liability

        Unlawful Distributions.    The Delaware Act provides that a unitholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware Act, a limited liability company may not make a distribution to a unitholder if, after the distribution, all liabilities of the company, other than liabilities to unitholders on account of their membership interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware Act, an assignee who becomes a substituted unitholder of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time he became a unitholder and that could not be ascertained from the limited liability company agreement.

        Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business.    Our subsidiaries will initially conduct business only in the State of Texas. We may decide to conduct business in other states, and maintenance of limited liability for us, as a member of our operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of unitholders for the obligations of a company have not been clearly established in many jurisdictions. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our unitholders.

Voting Rights

        The following matters require the unitholder vote specified below:

Election of members of the board of directors	Following our initial public offering we will have seven directors. Our limited liability company agreement provides that we will have a board of no more than ten members. Holders of our units will elect our directors on a cumulative voting basis. Please read "— Election of Members of Our Board of Directors."
Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under "— Issuance of Additional Securities."
Issuance of units senior to the common units during the subordination period	Unit majority.
Issuance of units junior to the common units during subordination period	No approval right.
Issuance of additional units after the subordination period	No approval right.
Amendment of the limited liability company agreement
Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "— Amendment of Our Limited Liability Company Agreement."
Merger of our company or the sale of all or substantially all of our assets	Unit majority. Please read "— Merger, Sale or Other Disposition of Assets."
Dissolution of our company	Unit majority. Please read "— Termination and Dissolution."

        Matters requiring the approval of a "unit majority" require:

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  during the subordination period, the approval of a majority of the common units and the subordinated units, voting together as a class; and

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  after the subordination period, the approval of a majority of the common units.

Issuance of Additional Securities

        Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and rights to buy securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 3,199,464 additional common units, or 50% of the common units outstanding immediately after this offering, or units on a parity with the common units, in each case, without the approval of the holders of a unit majority.

        During the subordination period or thereafter, we may issue an unlimited number of common units without the approval of the unitholders as follows:

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  upon exercise of the underwriters' over-allotment option;

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  upon conversion of the subordinated units;

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  for the redemption of common units or other equity securities of equal rank with the common units from the net proceeds of an issuance of common units or parity units, but only if the redemption price equals the net proceeds per unit, before expenses, to us;

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  under employee benefit plans;

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  upon conversion of units of equal rank with the common units into common units under some circumstances;

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  in the event of a combination or subdivision of common units;

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  in connection with an acquisition or an expansion capital improvement that increases cash flow from operations per unit on a pro forma or estimated pro forma basis; or

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  if the proceeds of the issuance are used to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement.

        During the subordination period, we may also issue, without unitholder approval, an unlimited number of securities that are similar to subordinated units because such units are not entitled, during the subordination period, to receive distributions of available cash from operating surplus until after the common units and parity units have been paid the minimum quarterly distribution and any arrearages.

        It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

        In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our board of directors, may have special voting rights to which the common units are not entitled.

        The holders of common units will not have preemptive rights to acquire additional common units or other securities.

Election of Members of Our Board of Directors

        At our first annual meeting of unitholders following this offering, members of our board of directors will be elected by our unitholders and will be subject to re-election on an annual basis at our annual meeting of unitholders. Our limited liability company agreement provides for "cumulative voting" in the election of directors. This means that: (1) a unitholder will be entitled to a number of votes equal to (i) the number of units that such unitholder is entitled to vote at the meeting (ii) multiplied by the number of directors to be elected at the annual meeting; and (2) a unitholder may (i) cast all such votes for a single director, (ii) distribute them evenly among the number of directors to be voted for at the annual meeting or (iii) distribute them among any two or more directors to be voted for at the annual meeting. For example, if you own 100 units and seven directors are nominated for election at our annual unitholders' meeting, then you will be entitled to cast 700 votes in the manner set forth in the preceding sentence. Cumulative voting permits a unitholder to concentrate his or her votes on fewer nominees, thereby allowing the unitholder potentially to have a greater impact on the outcome of the election with respect to one or more nominees. A unitholder holding a sufficient number of units may have the ability to elect one or more nominees to our board of directors without the support of other unitholders. Please read "Management — Our Board of Directors." Following this offering, our management, CSFB Private Equity and EnCap Investments will each control a number of units sufficient to allow each of them to elect at least one nominee to our board of directors.

Removal of Members of Our Board of Directors

        Any director may be removed, with or without cause, by the holders of a majority of the units then entitled to vote at an election of directors. However, no director may be removed (whether voting on the removal of an individual director or the removal of the entire board) without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors.

General and Administrative Expense Reimbursements

        Pursuant to our limited liability company agreement, our existing investors have agreed to reimburse us for our general and administrative expenses in excess of stated levels (subject to certain limitations) for a period of three years following the closing of this offering. Specifically, our general and administrative expenses (subject to certain adjustments and exclusions) will be limited, or capped, as follows:

Year	General and Administrative Expense Limitation
1	$6.0 million annually or $1.5 million per quarter
2	$6.6 million annually or $1.65 million per quarter
3	$7.2 million annually or $1.8 million per quarter

During this three-year period, the quarterly limitation on general and administrative expenses will be increased by 10% of the amount by which EBITDA for any quarter exceeds $5.2 million. Additionally, the cap may be extended beyond its initial three-year term at the same or a higher level by the affirmative vote of at least 95% of the common and subordinated units held by the existing investors or their transferees, voting together as a single class. This cap on general and administrative expenses excludes expenses we may incur in connection with potential acquisitions and capital improvements.

        To the extent our general and administrative expenses exceed this cap during the three years following the closing of this offering, each of our existing investors has agreed to reimburse us for an allocable share of those amounts. These reimbursements will be made on a quarterly basis and will be made from distributions payable to our existing investors with respect to the common and subordinated units they will own following this offering. To the extent that distributions received by an existing investor in any quarter during this three-year period are insufficient to reimburse us for its allocable share of the excess general and administrative expense, amounts not reimbursed will be paid by us.

        During this three-year period, the annual budget for our general and administrative expenses will require approval of a majority of the members of our board of directors, which approval shall not be unreasonably withheld. If the annual budget for general and administrative expenses is not approved, the budget for the preceding year will apply. Any change to the annual budget for general and administrative expenses which exceeds 10% of the budget for the prior year, or any adjustments to an approved annual budget exceeding 5% of the approved amount for such item, or 10% in the aggregate, during the applicable year, will require the unanimous approval of our directors affiliated with CSFB Private Equity, EnCap Investments and Copano Partners, L.P., which approval shall not be unreasonably withheld.

Amendment of Our Limited Liability Company Agreement

        General.    Amendments to our limited liability company agreement may be proposed only by or with the consent of our board of directors, which consent may be given or withheld at its option. To adopt a proposed amendment, other than the amendments discussed below, our board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our unitholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

        Prohibited Amendments.    No amendment may be made that would:

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  enlarge the obligations of any unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected;

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  provide that we are not dissolved upon an election to dissolve our company by our board of directors that is approved by a unit majority; or

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  give any person the right to dissolve our company other than our board of directors' right to dissolve our company with the approval of a unit majority.

        The provision of our limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting together as a single class.

        No Unitholder Approval.    Our board of directors may generally make amendments to our limited liability company agreement without the approval of any unitholder or assignee to reflect:

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  a change in our name, the location of our principal place of our business, our registered agent or our registered office;

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  the admission, substitution, withdrawal or removal of unitholders in accordance with our limited liability company agreement;

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  the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

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  a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our unitholders have limited liability under the laws of any state or to ensure that neither we, our operating subsidiaries nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

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  an amendment that is necessary, in the opinion of our counsel, to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

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  subject to the limitations on the issuance of additional securities described above, an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;

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  any amendment expressly permitted in our limited liability company agreement to be made by our board of directors acting alone;

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  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our limited liability company agreement;

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  any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our limited liability company agreement;

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  a change in our fiscal year or taxable year and related changes;

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  a merger, conversion or conveyance effected in accordance with the limited liability company agreement; and

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  any other amendments substantially similar to any of the matters described in the clauses above.

        In addition, our board of directors may make amendments to our limited liability company agreement without the approval of any unitholder or assignee if our board of directors determines that those amendments:

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  do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;

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  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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  are necessary or appropriate to facilitate the trading of common units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the common units are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our unitholders;

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  are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our limited liability company agreement; or

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  are required to effect the intent expressed in this prospectus or the intent of the provisions of our limited liability company agreement or are otherwise contemplated by our limited liability company agreement.

        Opinion of Counsel and Unitholder Approval.    Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our unitholders or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "— No Unitholder Approval" should occur. No other amendments to our limited liability company agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder of our company.

        Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

        Our board of directors is generally prohibited, without the prior approval of the holders of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our board of directors may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval. Following this offering, our management, CSFB Private Equity and EnCap Investments will control, in the aggregate, a 47.9% interest in our company, and would collectively have the ability to block a merger, sale or other disposition of our assets, even if such transaction would be in the best interest of the other unitholders.

        If the conditions specified in the limited liability company agreement are satisfied, our board of directors may merge our company or any of its subsidiaries into, or convey all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.

Termination and Dissolution

        We will continue as a company until terminated under our limited liability company agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by the holders of a unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of our company and our subsidiaries; or (3) the entry of a decree of judicial dissolution of our company.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless we are reconstituted and continued as a new company, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy — Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to our unitholders.

Anti-Takeover Provisions

        Our limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of our company without the approval of our board of directors. Specifically, our limited liability company agreement provides that we will elect to have Section 203 of the Delaware General Corporation Law apply to transactions in which an interested unitholder (as described below) seeks to enter into a merger or business combination with us. Under this provision, such a holder will not be permitted to enter into a merger or business combination with us unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction that resulted in the unitholder's becoming an interested unitholder;

  •
  upon consummation of the transaction that resulted in the unitholder's becoming an interested unitholder, the interested unitholder owned at least 85% of our outstanding units at the time the transaction commenced, excluding for purposes of determining the number of units outstanding those units owned:

  •
  by persons who are directors and also officers; and

  •
  by employee unit plans in which employee participants do not have the right to determine confidentially whether units held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our unitholders, and not by written consent, by the affirmative vote of at least a majority of our outstanding voting units that are not owned by the interested unitholder.

        Section 203 defines "business combination" to include:

  •
  any merger or consolidation involving the company and the interested unitholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested unitholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any units of the company to the interested unitholder;

  •
  any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested unitholder; or

  •
  the receipt by the interested unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

        In general, Section 203 defines an "interested unitholder" as any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding voting units of the company and any entity or person affiliated with or controlling or controlled by such entity or person.

        The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for common units held by unitholders.

Limited Call Right

        If at any time any person owns more than 90% of the then-issued and outstanding membership interests of any class, such person will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by our management, on at least 10 but not more than 60 days' notice. The unitholders are not entitled to dissenters' rights of appraisal under the limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

  •
  the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or

  •
  the current market price as of the date three days before the date the notice is mailed.

        As a result of this limited call right, a holder of membership interests in our company may have his membership interests purchased at an undesirable time or price. Please read "Risk Factors — Risks Related to Our Structure." The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Tax Consequences — Disposition of Common Units."

Meetings; Voting

        All notices of meetings of unitholders shall be sent or otherwise given in accordance with Section 11.4 of our limited liability company agreement not less than 10 nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of unitholders.

        Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a unitholder, shall be voted at the written direction of the record holder by a proxy designated by our board of directors. Absent direction of this kind, the common units will not be voted, except that common units held by us on behalf of non-citizen assignees shall be voted in the same ratios as the votes of unitholders on other units are cast.

        Any action required or permitted to be taken by our unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such unitholders.

        Meetings of the unitholders may only be called by a majority of our board of directors. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

        Each record holder of a unit has a vote according to his percentage interest in us, although additional units having special voting rights could be issued. Please read "— Issuance of Additional Securities." Common units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as otherwise provided in the limited liability company agreement, subordinated units will vote together with common units as a single class.

        Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our limited liability company agreement will be delivered to the record holder by us or by the transfer agent.

Non-Citizen Assignees; Redemption

        If we or any of our subsidiaries are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our board of directors, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any unitholder or assignee, we may redeem, upon 30 days' advance notice, the units held by the unitholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of directors may require each unitholder or assignee to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of directors determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted unitholder, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

        Under our limited liability company agreement, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, fiduciary or trustee of any or our affiliates. Additionally, we shall indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person is or was an employee (other than an officer) or agent of our company.

        Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.

Books and Reports

        We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

        We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

        We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of unitholders can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right To Inspect Our Books and Records

        Our limited liability company agreement provides that a unitholder can, for a purpose reasonably related to his interest as a unitholder, upon reasonable demand and at his own expense, have furnished to him:

  •
  a current list of the name and last known address of each unitholder;

  •
  a copy of our tax returns;

  •
  information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each unitholder and the date on which each became a unitholder;

  •
  copies of our limited liability company agreement, the certificate of formation of the company, related amendments and powers of attorney under which they have been executed;

  •
  information regarding the status of our business and financial condition; and

  •
  any other information regarding our affairs as is just and reasonable.

        Our board of directors may, and intends to, keep confidential from our unitholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our best interests, information that could damage our company or our business, or information that we are required by law or by agreements with a third party to keep confidential.

UNITS ELIGIBLE FOR FUTURE SALE

        After the sale of the common units offered hereby, and assuming that the over-allotment option is not exercised, affiliates of our management, CSFB Private Equity and EnCap Investments will hold an aggregate of 1,398,929 common units and 3,199,464 subordinated units. Assuming we satisfy the earnings and distribution requirements contained in our limited liability company agreement, all of our subordinated units will convert into common units at the end of the subordination period. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

        The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1% of the total number of the securities outstanding; or

  •
  the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

        Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

        Prior to the end of the subordination period, we may not issue equity securities of the company ranking prior or senior to the common units or an aggregate of more than 3,199,464 common units or an equivalent amount of securities ranking on a parity with the common units, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under "The Limited Liability Company Agreement — Issuance of Additional Securities."

        Our limited liability company agreement provides that, after the subordination period, we may issue an unlimited number of equity securities of any type without a vote of the unitholders. Our limited liability company agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Limited Liability Company Agreement — Issuance of Additional Securities."

        Pursuant to the Stakeholders' Agreement, affiliates of our management, CSFB Private Equity and EnCap Investments have the right to cause us to register under the Securities Act and state laws the offer and sale of any units that they hold. Subject to the terms and conditions of our limited liability company agreement, these registration rights allow affiliates of our management, CSFB Private Equity and EnCap Investments or their respective assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, affiliates of our management, CSFB Private Equity and EnCap Investments may sell their units in private transactions at any time, subject to compliance with applicable laws.

        We, affiliates of our management, CSFB Private Equity and its affiliates, and EnCap Investments and its affiliates, and the members of our board of directors and executive officers of our company, have agreed not to sell any common units we beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

        This section is a summary of the material tax consequences that we believe may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to us, insofar as it relates to United States federal income tax matters. This section is based on current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Copano Energy, L.L.C. and the operating subsidiaries.

        This section does not address all federal income tax matters that affect us or the unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts ("REITs") or mutual funds. Accordingly, each prospective unitholder is urged to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of our common units.

        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

        No ruling has been or will be requested from the IRS regarding any matter that affects us or prospective unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

  (1)
  the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "— Tax Consequences of Unit Ownership — Treatment of Short Sales");

  (2)
  whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read "— Disposition of Common Units — Allocations Between Transferors and Transferees"); and

  (3)
  whether our method for depreciating Section 743 adjustments is sustainable (please read "— Tax Consequences of Unit Ownership — Section 754 Election").

Partnership Status

        A limited liability company is treated as a partnership for federal income tax purposes and, therefore, is not a taxable entity and incurs no federal income tax liability. Instead, each unitholder of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him. Distributions by a partnership to a unitholder are generally not taxable to the partner unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interests.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to herein as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the processing, transportation and marketing of natural resources, including natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current income does not constitute qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by us and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that more than 90% of our current gross income constitutes qualifying income.

        No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status or the status of the operating subsidiaries for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based on the Internal Revenue Code, applicable regulations, published revenue rulings and court decisions and the representations set forth below, we will be treated as a partnership for federal income tax purposes.

        In rendering its opinion, Vinson & Elkins L.L.P. has relied on the following factual representations made by us and the assumption that we will continually comply with such representations:

  (a)
  We have not elected nor will we elect to be treated as a corporation; and

  (b)
  For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

        If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation would be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

        The remainder of this section is based on Vinson & Elkins L.L.P.'s opinion that we will be classified as a partnership for federal income tax purposes.

Unitholder Status

        Unitholders who become members of our company will be treated as partners of our company for federal income tax purposes. Also:

  (a)
  assignees who have executed and delivered transfer applications, and are awaiting admission as members, and

  (b)
  unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of our company for federal income tax purposes.

        As there is no direct authority addressing the federal tax treatment of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

        A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "— Tax Consequences of Unit Ownership — Treatment of Short Sales."

        Income, gain, loss, or deduction would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in our company for federal income tax purposes.

Tax Consequences of Unit Ownership

  Flow-through of Taxable Income

        We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

  Treatment of Distributions

        Cash distributions made by us to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of his tax basis in his common units generally will be considered to be gain from the sale or exchange of those common units, taxable in accordance with the rules described under "— Disposition of Common Units" below. To the extent that cash distributions made by us cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "— Limitations on Deductibility of Losses."

        Any reduction in a unitholder's share of our liabilities for which no partner bears the economic risk of loss, known as "non-recourse liabilities," will be treated as a distribution of cash to that unitholder. A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

  Ratio of Taxable Income to Distributions

        We estimate that a purchaser of our common units in this offering who holds those common units from the date of closing of this offering through December 31, 2007, will be allocated an amount of federal taxable income for that period that will be less than 20% of the cash distributed to the unitholder with respect to that period. We anticipate that thereafter, the ratio of taxable income allocable to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we intend to adopt and with which the IRS could disagree. Accordingly, these estimates may not prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

  Initial Basis of Common Units

        A unitholder's initial tax basis for his common units generally will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis generally will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "— Disposition of Common Units — Recognition of Gain or Loss."

  Limitations on Deductibility of Losses

        The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or certain tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

        In general, a unitholder will be at risk to the extent of his tax basis in his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment, or any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement. A unitholder's at-risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

        The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Similarly, a unitholder's share of our net income may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

  Limitations on Interest Deductions

        The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

  •
  interest on indebtedness properly allocable to property held for investment;

  •
  our interest expense attributable to portfolio income; and

  •
  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

        Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of our portfolio income will be treated as investment income.

  Entity-Level Collections

        If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the limited liability company agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

   Allocation of Income, Gain, Loss and Deduction

        In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, gross income will be allocated to the recipients to the extent of those distributions. If we have a net loss for the entire year, that amount of loss will be allocated to the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts.

        Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder who purchases common units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

        Our existing investors have agreed to reimburse us for our general and administrative expenses in excess of stated levels. We will treat the reimbursements of general and administrative expenses made by the existing investors as a capital contribution to us. At the end of each quarter, we will make a corresponding special allocation of deductions to our existing investors in the amount of the reimbursements for the general and administrative expenses received by us. Please read "Certain Relationships and Related Party Transactions."

        Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "— Tax Consequences of Unit Ownership — Section 754 Election" and "— Disposition of Common Units — Allocations Between Transferors and Transferees," allocations under our limited liability company agreement will be given effect for federal income tax purposes in determining a unitholder's share of an item of income, gain, loss or deduction.

  Treatment of Short Sales

        A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

  •
  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

  •
  any cash distributions received by the unitholder as to those units would be fully taxable; and

  •
  all of these distributions would appear to be ordinary income.

        Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read "— Disposition of Common Units — Recognition of Gain or Loss."

  Alternative Minimum Tax

        Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in our units on their liability for the alternative minimum tax.

  Tax Rates

        In general, the highest effective federal income tax rate for individuals currently is 35% and the maximum federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

  Section 754 Election

        We intend to make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us, and it belongs only to the purchaser and not to other unitholders. Please also read, however, "— Allocation of Income, Gain, Loss and Deduction" above. For purposes of this discussion, a unitholder's inside basis in our assets has two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

        Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we intend to adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our limited liability company agreement, our board of directors is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury regulations. Please read "— Tax Treatment of Operations — Uniformity of Units."

        Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury regulation

Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "— Tax Treatment of Operations — Uniformity of Units."

        A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

  Accounting Method and Taxable Year

        We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "— Disposition of Common Units — Allocations Between Transferors and Transferees."

   Tax Basis, Depreciation and Amortization

        The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders as of that time. Please read "— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction."

        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction" and "— Disposition of Common Units — Recognition of Gain or Loss."

        The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

  Valuation and Tax Basis of Our Properties

        The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

  Recognition of Gain or Loss

        Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. A portion of this gain or loss, which may be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or "inventory items" that we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and those Treasury regulations.

        Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

  •
  a short sale;

  •
  an offsetting notional principal contract; or

  •
  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

  Allocations Between Transferors and Transferees

        In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

        The use of this method may not be permitted under existing Treasury regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury regulations.

        A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

  Notification Requirements

        A purchaser of units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to notify us of a purchase may lead to the imposition of substantial penalties.

  Constructive Termination

        We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal

Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

        Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "— Tax Consequences of Unit Ownership — Section 754 Election."

        We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "— Tax Consequences of Unit Ownership — Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "— Disposition of Common Units — Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

        Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

        Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. A significant portion of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

        A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will constitute that type of income.

        Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective applicable rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

        In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

  Information Returns and Audit Procedures

        We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder's share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability and possibly may result in an audit of his own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The limited liability company agreement appoints Copano Partners, L.P. as our Tax Matters Partner, subject to redetermination by our board of directors from time to time.

        The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

  Nominee Reporting

        Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  (a)
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  (b)
  whether the beneficial owner is:

  (1)
  a person that is not a United States person,

  (2)
  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

  (3)
  a tax-exempt entity;

  (c)
  the amount and description of units held, acquired or transferred for the beneficial owner; and

  (d)
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

  Registration as a Tax Shelter

        The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we will register as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration were required and not undertaken. We will supply our tax shelter registration number to you when one has been assigned to us.

        Issuance of this registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

        A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the tax shelter registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the tax shelter registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Internal Revenue Service Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is reported. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

        Recently issued Treasury regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a "reportable transaction." Unitholders may be required to file this form with the IRS if we participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors. Unitholders are urged to consult with their own tax advisor concerning the application of any of these factors to their investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury Regulations also impose obligations on "material advisors" that organize, manage or sell interests in registered "tax shelters." As stated above, we will register as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including unitholder names and tax identification numbers, and to furnish this information to the IRS upon request. Unitholders are urged to consult with their own tax advisor concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

  Accuracy-Related Penalties

        A penalty in an amount equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  (1)
  for which there is, or was, "substantial authority," or

  (2)
  as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

        More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive share of unitholders might result in the kind of an "understatement" for which no "substantial authority" exists but for which a reasonable basis for the tax treatment of such item exists, we must disclose the relevant facts on our return. In such a case, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

        In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business and own property in Texas. Texas does not currently impose a personal income tax. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we may do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "— Tax Consequences of Unit Ownership — Entity-Level Collections." Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him.

INVESTMENT IN OUR COMPANY BY EMPLOYEE BENEFIT PLANS

        An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

  •
  whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

  •
  whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

        The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

        In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

        The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

  (a)
  the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

  (b)
  the entity is an "operating company," — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

  (c)
  there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

        Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

        Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase from us the number of common units set forth opposite the underwriter's name.

Name	Number of Common Units
RBC Capital Markets Corporation
KeyBanc Capital Markets, a Division of McDonald Investments Inc.
Sanders Morris Harris Inc.

Total	5,000,000

        The underwriting agreement provides that the underwriters' obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement and that if any of our common units are purchased by the underwriters, all of our common units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in the condition of us or in the financial markets and that we deliver to the underwriters customary closing documents.

        The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. This underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us to purchase the common units. On a per unit basis, the underwriting fee is      % of the initial price to the public.

Paid by Us
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

        We estimate that total expenses of the offering, other than underwriting discounts and commissions, will be approximately $2.0 million.

        We have been advised by the underwriters that the underwriters propose to offer our common units directly to the public at the initial price to the public set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of $    per unit. The underwriters may allow, and the dealers may reallow, a concession not in excess of $    per unit to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that may be required to be made with respect to these liabilities.

        We have granted to the underwriters an option to purchase up to an aggregate of 750,000 additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus exercisable solely to cover over-allotments, if any. Such option may be exercised in whole or in part at any time until 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters.

        We, affiliates of our management, CSFB Private Equity and its affiliates, EnCap Investments and its affiliates, and members of our board of directors and our executive officers have agreed that we will not, directly or indirectly, sell, offer or otherwise dispose of any common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 180 days after the date of this prospectus without the prior written consent of RBC Capital Markets Corporation. The restrictions described in this paragraph do not apply to:

  •
  The sale of common units to the underwriters; or

  •
  Restricted units issued by us under the long-term incentive plan or upon the exercise of options issued under the long-term incentive plan.

        RBC Capital Markets Corporation, in its sole discretion, may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, RBC Capital Markets Corporation will consider, among other factors, the unitholders' reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

  •
  Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, which we refer to in this prospectus as a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

        We intend to list our common units on the Nasdaq National Market under the symbol "CPNO."

        Prior to this offering, there has been no public market for the common units. The initial public offering price was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price included the following:

  •
  the information set forth in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history and the prospects for the industry in which we will compete;

  •
  the ability of our management;

  •
  our prospects for future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

        Some of the underwriters and their affiliates may in the future perform various financial advisory, investment banking and other commercial banking services in the ordinary course of business for us for which they will receive customary compensation. Certain underwriters and their affiliates have performed, and may in the future perform, various financial advisory, investment banking and other commercial banking services in the ordinary course of business with us and our affiliates for which they have received or will receive customary compensation.

        In addition, an affiliate of RBC Capital Markets Corporation is a lender under our pipeline segment revolving credit facility and will be partially repaid with a portion of the net proceeds from this offering.

        Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

        No sales to accounts over which any underwriter exercises discretionary authority may be made without the prior written approval of the customer.

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any units. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

VALIDITY OF THE COMMON UNITS

        The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered by us will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

        The consolidated financial statements of Copano Energy Holdings, L.L.C. and subsidiaries as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in this prospectus (which report expresses an unqualified opinion and includes an explanatory paragraph related to changes in accounting for goodwill and intangible assets and, effective July 1, 2003, the changes in accounting for financial instruments with characteristics of both liabilities and equity), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Webb/Duval Gatherers as of December 31, 2002 and for the period from February 1, 2002 through December 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in this prospectus and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at l-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's web site.

        We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other "forward-looking" information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

Copano Energy, L.L.C. Unaudited Pro Forma Consolidated Financial Statements:
Introduction
Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2004
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003
Unaudited Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2004
Notes to Unaudited Pro Forma Consolidated Financial Statements
Copano Energy Holdings, L.L.C. and Subsidiaries Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2002 and 2003 and as of March 31, 2004 (unaudited)
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (unaudited)
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (unaudited)
Consolidated Statements of Members' Capital and Comprehensive Income (Loss) for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2004 (unaudited)
Notes to the Consolidated Financial Statements
Webb/Duval Gatherers Financial Statements:
Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2002 and 2003 (unaudited)
Statements of Operations for the period from February 1, 2002 through December 31, 2002 and the year ended December 31, 2003 (unaudited)
Statements of Cash Flows for the period from February 1, 2002 through December 31, 2002 and the year ended December 31, 2003 (unaudited)
Statements of Partners' Capital for the period from February 1, 2002 through December 31, 2002 and the year ended December 31, 2003 (unaudited)
Notes to Financial Statements

COPANO ENERGY, L.L.C.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

        Following are the unaudited pro forma consolidated financial statements of Copano Energy, L.L.C. as of March 31, 2004, for the year ended December 31, 2003 and for the three months ended March 31, 2004. The pro forma financial information gives effect to the public offering of common units and related transactions. The unaudited pro forma consolidated balance sheet assumes that the initial public offering occurred as of March 31, 2004, and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and for the three months ended March 31, 2004 assume that the offering occurred on January 1, 2003. The transaction adjustments are described in the accompanying notes to the unaudited pro forma consolidated financial statements.

        The unaudited pro forma consolidated financial statements and accompanying notes should be read together with the related historical consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet and the pro forma consolidated statements of operations were derived by adjusting the historical consolidated financial statements of Copano Energy Holdings, L.L.C. and its subsidiaries. On July 27, 2004, Copano Energy Holdings, L.L.C. changed its name to Copano Energy, L.L.C. These adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of the offering may differ from the effects reflected in the unaudited pro forma consolidated financial statements. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited consolidated pro forma financial statements.

        The unaudited pro forma consolidated financial statements are not necessarily indicative of the consolidated financial condition or results of operations of Copano Energy, L.L.C. had the offering actually been completed at the beginning of the period or as of the date specified. Moreover, the unaudited pro forma consolidated financial statements do not project consolidated financial position or results of operations of Copano Energy, L.L.C. for any future period or at any future date.

COPANO ENERGY, L.L.C.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
MARCH 31, 2004

	Copano Energy Holdings and Subsidiaries	Offering Adjustments		Pro Forma
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$6,699	$100,000 (9,059 (73,387 (983 (16,571 183 (183)	(a) )(b) )(c) )(e) )(f) (g) (h)	$6,699
Accounts receivable, net	31,107	—		31,107
Accounts receivable from affiliates	701	—		701
Prepayments and other current assets	706	—		706

Total current assets	39,213	—		39,213

Property, plant and equipment, net	116,393	—		116,393

Intangible assets, net	4,499	—		4,499
Investment in unconsolidated affiliate	4,301	—		4,301
Other assets, net	4,709	(1,276 (1,074	)(b) )(d)	2,359

Total assets	$169,115	$(2,350)		$166,765

LIABILITIES AND MEMBERS' CAPITAL
Current liabilities:
Accounts payable	$34,235	$—		$34,235
Accounts payable to affiliates	962	—		962
Other current liabilities	2,527	(1,211	)(c)	1,486
		170	(i)

Total current liabilities	37,724	(1,041)		36,683

Long-term debt	68,513	(16,571	)(f)	51,942
Other noncurrent liabilities	983	(983	)(e)	—
Redeemable preferred units	63,177	(63,177	)(c)	—
Members' capital:
Common units	3,471	100,000 (10,335 1,503	(a) )(b) (j)	94,639
Subordinated units	—	11,376	(j)	11,376
Common special units	154	(154	)(h)	—
Junior units	526	(526	)(j)	—
Junior special units	29	(29	)(h)	—
Paid-in capital	12,353	(12,353	)(j)	—
Accumulated deficit	(17,632)	(8,999 (1,074 (170	)(c) )(d) )(i)	(27,875)
Subscription receivable	(183)	183	(g)	—

Total members' capital	(1,282)	79,422		78,140

Total liabilities and members' capital	$169,115	$(2,350)		$166,765

See accompanying notes to the unaudited pro forma consolidated financial statements.

COPANO ENERGY, L.L.C.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

	Copano Energy Holdings and Subsidiaries	Offering Adjustments		Pro Forma
	(In thousands, except per unit amounts)
Revenue:
Natural gas sales	$315,531	$—		$315,531
Natural gas liquids	60,307	—		60,307
Transportation, compression and processing fees	7,723	—		7,723
Other	1,010	—		1,010

Total revenue	384,571	—		384,571

Costs and expenses:
Cost of natural gas sold	350,726	—		350,726
Transportation	2,650	—		2,650
Operations and maintenance	10,854	—		10,854
Depreciation and amortization	6,091	—		6,091
General and administrative(s)	5,849	—		5,849
Taxes other than income	926	—		926
Equity in loss from unconsolidated affiliate	127	—		127

Total costs and expenses	377,223	—		377,223

Operating income	7,348	—		7,348
Interest and other income	43	—		43
Interest and other financing costs	(12,108)	5,531 3,720	(k) (l)	(2,857)

Income (loss) from continuing operations(m)	$(4,717)	$9,251		$4,534

Weighted average units outstanding:
Common units	1,030	5,000 2,611 (2,242	(o) (q) )(q)	6,399
Subordinated units	—	3,199	(q)	3,199
Common special units	129	(20 (109	)(p) )(q)	—
Junior units	620	(312 (308	)(p) )(q)	—
Junior special units	58	(29 (29	)(p) )(q)	—

Total weighted average units outstanding				9,598

Basic and diluted per unit loss from continuing operations:(n)
Common units	$(7.52)

Common special units	$(7.52)

Basic and diluted income from continuing operations				$0.47	(r)

See accompanying notes to the unaudited pro forma consolidated financial statements.

COPANO ENERGY, L.L.C.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2004

	Copano Energy Holdings and Subsidiaries	Offering Adjustments		Pro Forma
	(In thousands, except per unit amounts)
Revenue:
Natural gas sales	$61,888	$—		$61,888
Natural gas liquids	30,460	—		30,460
Transportation, compression and processing fees	3,408	—		3,408
Other	390	—		390

Total revenue	96,146	—		96,146

Costs and expenses:
Cost of natural gas sold	85,957	—		85,957
Transportation	419	—		419
Operations and maintenance	2,959	—		2,959
Depreciation and amortization	1,602	—		1,602
General and administrative(s)	1,726	—		1,726
Taxes other than income	250	—		250
Equity in earnings of unconsolidated affiliate	(259)	—		(259)

Total costs and expenses	92,654	—		92,654

Operating income	3,492	—		3,492
Interest and other income	7	—		7
Interest and other financing costs	(4,119)	2,286 918	(k) (l)	(915)

Income (loss) from continuing operations	$(620)	$3,204		$2,584

Weighted average units outstanding:
Common units	1,030	5,000 2,611 (2,242	(o) (q) )(q)	6,399
Subordinated units	—	3,199	(q)	3,199
Common special units	154	(45 (109	)(p) )(q)	—
Junior units	620	(312 (308	)(p) )(q)	—
Junior special units	58	(29 (29	)(p) )(q)	—

Total weighted average units outstanding				9,598

Basic and diluted per unit loss from continuing operations:(n)
Common units	$(0.52)

Common special units	$(0.52)

Basic and diluted per unit income from continuing operations				$0.27 (r)

See accompanying notes to the unaudited pro forma consolidated financial statements.

COPANO ENERGY, L.L.C.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Offering and Transactions

        The unaudited pro forma consolidated financial statements reflect the following transactions:

  •
  the public offering of 5,000,000 common units at an assumed initial public offering price of $20.00 per common unit resulting in aggregate proceeds of $100.0 million;

  •
  payment of underwriting fees and commissions, and other fees and expenses associated with the offering, estimated to be approximately $10,335,000;

  •
  redemption of the redeemable preferred units; and

  •
  pay down of senior indebtedness and certain other obligations with proceeds from the offering.

Pro Forma Adjustments

  Balance Sheet

  (a)
  Reflects the public offering of 5,000,000 common units at an assumed initial public offering price of $20.00 per common unit resulting in aggregate proceeds of $100.0 million.

  (b)
  Reflects the payment of underwriters' discounts and commissions and estimated remaining offering expenses of $9,059,000 and the reclass of $1,276,000 of offering costs incurred as of March 31, 2004 from "other assets" to "members' capital." The total of $10,335,000 of underwriters' discounts and commissions and offering expenses will be allocated to the common units.

  (c)
  Record payment of $73,387,000 to redeem the outstanding redeemable preferred units. The amount payable includes (i) principal allocated to the preferred units of $63,177,000, (ii) accrued interest of $1,211,000 for February and March 2004 and (iii) interest expense of $8,999,000 which represents the write off of the remaining discount associated with the redeemable preferred units since these units are redeemed with proceeds from the offering and such redemption is considered an early extinguishment of debt.

  (d)
  Reflects expense related to the write off of the unamortized balance of issuance costs associated with the redeemable preferred units.

  (e)
  Represents the payment of $983,000 of certain other obligations.

  (f)
  Reflects repayment of existing indebtedness.

  (g)
  Records proceeds of $183,000 from two executive officers related to the subscription receivable.

  (h)
  Records special capital account distributions totaling $183,000 to two executive officers holding common special and junior special units.

  (i)
  Represents a one-time bonus to an executive officer upon completion of this offering pursuant to the terms of the executive officer's employment agreement.

  (j)
  Reflects the reclassification of existing common, special common, junior and junior special units and warrants outstanding into new common and subordinated units.

  Statements of Operations

  (k)
  Reflects the reversal of interest expense, accretion of the discount and amortization of issuance costs related to the redeemable preferred units since the preferred units are to be redeemed using proceeds from the offering. For the year ended December 31, 2003, the reversal of historical interest expense, accretion of the discount and amortization of issuance costs represents six months of activity. Prior to July 1, 2003 and the adoption of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," the distribution of paid-in-kind preferred units and the accretion of the discount were recorded as a direct reduction to retained earnings.

  (l)
  Reflects a reduction in interest expense of $3,720,000 and $918,000 for the year ended December 31, 2003 and for the three months ended March 31, 2004, respectively, related to the repayment of existing indebtedness using proceeds from the offering.

  (m)
  Excludes a nonrecurring charge of $10,928,000 related to the write-off of the remaining discount associated with the redeemable preferred units since the preferred units are to be redeemed with proceeds from the offering and such redemption is considered an early extinguishment of debt.

  (n)
  Loss per unit from continuing operations has not been presented for junior units and junior special units as such units are not entitled to share in earnings for the periods presented.

  (o)
  Reflects public offering of 5,000,000 common units.

  (p)
  Reflects the reduction of existing special common, junior and junior special units prior to converting into common and subordinated units.

  (q)
  Reflects the exchange of existing common, special common, junior and junior special units and warrants outstanding into new common and subordinated units.

  (r)
  The weighted average units outstanding used in the net income per unit calculation includes the common and subordinated units. Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated to holders of the common units and subordinated units by the number of common units and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding of 9,598,393 was assumed to have been outstanding since January 1, 2003. Basic and diluted pro forma net income per unit is equal, as there are no dilutive units outstanding.

  (s)
  Excludes the pro forma impact of general and administrative expense reimbursements that would have been made in accordance with our limited liability company agreement. On a pro forma basis, such reimbursement amounts would have been approximately $0 and $0.2 million for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

  Description of Equity Interest

        The common and subordinated units represent limited liability company interests in Copano Energy, L.L.C. The holders of the units are entitled to participate in distributions and exercise the rights and privileges available to unitholders under the limited liability company agreement.

        The common units will have the right to receive a minimum quarterly distribution of $0.4125 per unit, plus any arrearages on the common units, before any distribution is made to the holders of the subordinated units.

        The subordinated units generally receive quarterly cash distributions only when the common units have received a minimum quarterly distribution of $0.4125 per unit for each quarter since the commencement of operations. Subordinated units will convert into common units on a one-for-one basis when the subordination period ends. The subordination period will end when Copano Energy, L.L.C. meets financial tests specified in the limited liability company agreement but generally cannot end before September 30, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of Copano Energy Holdings, L.L.C. and Subsidiaries:

        We have audited the accompanying consolidated balance sheets of Copano Energy Holdings, L.L.C. and subsidiaries (the "Companies") as of December 31, 2003 and 2002, and the related consolidated statements of operations, members' capital and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Copano Energy Holdings, L.L.C. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 3 to the financial statements, effective January 1, 2002, the Companies changed their accounting for goodwill and intangible assets and effective July 1, 2003, the Companies changed their accounting for financial instruments with the characteristics of both liabilities and equity.

/s/ Deloitte & Touche LLP
Houston, Texas
May 28, 2004

COPANO ENERGY HOLDINGS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31, 2004
	2002	2003
			(unaudited)
	(In thousands, except unit information)
ASSETS
Current assets:
Cash and cash equivalents	$5,136	$4,607	$6,699
Escrow cash	1,000	1,001	—
Accounts receivable, net	24,455	25,605	31,107
Accounts receivable from affiliates	27	651	701
Prepayments and other current assets	1,197	1,035	706

Total current assets	31,815	32,899	39,213

Property, plant and equipment, net	116,888	117,032	116,393

Intangible assets, net	4,240	4,397	4,499
Investment in unconsolidated affiliate	4,319	4,072	4,301
Other assets, net	2,259	3,309	4,709

Total assets	$159,521	$161,709	$169,115

LIABILITIES AND MEMBERS' CAPITAL
Current liabilities:
Accounts payable	$26,268	$31,369	$34,235
Accounts payable to affiliates	932	1,371	962
Current portion of long-term debt	—	7,800	—
Other current liabilities	2,436	1,960	2,527

Total current liabilities	29,636	42,500	37,724

Long-term debt, net of current portion	43,100	27,500	68,513
Subordinated debt	25,640	30,398	—
Other noncurrent liabilities	1,009	991	983
Redeemable preferred units ($100 face value, 1,000,000 units authorized, 644,880 units, 703,870 units and 721,759 units issued and outstanding as of December 31, 2002 and 2003 and March 31, 2004, respectively)	53,559	60,982	63,177
Commitments and contingencies (Note 15)
Members' capital:
Common units, no par value, 5,000,000 units authorized, 1,030,000 units issued and outstanding	3,471	3,471	3,471
Common special units, no par value, 54,000 units, 154,000 units and 154,000 units outstanding as of December 31, 2002 and 2003 and March 31, 2004, respectively	54	154	154
Junior units, no par value, 620,000 units authorized, issued and Outstanding	526	526	526
Junior special units, no par value, 18,000 units, 58,000 units and 58,000 units outstanding as of December 31, 2002 and 2003, March 31, 2004, respectively	9	29	29
Paid-in capital	11,095	12,353	12,353
Accumulated deficit	(8,289)	(17,012)	(17,632)
Subscription receivable	(63)	(183)	(183)
Accumulated other comprehensive loss	(226)	—	—

	6,577	(662)	(1,282)

Total liabilities and members' capital	$159,521	$161,709	$169,115

The accompanying notes are an integral part of these consolidated financial statements.

COPANO ENERGY HOLDINGS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
	(In thousands, except unit information)
Revenue:
Natural gas sales	$121,321	$138,655	$315,521	$89,397	$61,888
Natural gas sales — affiliates	—	—	10	—	—
Natural gas liquids sales	32,146	77,230	60,307	20,497	30,460
Natural gas liquids sales — affiliates	119	—	—	—	—
Transportation, compression and processing fees	5,738	7,704	7,690	1,823	3,391
Transportation, compression and processing fees — affiliates	163	46	33	11	17
Other	882	1,261	1,010	402	390

Total revenue	160,369	224,896	384,571	112,130	96,146

Costs and expenses:
Cost of natural gas and natural gas liquids	139,867	194,640	348,336	98,864	85,224
Cost of natural gas and natural gas liquids — affiliates	965	2,189	2,390	949	733
Transportation	2,007	2,605	2,469	1,073	328
Transportation — affiliates	542	91	181	40	91
Operations and maintenance	4,960	9,562	10,854	2,626	2,959
Depreciation and amortization	3,326	5,539	6,091	1,447	1,602
General and administrative	2,171	4,177	5,849	1,317	1,726
Taxes other than income	435	891	926	243	250
Equity in loss (earnings) from unconsolidated affiliate	—	584	127	162	(259)

Total costs and expenses	154,273	220,278	377,223	106,721	92,654

Operating income	6,096	4,618	7,348	5,409	3,492
Other income (expense):
Interest and other income	183	101	43	10	7
Interest and other financing costs	(2,227)	(6,360)	(12,108)	(1,678)	(4,119)

Net income (loss)	$4,052	$(1,641)	$(4,717)	$3,741	$(620)

Basic net income (loss) per unit:
Common units	$2.84	$(8.40)	$(7.52)	$1.60	$(0.52)
Common special units	$—	$(8.40)	$(7.52)	$1.60	$(0.52)
Basic weighted average number of units:
Common units	1,030	1,030	1,030	1,030	1,030
Common special units	—	49	129	54	154
Diluted net income (loss) per unit:
Common units	$0.85	$(8.40)	$(7.52)	$0.75	$(0.52)
Common special units	$—	$(8.40)	$(7.52)	$0.75	$(0.52)
Diluted weighted average number of units:
Common units	4,780	1,030	1,030	4,780	1,030
Common special units	—	49	129	54	154

The accompanying notes are an integral part of these consolidated financial statements.

COPANO ENERGY HOLDINGS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
	(In thousands)
Cash Flows From Operating Activities:
Net income (loss)	$4,052	$(1,641)	$(4,717)	$3,741	$(620)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,326	5,539	6,091	1,447	1,602
Amortization of debt issue costs	127	531	940	400	567
Equity in loss (earnings) from unconsolidated affiliate	—	584	127	162	(259)
Payment-in-kind interest on subordinated debt	1,154	3,286	3,908	885	814
Payment-in-kind interest to preferred unitholders	—	—	3,446	—	1,789
Accretion of preferred unitholders warrant value	—	—	781	—	405
(Increase) decrease in:
Accounts receivable	1,866	(7,517)	(1,150)	(31,034)	(5,502)
Accounts receivable from affiliates	(644)	678	(504)	(485)	(20)
Interest receivable from affiliates	102	—	—	—	—
Prepayments and other current assets	(355)	(699)	162	318	329
Increase (decrease) in:
Accounts payable	1,068	8,313	5,101	26,584	2,866
Accounts payable to affiliates	468	(158)	439	(65)	(409)
Other current liabilities	2,023	(51)	672	256	567
Deferred revenue	(80)	—	—	318	—

Net cash provided by operating activities	13,107	8,865	15,296	2,527	2,129

Cash Flows From Investing Activities:
Additions to property, plant and equipment and intangible assets	(57,921)	(13,104)	(6,192)	(2,107)	(1,016)
Additions to other assets	(1,000)	—	—	—	—
Acquisition of minority interests	(33,114)	—	—	—	—
Investment in unconsolidated affiliate	(1,300)	(3,858)	—	(7)	—
Distributions from unconsolidated affiliate	—	145	—	—	—

Net cash used in investing activities	(93,335)	(16,817)	(6,192)	(2,114)	(1,016)

Cash Flows From Financing Activities:
Repayments of long-term debt	(4,850)	(5,100)	(21,800)	(2,900)	(7,800)
Proceeds from long-term debt	44,500	5,200	14,000	—	25,000
Escrow cash	(1,000)	—	(1)	—	1,001
Repayment of subordinated debt	—	—	—	—	(15,199)
Repayments of other long-term obligations	(107)	(103)	(89)	(3)	(8)
Deferred financing costs	(1,917)	(107)	(135)	(219)	(1,538)
Proceeds from issuance of redeemable preferred units	60,000	—	—	—	—
Capital contributions	3	—	—	—	—
Equity issuance costs	(1,704)	—	—	—	—
Distributions to partners (predecessor)	(582)	—	—	—	—
Distributions to common unitholder	(405)	(287)	—	—	—
Distributions to preferred unitholders	—	(2,194)	(810)	—	—
Deferred offering costs	—	—	(798)	—	(477)

Net cash provided by (used in) financing activities	93,938	(2,591)	(9,633)	(3,122)	979

Net increase (decrease) in cash and cash equivalents	13,710	(10,543)	(529)	(2,709)	2,092
Cash and cash equivalents, beginning of year	1,969	15,679	5,136	5,136	4,607

Cash and cash equivalents, end of period	$15,679	$5,136	$4,607	$2,427	$6,699

The accompanying notes are an integral part of these consolidated financial statements.

COPANO ENERGY HOLDINGS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL AND COMPREHENSIVE INCOME (LOSS)

	Predecessor		Common		Common Special		Junior		Junior Special
														Accumulated Other Comprehensive Income (Loss)
	Paid In Capital	Retained Earnings	Number of Units	Common Units	Number of Units	Common Special Units	Number of Units	Junior Units	Number of Units	Junior Special units	Paid-in Capital	Accumulated Earnings (Deficit)	Subscription Receivable		Total	Total Comprehensive Income (Loss)
	(In thousands)
Balance, January 1, 2001	$9,181	$7,431	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$16,612	$—
Distributions of "accounts receivable from affiliate"	—	(4,024)	—	—	—	—	—	—	—	—	—	—	—	—	(4,024)	—
Distributions of cash (predecessor)	—	(582)	—	—	—	—	—	—	—	—	—	—	—	—	(582)	—
Earnings of predecessor (January1 to November 26, 2001)	—	1,456	—	—	—	—	—	—	—	—	—	—	—	—	1,456	1,456
Formation of Copano Energy Holdings, L.L.C	—	—	—	3	—	—	—	—	—	—	—	—	—	—	3	—
Push down of basis from minority interest acquisition (See Note 4)	(9,468)	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,468)	—
Reorganization of controlled entities	287	(4,281)	1,030	3,468	—	—	620	526	—	—	—	—	—	—	—	—
Value of warrants issued to preferred unitholders	—	—	—	—	—	—	—	—	—	—	12,799	—	—	—	12,799	—
Equity issuance costs	—	—	—	—	—	—	—	—	—	—	(1,704)	—	—	—	(1,704)	—
Accretion of preferred units	—	—	—	—	—	—	—	—	—	—	—	(491)	—	—	(491)	—
Payment-in-kind preferred distributions	—	—	—	—	—	—	—	—	—	—	—	(635)	—	—	(635)	—
Distributions to common unitholder	—	—	—	—	—	—	—	—	—	—	—	(405)	—	—	(405)	—
Net income	—	—	—	—	—	—	—	—	—	—	—	2,596	—	—	2,596	2,596

Comprehensive income																$4,052

Balance, December 31, 2001	—	—	1,030	3,471	—	—	620	526	—	—	11,095	1,065	—	—	16,157	—
Payment-in-kind preferred distributions	—	—	—	—	—	—	—	—	—	—	—	(3,853)	—	—	(3,853)	—
Accretion of preferred units	—	—	—	—	—	—	—	—	—	—	—	(1,379)	—	—	(1,379)	—
Distributions to preferred unitholders	—	—	—	—	—	—	—	—	—	—	—	(2,194)	—	—	(2,194)	—
Distributions to common unitholder	—	—	—	—	—	—	—	—	—	—	—	(287)	—	—	(287)	—
Issuance of common and junior special units	—	—	—	—	54	54	—	—	18	9	—	—	—	—	63	—
Subscription receivable	—	—	—	—	—	—	—	—	—	—	—	—	(63)	—	(63)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,641)	—	—	(1,641)	(1,641)
Change in fair value of derivatives used for hedging purposes	—	—	—	—	—	—	—	—	—	—	—	—	—	(226)	(226)	(226)

Comprehensive loss																$(1,867)

Balance, December 31, 2002	—	—	1,030	3,471	54	54	620	526	18	9	11,095	(8,289)	(63)	(226)	6,577	—
Equity issuance costs (See Note 9)	—	—	—	—	—	—	—	—	—	—	1,258	—	—	—	1,258	—
Payment-in-kind preferred distribution	—	—	—	—	—	—	—	—	—	—	—	(2,453)	—	—	(2,453)	—
Accretion of preferred units	—	—	—	—	—	—	—	—	—	—	—	(743)	—	—	(743)	—
Distributions to preferred unitholders	—	—	—	—	—	—	—	—	—	—	—	(810)	—	—	(810)	—
Issuance common and junior special units	—	—	—	—	100	100	—	—	40	20	—	—	—	—	120	—
Subscription receivable	—	—	—	—	—	—	—	—	—	—	—	—	(120)	—	(120)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(4,717)	—	—	(4,717)	(4,717)
Change in fair value of derivatives used for hedging purposes	—	—	—	—	—	—	—	—	—	—	—	—	—	226	226	226

Comprehensive loss																$(4,491)

Balance, December 31, 2003	—	—	1,030	3,471	154	154	620	526	58	29	12,353	(17,012)	(183)	—	(662)	—
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(620)	—	—	(620)	(620)

Comprehensive loss																$(620)

Balance, March 31, 2004 (unaudited)	$—	$—	1,030	$3,471	154	$154	620	$526	58	$29	$12,353	$(17,632)	$(183)	$—	$(1,282)

The accompanying notes are an integral part of these consolidated financial statements.

COPANO ENERGY HOLDINGS, L.L.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization

        Copano Energy Holdings, L.L.C. ("CEH"), a Delaware limited liability company, was formed in August 2001 and, through its wholly owned subsidiaries, provides midstream energy services, including gathering, transporting, treating, processing, conditioning and marketing services, to producers of natural gas in the South Texas and Texas Gulf Coast regions (CEH and its subsidiaries, including its predecessor entities, are collectively referred to as the "Company"). See Note 19. The Company's natural gas pipelines collect natural gas from designated points near producing wells and transport these volumes to third-party pipelines, the Company's gas processing plant, utilities and industrial consumers. Natural gas shipped to the Company's gas processing plant, either on The Company's pipelines or third-party pipelines, is treated to remove contaminants, conditioned or processed into mixed natural gas liquids, or NGLs, and then fractionated or separated into selected component NGL products, including ethane, propane, butane, natural gasoline mix and stabilized condensate. The Company additionally owns an NGL products pipeline extending from the Company's gas processing plant to the Houston area.

        The Company conducts its natural gas gathering and transportation activities through its pipeline operating subsidiaries, which include the following entities:

  •
  Copano Energy Services/Upper Gulf Coast, L.P.

  •
  Copano Energy Services/Texas Gulf Coast, L.P. ("CES/TGC")

  •
  Copano Field Services/Agua Dulce, L.P. ("Agua Dulce")

  •
  Copano Field Services/Central Gulf Coast, L.P. ("CFS/CGC")

  •
  Copano Field Services/Copano Bay, L.P. ("CFS/CB")

  •
  Copano Field Services/Live Oak, L.P. ("CFS/LO")

  •
  Copano Field Services/South Texas, L.P. ("CFS/South Texas")

  •
  Copano Field Services/Upper Gulf Coast, L.P.

  •
  Copano Pipelines/Hebbronville, L.P. ("Hebbronville")

  •
  Copano Pipelines/South Texas, L.P.

  •
  Copano Pipelines/Texas Gulf Coast, L.P. ("CP/TGC")

  •
  Copano Pipelines/Upper Gulf Coast, L.P.

  •
  Copano/Webb-Duval Pipeline, Inc. ("CWDPL")

        The Company refers to its pipeline operating subsidiaries collectively as "Copano Pipelines".

        Agua Dulce, CFS/CB and CFS/South Texas commenced operations of Copano Pipelines in 1996 and the entities comprising Copano Pipelines, other than CFS/CGC, CFS/LO and CWDPL, represent the "Predecessor" of CEH and its subsidiaries through November 26, 2001. The Company's interests in the Predecessor entities and CFS/CGC were either (i) contributed by Copano Partners, L.P. ("Copano Partners") in exchange for common units and junior units of

CEH or (ii) acquired from a third party through an affiliate in a series of transactions occurring between August 14, 2001 and November 27, 2001, which were accounted for as a reorganization of entities under common control. Copano Partners is controlled by John R. Eckel, Jr., Chairman of the Board of Managers and Chief Executive Officer of the Company. As of February 13, 2004, Copano Pipelines Group, L.L.C. ("CPG"), a wholly owned subsidiary of CEH, held directly or indirectly all the entities comprising Copano Pipelines, with the exception of CWDPL, which was conveyed to CEH in February 2004.

        The Company conducts its processing and related activities through Copano Processing, L.P. ("CP") and Copano NGL Services, L.P. ("CNGL") (collectively referred to herein as "Copano Processing"). The entities comprising Copano Processing were contributed to CEH by Copano Partners on August 14, 2001 in transactions that included the acquisition of their assets, together with the assets of CFS/CGC, from a third party. See Note 4. As of February 13, 2004, Copano Energy, L.L.C. ("CE"), a wholly owned subsidiary of CEH, held directly or indirectly all the entities comprising Copano Processing.

Note 2 — Summary of Significant Accounting Policies

  Basis of Presentation and Principles of Consolidation

        The accompanying consolidated financial statements include the assets, liabilities and results of operations of the Predecessor (through November 26, 2001) and CEH and its subsidiaries for each of the periods presented. As discussed in Note 4, the assets of CFS/LO were acquired in May 2002 and the assets of CFS/CGC, CP and CNGL (collectively, the "CHC Assets") were acquired on August 14, 2001. Although the Company owns, through CWDPL, a 62.5% equity investment in Webb/Duval Gatherers ("WDG"), a Texas general partnership, the Company accounts for the investment using the equity method of accounting because the minority general partners have substantive participating rights with respect to the management of WDG (see Note 5). All significant intercompany accounts and transactions are eliminated in the consolidated financial statements.

        Copano General Partners, Inc. ("CGP"), a wholly owned indirect subsidiary of CEH, is the only entity within the consolidated group subject to federal income taxes. CGP's operations include its ownership of CWDPL and its indirect ownership of the managing general partner interest in certain of the Copano Pipelines entities. As of December 31, 2003, CGP had a net operating loss carryforward of approximately $621,000, for which a valuation allowance has been recorded. No income tax expense was recognized for the years ended December 31, 2001, 2002 and 2003. Except for income allocated to CGP, income is taxable directly to the members holding the membership interests in CEH.

        The consolidated financial statements as of March 31, 2004, and for the three months ended March 31, 2003 and 2004 are unaudited and reflect all normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of the financial condition and results of operations for the periods covered by such statements. These interim results are not necessarily indicative of the results for the full year.

  Use of Estimates

        The preparation of the financial statements in conformity with accounting policies generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities that exist at the date of the financial statements. Although management believes the estimates are appropriate, actual results can differ from those estimates.

  Cash and Cash Equivalents

        Cash and cash equivalents include certificates of deposit or other highly liquid investments with maturities of three months or less at the time of purchase.

  Escrow Cash

        Escrow cash includes cash that was contractually restricted for interest expense due currently. Restricted cash and cash equivalents are classified as a current or non-current asset based on their designated purpose. Current amounts represent an escrow for the CHC Credit Facility that was released in February 2004 (see Note 7).

  Concentration and Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

        The Company places its cash and cash equivalents with high-quality institutions and in money market funds. The Company derives its revenue from customers primarily in the natural gas and utility industries. These industry concentrations have the potential to impact the Company's overall exposure to credit risk, either positively or negatively, in that the Company's customers could be affected by similar changes in economic, industry or other conditions. However, the Company believes that the credit risk posed by this industry concentration is offset by the creditworthiness of the Company's customer base. The Company's portfolio of accounts receivable is comprised primarily of mid-size to large domestic corporate entities.

  Allowance for Doubtful Accounts

        The Company extends credit to customers and other parties in the normal course of business. Estimated losses on accounts receivable are provided through an allowance for doubtful accounts. In evaluating the level of established reserves, the Company makes judgments regarding each party's ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. The Company has established various procedures to manage its credit exposure, including initial credit approvals, credit limits and rights of offset. The Company also uses prepayments and guarantees to limit credit risk to ensure that management's established credit criteria are met. The activity in the allowance for doubtful accounts is as follows (in thousands):

	Balance at Beginning of Period	Charged to Expense	Write-Offs, net of Recoveries	Balance at End of Period
Year ended December 31, 2001	$—	$—	$—	$—
Year ended December 31, 2002	$—	$—	$—	$—
Year ended December 31, 2003	$—	$208	$(8)	$200

  Property, Plant and Equipment

        Property, plant and equipment consist of intrastate gas transmission systems, gas gathering systems, gas processing, conditioning and treating facilities and other related facilities, which are carried at cost less accumulated depreciation. The Company charges repairs and maintenance against income when incurred and capitalizes renewals and betterments, which extend the useful life or expand the capacity of the assets. The Company calculates depreciation on the straight-line method principally over 20-year and 30-year estimated useful lives of the Company's assets.

        The Company capitalizes interest on major projects during extended construction time periods. Such interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets. The Company capitalized $74,000 related to the construction of the Hebbronville pipeline in 2001. No interest was capitalized during 2002 and 2003.

        The Company reviews long-lived assets for impairment whenever there is evidence that the carrying value of such assets may not be recoverable. This review consists of comparing the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than the asset's carrying value. Estimates of expected future cash flows represent management's best estimate based on reasonable and supportable assumptions.

  Intangible Assets

        Intangible assets consist of rights-of-way, easements and an acquired customer relationship, which the Company amortizes over the term of the agreement or estimated useful life. For the years ended December 31, 2002 and 2003, the weighted average amortization period for the Company's intangible assets was 9.5 years and 9.3 years, respectively. Amortization expense was approximately $357,000, $358,000, $377,000, $90,000 (unaudited) and $107,000 (unaudited) for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively. Estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows: 2004 — $408,000; 2005 — $365,000; 2006 — $356,000; 2007 — $316,000 and 2008 — $250,000. Intangible assets consisted of the following (in thousands):

	December 31,
			March 31, 2004
	2002	2003
			(unaudited)
Rights-of-way and easements, at cost	$5,513	$6,047	$6,256
Customer relationship	725	725	725
Less accumulated amortization	(1,998)	(2,375)	(2,482)

Intangible assets, net	$4,240	$4,397	$4,499

  Other Assets

        Other assets primarily consist of costs associated with debt issuance and long-term contracts and are carried on the balance sheet, net of related accumulated amortization. Amortization of other assets is calculated using the straight-line method over the maturity of the associated debt or the expiration of the contract.

  Transportation and Exchange Imbalances

        In the course of transporting natural gas and natural gas liquids for others, the Company may receive for redelivery different quantities of natural gas or natural gas liquids than the quantities actually redelivered. These transactions result in transportation and exchange imbalance receivables or payables that are recovered or repaid through the receipt or delivery of natural gas or natural gas liquids in future periods, if not subject to cashout provisions. Imbalance receivables are included in accounts receivable and imbalance payables are included in accounts payable on the consolidated balance sheets and marked-to-market using current market prices in effect for the reporting period of the outstanding imbalances. As of December 31, 2002 and 2003 and March 31, 2004, the Company had imbalance receivables totaling $858,000, $380,000 and $368,000 (unaudited) and imbalance payables totaling $509,000, $554,000 and $170,000 (unaudited), respectively. Changes in market value and the settlement of any such imbalance at a price greater than or less than the recorded imbalance results in either an upward or downward adjustment, as appropriate, to the cost of natural gas sold.

  Revenue Recognition

        The Company's natural gas and natural gas liquids revenue is recognized in the period when the physical product is delivered to the customer at contractually agreed-upon pricing.

        Transportation, compression and processing-related revenue are recognized in the period when the service is provided.

  Derivatives

        Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 provides that normal purchases and normal sales contracts are not subject to the statement. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold by the reporting entity over a reasonable period in the normal course of business. The Company's forward natural gas purchase and sales contracts are designated as normal purchases and sales. Substantially all forward contracts fall within a one-month to five-year term; however, the Company does have certain contracts which extend through the life of the dedicated production.

  Shipping and Handling Fees

        The Company includes shipping and handling fees and costs in operating costs and expenses in the consolidated statements of operations.

  Net Income (Loss) Per Unit

        Basic net income (loss) per unit excludes dilution and is computed by dividing net income (loss) attributable to the common unitholders by the weighted average number of units outstanding during the period. Dilutive net income (loss) per unit reflects potential dilution and is computed by dividing net income (loss) attributable to the common unitholders by the weighted average number of units outstanding during the period increased by the number of additional units that would have been outstanding if the dilutive potential units had been exercised.

        Basic net income (loss) per unit is calculated as follows (in thousands, except per unit amounts):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net income (loss)	$4,052	$(1,641)	$(4,717)	$3,741	$(620)
Accretion of preferred units	(491)	(1,379)	(743)	(367)	—
Cash distributions to preferred unitholders	—	(2,194)	(810)	—	—
Paid-in kind distributions to preferred unitholders	(635)	(3,853)	(2,453)	(1,639)	—

Net income (loss) available — basic	$2,926	$(9,067)	$(8,723)	$1,735	$(620)

Net income (loss) allocable to each class — basic
Common units	$2,926	$(8,655)	$(7,752)	$1,649	$(539)
Common special units	—	(412)	(971)	86	(81)

Total	$2,926	$(9,067)	$(8,723)	$1,735	$(620)

Basic weighted average units:
Common units	1,030	1,030	1,030	1,030	1,030
Common special units	—	49	129	54	154
Basic net income (loss) per unit:
Common units	$2.84	$(8.40)	$(7.52)	$1.60	$(0.52)
Common special units	$—	$(8.40)	$(7.52)	$1.60	$(0.52)

        Diluted net income (loss) per unit is calculated as follows (in thousands, except per unit amounts):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net income (loss)	$4,052	$(1,641)	$(4,717)	$3,741	$(620)
Accretion of preferred units	—	(1,379)	(743)	—	—
Cash distributions to preferred unitholders	—	(2,194)	(810)	—	—
Paid-in kind distributions to preferred unitholders	—	(3,853)	(2,453)	(134)	—

Net income (loss) available — dilutive	$4,052	$(9,067)	$(8,723)	$3,607	$(620)

Net income (loss) allocable to each class — dilutive
Common units	$4,052	$(8,655)	$(7,752)	$3,567	$(539)
Common special units	—	(412)	(971)	40	(81)

Total	$4,052	$(9,067)	$(8,723)	$3,607	$(620)

Dilutive weighted average units:
Common units	1,030	1,030	1,030	1,030	1,030
Potential dilutive common units	3,750	—	—	3,750	—

	4,780	1,030	1,030	4,780	1,030

Common special units	—	49	129	54	154

Dilutive net income (loss) per unit:
Common units	$0.85	$(8.40)	$(7.52)	$0.75	$(0.52)
Common special units	$—	$(8.40)	$(7.52)	$0.75	$(0.52)

        For the years ended December 31, 2003 and 2002, and the quarter ended March 31, 2004, the Company had net losses that precluded recognizing the effects of dilutive units relating to outstanding warrants because to do so would have been anti-dilutive.

        For the year ended December 31, 2001, basic and diluted net income per unit was calculated as though the reorganization of entities under common control and management had occurred as of January 1, 2001. Thus, the predecessor earnings were included in net income and the common units were considered outstanding since January 1, 2001.

        Net income (loss) per unit has not been presented for junior units and junior special units as such units are not entitled to share in earnings for the periods presented.

Note 3 — New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Pursuant

to SFAS No. 141, all business combinations initiated after June 30, 2001, are to be accounted for using the purchase method of accounting and, therefore, the net assets of an acquired business are to be recorded at fair value. SFAS No. 142 requires that goodwill no longer be subject to amortization over its useful life but, rather, be subject to at least an annual assessment for impairment by applying the fair value-based test. Further, SFAS No. 142 requires other acquired intangible assets be reported separately from goodwill if the benefit of the intangible asset can be sold or transferred or if it is obtained through contractual or other legal rights. In accordance with SFAS No. 142, which became effective for the Company on January 1, 2002, the Company tests other intangible assets periodically to determine if impairment has occurred. An impairment loss is recognized for intangibles if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. As of March 31, 2004, no impairments have occurred. Upon adoption of SFAS No. 142, the Company re-evaluated the life of its customer relationship.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which the obligation is incurred and can be reasonably estimated. When the liability is initially recorded, a corresponding increase in the carrying amount of the related long-lived asset is recorded. Over time, accretion of the liability is recognized each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss on settlement. The standard became effective for the Company on January 1, 2003.

        Under the implementation guidelines of SFAS No. 143, the Company has reviewed its long-lived assets for asset retirement obligation ("ARO") liabilities and identified any such liabilities. These liabilities include ARO liabilities related to (i) rights-of-way and easements over property not owned by the Company, (ii) leases of certain currently operated facilities and (iii) regulatory requirements triggered by the abandonment or retirement of certain of these assets.

        As a result of the Company's analysis of AROs, the Company determined it was not required to recognize any such potential liabilities. The Company's rights under its easements are renewable or perpetual and retirement action, if any, is required only upon nonrenewal or abandonment of the easements. The Company currently expects to continue to use or renew all such easement agreements and to use these properties for the foreseeable future. Similarly, under certain leases of currently operated facilities, retirement action is only required upon termination of these leases and the Company does not expect termination in the foreseeable future. Accordingly, management is unable to reasonably estimate and record liabilities for its obligations that fall under the provisions of SFAS No. 143 because it does not believe that any of the applicable assets will be retired or abandoned in the foreseeable future. The Company will record AROs in the period in which the obligation may be reasonably estimated.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force ("EITF") Issue No. 94-3. The Company has adopted the provisions of SFAS No. 146 for restructuring activities effective January 1, 2003. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. EITF Issue No. 94-3 requires that a liability for an exit cost be recognized at the date of commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized. The impact that SFAS No. 146 will have on the Company's consolidated financial statements will depend on the circumstances of any specific exit or disposal activity. Since the Company does not engage in exit and disposal activities in the ordinary course of business, the adoption of this statement had no material impact on the Company's consolidated financial statements.

        The Company implemented FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," as of December 31, 2002. This interpretation of SFAS Nos. 5, 57 and 107 and rescission of FIN 34 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The information required by this interpretation is included in Note 15.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which provides alternative methods of transition from a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 in both annual and interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002 and financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. As of December 31, 2002 and 2003, there were no outstanding options to purchase CEH's units. Therefore, the adoption of this statement had no effect on the financial position, results of operations, cash flows or disclosure requirements of the Company.

        In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities — An Interpretation of Accounting Research Bulletin 51." FIN 46 addresses consolidation by business enterprises of variable interest entities ("VIEs") and provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as VIEs. FIN 46 requires an entity to consolidate a VIE if the entity has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. The Company adopted FIN 46 as of December 31, 2003. The

Company had no VIEs as of December 31, 2003 and, accordingly, does not expect FIN 46 to have a material impact on its consolidated financial statements.

        On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003, and to certain preexisting contracts. The Company adopted SFAS No. 149 on July 1, 2003. The adoption of this statement had no material impact on the Company's financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify such a financial instrument as a liability (or asset in some circumstances). The Company adopted SFAS No. 150 effective July 1, 2003. Upon adoption, the Company began classifying its redeemable preferred units as a liability and began recording the value of the paid-in-kind ("PIK") preferred unit distributions issued to the redeemable preferred unitholders as interest expense, whereas prior to the adoption of SFAS No. 150, these distributions were recorded as a direct increase to the accumulated deficit.

Note 4 — Acquisitions

  CHC Assets

        On August 14, 2001, CFS/CGC, CP and CNGL, subsidiaries of Copano Houston Central, L.L.C. ("CHC"), which is a wholly owned indirect subsidiary of CEH, acquired the CHC Assets from Tejas Energy NS, LLC ("Tejas") and SWEPI, LP ("SWEPI"), both wholly owned, indirect subsidiaries of the Royal Dutch/Shell Group, for $43,750,000 in cash and $21,200,000 in subordinated notes issued pursuant to the Tejas Credit Agreement (see Note 7). The CHC Assets include the Houston Central Gathering System (CFS/CGC), the Houston Central Processing Plant (CP) and the Sheridan NGL Pipeline (CNGL). Management allocated the purchase price of these assets entirely to property, plant and equipment. The consolidated financial statements include the results of operations of the CHC Assets for the period subsequent to August 14, 2001.

  Acquisition of Minority Interest

        Through a series of transactions occurring between August 14, 2001 and November 27, 2001, minority interests in the Predecessor entities were acquired from a third party through an affiliate of CEH. With respect to the minority interests acquired, the fair value of the acquisition of these minority interests was based on the acquisition price of the interests and resulted in a reduction of the historical asset values. This reduction in CEH's basis of $9,468,000 was pushed down to the Predecessor entities and recorded as an adjustment to the Predecessor entities' equity.

   CFS/LO

        In May 2002, CFS/LO acquired non-utility gathering assets and contracts from Kinder Morgan Texas Pipeline, L.P. in Live Oak, Atascosa and Duval Counties, Texas for a cash payment of $3,000,000. The consolidated financial statements include the results of operations of CFS/LO for the period subsequent to the acquisition. Management allocated the purchase price of this asset acquisition entirely to property, plant and equipment.

Note 5 — Investment in Unconsolidated Affiliate

        On November 27, 2001, the Company acquired CWDPL, which owned a 15% general partnership interest in WDG, for $1,300,000 in cash. From November 27, 2001 through January 31, 2002, CWDPL accounted for its investment in WDG using the cost method of accounting.

        On February 1, 2002, the Company, through CWDPL, completed the acquisition of an additional 47.5% general partnership interest in WDG for $3,858,000, comprised of $3,750,000 cash paid to the seller and $108,000 in legal and other direct acquisition costs. As a result of this transaction, CWDPL now holds a 62.5% general partnership interest in WDG and became the operator of WDG's natural gas gathering systems located in Webb and Duval Counties, Texas. Although CWDPL owns a majority interest in WDG and operates WDG, the Company uses the equity method of accounting for its investment in WDG because the terms of the general partnership agreement of WDG provide the minority general partners substantive participating rights with respect to the management of WDG. The investment in WDG, an unconsolidated affiliate, totaled $4,319,000, $4,072,000 and $4,301,000 (unaudited) as of December 31, 2002 and 2003 and March 31, 2004, respectively. As of December 31, 2002 and 2003 and March 31, 2004, the investment in WDG was carried at $291,000, $270,000 and $265,000 (unaudited), respectively, less than the amount of the underlying equity in net assets (6%, 6% and 6%, respectively, of total investment of unconsolidated affiliate). This difference is being amortized into income on a straight-line basis over the life of the underlying related property and equipment of WDG. Equity in earnings (loss) from unconsolidated affiliate is included in income from operations as the operations of WDG are integral to the Company.

        The summarized financial information for investment in unconsolidated affiliate, which is accounted for using the equity method, is as follows (in thousands):

Webb/Duval Gatherers
Summary Historical Financial Information

	Period from February 1, 2002 through December 31, 2002		Three Months Ended March 31,
		Year Ended December 31, 2003
			2003	2004
			(unaudited)
Operating revenue	$2,436	$3,180	$798	$1,268
Operating expenses	(3,051)	(3,017)	(968)	(758)
Depreciation	(526)	(591)	(145)	(152)

Net loss	(1,141)	(428)	(315)	358
Ownership %	62.5%	62.5%	62.5%	62.5%

	(713)	(268)	(197)	224
CWDPL share of management fee charged to WDG	110	120	30	30
Amortization of difference between the carried investment and the underlying equity in net assets	19	21	5	5

Equity in earnings (loss) from unconsolidated affiliate	$(584)	$(127)	$(162)	$259

Distributions from unconsolidated affiliate	$145	$—	$—	$—

Current assets	$1,908	$3,075	$2,171	$2,953
Noncurrent assets	8,575	8,526	8,483	8,462
Current liabilities	(3,107)	(4,653)	(3,594)	(4,109)

Net assets	$7,376	$6,948	$7,060	$7,306

Note 6 — Property, Plant and Equipment

        Property, plant and equipment consisted of the following (in thousands):

	December 31,
			March 31, 2004
	2002	2003
			(unaudited)
Property, plant and equipment, at cost
Pipelines and equipment	$81,039	$86,244	$86,811
Gas processing plant and equipment	43,041	47,948	48,190
Construction in progress	5,695	600	565
Office furniture and equipment	779	1,420	1,452

	130,554	136,212	137,018
Less accumulated depreciation and amortization	(13,666)	(19,180)	(20,625)

Property, plant and equipment, net	$116,888	$117,032	$116,393

Note 7 — Long-Term Debt

        A summary of the Company's debt follows (in thousands):

	December 31,
			March 31, 2004
	2002	2003
			(unaudited)
Current portion of long-term debt:
CHC Credit Agreement	$—	$7,800	$—
Long-term debt:
CPG Credit Agreement	16,000	27,500	52,500
Tejas Credit Agreement	—	—	16,013
CHC Credit Agreement	27,100	—	—

Total	$43,100	$27,500	$68,513

Subordinated Debt:
Tejas Credit Agreement	$25,640	$30,398	$—

  CPG Credit Agreement

        On November 27, 2001, CPG and Copano Pipelines (other than CFS/CGC, CP/TGC, CES/TGC, CFS/LO and CWDPL) entered into a $20,000,000 revolving credit agreement (the "CPG Credit Agreement") with a syndicate of commercial banks, including Fleet National Bank ("Fleet") as the administrative agent. In August 2003, the CPG Credit Agreement was amended to increase the commitment amount from $20,000,000 to $27,500,000. As of December 31, 2002 and 2003 and March 31, 2004, CPG had $16,000,000, $27,500,000 and $52,500,000 (unaudited), respectively, outstanding under its credit facility. In February and March 2004, the CPG Credit Agreement was further amended and restated to, among other things, increase the lenders' commitment amount from $27,500,000 to $100,000,000. As of May 28, 2004, the balance outstanding totaled $55,000,000. Additional borrowings under the CPG Agreement during 2004 were used primarily by CPG to acquire CFS/CGC from CHC, which in turn used the proceeds to pay in full $7,800,000 outstanding under the CHC Credit Agreement discussed below and to reduce the outstanding balance under the Tejas Credit Agreement, discussed below, by $15,199,000.

        The CPG credit facility is available to be drawn on and repaid without restriction so long as CPG is in compliance with the terms of the CPG Credit Agreement, including certain financial covenants. In particular, the CPG Credit Agreement requires that outstanding borrowings be within a certain multiple of a defined cash flow measure, subject to pro forma adjustments. Based on this requirement, as of May 28, 2004, CPG had approximately $1,350,000 of unused capacity under the CPG Credit Agreement.

        At the election of CPG, interest under this credit facility is determined by reference to the reserve-adjusted London interbank offered rate ("LIBOR") plus an applicable margin between 1.5% and 3% per annum or the prime rate plus, in certain circumstances, an applicable margin of up to 1.0% (1.5% beginning in February 2004) per annum. The interest is payable at the applicable maturity date for LIBOR loans and quarterly for prime interest loans. During 2001, 2002 and 2003, the effective average interest rate on borrowings under the CPG Credit Agreement was 5.44%, 4.97% and 3.72%, respectively. A quarterly commitment fee of between 0.5% and 0.625% (between 0.375% and 0.5% beginning in February 2004) per annum is charged on the unused portion of the credit facility and was 0.625% and 0.5% at December 31, 2002 and 2003, respectively.

        Amounts advanced under the CPG Credit Agreement have been used to retire existing debt, to finance capital expenditures, including construction projects, acquisitions of pipelines and investments in unconsolidated affiliate, and to meet working capital requirements. Future advances under the CPG Credit Agreement may be used for general corporate purposes, including for capital expenditures and working capital.

        The CPG Credit Agreement originally was to mature on November 27, 2004; however, as amended in February 2004, the credit facility now matures on February 12, 2008. Amounts outstanding under the CPG Credit Agreement have been classified as long-term based on the terms of the February 2004 amendment. Substantially all assets of CPG and its subsidiary entities (other than CP/TGC and CES/TGC), together with CEH's interest in CPG collateralize, these loans. The credit facility is also guaranteed by CEH and CPG and its subsidiary entities (other than CP/TGC and CES/TGC). In February 2004, CFS/CGC became an additional obligor under the CPG Credit Agreement when CFS/CGC was conveyed to CPG, and CWDPL ceased to be an obligor under the credit facility when it was conveyed to CEH.

        The CPG Credit Agreement restricts certain additional indebtedness, loans, advances, investments and sales of assets, among other activities. The credit facility additionally restricts distributions by CPG to CEH, except distributions for any fiscal year in amounts not to exceed CPG's final net income for federal income tax purposes multiplied by the maximum personal federal income tax rate. The CPG Credit Agreement also requires compliance by obligors under the agreement with certain financial covenants, including positive working capital and minimum cash flow tests. Management believes that CPG was in compliance with the CPG Credit Agreement covenants at December 31, 2003. Although the CPG Credit Agreement was amended prior to the compliance reporting date of March 30, 2004, CEH, an obligor under the CPG Credit Agreement, was subject to certain of its financial covenants and other restrictions and was not in compliance with the required level of working capital at December 31, 2003. After the February 2004 amendment to the CPG Credit Agreement, CEH is no longer subject to the CPG Credit Agreement's restrictions although it remains a guarantor.

        Interest and other financing costs related to the CPG Credit Agreement totaled $67,000, $1,043,000, $1,181,000, $298,000 (unaudited) and $574,000 (unaudited) for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively. CPG additionally incurred other costs in connection with this credit facility, including reimbursement of fees paid by Fleet for legal and other professional services in connection with the establishment of the facility and subsequent amendments. These costs are being amortized over the remaining term of the CPG Credit Agreement, and as of December 31, 2002 and 2003 and March 31, 2004, the unamortized portion of debt issue costs totaled $496,000, $330,000 and $1,759,000 (unaudited), respectively. In connection with the amendment and restatement of the CPG Credit Agreement during the first quarter 2004, CPG incurred additional debt issuance costs of $1,538,000.

  CHC Credit Agreement

        On November 27, 2001, CHC, CFS/CGC, CP and CNGL (collectively, the "CHC Borrowers") entered into a $35,000,000 credit agreement (the "CHC Credit Agreement") with a syndicate of commercial banks, including Fleet as the administrative agent, to provide a term loan and a revolving credit facility with commitment amounts of $25,000,000 and $10,000,000, respectively. The revolving commitment amount was limited to a borrowing base that was determined monthly. Substantially all assets of CHC and its subsidiary entities together with CEH's interest in CE, the parent of CHC, and CE's interest in CHC collateralized these loans. The credit facility was guaranteed by CEH, CE and its subsidiary entities and CPG. As of December 31, 2002 and 2003 and March 31, 2004, CHC had $27,100,000, $7,800,000 and $0 (unaudited), respectively, outstanding under its credit facility. In February 2004, this credit facility was paid in full and terminated using proceeds from the conveyance of CFS/CGC to CPG discussed above.

        At the election of CHC, interest under this credit facility was determined by reference to the LIBOR rate plus an applicable margin of between 1.5% and 3% per annum or the prime rate plus, in certain circumstances, an applicable margin of up to 1.0% per annum. The interest was payable at the applicable maturity date for LIBOR loans and quarterly for prime interest loans. During 2001, 2002 and 2003, the effective average interest rate on consolidated borrowings under the CHC Credit Agreement was 5.47%, 4.94% and 3.86%, respectively. A quarterly commitment fee of between 0.5% and 0.625% per annum was charged on the unused portion of the credit facility and was 0.625% and 0.5% at December 31, 2002 and 2003, respectively.

        Amounts advanced under the CHC Credit Agreement were used to finance debt issue costs and capital expenditures, including construction projects and the acquisition of the CHC Assets, and to meet working capital requirements. The CHC Credit Agreement restricted certain additional indebtedness, distributions, loans, advances, investments and sales of assets.

        Interest and other financing costs related to the CHC Credit Agreement totaled $220,000, $2,031,000, $1,488,000, $494,000 (unaudited) and $446,000 (unaudited) for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively. CHC additionally incurred other costs in connection with this credit facility, including reimbursement of fees paid by Fleet for legal and other professional services in connection with establishment of the facility and subsequent amendments. These costs were being amortized over the remaining term of the CHC Credit Agreement, and as of December 31, 2002 and 2003, the unamortized portion of debt issue costs totaled $913,000 and $396,000, respectively. In February 2004, effective with the early termination of this agreement, the Company charged $314,000 to interest expense, representing the balance of the unamortized debt issue costs.

  Tejas Credit Agreement

        On August 14, 2001, the CHC Borrowers and Tejas entered into a Senior Secured Subordinated Credit Agreement (the "Tejas Credit Agreement"), which provided for a $21,200,000 original subordinated term loan. The CHC Borrowers used the amounts borrowed under the Tejas Credit Agreement in partial payment of the acquisition price for the CHC Assets, which were acquired on August 14, 2001.

        In 2003, the CHC Borrowers issued an additional $850,000 subordinated note under the Tejas Credit Agreement to Tejas in exchange for certain modifications to the agreement and final settlement of purchase price adjustments related to the acquisition of the CHC Assets. In February 2004 and upon termination of the CHC Credit Agreement discussed above, the CHC Borrowers and Tejas further amended and restated the Tejas Credit Agreement to provide for (i) the prepayment without penalty of $15,199,000 of principal and interest outstanding under the agreement, (ii) the release of CFS/CGC as a borrower under the agreement and (iii) the grant to Tejas of a first priority security interest in the assets of CHC and the remaining borrowers, with the exception of certain working capital interests.

        Borrowings under the Tejas Credit Agreement bear interest at 14% per annum, payable quarterly. Pursuant to the modified terms of the agreement, interest accrued through March 31, 2004 was paid by the issuance of PIK notes. CHC will be required to make interest payments in cash for interest accruing after March 31, 2004. Interest expense totaled $1,154,000, $3,286,000,

$3,908,000, $885,000 (unaudited) and $814,000 (unaudited) for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively.

        The balance of the subordinated debt outstanding as of December 31, 2002 and 2003 was $25,640,000 and $30,398,000, which included $4,440,000 and $8,348,000 for the associated PIK notes, respectively. At March 31, 2004, the balance of the debt outstanding under the Tejas Credit Agreement was $16,013,000, which included $4,988,000 for the associated PIK notes. Outstanding obligations under the agreement mature on August 14, 2008, with an obligation to make quarterly principal payments of $1,325,000 commencing on September 30, 2006. Additionally, the borrowers under the Tejas Credit Agreement are required to redeem in full all outstanding obligations upon (i) any equity issuance to a third party by CEH or by any direct or indirect CEH subsidiary that holds CFS/CGC, (ii) a sale of substantially all the assets of CEH or of any direct or indirect CEH subsidiary that holds CFS/CGC or (iii) a transfer of greater than 50% of the equity interests of CEH to a third party, in each case with net cash proceeds to the selling party in excess of $20,000,000. Although payments made prior to a scheduled repayment date are generally subject to the payment of a prepayment premium, the borrowers are not required to pay a prepayment premium in the event of such a mandatory redemption.

        The principal assets of CHC and its subsidiary entities collateralize the obligations under the Tejas Credit Agreement, with collateralization on a subordinated basis prior to February 2004. The notes under the Tejas Credit Agreement are guaranteed by the CHC Borrowers.

        The Tejas Credit Agreement restricts certain additional indebtedness, distributions, loans, advances, investments and sales of assets, among other restrictions. The Tejas Credit Agreement also requires compliance by CHC with certain financial covenants, including positive working capital and minimum cash flow tests. Management believes that CHC was in compliance with the Tejas Credit Agreement covenants at December 31, 2003.

        In connection with the Tejas Credit Agreement, CHC issued a warrant to Tejas on August 14, 2001, which provides Tejas the right to acquire up to 10% of the membership interests (100,000 equity membership interests) of CHC. The warrant is exercisable at any time prior to the earlier of August 15, 2011 or the second anniversary of the payoff date of all indebtedness under the Tejas Credit Agreement. Effective February 13, 2004, the exercise price of the warrant is $41.24 per membership interest or $4,124,000 in the aggregate. CHC has the right to repurchase the warrant by delivering a repurchase notice to Tejas no later than June 14, 2004, with delivery of the repurchase price and payment of all outstanding obligations under the Tejas Credit Agreement to occur within sixty days thereafter. The repurchase price for the warrant is $15,000 multiplied by the number of months elapsed since August 14, 2001.

   Scheduled Maturities of Long-term Debt

        Scheduled maturities of long-term debt as of December 31, 2003 were as follows (in thousands):

Year	Principal Amount
2004	$7,800
2005	—
2006	2,650
2007	5,300
2008	49,948

$65,698

Note 8 — Other Long-Term Liabilities

        During May 1996, Agua Dulce purchased gathering pipelines and related assets for $6,000,000 in total consideration, of which $4,800,000 was paid in cash and $1,200,000 payable without interest, based upon incremental gas deliveries to the system. At December 31, 2002 and 2003 and March 31, 2004, the balance of Agua Dulce's obligation totaled $1,009,000, $991,000 and $983,000 (unaudited), respectively. The balance, if any, will be payable in 2006, or sooner, upon sale of the system or the date on which Agua Dulce and its affiliates participate as issuers of equity securities in a registered public offering.

Note 9 — Redeemable Preferred Units

        Through a series of transactions occurring between August 14, 2001 and November 27, 2001, CEH issued redeemable preferred units in consideration for $60,000,000 in cash. The cash proceeds from these issuances were used primarily to fund the CHC Asset acquisitions, the acquisition of the minority interests in certain of the Predecessor entities discussed in Note 4 and construction costs related to the Hebbronville pipeline assets. As of December 31, 2002 and 2003 and March 31, 2004, preferred units issued and outstanding totaled 644,880, 703,870 and 721,759 (unaudited), respectively, with an aggregate face value (the "Designated Amount") of $64,488,000, $70,387,000 and $72,176,000 (unaudited), respectively. The holders of the preferred units are entitled to receive pro rata distributions of 8.00% of the Designated Amount payable quarterly beginning November 1, 2001. For the first four years of quarterly distributions, the board of managers of CEH may elect to pay the preferred distributions in preferred units at a 10% rate. Except for cash distributions of $2,194,000 and $810,000 during the years ended December 31, 2002 and 2003, respectively, the board of managers has elected to pay the preferred distributions in preferred units for all quarterly distributions to date, thereby increasing the number of preferred units outstanding and the Designated Amount. In the event of liquidation, dissolution or winding up of CEH, preferred units have preference, over common, junior and special units

(discussed below) to the available cash funds up to the Designated Amount plus any distributions cumulated but not paid (the "Liquidation Amount") except that the special unitholders are entitled to the return of their original capital contribution prior to payment to the preferred unitholders. Prior to August 14, 2008, CEH has the option to redeem any number of preferred units for the per unit price of 101% of the Liquidation Amount divided by the number of preferred units then outstanding, provided a minimum redemption of $5,000,000 is made; provided, however, in the event of certain sales transactions with respect to the Company or its assets or certain equity offerings, the Company is required to redeem the preferred units for the Liquidation Amount. On August 14, 2008, CEH must redeem the total number of preferred units for the per unit price of the Liquidation Amount divided by the number of preferred units then outstanding, provided funds are legally available to do so.

        The preferred unitholders were issued warrants to purchase up to 3,750,000 common units of CEH at an exercise price of $16 per unit until August 14, 2011, at which time the warrants expire. The warrants may be exercised by paying cash, by surrendering to the Company securities of the Company having a fair market value equal to the exercise price or by exercising the warrants for net common units in a cashless exercise based upon the value of the underlying common units. Proceeds from the issuance of the preferred units were allocated between the warrants and the preferred units based on the respective fair values. The fair value of each warrant as of the date of grant was $4.34 using the Black-Scholes option pricing model and the following assumptions: exercise price of $16.00, expected volatility rate of 19%, risk-free interest rate of 4.97% and expected life of 10 years. The Company used the Black-Scholes warrant value to assign an allocated value of $12,799,000, or $3.41 per warrant, and $47,201,000 to the preferred units. The allocated warrant value amount was recorded as a discount against the redeemable preferred units and as an increase to paid-in capital. This discount is being accreted as additional distributions (interest expense after the adoption of SFAS No. 150, see Note 3) through the mandatory redemption date. As of December 31, 2002 and 2003, the remaining balance of the discount amount totaled $10,928,000 and $9,405,000, respectively.

        CEH incurred costs in connection with the issuance of the preferred units and warrants, including fees paid to the preferred unit purchasers, as well as legal and other professional fees. These costs, totaling $1,704,000, were recorded as a reduction to paid-in capital. Upon adoption of SFAS No. 150, $1,258,000, representing the amount of unamortized costs as of July 1, 2003 had these costs been treated as debt issue costs from the time of issuance, was reclassified from paid-in capital to debt issue costs and are being amortized over the remaining outstanding period of the redeemable preferred units. The unamortized portion of these debt issue costs totaled $1,135,000 and $1,074,000 (unaudited) as of December 31, 2003 and March 31, 2004, respectively.

Note 10 — Members' Capital

  Common Units

        On August 14, 2001, 5,000,000 common units of CEH were designated. In transactions occurring on August 14, 2001 and November 27, 2001, Copano Partners contributed certain general and limited partnership interests in the Predecessor entities, Copano Processing and CFS/CGC to CEH in exchange for 1,030,000 common units and 620,000 junior units (described below) of CEH. These interests were recorded at the carryover basis of the contributed entities. See Note 1. A common unitholder may not receive any distributions until the preferred unitholders have been redeemed in full, other than distributions for any fiscal year, in amounts equal to net taxable income of such unitholder as reflected on its Schedule K-1 multiplied by the maximum federal income tax rate then in effect.

  Junior Units

        On August 14, 2001, 620,000 junior units of CEH were authorized. In transactions occurring on August 14, 2001 and November 27, 2001, CEH issued a total of 620,000 junior units, together with 1,030,000 common units discussed above, in consideration for certain general and limited partnership interests in the Predecessor entities, Copano Processing and CFS/CGC. The value of the junior units issued in the transactions occurring on August 14, 2001 and November 27, 2001 totaled $526,000. Junior unitholders are entitled to share in distributions only after preferred units have been redeemed in full and after common unitholders have received a distribution of $20 per common unit.

  Common Special Units and Junior Special Units

        Effective January 2002, 212,000 nonvoting special units of CEH were designated, 154,000 of which were designated as common special units and 58,000 of which were designated as junior special units. Of the designated amounts, 54,000 common special units and 18,000 junior special units were sold, effective January 2002, to an executive officer of the Company and, effective April 1, 2003, an additional 100,000 common special units and 40,000 junior special units were sold to another executive officer of the Company. The acquisition price for the common special units and the junior special units was $1.00 per unit and $0.50 per unit, respectively. The initial purchase of the 72,000 special units issued effective January 2002 was financed by a subscription receivable. The second purchase of the 140,000 special units issued effective April 1, 2003 was financed by a subscription receivable, one third of which was forgiven on April 1, 2004. So long as the second executive officer continues to be employed by the Company, one half of the remaining balance of the subscription receivable will be forgiven on April 1, 2005 with the then outstanding balance forgiven on April 1, 2006. The second executive officer's subscription receivable will also be forgiven upon a termination of the obligor's employment other than for cause, upon certain liquidating events of the Company or upon the obligor's death or disability.

        With respect to distributions, common special unitholders and junior special unitholders have the same rights as common unitholders and junior unitholders, respectively; provided, however,

that upon certain liquidating events of the Company, (i) special unitholders have a liquidation preference over all other unitholders with respect to an amount of liquidation proceeds equal to the original acquisition price of the special units and (ii) the amount of the balance that otherwise would be distributed to common special unitholders will be reduced by an amount equal to the number of common special units multiplied by $16.

  Predecessor Entities

        Prior to the acquisition of the minority interests discussed in Note 4 and pursuant to the unit purchase agreement among the members of CEH, certain Predecessor entities distributed a total of $4,024,000 in receivables from Copano/Operations, Inc. ("Copano Operations"), an entity controlled by Mr. Eckel, which provides management, operations and administrative support services for the Company, to the partners of the Predecessor entities, which at the time were controlled by Mr. Eckel.

Note 11 — Related Party Transactions

  Operations Services

        The Company does not directly employ any persons to manage or operate its business. With respect to the Texas operating subsidiaries of the Company, Copano Operations provides these services. The Company reimburses Copano Operations for all direct and indirect costs of these services, which include management, operations and administrative support services. Copano Operations charges these subsidiaries, without markup, based upon total monthly expenses incurred by Copano Operations less (i) a fixed allocation to reflect expenses incurred by Copano Operations for the benefit of certain entities controlled by Mr. Eckel and (ii) any costs to be charged directly to an entity for which Copano Operations performs services. Management believes that this methodology is reasonable. For the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, the Company reimbursed Copano Operations $4,725,000, $9,329,000, $12,190,000, $2,216,000 (unaudited) and $3,302,000 (unaudited), respectively, for administrative and operating costs, including payroll and benefits expense for both field and administrative personnel of the Company. These costs are included in operations and maintenance expenses and general and administrative expenses on the consolidated statements of operations. As of December 31, 2002 and 2003 and March 31, 2004, amounts payable by the Company to Copano Operations were $665,000, $1,265,000 and $804,000 (unaudited), respectively.

        Management estimates that these expenses on a stand-alone basis (that is, the cost that would have been incurred by the Company to conduct current operations if the Company had obtained these services from an unaffiliated entity) would not be significantly different from the amounts recorded in the Company's consolidated financial statements for each of the three years in the period ended December 31, 2003.

   Natural Gas Transactions

        During the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company purchased natural gas and natural gas services from affiliated companies of Mr. Eckel totaling $1,507,000, $1,117,000, $1,896,000, $677,000 (unaudited) and $395,000 (unaudited), respectively, and provided gathering and compression services to affiliated entities of Mr. Eckel totaling $282,000, $46,000, $33,000, $11,000 (unaudited) and $17,000 (unaudited), respectively. Management believes these purchases and sales were on terms no less favorable than those that could have been achieved with an unaffiliated entity. As of December 31, 2002 and 2003 and March 31, 2004, amounts payable by the Company to affiliated companies of Mr. Eckel, other than Copano Operations, totaled $267,000, $106,000 and $158,000 (unaudited), respectively.

        The Company purchased natural gas from WDG during 2002 and 2003. Natural gas purchases, net of natural gas sales, totaled $1,312,000, $665,000, $379,000 (unaudited) and $445,000 (unaudited) for the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively. Additionally, as operator of WDG, CWDPL charges WDG a monthly administrative fee of $16,000 and has made advances to WDG for capital expenditures. As of December 31, 2002 and 2003 and March 31, 2004, the Company's net receivable from WDG totaled $27,000, $651,000 and $701,000 (unaudited), respectively.

Note 12 — Customer Information

        The Company had three third-party customers that accounted for 16% (Copano Pipelines/Copano Processing), 13% (Copano Pipelines) and 12% (Copano Pipelines) of its consolidated revenue in 2001. The Company had three third-party customers that accounted for 31% (Copano Pipelines/Copano Processing), 16% (Copano Pipelines) and 16% (Copano Processing) of its consolidated revenue in 2002. The Company had four third-party customers that accounted for 33% (Copano Pipelines/Copano Processing), 14% (Copano Pipelines), 9% (Copano Pipelines/Copano Processing) and 8% (Copano Pipelines) of its consolidated revenue in 2003. See Note 17 for additional segment information.

        The Company had two major suppliers in 2001 that accounted for 23% and 6% of its consolidated cost of natural gas sold. The Company had two major suppliers in 2002 that accounted for 13% and 9% of its consolidated cost of natural gas sold. The Company had two major suppliers in 2003 that accounted for 8% and 8% of its consolidated cost of natural gas sold. All of these major suppliers during the three years in the period ended December 31, 2003 sold volumes to the Copano Pipelines segment. See Note 17 for additional segment information.

        The Company had three third-party customers that accounted for 32% (Copano Pipelines/Copano Processing), 17% (Copano Pipelines) and 14% (Copano Pipelines) of its consolidated accounts receivable as of December 31, 2002. The Company had four third-party customers that accounted for 26% (Copano Pipelines/Copano Processing), 15% (Copano Pipelines), 13%

(Copano Processing) and 12% (Copano Pipelines) of its consolidated accounts receivable as of December 31, 2003.

Note 13 — Risk Management Activities

        From time to time, the Company may utilize a hedging strategy to mitigate the risk of the volatility of natural gas prices. For the years ended December 31, 2001, 2002 and 2003, no such hedging positions were purchased or exercised and no option positions were outstanding as of December 31, 2002 or 2003.

        The CHC Credit Agreement and CPG Credit Agreement required both CHC and CPG to enter into interest rate risk management activities within 90 days of the establishment of the facilities. In March 2002, CHC and CPG entered into interest rate swap agreements with Fleet. Amounts received or paid under these swaps were recorded as reductions or increases in interest expense. The table below summarizes the terms, amounts received or paid and the fair values of the various interest swaps, which were recorded in accrued liabilities as of December 31, 2002:

Effective Date	Expiration Date	Notional Amount	Fixed Rate	Amounts Paid in 2002	Fair Value December 31, 2002	Amounts Paid in 2003
March 1, 2002	March 1, 2003	$15,000,000	2.57%	$80,209	$(43,391)	$43,391
March 1, 2002	September 1, 2003	5,000,000	3.03%	44,370	(60,832)	64,014
March 1, 2002	September 1,2003	10,000,000	3.03%	88,740	(121,665)	128,028

        As of December 31, 2003 and March 31, 2004, no such interest rate swap contracts were outstanding.

Note 14 — Fair Value of Financial Instruments

        The carrying amount of cash equivalents is believed to approximate their fair values because of the short maturities of these instruments. All of the Company's senior debt bears interest at floating rates. As such, carrying amounts of senior debt approximate fair values.

        The Company's subordinated debt has a fixed rate of 14%. As of December 31, 2003, management believes that the carrying amount of the subordinated debt approximated its fair value.

Note 15 — Commitments and Contingencies

  Commitments

        For the years ended December 31, 2001, 2002, and 2003 and for the three months ended March 31, 2003 and 2004, rental expense for office space, leased vehicles and leased compressors and related field equipment used in the Company's operations totaled $891,000, $1,066,000, $1,631,000, $332,000 (unaudited) and $507,000 (unaudited) respectively. At December 31, 2003, commitments under the Company's lease obligations for the next five years and thereafter are payable as follows: 2004 — $1,168,000; 2005 — $791,000; 2006 — $476,000; 2007 — $344,000; 2008 — $344,000; and thereafter — $487,000. During 2003, certain CEH subsidiaries became co-lessors of office space with Copano Operations.

        The Company has both fixed and variable contractual commitments arising in the ordinary course of its natural gas marketing activities. At December 31, 2003, the Company had fixed contractual commitments to purchase 289,075 million British thermal units ("MMBtu") of natural gas in January 2004. At December 31, 2003, the Company had fixed contractual commitments to sell 3,337,150 MMBtu of natural gas in January 2004 and 4,540,000 MMBtu of natural gas between February 2004 and September 2004. All of these contracts are based on index-related market pricing. Using index-related market prices at December 31, 2003, total commitments to purchase natural gas related to such agreements equaled $1,338,000 and the total commitment to sell natural gas under such agreements equaled $36,156,000. The Company's commitments to purchase variable quantities of natural gas at index-based prices range from contract periods extending from one month to the life of the dedicated production. During December 2003, natural gas volumes purchased under such contracts equaled 3,962,536 MMBtu. The Company's commitments to sell variable quantities of natural gas at index-based prices range from contract periods extending from one month to 2012. During December 2003, natural gas volumes sold under such contracts equaled 371,663 MMBtu.

        The Company has both fixed and variable contractual commitments arising in the ordinary course of its natural gas marketing activities. At March 31, 2004, the Company had fixed contractual commitments to purchase 696,750 (unaudited) million British thermal units ("MMBtu") of natural gas in April 2004. At March 31, 2004, the Company had fixed contractual commitments to sell 2,808,000 (unaudited) MMBtu of natural gas in April 2004 and 2,740,000 (unaudited) MMBtu of natural gas between April 2004 and September 2004. All of these contracts are based on index-related market pricing. Using index-related market prices at March 31, 2004, total commitments to purchase natural gas related to such agreements equaled $3,658,000 (unaudited) and the total commitment to sell natural gas under such agreements equaled $14,517,000 (unaudited). The Company's commitments to purchase variable quantities of natural gas at index-based prices range from contract periods extending from one month to the life of the dedicated production. During March 2004, natural gas volumes purchased under such contracts equaled 4,152,978 (unaudited) MMBtu. The Company's commitments to sell variable quantities of natural gas at index-based prices range from contract periods extending from one month to 2012. During March 2004, natural gas volumes sold under such contracts equaled 279,089 (unaudited) MMBtu.

  Guarantees

        As discussed in Note 3, in November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of

Others." In certain instances, this interpretation requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

        From July 8, 2002 through April 1, 2004, the Company guaranteed certain vehicle lease obligations of Copano Operations for vehicles operated for the benefit of certain of Copano operating entities. At December 31, 2003 and March 31, 2004, the Company guaranteed $284,000 and $306,000 (unaudited), respectively, of Copano Operations' lease payment obligations. Additionally, under each vehicle lease, Copano Operations guaranteed the lessor a minimum residual sales value upon the expiration of the lease and sale of the underlying vehicle. These residual sales value guarantees by Copano Operations were in turn guaranteed by the Company. At December 31, 2003 and March 31, 2004, aggregate guaranteed residual values for vehicles under these operating leases were as follows (in thousands):

	2004	2005	2006	2007	Thereafter	Total
Lease residual values	$55	$168	$61	$—	$—	$284

        As of April 2, 2004, the vehicle leases were transferred by Copano Operations to Hebbronville. Certain of the Copano Pipelines entities currently guarantee the lease payment obligations and Hebbronville, as lessee, guarantees the lessor a minimum residual sales value.

        Effective April 12, 2003, the Company has guaranteed certain telephone equipment lease obligations (approximately $30,000 and $27,000 (unaudited) of lease payment obligations at December 31, 2003 and March 31, 2004, respectively) of Copano Operations. The use of this telephone equipment by the Company is included in the support services provided by Copano Operations to the Company's Texas operating subsidiaries. See Note 11.

        Presently, neither the Company nor any of its subsidiaries have any other types of guarantees outstanding that require liability recognition under the provisions of FIN 45.

        FIN 45 also sets forth disclosure requirements for guarantees by a parent company on behalf of its subsidiaries. CEH or a subsidiary entity, from time to time, may issue parent guarantees of commitments resulting from the ongoing activities of subsidiary entities. Additionally, a subsidiary entity may from time to time issue a guarantee of commitments resulting from the ongoing activities of another subsidiary entity. The guarantees generally arise in connection with a subsidiary commodity purchase obligation, subsidiary lease commitments and subsidiary bank debt. The nature of such guarantees is to guarantee the performance of the subsidiary entities in meeting their respective underlying obligations. Except for operating lease commitments, all such underlying obligations are recorded on the books of the subsidiary entities and are included in the consolidated financial statements as obligations of the combined entities. Accordingly, such obligations are not recorded again on the books of the parent. The parent would only be called upon to perform under the guarantee in the event of a payment default by the applicable subsidiary entity. In satisfying such obligations, the parent would first look to the assets of the defaulting subsidiary entity. As of December 31, 2003, the approximate amount of parental guaranteed obligations were as follows (in thousands):

	2004	2005	2006	2007	2008	Total
Bank debt	$7,800	$—	$—	$—	$27,500	$35,300
Commodity purchases	2,900	—	—	—	—	2,900

	$10,700	$—	$—	$—	$27,500	$38,200

        As of March 31, 2004, the approximate amount of parental guaranteed obligations were as follows (unaudited) (in thousands):

	2004	2005	2006	2007	2008	Total
Bank debt	$—	$—	$—	$—	$52,500	$52,500
Commodity purchases	1,100	—	—	—	—	1,100

	$1,100	$—	$—	$—	$52,500	$53,600

        As a result of the February 2004 amendment to the CPG Credit Agreement and related additional borrowings, the parental guarantee related to this credit facility increased to $55,000,000.

  Regulatory Compliance

        In the ordinary course of business, the Company is subject to various laws and regulations. In the opinion of management, compliance with existing laws and regulations will not materially affect the financial position of the Company.

  Litigation

        The Company is named as a defendant, from time to time, in litigation relating to its normal business operations. Management is not aware of any significant litigation, pending or threatened, that would have a significant adverse effect on the Company's financial position or results of operations.

Note 16 — Supplemental Disclosures to the Statement of Cash Flows

Cash paid, net of amounts capitalized, during each of the periods presented (in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Interest	$867	$2,251	$1,611	$596	$478
Taxes	—	—	28	—	—

Supplemental disclosures of noncash investing and financing activities (in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Distribution of accounts receivable	$(4,024)	$—	$—	$—	$—
Reduction of accounts receivable	4,024	—	—	—	—
Reduction of property, plant and equipment	9,468	—	—	—	—
Reduction of members' capital	(9,468)	—	—	—	—
Acquisition of property, plant and equipment	(21,200)	—	—	—	—
Issuance of subordinated notes	21,200	—	850	—	—
Decrease in other current liabilities	—	—	(850)	—	—
Increase of redeemable preferred units related to the issuance of PIK units	635	3,853	2,453	829	—
Decrease in members' capital related to the issuance of PIK units	(635)	(3,853)	(2,453)	(829)	—
Increase of redeemable preferred units related to the accretion of warrant value	491	1,379	743	367	—
Decrease in members' capital related to the accretion of warrant value	(491)	(1,379)	(743)	(367)	—
(Decrease) increase other comprehensive income (loss)	—	(226)	226	104	—
Increase (decrease) other current liabilities	—	226	(226)	(104)	—
Increase in members' capital	—	—	1,258	—	—
Decrease of redeemable preferred units	—	—	(1,258)	—	—
Increase in equity in loss from unconsolidated affiliate	—	110	120	30	30
Decrease in accounts receivable from affiliates	—	(110)	(120)	(30)	(30)

Note 17 — Segment Information

        Based on its management's approach, the Company believes its operations consist of two segments: (i) gathering, transportation and marketing of natural gas (Copano Pipelines) and (ii) natural gas processing and related NGL transportation (Copano Processing). The Company currently reports its operations, both internally and externally, using these two segments. The Company evaluates segment performance based on segment margin before depreciation and amortization. All of the Company's revenue is derived from, and all of the Company assets and operations are located in, the South Texas and Texas Gulf Coast regions of the United States. Transactions between reportable segments are conducted on an arm's length basis.

        Summarized financial information concerning the Company's reportable segments is shown in the following table (in thousands):

	Copano Pipelines	Copano Processing	Corporate	Eliminations	Total
Year Ended December 31, 2001:
Sales to external customers	$120,005	$40,364	$—	$—	$160,369
Intersegment sales	34,307	750	—	(35,057)	—
Interest expense and other financing costs	1,008	1,219	—	—	2,227
Depreciation and amortization	2,836	489	1	—	3,326
Segment gross margin	11,529	5,459	—	—	16,988
Segment profit (loss)	2,818	3,256	2,727	(4,749)	4,052
Capital expenditures	28,435	29,481	59	(54)	57,921
Year Ended December 31, 2002:
Sales to external customers	$111,400	$113,496	$—	$—	$224,896
Intersegment sales	121,330	21,237	—	(142,567)	—
Interest expense and other financing costs	2,481	3,879	—	—	6,360
Depreciation and amortization	3,989	1,547	3	—	5,539
Equity in loss from unconsolidated affiliate	584	—	—	—	584
Segment gross margin	18,772	6,599	—	—	25,371
Segment profit (loss)	4,294	(5,678)	(948)	691	(1,641)
Segment assets	122,532	133,568	81,336	(177,915)	159,521
Capital expenditures	8,491	4,547	66	—	13,104

Year Ended December 31, 2003:
Sales to external customers	$265,121	$119,450	$—	$—	$384,571
Intersegment sales	139,824	42,116	—	(181,940)	—
Interest expense and other financing costs	2,837	3,740	5,531	—	12,108
Depreciation and amortization	4,328	1,755	8	—	6,091
Equity in loss from unconsolidated affiliate	127	—	—	—	127
Segment gross margin	27,551	3,644	—	—	31,195
Segment profit (loss)	10,569	(12,026)	1,678	(4,938)	(4,717)
Segment assets	148,872	122,197	78,064	(187,424)	161,709
Capital expenditures	3,727	2,465	—	—	6,192
Three Months Ended March 31, 2003 (unaudited):
Sales to external customers	$72,912	$39,218	$—	$—	$112,130
Intersegment sales	44,969	12,055	—	(57,024)	—
Interest expense and other financing costs	686	992	—	—	1,678
Depreciation and amortization	1,022	422	3	—	1,447
Equity in loss from unconsolidated affiliate	162	—	—	—	162
Segment gross margin	8,557	2,647	—	—	11,204
Segment profit (loss)	4,614	684	3,838	(5,395)	3,741
Capital expenditures	834	1,273	—	—	2,107
Three Months Ended March 31, 2004 (unaudited):
Sales to external customers	$65,954	$30,192	$—	$—	$96,146
Intersegment sales	33,522	8,274	—	(41,796)	—
Interest expense and other financing costs	574	1,260	2,285	—	4,119
Depreciation and amortization	1,134	466	2	—	1,602
Equity in (earnings) loss from unconsolidated affiliate	(259)	—	—	—	(259)
Segment gross margin	7,257	2,513	—	—	9,770
Segment profit (loss)	3,162	(1,282)	(620)	(1,880)	(620)
Segment assets	142,054	111,173	131,461	(215,573)	169,115
Capital expenditures	686	330	—	—	1,016

Note 18 — Quarterly Financial Data (Unaudited)

	Year 2002
	Quarter Ended
	March 31	June 30	September 30	December 31	Year
	(In thousands)
Revenue	$39,583	$55,862	$63,394	$66,057	$224,896
Operating income	1,336	1,003	2,163	116	4,618
Net income (loss)	(122)	(513)	607	(1,613)	(1,641)
Basic and diluted net loss per unit	(1.68)	(2.19)	(1.22)	(3.30)	(8.40)
	Year 2003
	Quarter Ended
	March 31	June 30	September 30	December 31	Year
	(In thousands)
Revenue	$112,130	$90,251	$92,931	$89,259	$384,571
Operating income	5,408	(1,999)	230	3,709	7,348
Net income (loss)	3,741	(3,597)	(3,574)	(1,287)	(4,717)
Basic net income (loss) per unit	1.60	(4.73)	(3.02)	(1.09)	(7.52)
Diluted net income (loss) per unit	0.75	(4.73)	(3.02)	(1.09)	(7.52)

Note 19— Subsequent Event (Unaudited)

        On July 27, 2004, the Company was merged with and into Copano Energy, L.L.C., with the Company being the surviving entity. In connection with the merger, the Company changed its name to Copano Energy, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating General Partner of Webb/Duval Gatherers:

        We have audited the accompanying balance sheet of Webb/Duval Gatherers (the "Partnership") as of December 31, 2002, and the related statements of operations, partners' capital and cash flows for the period from February 1, 2002 through December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2002, and the results of its operations and its cash flows for the period from February 1, 2002 through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Houston, Texas
July 9, 2004

WEBB/DUVAL GATHERERS

BALANCE SHEETS

	December 31,
	2002	2003
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$78,416	$321,213
Accounts receivable	1,533,110	2,651,159
Accounts receivable from affiliates	278,078	83,866
Prepayments and other current assets	18,706	18,813

Total current assets	1,908,310	3,075,051
Property and equipment, net	8,574,950	8,525,798

Total assets	$10,483,260	$11,600,849

Liabilities and Partners' Capital
Current liabilities:
Accounts payable	$2,388,762	$3,032,741
Accounts payable to affiliates	716,600	1,584,908
Other current liabilities	2,332	35,380

Total current liabilities	3,107,694	4,653,029

Commitments and contingencies (Note 9)
Total partners' capital	7,375,566	6,947,820

Total liabilities and partners' capital	$10,483,260	$11,600,849

The accompanying notes are an integral part of these financial statements.

WEBB/DUVAL GATHERERS

STATEMENTS OF OPERATIONS

	Period From February 1, 2002 through December 31, 2002	Year Ended December 31, 2003
		(unaudited)
Revenue:
Natural gas sales	$84,093	$475,428
Natural gas sales to affiliates	1,220,498	954,165
Transportation and gathering fees	184,351	1,040,478
Transporation and gathering fees from affiliates	768,057	285,498
Condensate sales	178,833	424,279

Total revenue	2,435,832	3,179,848

Costs and expenses:
Cost of natural gas sold	2,199,403	960,607
Cost of natural gas—affiliates	60,220	907,799
Operations and maintenance	407,306	711,537
Depreciation and amortization	525,686	591,215
General and administrative	243,140	275,494
Taxes other than income	140,967	160,942

Total cost and expenses	3,576,722	3,607,594

Net loss	$(1,140,890)	$(427,746)

The accompanying notes are an integral part of these financial statements.

WEBB/DUVAL GATHERERS

STATEMENTS OF CASH FLOWS

	Period From February 1, 2002 through December 31, 2002	Year Ended December 31, 2003
		(unaudited)
Cash Flows From Operating Activities:
Net loss	$(1,140,890)	$(427,746)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	525,686	591,215
(Increase) decrease in:
Accounts receivable	66,150	(1,118,049)
Accounts receivable from affiliates	(278,078)	194,212
Prepayments and other current assets	(18,706)	(107)
Increase (decrease) in:
Accounts payable	753,491	643,979
Accounts payable to affiliates	716,600	868,308
Other current liabilities	2,332	33,048

Net cash provided by operating activities	626,585	784,860

Cash Flows From Investing Activities:
Additions to property and equipment	(548,169)	(542,063)

Net cash used in investing activities	(548,169)	(542,063)

Cash Flows From Financing Activities:	—	—

Net increase in cash and cash equivalents	78,416	242,797
Cash and cash equivalents, beginning of period	—	78,416

Cash and cash equivalents, end of year	$78,416	$321,213

The accompanying notes are an integral part of these financial statements.

WEBB/DUVAL GATHERERS

STATEMENTS OF PARTNERS' CAPITAL

Balance, February 1, 2002	$8,516,456
Net loss	(1,140,890)

Balance, December 31, 2002	7,375,566
Net loss (unaudited)	(427,746)

Balance, December 31, 2003 (unaudited)	$6,947,820

The accompanying notes are an integral part of these financial statements.

WEBB/DUVAL GATHERERS

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Basis of Presentation

        Webb/Duval Gatherers (the "Partnership"), a Texas general partnership, was formed in December 1987 to provide gathering and transportation services to producers of natural gas in the South Texas region. The Partnership owns three pipeline systems, the Webb/Duval Gathering System, the Olmitos Gathering System and the Cinco Compadres Gathering System. In February 2002, Copano/Webb-Duval Pipeline, Inc. ("CWDPL"), a wholly owned subsidiary of Copano Energy Holdings, L.L.C. ("CEH"), increased its ownership interest in the Partnership from a 15% general partnership interest to a 62.5% general partnership interest. As a result of CWDPL's acquisition of this additional 47.5% general partnership interest in the Partnership, CWDPL assumed operations of the Partnership from the previous operator on February 1, 2002. The remaining partners, that have substantive participating rights with respect to the management of the Partnership, collectively own a 37.5% general partnership interest in the Partnership.

        The accompanying financial statements include the assets, liabilities and results of operations of the Partnership as of December 31, 2002 and 2003 and for the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003. A full year presentation is not practicable for 2002 because, as discussed above, CWDPL only became the operator of the Partnership on February 1, 2002.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

        The preparation of the financial statements in conformity with accounting policies generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities that exist at the date of the financial statements. Although, management believes the estimates are appropriate; actual results can differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents include certificates of deposit or other highly liquid investments with maturities of three months or less at the time of purchase.

Concentration and Credit Risk

        Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

        The Partnership places its cash and cash equivalents with high-quality institutions and in money market funds. The Partnership derives its revenue from customers primarily in the natural gas industry. This industry concentration has the potential to impact the Partnership's overall exposure to credit risk, either positively or negatively in that the Partnership's customers could be affected by similar changes in economic, industry or other conditions. However, the Partnership believes that the credit risk posed by this industry concentration is offset by the creditworthiness of the Partnership's customer base. The Partnership's portfolio of accounts receivable is comprised primarily of mid-size to large domestic corporate entities.

Allowance for Doubtful Accounts

        The Partnership extends credit to customers and other parties in the normal course of business. Estimated losses on accounts receivable, if any, are provided through an allowance for doubtful accounts. In evaluating the level of established reserves, the Partnership makes judgments regarding each party's ability to make required payments, economic events and other factors. As the financial condition of these parties' changes, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. Management of the Partnership has established various procedures to manage its credit exposure, including initial credit approvals, credit limits and rights of offset. The Partnership may also use prepayments and guarantees to limit credit risk to ensure that management's established credit criteria are met. As of December 31, 2002 and 2003, the Partnership has not established an allowance for doubtful accounts.

Property and Equipment

        Property and equipment consist of gas gathering systems and other related facilities, which are carried at cost less accumulated depreciation. The Partnership charges repairs and maintenance against income when incurred and capitalizes renewals and betterments, which extend the useful life or expand the capacity of assets. The Partnership calculates depreciation using the straight-line method principally over 20-year and 30-year estimated useful lives of the Partnership's assets.

        The Partnership reviews long-lived assets for impairment whenever there is evidence that the carrying value of such assets may not be recoverable. This review consists of comparing the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than the asset's carrying value. Estimates of expected future cash flows represent management's best estimate based on reasonable and supportable assumptions.

Transportation and Exchange Imbalances

        In the course of transporting natural gas for others, the Partnership may receive for redelivery different quantities of natural gas than the quantities actually redelivered. These transactions result in transportation and exchange imbalance receivables or payables that are recovered or repaid through the receipt or delivery of natural gas in future periods, if not subject to cash out provisions. Imbalance receivables are included in accounts receivable and accounts receivable from affiliates and imbalance payables are included in accounts payable and accounts payable to affiliates on the balance sheets and are valued at estimated settlement prices or marked-to-market using current market prices in effect for the reporting period of the outstanding imbalances. As of December 31, 2002 and 2003, the Partnership had imbalance receivables totaling $1,213,605 and $2,202,902 (unaudited), respectively, and imbalance payables totaling $2,539,960 and $3,464,856 (unaudited), respectively. Changes in market value and the settlement of any such imbalance at a price greater than or less than the recorded imbalance results in either an upward or downward adjustment, as appropriate, to the cost of natural gas sold.

Revenue Recognition

        The Partnership's natural gas and condensate sales are recognized in the period when the physical product is delivered to the customer at contractually agreed-upon pricing.

        Transportation revenue is recognized in the period when the service is provided.

Derivatives

        Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 provides that normal purchases and normal sales contracts are not subject to the statement. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold by the reporting entity over a reasonable period in the normal course of business. The Partnership's forward natural gas purchase and sales contracts are designated as normal purchases and sales. Substantially all forward contracts fall within a one-month to five-year term.

Shipping and Handling Fees

        The Partnership includes shipping and handling fees and costs in operating costs and expenses in the statements of operations.

Income Taxes

        The Partnership is not a taxpaying entity for federal and state income tax purposes and, accordingly, does not recognize any expense for such taxes. The income tax liability resulting from the Partnership's operations is the responsibility of the individual general partners of the Partnership. In the event of an examination of the Partnership's tax return, the tax liability of the individual general partners could be changed if an adjustment of the Partnership's income or loss is ultimately sustained by the taxing authorities.

Note 3 — New Accounting Pronouncements

        The Partnership implemented Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," as of December 31, 2002. This interpretation of SFAS Nos. 5, 57 and 107 and rescission of FIN 34 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The information required by this interpretation is included in Note 9.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which the obligation is incurred and can be reasonably estimated. When the liability is initially recorded, a corresponding increase in the carrying amount of the related long-lived asset is recorded. Over time, accretion of the liability is recognized each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss on settlement. The standard became effective for the Partnership on January 1, 2003.

        Under the implementation guidelines of SFAS No. 143, the Partnership has reviewed its long-lived assets for asset retirement obligation ("ARO") liabilities and identified any such liabilities. These liabilities include ARO liabilities related to (i) rights-of-way and easements over property not owned by the Partnership, (ii) leases of certain currently operated facilities and (iii) regulatory requirements triggered by the abandonment or retirement of certain of these assets.

        As a result of the Partnership's analysis of AROs, the Partnership determined it was not required to recognize any such potential liabilities. The Partnership's rights under its easements are renewable or perpetual and retirement action, if any, is required only upon nonrenewal or abandonment of the easements. The Partnership currently expects to continue to use or renew all such easement agreements and to use these properties for the foreseeable future. Similarly, under certain leases of currently operated facilities, retirement action is only required upon termination of these leases and the Partnership does not expect termination in the foreseeable future. Accordingly, management is unable to reasonably estimate and record liabilities for its obligations that fall under the provisions of SFAS No. 143 because it does not believe that any of the applicable assets will be retired or abandoned in the foreseeable future. The Partnership will record AROs in the period in which the obligation may be reasonably estimated.

Note 4 — Property and Equipment

        Property and equipment consisted of the following:

	December 31,
	2002	2003
		(unaudited)
Property and equipment, at cost:
Pipelines and equipment	$23,820,256	$24,777,023
Construction in progress	430,713	16,009

	24,250,969	24,793,032
Less accumulated depreciation and amortization	(15,676,019)	(16,267,234)

Total property and equipment, net	$8,574,950	$8,525,798

Note 5 — Risk Management Activities

        The Partnership may utilize a hedging strategy to mitigate the risk of the volatility of natural gas prices in connection with the purchase or sale of natural gas with respect to the resolution of its natural gas imbalance positions. However, for the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003, no such hedging positions were purchased or exercised and no option positions were outstanding as of December 31, 2002 or 2003.

Note 6 — Related Party Transactions

Operations Services

        The Partnership does not directly employ any persons to manage or operate its business. Copano/Operations, Inc. ("Copano Operations"), an entity controlled by Mr. John R. Eckel, Jr., Chairman of the Board of Managers and Chief Executive Officer of CEH, provides these services to CWDPL, the operator of the Partnership. CWDPL reimburses Copano Operations for all direct and indirect costs of these services, which include management and operations support services. CWDPL charges the Partnership for operations and support services as well as a monthly administrative fee of $16,000 and is reimbursed by the Partnership for certain personnel services not included in the administrative fee. Additionally, CWDPL has made advances to WDG for capital expenditures. For the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003, CWDPL charged the Partnership $478,004 and $619,743 (unaudited), respectively, for administrative fees and operations and support services including payroll and benefits expense for both field and administrative personnel of the Partnership and capitalized costs. As of December 31, 2002 and 2003, the Partnership's net payable to CWDPL totaled $242,900 and $718,217 (unaudited), respectively.

        Management estimates that these expenses on a stand-alone basis (that is, the cost that would have been incurred by the Partnership to conduct current operations if the Partnership had obtained these services from an unaffiliated entity) would not be less favorable than the amounts recorded in the Partnership's financial statements for the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003.

Natural Gas Transportation and Exchange Imbalance Transactions

        Pursuant to a gas gathering agreement, the Partnership earned transportation fees of $91,274 and $180,928 (unaudited) from Copano Field Services/Agua Dulce ("CFS/AD"), an indirect wholly owned subsidiary of CEH and an affiliate of CWDPL, during the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003, respectively. The Partnership recorded gas sales of $1,220,498 and $913,332 (unaudited) pursuant to the imbalance cash out provisions of the gas gathering agreement with CFS/AD for the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003, respectively. Additionally, the Partnership recorded cost of natural gas sold of $0 and $459,860 (unaudited) pursuant to the cash out provisions of the gas gathering agreement with CFS/AD for the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003, respectively. As of December 31, 2002 and 2003, CFS/AD owed the Partnership $206,450 and $53,190 (unaudited), respectively, under this gas gathering agreement.

        Pursuant to gas purchase and sales agreements, the Partnership sold natural gas to other affiliates of CWDPL and indirect wholly owned subsidiaries of CEH of $0 and $40,833 (unaudited) during the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003, respectively. Additionally, the Partnership recorded cost of natural gas sold to these other affiliates of CWDPL of $0 and $9,571 (unaudited) during the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003, respectively.

        Pursuant to a gas gathering agreement with one of the other general partners of the Partnership, the Partnership earned transportation fees of $93,077 and $104,570 (unaudited) during the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003, respectively. Additionally, under this general partner's gas gathering agreement, the Partnership recorded gas imbalance activity as cost of natural gas sold of $60,220 and $438,368 (unaudited) during the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003, respectively. As of December 31, 2002 and 2003, this general partner owed the Partnership $16,223 and $16,745 (unaudited), respectively, for transportation fees. The Partnership had net gas imbalance obligations to this general partner of $428,323 and $866,691 (unaudited) as of December 31, 2002 and 2003, respectively.

        Management of the Partnership believes these transactions were on terms no less favorable than those that could have been achieved with an outside company.

Note 7 — Business Segment and Customer Information

        Based on its management approach, the Partnership believes that all of its material operations revolve around the gathering and transportation of natural gas and it currently reports its operations, both internally and externally, as a single business segment. The Partnership had one affiliated customer and one third-party customer that accounted for 54% and 17%, respectively, of its revenue for the period from February 1, 2002 through December 31, 2002. The Partnership had one (unaudited) affiliated customer and one (unaudited) third-party customer that accounted for 34% (unaudited) and 27% (unaudited), respectively, of its revenue for the year ended December 31, 2003.

        Excluding changes in the gas imbalances recorded as cost of natural gas sold, the Partnership had one third-party supplier during the period from February 1, 2002 through December 31, 2002 that accounted for 100% of its cost of natural gas sold. Excluding changes in the gas imbalances recorded as cost of natural gas sold, the Partnership had one (unaudited) third-party supplier and one affiliate supplier for the year ended December 31, 2003 that accounted for 78% (unaudited) and 21% (unaudited) of its cost of natural gas sold. The Partnership only buys and sells natural gas in connection with the resolution of natural gas imbalances incurred as a result of its gathering and transportation activities.

Note 8 — Fair Value of Financial Instruments

        The carrying amount of cash equivalents approximates its fair value because of the short maturities of these instruments.

Note 9 — Commitments and Contingencies

Commitments

        For the period from February 1, 2002 through December 31, 2002 and for the year ended December 31, 2003, rental expense for leased vehicles and leased compressors and related field equipment used in the Partnership's operations totaled $67,608 and $186,950 (unaudited). At December 31, 2003, commitments under the Partnership's lease obligations totaled $27,004 (unaudited) for 2004; $10,944 (unaudited) for 2005; and $4,742 (unaudited) for 2006.

        Although the Partnership may have both fixed and variable contractual commitments arising in the ordinary course of its activities, at December 31, 2003, the Partnership had no fixed or variable contractual commitments to purchase or sell natural gas.

Guarantees

        As discussed in Note 3, in November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." In certain instances, this interpretation requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

        FIN 45 also sets forth disclosure requirements for guarantees including the guarantees by a general partner of the Partnership on behalf of the Partnership. As of December 31, 2003, no parental guarantees by the general partners are outstanding. However, from July 8, 2002 through

April 1, 2004, subsidiaries of CEH guaranteed certain vehicle lease obligations of Copano Operations for vehicles operated for the benefit of the Partnership and certain subsidiaries of CEH. At December 31, 2003, certain subsidiaries of CEH guaranteed approximately $284,000 of Copano Operations' lease payment obligations (approximately $43,000 relates to vehicles used by the Partnership). Additionally, under each vehicle lease, Copano Operations guaranteed the lessor a minimum residual sales value upon the expiration of the lease and sale of the underlying vehicle. These residual sale values guaranteed by Copano Operations were in turn guaranteed by certain subsidiaries of CEH. At December 31, 2003, guaranteed residual values for vehicles used by the Partnership under these operating leases were as follows (unaudited):

	2004	2005	2006	2007	Thereafter	Total
Lease residual values	$—	$26,610	$17,732	$—	$—	$44,342

        Presently, neither the Partnership nor any of its general partners have any other types of guarantees outstanding that require liability recognition under the provisions of FIN 45.

Regulatory Compliance

        In the ordinary course of business, the Partnership is subject to various laws and regulations. In the opinion of management, compliance with existing laws and regulations will not materially affect the financial position of the Partnership.

Litigation

        The Partnership may be named as a defendant, from time to time, in litigation relating to its normal business operations. Management is not aware of any significant litigation, pending or threatened, that would have a significant adverse effect on the Partnership's financial position or results of operations.

APPENDIX A

FORM OF AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

COPANO ENERGY, L.L.C.

A-1

APPENDIX B

GLOSSARY OF TERMS

        $/gal:    U.S. dollars per gallon.

        adjusted operating surplus:    For any period, operating surplus generated during that period is adjusted to:

  (a)
  decrease operating surplus by:

  (1)
  any net increase in working capital borrowings during that period; and

  (2)
  any net decrease in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; and

  (b)
  increase operating surplus by:

  (1)
  any net decrease in working capital borrowings during that period; and

  (2)
  any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

        Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) of the definition of operating surplus.

        available cash:    For any quarter ending prior to liquidation:

  (a)
  the sum of:

  (1)
  all cash and cash equivalents of Copano Energy, L.L.C. and its subsidiaries on hand at the end of that quarter; and

  (2)
  all additional cash and cash equivalents of Copano Energy, L.L.C. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

  (b)
  less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our board of directors to:

  (1)
  provide for the proper conduct of the business of Copano Energy, L.L.C. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Copano Energy, L.L.C. and its subsidiaries) after that quarter;

  (2)
  comply with applicable law or any debt instrument or other agreement or obligation to which Copano Energy, L.L.C. or any of its subsidiaries is a party or its assets are subject; and

  (3)
  provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our board of directors may not establish cash reserves for distributions to the subordinated units unless our board of directors has determined that in its judgment the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by us or any of our subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our board of directors so determines.

        Bbls:    Barrels.

        Btu:    British thermal units.

        capital account:    The capital account maintained for a member under the limited liability company agreement. The capital account of a member for a common unit, a subordinated unit or any other limited liability company interest will be the amount which that capital account would be if that common unit, subordinated unit or other limited liability company interest were the only interest in Copano Energy, L.L.C. held by a member.

        capital surplus:    All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

        closing price:    The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq National Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the our board of directors. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.

        common unit arrearage:    The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

        current market price:    For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

        interim capital transactions:    The following transactions if they occur prior to liquidation:

  (a)
  borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Copano Energy, L.L.C. or any of its subsidiaries;

  (b)
  sales of equity interests by Copano Energy, L.L.C. or any of its subsidiaries; and

  (c)
  sales or other voluntary or involuntary dispositions of any assets of Copano Energy, L.L.C. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

        MMBbls:    One million barrels.

        MMBtu:    One million British Thermal Units.

        MMcf:    One million cubic feet of natural gas.

        MBbls/d:    One thousand barrels per day.

        MMBtu/d:    One million British Thermal Units per day.

        MMcf/d:    One million cubic feet per day.

        NGLs:    Natural gas liquids which consist primarily of ethane, propane, isobutane, normal butane, natural gasoline and stabilized condensate.

        operating expenditures:    All of our expenditures and expenditures of our subsidiaries, including, but not limited to, taxes, reimbursements of Copano/Operations, Inc., repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

  (a)
  Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

  (b)
  Operating expenditures will not include:

  (1)
  capital expenditures made for acquisitions or for capital improvements;

  (2)
  payment of transaction expenses relating to interim capital transactions; or

  (3)
  distributions to unitholders.

        operating surplus:    For any period prior to liquidation, on a cumulative basis and without duplication:

  (a)
  the sum of:

  (1)
  $12.0 million plus all the cash of Copano Energy, L.L.C. and its subsidiaries on hand as of the closing date of our initial public offering;

  (2)
  all cash receipts of Copano Energy, L.L.C. and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions;

  (3)
  all cash receipts of Copano Energy, L.L.C. and our subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; and

  (4)
  the general and administrative expense reimbursement by our existing investors of the amount in excess of our cap on general and administrative expenses for the three-year period following this offering; less

  (b)
  the sum of:

  (1)
  operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

  (2)
  the amount of cash reserves that is necessary or advisable in the reasonable discretion of our board of directors to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Copano Energy, L.L.C. and our subsidiaries or disbursements on behalf of a member of Copano Energy, L.L.C. and our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our board of directors so determines.

        residue gas:    The pipeline quality natural gas remaining after natural gas is processed.

        subordination period:    The subordination period will extend from the closing of the initial public offering until the first day of any quarter beginning after September 30, 2006 for which:

  (a)
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for two consecutive four-quarter periods immediately preceding that date;

  (b)
  the adjusted operating surplus generated during each of the two consecutive four quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis; and

  (c)
  there are no outstanding cumulative common units arrearages.

        throughput:    The volume of refined product transported or passing through a pipeline, plant, terminal or other facility.

        working capital borrowings:    Borrowings exclusively for working capital purposes made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.

APPENDIX C

ESTIMATED AVAILABLE CASH FROM OPERATING SURPLUS

        The following table shows the calculation of estimated available cash from operating surplus and should be read in conjunction with "Cash Available for Distribution" and the historical and pro forma consolidated financial statements included in the prospectus.

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
	(in thousands)
Pro forma net income	$4,534	$2,584
Add:
Pro forma depreciation and amortization	6,091	1,602
Pro forma interest expense	2,857	915
Cash distribution — equity method investment	—	—
Less:
Equity in earnings (loss) — equity method investment	(127)	259
Pro forma cash interest expense	1,611	478
Pro forma maintenance capital expenditures(a)	2,691	713

Pro forma available cash from operating surplus	9,307	3,651
Less:
Incremental general and administrative expenses(b)	1,700	425
Add:
General and administrative expense reimbursement(c)	1,549	651

Estimated available cash from operating surplus(d)(e)	$9,156	$3,877

(a)
Reflects actual maintenance capital expenditures for the periods presented.

(b)
We expect our incremental general and administrative expenses will include costs associated with annual and quarterly reports to unitholders, our annual meeting of unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, fees of independent directors, accounting fees and legal fees.

(c)
Gives effect to the first year cap on general and administrative expenses in the amount of $6.0 million pursuant to an agreement with our existing investors. Please read "Certain Relationships and Related Party Transactions—Copano/Operations, Inc."

(d)
The pro forma adjustments in the pro forma consolidated financial statements are based upon currently available information and certain estimates and assumptions. The pro forma consolidated financial statements do not purport to present the financial position or results of operations of Copano Energy, L.L.C. had this offering actually been completed as of the date indicated. Furthermore, the pro forma consolidated financial statements are based on accrual accounting concepts whereas available cash from operating surplus is defined in the limited liability company agreement on a cash accounting basis. As a consequence, the amount of pro

C-1

  forma cash available from operating surplus shown above should be viewed as a general indication of the amounts of available cash from operating surplus that may in fact have been generated by Copano Energy, L.L.C. had it been formed in earlier periods.

(e)
The amount of available cash from operating surplus needed to distribute the minimum quarterly distribution for one quarter and for four quarters on the common units and subordinated units to be outstanding immediately after this offering is approximately:

	One Quarter	Four Quarters
	(in thousands)
Common units	$2,640	$10,558
Subordinated units	1,320	5,279

Total	$3,960	$15,837

        The pro forma amounts reflected above would have been sufficient to cover the following percentages of the minimum quarterly distribution on the common and subordinated units outstanding for the year ended December 31, 2003 and the three months ended March 31, 2004:

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Common units	86.7%	100%
Subordinated units	0%	93.7%

C-2

APPENDIX D

FORECAST FINANCIAL INFORMATION

        This Appendix D sets forth summarized financial forecasts, which include forecasts of results of operations and significant changes in financial position of Copano Energy, L.L.C. for the 12 months ending June 30, 2005. In addition, we have included a calculation of available cash from operating surplus based on the financial forecasts. We do not as a matter of course make public projections as to future sales, earnings or other results. However, our management has prepared the forecast financial information set forth below to present our expected results for the 12 months ending June 30, 2005. The accompanying forecast financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forecast financial information. These financial forecasts present, to the best of our knowledge and belief, the expected results of operations for Copano Energy, L.L.C. for the forecast period. These financial forecasts are based on certain assumptions and reflect our judgment of the expected conditions and our expected course of action. The assumptions disclosed herein are those that we believe are significant to the financial forecasts. Because events and circumstances frequently do not occur as expected, we can give you no assurance that the forecast results will be achieved. The forecast information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the forecast financial information. There will likely be differences between the forecasts and the actual results and those differences may be material. If the forecasts are not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on the common units. Our auditors have not reviewed or examined this forecast financial information.

        The financial forecasts should be read together with the consolidated financial statements and the accompanying notes included elsewhere in this prospectus and together with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summarized financial forecasts have been prepared by management, and neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the forecast financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecast financial information.

        When considering these financial forecasts, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factor — Risks Related to Our Business" elsewhere in this prospectus. Specific factors that could cause actual results to differ from the forecasts in this Appendix D include, without limitation:

  •
  price trends and overall demand for natural gas and natural gas liquids;

  •
  reduction in throughput on our pipelines;

  •
  changes in our ability to purchase natural gas for resale;

  •
  our ability to successfully integrate acquired assets into our existing operations and make revenue improvements and cost savings changes;

  •
  shut-downs or cutbacks in our end user markets for natural gas;

  •
  interruptions to the operations of our facilities due to natural disasters, power shortages, strikes, riots or other causes; and

  •
  changes in environmental and safety regulations that would require us to make substantial expenditures.

        Any of these factors or the other risks discussed in this prospectus could cause our financial condition and results of operations to vary significantly from those set forth in this Appendix D.

        We do not undertake any obligation to release publicly the results of any future revisions we may make to these financial forecasts or to update these financial forecasts to reflect events or circumstances after the date of this prospectus.

Copano Energy, L.L.C.

Summarized Financial Forecasts
(in thousands)
Twelve Months Ending June 30, 2005

Revenues:
Pipelines	$325,371
Processing	185,757

Total Revenues	511,128

Cost of sales:
Pipelines	298,525
Processing	172,626

Total Cost of Sales	471,151

Gross margin:
Pipelines	26,846
Processing	13,131

Total Gross Margin	39,977

Costs and expenses:
Operations and maintenance	11,769
General and administrative	7,800
Depreciation and amortization	6,696
Equity in earnings of unconsolidated affiliate (1)	(211)

Total costs and expenses	26,054

Operating income	13,923

Other income (expense):
Interest expense	(2,076)

Net Income	$11,847

(1)
Equity in earnings from our interest in Webb/Duval Gatherers.

See accompanying summary of significant accounting policies and forecast assumptions.

1.    ORGANIZATION AND DESCRIPTION OF BUSINESS

  Organization

        We are a Delaware limited liability company that was formed in August 2001. Our natural gas gathering, transmission, treating, purchasing and selling operations are conducted by our Copano Pipelines segment, and our natural gas processing, conditioning and related NGL transportation operations are conducted by our Copano Processing segment.

  Basis of Presentation

        These financial forecasts have been prepared in conjunction with the planned initial public offering of common units as described in this prospectus. The financial information included in this forecast represents our expected results for the 12 months ending June 30, 2005. These financial forecasts present, to the best of our knowledge and belief, the expected results of operations for Copano Energy, L.L.C. for the forecast period. These financial forecasts are based on certain assumptions and reflect our judgment of the expected conditions and our expected course of action. The assumptions disclosed herein are those that we believe are significant to the financial forecasts. Because events and circumstances frequently do not occur as expected, we can give you no assurance that the forecast results will be achieved. There will likely be differences between the forecasts and the actual results and those differences may be material.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have developed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules, and the use of judgment applied to the specific set of circumstances existing in our business. We make every effort to properly comply with all applicable rules on or before their adoption, and we believe the proper implementation and consistent application of the accounting rules are critical.

  Use of Estimates

        The preparation of these financial forecasts requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Although management believes the estimates are appropriate, actual results can differ from those estimates.

  Concentration and Credit Risk

        We derive our revenue from customers primarily in the natural gas and utility industries. These industry concentrations have the potential to impact our overall exposure to credit risk, either positively or negatively, in that our customers could be affected by similar changes in economic, industry or other conditions.

  Revenue Recognition

        Our natural gas and natural gas liquids revenue is recognized in the period when the physical product is delivered to the customer at contractually agreed-upon pricing.

        Transportation, compression and processing-related revenue is recognized in the period when the service is provided.

  Shipping and Handling Fees

        We include shipping and handling fees and costs in operating costs and expenses.

  Property, Plant and Equipment

        Property, plant and equipment consist of intrastate gas transmission systems, gas gathering systems, gas processing, conditioning and treating facilities and other related facilities, which are carried at cost less accumulated depreciation. We charge repairs and maintenance against income when incurred and capitalize renewals and betterments, which extend the useful life or expand the capacity of the assets. We calculate depreciation on the straight-line method principally over 20-year and 30-year estimated useful lives of our assets.

        We capitalize interest on major projects during extended construction time periods. Such interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets.

        We review long-lived assets for impairment whenever there is evidence that the carrying value of such assets may not be recoverable. This review consists of comparing the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than the asset's carrying value. Estimates of expected future cash flows represent our best estimate based on reasonable and supportable assumptions.

  Equity in Earnings of Unconsolidated Affiliate

        We own a 62.5% partnership interest in Webb/Duval Gatherers ("WDG"), which is accounted for by the equity method. Although we own a majority interest in and operate WDG, we use the equity method of accounting for this investment because the terms of the WDG partnership agreement provide the minority partners with substantive participating rights with respect to the management of WDG.

3.    SIGNIFICANT FORECAST ASSUMPTIONS

Pipelines Revenues and Gross Margins

        Forecast revenues for our pipelines segment for the 12 months ending June 30, 2005 are approximately $60.3 million higher than for the 12 months ended December 31, 2003. This increase is primarily attributable to higher forecasted throughput volumes in our South Texas, Central Gulf Coast and Upper Gulf Coast Regions as a result of increased drilling activities by producers in these regions.

        Gross margin from our pipelines segment is projected to decrease by approximately $0.8 million, from $27.6 million to $26.8 million from the 12 months ended December 31, 2003 to the 12 months ending June 30, 2005. The forecasted decrease in gross margin is primarily attributable to seasonal market conditions realized during the first quarter of 2003, which resulted in higher volumes of natural gas being sold to utilities under arrangements with comparatively favorable margins. We do not expect such market conditions to recur during the 12 months ended June 30, 2005. This decrease is partially offset by higher projected throughput volumes in our South Texas, Central Gulf Coast and Upper Gulf Coast Regions.

Processing Revenues and Gross Margins

        Forecast revenues for our processing segment for the 12 months ending June 30, 2005 are approximately $66.3 million higher than for the 12 months ended December 31, 2003. Gross margin from our processing segment is forecasted to increase by approximately $9.5 million, from $3.6 million to $13.1 million from the 12 months ended December 31, 2003 to the 12 months ending June 30, 2005. This increase is primarily attributable to the following factors:

  •
  higher average processing margins forecasted for the 12 months ending June 30, 2005 as compared to historically low processing margins realized during 2003;

  •
  the full year impact of our recently restructured contractual arrangements, including our contract with KMTP, which provide that at least during periods of relatively low processing margins, we will receive supplemental fees; and

  •
  improved margins associated with the recent modifications made to our Houston Central Processing Plant, which allow us to condition, as opposed to process, natural gas when it is economically desirable to do so.

Equity in Earnings of Unconsolidated Affiliate

        The forecast equity in earnings of Webb/Duval Gatherers for the 12 months ending June 30, 2005 is $0.2 million compared to a loss of $0.1 million for the year ended December 31, 2003, an increase of approximately $0.3 million. This increase is primarily due to higher forecasted throughput volumes on Webb Duval Gatherers' systems as a result of increased use of the system by one of our shippers.

Operations and Maintenance Expenses

        Operations and maintenance expenses are forecasted to increase by approximately $0.9 million, from $10.9 million for the 12 months ended December 31, 2003 to $11.8 million from to the 12 months ending June 30, 2005. This increase is primarily attributable to higher projected utility, repair and maintenance expense at our Houston Central Processing Plant and, to a lesser extent, our pipelines. This increase is partially offset by a forecasted reduction in compressor lease payments in the South Texas Region.

General and Administrative Expenses

        General and administrative expenses are forecasted to increase by approximately $2.0 million, from $5.8 million for the 12 months ended December 31, 2003 to approximately $7.8 million for the 12 months ending June 30, 2005. This increase is primarily attributable to our estimate of additional expenses of approximately $1.7 million that we expect to incur as a result of becoming a public company. We expect our incremental general and administrative expenses will include costs associated with annual and quarterly reports to unitholders, our annual meeting of unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, fees of independent directors, accounting fees and legal fees. The forecast of general and administrative expenses excludes the impact of general and administrative expense reimbursements that would be made in accordance with our limited liability company agreement. Based on the financial forecast included in this Appendix D, reimbursements to us for such amounts are estimated to be approximately $1.8 million in the 12 months ending June 30, 2005.

Depreciation and Amortization

        Forecast depreciation and amortization is based on the estimated useful lives of our property, plant and equipment and intangible assets, as well as our depreciable asset base and method of depreciation.

Interest Expense

        Forecast interest expense is based on the expected average outstanding debt balance and an estimated weighted average interest rate during the forecast period of 4.0%.

Maintenance Capital Expenditures

        Forecast maintenance capital expenditures are generally based on historical capital expenditures required to maintain our assets.

Cash Distribution from Webb/Duval Gatherers

        Forecast cash distributions from Webb/Duval Gatherers to us for the 12 months ending June 30, 2005 are approximately $0.4 million. Historically, Webb/Duval Gatherers has used its cash flow from operations after capital expenditures for internal operational restructuring initiatives and thus has not typically paid distributions to us. Currently, Webb/Duval Gatherers does not have outstanding debt and we do not anticipate that it will require significant expansion capital expenditures in the foreseeable future. As a result, we expect Webb/Duval Gatherers to begin making quarterly cash distributions to us during the 12 months ending June 30, 2005.

Forecast of Available Cash from Operating Surplus

        We believe that following the completion of this offering, based on the financial forecast included in this Appendix D, and subject to the qualifications and assumptions described above, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through June 30, 2005. Our forecast of available cash from operating surplus is set forth below:

Forecast Twelve Months Ending June 30, 2005
(in thousands)
Net income	$11,847
Add:
Depreciation and amortization	6,696
Interest expense	2,076

EBITDA	$20,619
Add:
Cash distributions from unconsolidated affiliate (1)(2)	385
Webb/Duval Gatherers management fee	120
General and administrative expense reimbursement	1,800
Less:
Equity in earnings from unconsolidated affiliate (1)	(211)
Interest expense	(2,076)
Maintenance capital expenditures	(3,000)

Forecast of available cash from operating surplus (3)	$17,637

(1)
Amounts are from our interest in Webb/Duval Gatherers.

(2)
The reconciliation of forecast cash distributions from forecast equity in earnings from unconsolidated affiliate is as follows:

Forecast Twelve Months Ending June 30, 2005
(in thousands)
Forecast equity in earnings from unconsolidated affiliate	$211
Add:
Depreciation and amortization*	432
Less:
Webb/Duval Gatherers management fee*	(120)
Maintenance capital expenditures*	(138)

Forecast cash distributions from unconsolidated affiliate	$385

    *
    Adjustments represent our 62.5% interest in each reconciling item.

(3)
The amount of available cash from operating surplus needed to distribute the minimum quarterly distributions for four quarters on the common and subordinated units to be outstanding immediately after this offering is approximately:

Four Quarters Ending June 30, 2005
(in thousands)
Common units	$10,558
Subordinated units	5,279

Total	$15,837

Common Units

Copano Energy, L.L.C.

Representing Limited Liability Company Interests

P R O S P E C T U S

RBC Capital Markets
KeyBanc Capital Markets
Sanders Morris Harris

                        , 2004

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13. Other Expenses of Issuance and Distribution.

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee, the amounts set forth below are estimates.

SEC registration fee	$15,300
NASD filing fee	30,500
Printing and engraving expenses	400,000
Fees and expenses of legal counsel	1,000,000
Accounting fees and expenses	1,100,000
Transfer agent and registrar fees	4,500
Nasdaq National Market listing fee	5,000
Miscellaneous	6,000

Total	$2,561,300

Item 14. Indemnification of Officers and Members of Our Board of Directors.

        The section of the prospectus entitled "The Limited Liability Company Agreement — Indemnification" discloses that we will generally indemnify officers and members of our board of directors to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section    of the Underwriting Agreement to be filed as an exhibit to this registration statement in which we will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other persons from and against all claims and demands whatsoever.

        To the extent that the indemnification provisions of our limited liability company agreement purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

        In connection with our formation and through a series of transactions occuring between August 14, 2001 and November 27, 2001, we issued to Copano Partners, L.P. 1,030,000 common units and 620,000 junior units for assets having a net book value of approximately $4 million. Additionally, through a series of transactions occurring between August 14, 2001 and November 27, 2001, we issued (1) 1,875,000 warrants to purchase common units and 300,000 redeemable preferred units to affiliates of CSFB Private Equity for $30 million and (2) 1,875,000 warrants to purchase common units and 300,000 redeemable preferred units to affiliates of EnCap Investments for $30 million, in each case, in an offering exempt from registration under Section 4(2) of the Securities Act as the transaction did not involve a public offering. Since

November 1, 2001, we have issued 69,851 additional redeemable preferred units to affiliates of CSFB Private Equity and 69,851 additional redeemable preferred units to affiliates of EnCap Investments in lieu of quarterly cash distributions. On August 14, 2001, we issued a warrant to Tejas, which provides Tejas the right to acquire up to 10% of the membership interests of our wholly owned subsidiary, Copano Houston Central, which owns the assets of our processing segment. Effective January 2002, we designated 212,000 nonvoting special units of our company, 154,000 of which were designated as common special units and 58,000 of which were designated as junior special units. Of the designated amounts, 54,000 common special units and 18,000 junior special units were sold, effective January 2002, to one of our executive officers and, effective April 2003, an additional 100,000 common special units and 40,000 junior special units were sold to another executive officer of our company. There have been no other sales of unregistered securities within the past three years.

        Preferred Units.    As of December 31, 2003, preferred units issued and outstanding totaled 703,870, with an aggregate face value (the "Designated Amount") of $70,387,000. EnCap Investments and CSFB Private Equity are entitled to receive pro rata distributions of 8.00% of the Designated Amount payable quarterly beginning November 1, 2001. For the first four years of quarterly distributions, our board of managers may elect to pay the preferred distributions in preferred units at a 10% rate. Our board of managers has elected to pay the preferred distributions in preferred units for all quarterly distributions to date, thereby increasing the number of preferred units outstanding and increasing the Designated Amount. In the event of liquidation, dissolution or winding up of our company, preferred units have preference, over common, junior and special units (discussed below) to the available cash funds up to the Designated Amount plus any distributions cumulated but not paid (the "Liquidation Amount") except that the special unitholders are entitled to the return of their original capital contribution prior to payment to the preferred unitholders. Prior to August 14, 2008, we have the option to redeem any number of preferred units for the per unit price of 101% of the Liquidation Amount divided by the number of preferred units then outstanding, provided a minimum redemption of $5,000,000 is made; provided, however, in the event of certain sales transactions with respect to our company or our assets or certain equity offerings, we are required to redeem the preferred units for the Liquidation Amount. On August 14, 2008, we must redeem the total number of preferred units for the per unit price of the Liquidation Amount divided by the number of preferred units then outstanding, provided funds are legally available to do so.

        Warrants.    EnCap Investments and CSFB Private Equity were issued warrants to purchase up to 3,750,000 of our common units at an exercise price of $16 per unit until August 14, 2011, at which time the warrants expire. The warrants may be exercised by paying cash, by surrendering to us securities of our company having a fair market value equal to the exercise price or by exercising the warrants for net common units in a cashless exercise based upon the value of the underlying common units. Proceeds from the issuance of the preferred units were allocated between the warrants and the preferred units based on the respective fair values. The fair value of each warrant on the date of grant was $4.34 using the Black-Scholes option pricing model and the following assumptions: exercise price of $16.00, expected volatility rate of 19%, risk-free interest rate of 4.97% and expected life of 10 years.

        Tejas Warrants.    On August 14, 2001, we issued a warrant to Tejas, which provides Tejas the right to acquire up to 10% of the membership interests (100,000 equity membership interests) of our wholly owned subsidiary, Copano Houston Central, which owns the assets of our processing segment. The warrant is exercisable at any time prior to the earlier of August 15, 2011 or the second anniversary of the payoff date of all indebtedness under our term loan from Tejas. The exercise price of the warrant is $41.24 per membership interest or $4,124,000 in the aggregate.

        Common Special Units and Junior Special Units.    Effective January 2002, we designated 212,000 nonvoting special units of our company, 154,000 of which were designated as common special units and 58,000 of which were designated as junior special units. Of the designated amounts, 54,000 common special units and 18,000 junior special units were sold, effective January 2002, to Matthew J. Assiff, our Senior Vice President, Finance and Administration, in exchange for Mr. Assiff's agreement to pay us $63,000 and, effective April 1, 2003, an additional 100,000 common special units and 40,000 junior special units were sold to R. Bruce Northcutt, our President and Chief Operating Officer, in exchange for Mr. Northcutt's agreement to pay us $120,000. The acquisition price for the common special units and the junior special units was $1.00 per unit and $.50 per unit, respectively. The initial purchase of the 72,000 special units issued effective January 2002 was financed by a subscription receivable. The second purchase of the 140,000 special units issued effective April 1, 2003 was financed by a subscription receivable, one third of which was forgiven on April 1, 2004.

        On July 30, 2004, Copano Operations, as Mr. Assiff's employer, loaned Mr. Assiff $63,000 to fund Mr. Assiff's payment of the acquisition price for the special units. The promissory note evidencing this loan bore interest at 4.25% per annum and was payable by Mr. Assiff upon his assignment of the special units or upon certain liquidating events, including the completion of this offering. Immediately prior to the filing of this registration statement, Mr. Assiff received a distribution from his capital account of $63,000 and retired the outstanding obligations of this loan.

        On July 30, 2004, Copano Operations, as Mr. Northcutt's employer, loaned Mr. Northcutt $80,000 to fund Mr. Northcutt's payment to us on that date of the balance of the acquisition price for the special units. The promissory note evidencing this loan bore interest at 4.25% per annum and was payable upon the earlier of April 1, 2006, Mr. Northcutt's voluntary resignation or our termination of Mr. Northcutt's employment for cause. The promissory note additionally provided that so long as Mr. Northcutt continued to be employed by us, one half of the promissory note would have been forgiven on April 1, 2005 with the then outstanding balance forgiven on April 1, 2006. The promissory note would also have been forgiven upon a termination of Mr. Northcutt's employment other than for cause, upon his death or disability or upon certain liquidating events, including the completion of this offering. Immediately prior to the filing of this registration statement, Mr. Northcutt received a distribution from his capital account of $80,000 and retired the outstanding obligations of this loan.

        With respect to distributions, common special unitholders and junior special unitholders have the same rights as common unitholders and junior unitholders, respectively; provided, however, that upon certain liquidating events of our company, (i) special unitholders have a liquidation preference over all other unitholders with respect to an amount of liquidation proceeds equal to the original acquisition price of the special units and (ii) the amount of the balance that otherwise would be distributed to common special unitholders will be reduced by an amount equal to the number of common special units multiplied by $16.

Item 16. Exhibits.

        The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
*1.1	—	Form of Underwriting Agreement
3.1	—	Certificate of Formation of Copano Energy Holdings, L.L.C. (now Copano Energy, L.L.C)
3.2	—	Certificate of Amendment to Certificate of Formation of Copano Energy Holdings, L.L.C. (now Copano Energy, L.L.C)
*3.3	—	Form of Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (included as Appendix A to the Prospectus)
*3.4	—	Form of Administrative Services Agreement
*5.1	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
*8.1	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
*10.1	—
Amended and Restated Credit Agreement dated February 13, 2004, among Copano Pipelines Group, L.L.C., Copano Field Services/Copano Bay, L.P., Copano Field Services/Agua Dulce, L.P., Copano Field Services/South Texas, L.P., Copano Field Services/Upper Gulf Coast, L.P., Copano Field Services/Live Oak, L.P., Copano Field Services/Central Gulf Coast, L.P., Copano Pipelines/South Texas, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Energy Services/Upper Gulf Coast, L.P., as the Borrowers, and Fleet National Bank and the other Lenders named therein.
*10.2	—
First Amendment to Amended and Restated Credit Agreement dated , 2004, among Copano Pipelines Group, L.L.C., Copano Field Services/Copano Bay, L.P., Copano Field Services/Agua Dulce, L.P., Copano Field Services/South Texas, L.P., Copano Field Services/Upper Gulf Coast, L.P., Copano Field Services/Live Oak, L.P., Copano Field Services/Central Gulf Coast, L.P., Copano Pipelines/South Texas, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Energy Services/Upper Gulf Coast, L.P., as the Borrowers, and Fleet National Bank and the other Lenders named therein.
*10.3	—	Credit Agreement dated , 2004, by and among Copano Houston Central, L.L.C., Copano Processing, L.P. and Copano NGL Services, L.P. as the Borrowers and as the Lender
*10.4	—	Form of Copano Energy, L.L.C. Long-Term Incentive Plan
*10.5	—	Form of Copano Energy, L.L.C. Annual Incentive Plan
10.6	—
Stakeholders' Agreement dated July 30, 2004, by and among Copano Energy, L.L.C., Copano Partners, L.P., R. Bruce Northcutt, Matthew J. Assiff, EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., CEH Holdco, Inc., CEH Holdco II, Inc., DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Merchant Banking III, Inc., DLJ MB Partners III GmbH & Co,KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P.

*10.7	—	Amended and Restated Gas Processing Contract dated as of January 1, 2004, between Kinder Morgan Texas Pipeline, L.P. and Copano Processing, L.P.
*21.1	—	List of Subsidiaries of Copano Energy, L.L.C.
23.1	—	Consent of Deloitte & Touche LLP
*23.2	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
*23.3	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1	—	Powers of Attorney (contained on page II-6)

*
To be filed by amendment

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 30, 2004.

COPANO ENERGY, L.L.C.
By:	/s/ JOHN R. ECKEL, JR. Name: John R. Eckel, Jr. Title: Chairman of the Board and Chief Executive Officer

        Each person whose signature appears below appoints John R. Eckel, Jr. and Douglas L. Lawing, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ JOHN R. ECKEL, JR. John R. Eckel, Jr.	Chairman of the Board and Chief Executive Officer	July 30, 2004
/s/ MATTHEW J. ASSIFF Matthew J. Assiff	Senior Vice President, Finance and Administration (Principal Financial Officer)	July 30, 2004
/s/ LARI PARADEE Lari Paradee	Vice President and Controller (Principal Accounting Officer)	July 30, 2004
/s/ WYNNE M. SNOOTS, JR. Wynne M. Snoots, Jr.	Director	July 30, 2004
/s/ STEVEN A. WEBSTER Steven A. Webster	Director	July 30, 2004
/s/ BRENT R. BECHTOL Brent R. Bechtol	Director	July 30, 2004
/s/ ROBERT L. CABES, JR. Robert L. Cabes, Jr.	Director	July 30, 2004
Copano Management Partners, L.L.C.	Director	July 30, 2004
By:	/s/ JOHN R. ECKEL, JR. John R. Eckel, Jr., President

EXHIBIT INDEX

Exhibit Number		Description
*1.1	—	Form of Underwriting Agreement
3.1	—	Certificate of Formation of Copano Energy Holdings, L.L.C. (now Copano Energy, L.L.C)
3.2	—	Certificate of Amendment to Certificate of Formation of Copano Energy Holdings, L.L.C. (now Copano Energy, L.L.C)
*3.3	—	Form of Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (included as Appendix A to the Prospectus)
*3.4	—	Form of Administrative Services Agreement
*5.1	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
*8.1	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
*10.1	—
Amended and Restated Credit Agreement dated February 13, 2004, among Copano Pipelines Group, L.L.C., Copano Field Services/Copano Bay, L.P., Copano Field Services/Agua Dulce, L.P., Copano Field Services/South Texas, L.P., Copano Field Services/Upper Gulf Coast, L.P., Copano Field Services/Live Oak, L.P., Copano Field Services/Central Gulf Coast, L.P., Copano Pipelines/South Texas, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Energy Services/Upper Gulf Coast, L.P., as the Borrowers, and Fleet National Bank and the other Lenders named therein.
*10.2	—
First Amendment to Amended and Restated Credit Agreement dated , 2004, among Copano Pipelines Group, L.L.C., Copano Field Services/Copano Bay, L.P., Copano Field Services/Agua Dulce, L.P., Copano Field Services/South Texas, L.P., Copano Field Services/Upper Gulf Coast, L.P., Copano Field Services/Live Oak, L.P., Copano Field Services/Central Gulf Coast, L.P., Copano Pipelines/South Texas, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Energy Services/Upper Gulf Coast, L.P., as the Borrowers, and Fleet National Bank and the other Lenders named therein.
*10.3	—	Credit Agreement dated , 2004, by and among Copano Houston Central, L.L.C., Copano Processing, L.P. and Copano NGL Services, L.P. as the Borrowers and as the Lender
*10.4	—	Form of Copano Energy, L.L.C. Long-Term Incentive Plan
*10.5	—	Form of Copano Energy, L.L.C. Annual Incentive Plan
10.6	—
Stakeholders' Agreement dated July 30, 2004, by and among Copano Energy, L.L.C., Copano Partners, L.P., R. Bruce Northcutt, Matthew J. Assiff, EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., CEH Holdco, Inc., CEH Holdco II, Inc., DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Merchant Banking III, Inc., DLJ MB Partners III GmbH & Co,KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P.
*10.7	—	Amended and Restated Gas Processing Contract dated as of January 1, 2004, between Kinder Morgan Texas Pipeline, L.P. and Copano Processing, L.P.

*21.1	—	List of Subsidiaries of Copano Energy, L.L.C.
23.1	—	Consent of Deloitte & Touche LLP
*23.2	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
*23.3	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1	—	Powers of Attorney (contained on page II-6)

*
To be filed by amendment